UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                   FORM U-3A-2
                                                                File No. 69-344

                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935



                      To Be Filed Annually Prior to March 1



                              EDISON INTERNATIONAL
                                (Name of Company)





hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

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

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
       (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.


                                 HOLDING COMPANY

00 EDISON INTERNATIONAL is a corporation organized under the laws of the State of California and having its principal place of business at 2244 Walnut Grove Avenue (P.O. Box 999), Rosemead, California 91770. It was organized principally to acquire and hold securities of other corporations for investment purposes. Edison International has the following subsidiaries:

                              UTILITY SUBSIDIARIES

01 SOUTHERN CALIFORNIA EDISON COMPANY ("SCE") is a California corporation having its principal place of business at 2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770. SCE is a public utility primarily engaged in the business of supplying electric energy to portions of central and southern California, excluding the City of Los Angeles and certain other cities. Its subsidiaries have the same principal place of business as Southern California Edison Company:

02 CALIFORNIA ELECTRIC POWER COMPANY is an inactive California corporation that remains from a 1964 merger with SCE.

02 CONSERVATION FINANCING CORPORATION is a California corporation engaged in the remediation and mitigation of environmental liabilities.

02 EDISON ESI is a California corporation engaged in the business of marketing services, products, information, and copyrighted materials to third parties on behalf of SCE.

02 EDISON MATERIAL SUPPLY LLC is a Delaware limited liability company that provides procurement, inventory and warehousing services.

02 MONO POWER COMPANY is an inactive California corporation that has been engaged in the business of exploring for and developing fuel resources.

03 The Bear Creek Uranium Company is an inactive California partnership between Mono Power Company (50%) and Union Pacific Resources (50%) that has been engaged in reclamation of an integrated uranium mining and milling complex in Wyoming.

02 SCE CAPITAL COMPANY is an inactive Delaware corporation that acted as a financing vehicle for SCE.

02 SCE FUNDING LLC is a Delaware limited liability company that acts as a financing vehicle for rate reduction bonds.

02 SCE UK SERVICES LTD is a United Kingdom private limited company having its registered office at Lansdowne House, Berkeley Square, London, England W1X 5DH, which provides auditing services for affiliated companies.

02 SOUTHERN STATES REALTY is a California corporation engaged in holding real estate assets for SCE.

                             NONUTILITY SUBSIDIARIES

01     EDISON DRIVES ELECTRIC is a California corporation having its


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       principal place of business at 2244 Walnut Grove Avenue, Rosemead,
       California 91770, which is engaged in administering a vehicle lease program for Edison International employees.

01 EDISON INSURANCE SERVICES, INC., is a Hawaii corporation having its principal executive office at 1099 Alakea Street, 22nd Floor, Honolulu, Hawaii 96813, which provides domestic and foreign property damage and business interruption insurance to Edison International and its subsidiaries.

01 EDISON VENTURES is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which owns the stock and coordinates the activities of its nonutility subsidiaries. The subsidiaries of Edison Ventures are as follows:

02 EDISON TRANSENERGY is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which is engaged in pipeline development activities to transport crude oil.

01     EDISON ENERGY (Inactive)

01     EDISON INTERNATIONAL POWER (Inactive)

01 EIX TRUST I is a Delaware business trust that acts as a financing vehicle.

01 EIX TRUST II is a Delaware business trust that acts as a financing vehicle.

01 EIX TRUST III is a Delaware business trust that acts as a financing vehicle.

01 THE MISSION GROUP is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046, which owns the stock and coordinates the activities of nonutility companies. The subsidiaries of The Mission Group are as follows:

02 EDISON O&M SERVICES is a California corporation that was organized to provide generation operation and maintenance services.

02 EDISON TECHNOLOGY SOLUTIONS ("ETS") is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which was organized to engage in technology development and commercialization. The subsidiaries of Edison Technology Solutions are as follows:

03 EDISON EV is a California corporation having its principal place of business at 2244 Walnut Grove Avenue, Rosemead, California 91770, which was engaged in the business of providing electric vehicle charging infrastructure.

03 FACILICHEM, INC., is a California corporation having its principal place of business at 333 Ravenswood Avenue, Menlo Park, California 94025, which was organized to engage in the research, development and commercialization of liquid membrane technologies for application in specific industrial and chemical processes. ETS has a 10% ownership interest with an option to increase that i nterest to 16.66%

02 EDISON ENVIRONMENTAL SERVICES is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046, which was organized to provide nuclear decommissioning services.


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


02 EDISON ENTERPRISES is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773, which owns the stock and coordinates the activities of its nonutility subsidiaries. The subsidiaries of Edison Enterprises are as follows:

03 EDISON SOURCE is a California corporation having its principal place of business at 800 East Orangethorpe Avenue, Anaheim, California 92801. It is engaged in the business of integrated energy services.

04 G.H.V. REFRIGERATION, INC. is a California corporation having its principal place of business at 800 E. Orangethorpe Avenue, Anaheim, California 92801. It is engaged in the business of
                 providing    refrigeration/HVAC operations, maintenance and
                 installations throughout Southern California and Arizona.

03 EDISON SELECT is a California corporation having its principal place of business at 955 Overland Court, San Dimas, Califonia 91773. It is engaged in the business of providing consumer products and services.

04               EDISON HOME PROTECTION COMPANY (Inactive)

04 SELECT HOME WARRANTY COMPANY is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the home protection company business.

04 EDISON SECURITY CORP. [formerly WESTEC RESIDENTIAL SECURITY, INC.] is a Delaware corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the business of providing home security services.

04 VALLEY BURGLAR & FIRE ALARM CO., INC. is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the business of providing home security services.

03 EDISON UTILITY SERVICES is a California corporation having its principal place of business at 955 Overland Court, San Dimas, California 91773. It is engaged in the business of providing services including billing and transmission and distribution outsourcing.


02 EDISON CAPITAL is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 800, Irvine, California 92612-1046. It is engaged in the business of leveraged- leasing transactions and other project financings, either directly or through subsidiaries. Edison Capital owns a group of subsidiaries and has interests in various partnerships through its subsidiaries. The subsidiaries and partnerships of Edison Capital are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Edison Capital.

03     BURLINGTON APARTMENTS, INC.
03     EDISON CAPITAL EUROPE LIMITED (UK corporation)
       Address:  Lansdowne House, Berkeley Square, London, England W1X 5DH
03     EDISON CAPITAL VENTURES
03     EDISON FUNDING COMPANY
       [directly owns 0.08% of Edison Funding Omicron Incorporated; see listing under Edison Housing Consolidation Company)


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

04        EDISON CAPITAL HOUSING INVESTMENTS
          [directly owns 0.35% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
          [directly owns 35.52% of Edison Funding Omicron Incorporated; see listing under Edison Housing Consolidation Co.]
05            1st Time Homebuyer Opportunities LP (Chester County Homes) 99%
05            1732 Champa LP (Buerger Brothers Lofts) 99%
05            18303 Kittridge Associates LP 99%
05            210 Washington Avenue Associates (Renaissance Plaza)
              (Connecticut partnership) 99%
05            2400 Locust Associates LP (Locust on the Park) 99%
05            Abajo Del Sol LP 99.9%
05            Anglo Edison Pinecrest L.L.C. 99%
05            Apollo Development Associates LP (Apollo Hotel) 99.9%
05            Argyle Redevelopment Partnership, Ltd. (Colorado
              partnership) 99%
05            Auburn Manor L.L.C. 50%
05            B.A.I. Anglo Edison Pinecrest, LLC (Pinecrest) 99%
05            Baldwin Village LP 99.9%
05            Bartlett Hill Associates LP 99%
05            Benton Green LP 99.9%
05            Bouquet Canyon Seniors LP 99%
05            Carson Terrace LP 99.9%
05            CCS/Bellingham LP (Washington Grocery Building) 99%
05            CCS/Mount Vernon Housing LP (La Venture) 99%
05            Cincinatti Ravenwood Apartments LP 99%
05            Conejo Valley Community Housing Associates (Community House
              Apartments) 99%
05            Diamond Creek Apartments LP 99.9%
05            Don Avante Association I LP (Don de Dios) 99.9%
05            Don Avante Association II LP (Village Avante) 99.9%
05            EAST COAST CAPITAL, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            EC ASSET SERVICES, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            EC PROPERTIES, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
06               Corporations for Affordable Housing LP 1%GP
07                  Arbor Lane Associates Phase II LP (Timberwood) 99%
07                  Arroyo Vista Associates LP 99%
07                  Artloft Associates LP 35.6%
07                  Caleb Affordable Housing Associates LP
                    (Ledges/Pinebrook) 99%
07                  The Carlin LP 99%
07                  Diamond Phase III Venture LP 99%
07                  Fairmont Hotel Urban Renewal Associates LP 99%
07                  Mackenzie Park Associates LP 99%
07                  Parkside Associates LP (Parkside Garden) 99%
07                  Pines Housing LP 99%
07                  Pines Housing II, LP 99%
07                  Smyrna Gardens Associates LP 99%
07                  Tioga Gardens LP 99%
07                  Walden Pond, LP (Hamlet) 99%
06               Corporations for Affordable Housing LP II 1%GP
07                  2601 North Broad Street Associates LP (Station House) 99%
07                  Artloft Associates LP 53.39%
07                  Brookline Housing Associates LLC (Bridgewater) 99%
07                  EDA LP (Eagle's Nest) 99%
07                  Edgewood Manor Associates II LP 99%
07                  Gateway Housing LP (Gateway Townhomes) 99%
07                  Homestead Village Associates LP 99%
07                  Junction City Apartments LP (Green Park) 99%
07                  Liberty House Associates LP 99%
07                  Maple Ridge Development Associates LP 99%
07                  Parsonage Cottage Senior Residence LP 99%
07                  Rittenhouse School LP 99%
07                  Silver City Housing LP 99%


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

07                  South 55th Street, LP 99%
07                  W. M. Housing Associates LP (Williamsport Manor) 99%
07                  Winnsboro Apartments LP (Deer Wood) 99%
05            EC PROPERTIES III, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
06               Corporations for Affordable Housing LP III 1%GP
07                  Piedmont Housing Associates 99%
07                  Pines Housing III 99%
07                  Salem Lafayette Urban Renewal Associates, LP 99%
07                  Spring Valley Commons LP 99%
07                  Stevenson Housing Associates (Park Vista) 99%
05            EC-SLP, INC. (Massachusetts corporation)
              Address:  240 Commercial Street, Boston, MA 02109-1336
05            ECHI-A COMPANY
05            ECHI-B COMPANY
05            ECHI Wyvernwood, Inc. [dead project]
05            ECH/HFC GP Partnership No. 1 34.9%GP
06               Edison Capital Housing Partners VII LP 19.4%GP
07                  C-Court LP (Cawelti Court) 99%
07                  Cottonwood Affordable Housing LP 99%
07                  Fifth & Wilshire Apartments LP 99%
07                  Flagstaff Affordable Housing II, LP (Forest View
                    Apts.) 99%
07                  Huff Avenue Associates LP 99%
07                  Mountain View Townhomes Associates LP 99%
07                  Oak Forest Associates LP 99%
07                  Paradise Road Partners LP (Gateway Village) 99%
07                  Woodland Arms Apartments, Ltd. 99%
05            ECH/HFC GP Partnership No. 2 56.7%GP
06               Edison Capital Housing Partners VIII LP 18.54%GP
07                  Catalonia Associates LP 99%
07                  Ohlone Housing Associates LP 99%
05            EDISON CAPITAL AFFORDABLE HOUSING 97 V
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VI
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VII
05            EDISON CAPITAL AFFORDABLE HOUSING 97 VIII
05            EDISON CAPITAL AFFORDABLE HOUSING 99A COMPANY
05            Edison Capital Affordable Housing 99A G.P. 27.69%GP
06               Edison Capital Housing Partners IX LP 13.5533%GP
07                  1010 SVN Associates LP 99%
07                  2814 Fifth Street Associates LP (Land Park Woods) 99%
07                  Alma Place Associates LP 99%
07                  Knolls Community Associates LP 99%
07                  Monterra Village Associates LP 99%
07                  Pacific Terrace Associates LP 99%
07                  PVA LP (Park Victoria) 99%
07                  Sherman Glen, L.L.C. 99%
07                  Strobridge Housing Associates LP 99%
07                  Trolley Terrace Townhomes LP 99%
07                  Walnut Avenue Partnership LP 99%
05            EDISON CAPITAL AFFORDABLE HOUSING 99B COMPANY 99.99%
05            Edison Capital Affordable Housing 99B G.P. 99.99%GP
06               Edison Capital Housing Partners X LP 19.3952%GP
07                  Beacon Manor Associates LP 99%
07                  Boulder Creek Apartments LP 99%
07                  Burlington Senior Housing LLC 99.9%
07                  CCS/Renton Housing LP (Renton) 99%
07                  Coolidge Station Apartments L.L.C. 99%
07                  Lark Ellen LP 99%
07                  Mercy Housing California IX LP (Sycamore) 99%
07                  Morgan Hill Ranch Housing LP 99%
07                  Pacifica Community Associates LP (Villa Pacifica) 99%
07                  Persimmon Associates LP 99%
07                  Providence-Brown Street Housing LP (Brown Street) 99%
07                  San Juan Commons 1996 LP 99%
07                  Timber Sound, Ltd. 99%


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

07                  Timber Sound II, Ltd. 99%
07                  Trinity Park Apartments LP 99%
07                  Venbury Trail LP 99%
06               Edison Capital Housing Partners XI LP 18.62486%GP
07                  1475 167th Avenue Associates LP (Bermuda Gardens) 99.9%
07                  Auburn Manor Apartments LP 99%
07                  Barnsdall Court LP (Villa Mariposa) 99%
07                  Borregas Court LP 99%
07                  Bryson Family Apartments LP 99.9%
07                  Carson Housing LP 99%
07                  Casa Rampart LP (Rampart Apartments) 98.9%
07                  Davis MHA Twin Pines Community Associates LP (Northstar
                    Apartments) 99%
07                  Eastwood Homes LP 98.99%
07                  Electra Arms Senior Associates LP 99%
07                  Grace Housing LP 99%
07                  Stony Point Apartment Investors LP (Panas Place) 99.9%
07                  Wall Street Palmer House LP 99%
07                  Wilmington Housing Associates LP (New Harbor Vista) 99.9%
06               Edison Capital Housing Partners XII LP 13.73759%GP
07                  Cedarshores Limited Dividend Housing Association LP 98.99%
07                  Heritage Partners LP 99%
07                  Osage Terrace LP 99.89%
07                  West Oaks Apartments LP 99.9%
07                  Yale Street LP 99.9%
06               Edison Capital Housing Partners XIII LP 17.03513%GP
07                  Alhambra Apartments LP 99.9%
07                  Chamber Apartments LP 99%
07                  Park Land Senior Apartments Investors LP (Banducci) 99.9%
07                  President John Adams Manor Apartments LP 99%
07                  Riverwalk Apartments, Ltd. (Colorado) 99%
07                  Rosecreek Senior Living LP 99.9%
07                  Twin Ponds Apartments LP 99%
07                  Woodleaf Village LP 98.99%
07                  Women's Westlake LP (Dorothy Day) 99%
05            Edison Capital Contributions VI Partners 91.77%GP
06               ECH Investor Partners VI-A LP 15.39%GP
07                  Edison Capital Housing Partners VI LP 61.82%GP
08                      Admiralty Heights Associates II 1995 LP (Kent Manor) 99%
08                      Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                        Apts. Phase II) 99%
08                      Altamont Hotel Associates LP 99%
08                      Bradley Manor Senior Apartments LP 99%
08                      Double X Associates 1995 LP (Terrace Manor) 99%
08                      Hamilton Place Apartments LP (Larkin Place) 99%
08                      Hamilton Place Senior Living LP 99%
08                      Hearthstone Group 3 LP (Evergreen Court) 99%
08                      KDF Malabar LP 99%
08                      LINC-Bristol Associates I, LP (City Gardens) 99%
08                      MAS-WT, LP (Washington Terrace) 99%
08                      Northwood Manor Associates LP 99%
08                      Silver Lake Properties LP 99%
08                      University Park Properties LP 99%
08                      Upland Senior Housing LP (Coy D. Estes) 99%
08                      Vista Properties LLC (Vista View) 99%
08                      Vista Verde Townhomes II LLC 99%
06               ECH Investor Partners VI-B LP 15.39%GP
07                  Edison Capital Housing Partners VI LP 37.18%GP
08                      Admiralty Heights Associates II 1995 LP (Kent Manor) 99%
08                      Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                        Apts. Phase II) 99%
08                      Altamont Hotel Associates LP 99%
08                      Bradley Manor Senior Apartments LP 99%
08                      Double X Associates 1995 LP (Terrace Manor) 99%
08                      Hamilton Place Apartments LP (Larkin Place) 99%
08                      Hamilton Place Senior Living LP 99%
08                      Hearthstone Group 3 LP (Evergreen Court) 99%


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

08                      KDF Malabar LP 99%
08                      LINC-Bristol Associates I, LP (City Gardens) 99%
08                      MAS-WT, LP (Washington Terrace) 99%
08                      Northwood Manor Associates LP 99%
08                      Silver Lake Properties LP 99%
08                      University Park Properties LP 99%
08                      Upland Senior Housing LP (Coy D. Estes) 99%
08                      Vista Properties LLC (Vista View) 99%
08                      Vista Verde Townhomes II LLC 99%
05            EDISON CAPITAL HOUSING DELAWARE, INC.
06               B.A.I. Edison Ravenwood LP (Ravenwood) 90%GP
07                  Cincinatti Ravenwood Apartments LP 0.95%GP
05            Edison Capital Housing Partners V LP 16.38%GP
06               AMCAL Santa Barbara Fund XXXVI LP (Positano) 99%
06               Bodega Hills Investors LP 99%
06               Mercy Housing California IV LP (Vista Grande) 99%
06               Park Place Terrace LP 99%
06               River Walk Apartments Homes LP 99%
06               San Diego Golden Villa Partners LP (Golden Villa) 99%
06               Santa Alicia Gardens Townhomes LP (The Gardens) 99%
06               St. Hedwig's Gardens LP 99%
06               Sunshine Terrace LP 99%
06               Union Meadows Associates LLC 99%
05            EDISON CAPITAL HOUSING FLORIDA
05            EDISON CAPITAL HOUSING MANAGEMENT
06               JOHN STEWART COMPANY
                 Address:  1388 Sutter Street, 11th Floor, San Francisco,
                 CA 94109
07                  2814 Fifth Street Associates LP (Land Park Woods) 0.5%GP
07                  381 Turk Street LP 1%GP
07                  Community Investment LP (Oak Village Apartments) 1%GP
07                  Crescent Manor Associates LP 2.85%GP
07                  Del Norte Place LP 18%GP
07                  Jackie Robinson Apartments LP 1.67%GP
07                  Larkspur Isle LP 0.5%GP
07                  Las Casitas LP 0.5%GP
07                  Mason Street Enterprises LP 1%GP
07                  Mountain View Apartments LP 0.26%GP
07                  Piper Court G.P. 50%GP
07                  Shiloh Arms LP 1%GP/9.8%LP
07                  St. John's LP 1%GP/19.6%LP
07                  The IBEX Group 10%GP
07                  Village East Apartments LP 3%GP
07                  Woodhaven Senior Residences LP 1%GP
05            EDISON CAPITAL HOUSING NEW JERSEY
              [owns 6.16% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
05            EDISON CAPITAL HOUSING NEW YORK
06               WPA/Edison LLC (Pier A) 99%
05            EDISON CAPITAL HOUSING PENNSYLVANIA
              [owns 5.26% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
05            EDISON HOUSING NORTH CAROLINA
06               Edison Capital Contributions VI Partners 4.03%
07                  ECH Investor Partners VI-A LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 61.82%GP
09                        Admiralty Heights Associates II 1995 LP(Kent Manor)99%
09                        Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                          Apts. Phase II) 99%
09                        Altamont Hotel Associates LP 99%
09                        Bradley Manor Senior Apartments LP 99%
09                        Double X Associates 1995 LP (Terrace Manor) 99%
09                        Hamilton Place Apartments LP (Larkin Place) 99%
09                        Hamilton Place Senior Living LP 99%
09                        Hearthstone Group 3 LP (Evergreen Court) 99%
09                        KDF Malabar LP 99%
09                        LINC-Bristol Associates I, LP (City Gardens) 99%


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

09                         MAS-WT, LP (Washington Terrace) 99%
09                         Northwood Manor Associates LP 99%
09                         Silver Lake Properties LP 99%
09                         University Park Properties LP 99%
09                         Upland Senior Housing LP (Coy D. Estes) 99%
09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
07                  ECH Investor Partners VI-B LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 37.18%GP
09                        Admiralty Heights Associates II 1995 LP(Kent Manor)99%
09                        Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                          Apts. Phase II) 99%
09                        Altamont Hotel Associates LP 99%
09                        Bradley Manor Senior Apartments LP 99%
09                        Double X Associates 1995 LP (Terrace Manor) 99%
09                        Hamilton Place Apartments LP (Larkin Place) 99%
09                        Hamilton Place Senior Living LP 99%
09                        Hearthstone Group 3 LP (Evergreen Court) 99%
09                        KDF Malabar LP 99%
09                        LINC-Bristol Associates I, LP (City Gardens) 99%
09                        MAS-WT, LP (Washington Terrace) 99%
09                        Northwood Manor Associates LP 99%
09                        Silver Lake Properties LP 99%
09                        University Park Properties LP 99%
09                        Upland Senior Housing LP (Coy D. Estes) 99%
09                        Vista Properties LLC (Vista View) 99%
09                        Vista Verde Townhomes II LLC 99%
05            EDISON HOUSING OREGON, INC.
05            EDISON HOUSING SOUTH CAROLINA
06               Edison Capital Contributions VI Partners 4.20%
07                  ECH Investor Partners VI-A LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 61.82%GP
09                        Admiralty Heights Associates II 1995 LP(Kent Manor)99%
09                        Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                          Apts. Phase II) 99%
09                        Altamont Hotel Associates LP 99%
09                        Bradley Manor Senior Apartments LP 99%
09                        Double X Associates 1995 LP (Terrace Manor) 99%
09                        Hamilton Place Apartments LP (Larkin Place) 99%
09                        Hamilton Place Senior Living LP 99%
09                        Hearthstone Group 3 LP (Evergreen Court) 99%
09                        KDF Malabar LP 99%
09                        LINC-Bristol Associates I, LP (City Gardens) 99%
09                        MAS-WT, LP (Washington Terrace) 99%
09                        Northwood Manor Associates LP 99%
09                        Silver Lake Properties LP 99%
09                        University Park Properties LP 99%
09                        Upland Senior Housing LP (Coy D. Estes) 99%
09                        Vista Properties LLC (Vista View) 99%
09                        Vista Verde Townhomes II LLC 99%
07                  ECH Investor Partners VI-B LP 15.39%GP
08                      Edison Capital Housing Partners VI LP 37.18%GP
09                        Admiralty Heights Associates II 1995 LP(Kent Manor)99%
09                        Affordable/Citrus Glenn Phase II, Ltd. (Citrus Glenn
                          Apts. Phase II) 99%
09                        Altamont Hotel Associates LP 99%
09                        Bradley Manor Senior Apartments LP 99%
09                        Double X Associates 1995 LP (Terrace Manor) 99%
09                        Hamilton Place Apartments LP (Larkin Place) 99%
09                        Hamilton Place Senior Living LP 99%
09                        Hearthstone Group 3 LP (Evergreen Court) 99%
09                        KDF Malabar LP 99%
09                        LINC-Bristol Associates I, LP (City Gardens) 99%
09                        MAS-WT, LP (Washington Terrace) 99%
09                        Northwood Manor Associates LP 99%
09                        Silver Lake Properties LP 99%
09                        University Park Properties LP 99%

09                         Upland Senior Housing LP (Coy D. Estes) 99%
09                         Vista Properties LLC (Vista View) 99%
09                         Vista Verde Townhomes II LLC 99%
05            EHI DEVELOPMENT COMPANY
05            EHI DEVELOPMENT FUND
05            Emmanuel Grant Company LLC (Capitol Heights) 99.9%
05            Florence Apartments LLC 99%
05            Grandy Lake 1996 LP (Grandy Lake Residences) 99%
05            Harry Clark Jr. Residential Center LLC 99%
05            Hercules Senior Housing Associates 99.9%
05            Highland Village Partners LP 99.9%
05            Hilltop Farms LP 99.9%
05            Hotel Elkhart L.L.C. (The Cornerstone) 99%
05            Josephinum Associates LP, The (Washington partnership) 99%
05            Karen Partners LP 99.9%
05            KDF Park Glenn LP (Park Glenn) 99%
05            KDF Park Glenn Seniors LP (Park Glenn II) 99.9%
05            KDF Santa Paula LP (Santa Paula) 99%
05            Kennedy Lofts Associates LP (Massachusetts partnership) 99%
05            King Road Associates LP 99.9%
05            LL Housing LP (Maryland partnership) (Laurel Lakes) 99%
05            LL Housing L.L.C. 24.5%
05            Madison/Mollison LP (Park Mollison) 99%
05            Marlton Residences Associates LP 99%
05            MH I LP 1%GP
06               California Park Apartments LP 99%
05            MH II LP 1%GP
06               5363 Dent Avenue Associates LP 99%
05            MH III LP 1%GP
06               DeRose Housing Associates LP 99%
05            MH IV LP 1%GP
06               MPT Apartments LP (MacArthur Park) 99%
05            MH V LP 1%GP
06               Centennial Place LP 99%
05            MHICAL 94 COMPANY
              [owns 19.32% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MHICAL 94 LP (Delaware partnership) 1%GP
06               Mayacamas Village Associates LP 99%
06               Rincon De Los Esteros Associates LP 99%
06               West Capital Courtyard LP 99%
06               Winfield Hill Associates LP 99%
05            MHICAL 95 LP (Delaware partnership) 1%GP
06               Abby Associates LP (Windmere) 99%
06               Antelope Associates LP 99%
06               Baker Park Associates LP 99%
06               Bracher Associates LP 99%
06               Colina Vista LP 99%
06               Florin Woods Associates LP 99%
06               Mercy Housing California VI LP (205 Jones) 99%
06               Pinmore Associates LP 99%
06               Sunset Creek Partners LP 99%
05            MHICAL 96 LP (Delaware partnership) 1%GP
06               Greenway Village Associates LP 99%
06               Kennedy Court Partners LP 99%
06               Klamath Associates LP 99%
06               Sky Parkway Housing Associates LP 99%
06               Westgate Townhomes Associates LP 99%
05            MHICAL 95 COMPANY
06               ECH/HFC GP Partnership No. 2 43.3%
07                  Edison Capital Housing Partners VIII LP 18.54%GP
08                      Catalonia Associates LP 99%
08                      Ohlone Housing Associates LP 99%
06               EDISON HOUSING CONSOLIDATION CO. (formerly Edison Housing
                 Georgia) 29.90%
07                  EDISON FUNDING OMICRON INCORPORATED (Delaware
                    corporation) (formerly Edison Funding Omicron GP) 44.40%

                    [also owned 0.08% by Edison Funding Company, 35.52% by Edison Capital Housing Investments and 20.00% by The Connell Company, an outside entity]
08                      16th & Church Street Associates LP 99%
08                      1856 Wells Court Partners, LP (Wells Court) 99%
08                      AE Associates LP (Avenida Espana) 99%
08                      Agape Housing LP 99%
08                      Anglo Edison LLC No. 1 (Las Brisas) 99%
08                      Anglo Edison Ravenwood L.L.C. 99%
08                      Brantwood II Associates LP 99%
08                      Brooks School Associates LP 99%
08                      Bryn Mawr - Belle Shore LP (The) 99%
08                      Bush Hotel LP 99%
08                      Centertown Associates LP (Ravenwood) 99%
08                      Centro Partners LP (El Centro) 99%
08                      Cochrane Village Apartments LP 99%
08                      Coyote Springs Apartments Associates LP 99%
08                      Cypress Cove Associates 99%
08                      Del Carlo Court Associates LP 99%
08                      Delta Plaza Apartments LP 99%
08                      EAH Larkspur Creekside Associates LP 99%
08                      East Cotati Avenue Partners LP 99%
08                      EDISON FUNDING OLIVE COURT 100%
09                         Olive Court Housing Associates LP 0.6%
08                      Edmundson Associates LP (Willows) 99%
08                      El Barrio Academy Urban Renewal Associates, LP
                              (Academy Street) 99%
08                      Elizabeth West & East LP 99%
08                      Farm (The) Associates LP 99%
08                      Fremont Building LP (Crescent Arms) 99%
08                      Gilroy Redwood Associates LP (Redwoods) 99%
08                      Ginzton Associates LP 99%
08                      Grossman Apartments Investors LP 99%
08                      Heartland-Wisconsin Rapids Timber Trails LLC
                        (Timber Trails) 99%
08                      Heather Glen Associates LP 99%
08                      HMB-Atlanta I LP (Spring Branch) 99%
08                      Holy Family Associates LP 99%
08                      Lackawana Housing Associates LLC (Goodwill Neighborhood
                        Residences) 99%
08                      Maplewood School Apartments LP 99%
08                      Mar Associates LP (Frank Mar) 99%
08                      McFarland Press Associates LP 99%
08                      Mercantile Housing LLC (Mercantile Square) 99%
08                      Merrill Road Associates LP 99%
08                      MH I LP 99%
09                         California Park Apartments LP 99%
08                      MHICAL 94 LP (Delaware partnership) 99%LP
09                         Mayacamas Village Associates LP 99%
09                         Rincon De Los Esteros Associates LP 99%
09                         West Capital Courtyard LP 99%
09                         Winfield Hill Associates LP 99%
08                      MHICAL 95 LP (Delaware partnership) 99%LP
09                         Abby Associates LP (Windmere) 99%
09                         Antelope Associates LP 99%
09                         Baker Park Associates LP 99%
09                         Bracher Associates LP 99%
09                         Colina Vista LP 99%
09                         Florin Woods Associates LP 99%
09                         Mercy Housing California VI LP (205 Jones) 99%
09                         Pinmore Associates LP 99%
09                         Sunset Creek Partners LP 99%
08                      MHICAL 96 LP (Delaware partnership) 99%LP
09                         Greenway Village Associates LP 99%
09                         Kennedy Court Partners LP 99%
09                         Klamath Associates LP 99%
09                         Sky Parkway Housing Associates LP 99%

09                         Westgate Townhomes Associates LP 99%
08                      Mid-Peninsula Century Village Associates LP
                              (Century Village) 99%
08                      Mission Capp LP 99%
08                      Mission Housing Partnership 1996 LP (Delaware
                        partnership) 99%LP
09                         La Terraza Associates LP (Carlsbad Villas at Camino
                           Real) 99%
08                      Neary Lagoon Partners LP 99%
08                      North Park Village LLC 99%
08                      Oceanside Gardens LP 99%
08                      Omaha Amber Ridge LP (Amber Ridge) 99%
08                      Open Door Associates LP (West Valley) 99%
08                      Palmer House LP 99%
08                      Pellettieri Homes Urban Renewal Associates, LP 99%
08                      Richmond City Center Associates LP 99%
08                      Riverside/Liebrandt Partners LP (La Playa) 99%
08                      Roebling Village Inn Urban Renewal LP 99%
08                      Rosebloom Associates LP (Oakshade) 99%
08                      San Pablo Senior Housing Associates LP 99%
08                      San Pedro Gardens Associates LP 99%
08                      Santa Paulan Senior Apartments Associates LP
                        (The Paulan) 99%
08                      South Beach Housing Associates LP (Steamboat) 99%
08                      South Winery Associates LP (The Winery Apartments) 99%
08                      Stoney Creek Associates LP 99%
08                      Studebaker Building LP 99%
08                      Sultana Acres Associates LP 99%
08                      Thomson Rental Housing, LP (Washington Place) 99%
08                      Tuscany Associates LP (Tuscany Villa) 99%
08                      Villa Maria Housing LP 99%
08                      Washington Creek Associates LP 99%
08                      Westport Village Homes Associates LP 99%
08                      Wheeler Manor Associates LP 99%
08                      YWCA Villa Nueva Partners LP 99%
05            MHICAL 96 COMPANY
              [owns 8.96% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
06               ECH/HFC GP Partnership No. 1 50.4%
07                  Edison Capital Housing Partners VII LP 19.4%GP
08                      C-Court LP (Cawelti Court) 99%
08                      Cottonwood Affordable Housing LP 99%
08                      Fifth & Wilshire Apartments LP 99%
08                      Flagstaff Affordable Housing II, LP (Forest View
                        Apts.) 99%
08                      Huff Avenue Associates LP 99%
08                      Mountain View Townhomes Associates LP 99%
08                      Oak Forest Associates LP 99%
08                      Paradise Road Partners LP (Gateway Village) 99%
08                      Woodland Arms Apartments, Ltd. 99%
06               Edison Capital Affordable Housing 99A G.P. 36.47%
07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99%
08                      2814 Fifth Street Associates LP (Land Park Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99%
08                      Walnut Avenue Partnership LP 99%
05            MHICAL 97 COMPANY
06               ECH/HFC GP Partnership No. 1 14.7%
07                  Edison Capital Housing Partners VII LP 19.4%GP
08                      C-Court LP (Cawelti Court) 99%

08                      Cottonwood Affordable Housing LP 99%
08                      Fifth & Wilshire Apartments LP 99%
08                      Flagstaff Affordable Housing II, LP (Forest View
                        Apts.) 99%
08                      Huff Avenue Associates LP 99%
08                      Mountain View Townhomes Associates LP 99%
08                      Oak Forest Associates LP 99%
08                      Paradise Road Partners LP (Gateway Village) 99%
08                      Woodland Arms Apartments, Ltd. 99%
06               Edison Capital Affordable Housing 99A G.P. 33.05%
07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99%
08                      2814 Fifth Street Associates LP (Land Park Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99%
08                      Walnut Avenue Partnership LP 99%
06               MHICAL 97 LP 99%LP
07                  Garnet Housing Associates LP 99%
05            MHICAL 97 LP 1%GP
06               Garnet Housing Associates LP 99%
05            MHIFED 94 COMPANY
05            MHIFED 94 LP (Delaware partnership) 1%GP; 99%LP to Bell
              Atlantic
06               Berry Avenue Associates LP 99%
06               Carlton Way Apartments LP 99%
06               CDR Senior Housing Associates (Casa del Rio) 99%
06               Corona Ely/Ranch Associates LP 99%
06               Fairview Village Associates LP 99%
06               Fell Street Housing Associates LP 99%
06               Hope West Apartments LP 99%
06               Morrone Gardens Associates LP 99%
06               Pajaro Court Associates LP 99%
06               Tierra Linda Associates LP 99%
06               Tlaquepaque Housing Associates LP 99%
05            MHIFED 95 COMPANY
05            MHIFED 95 LP (Delaware partnership) 1%GP; 99%LP to Bell
              Atlantic
06               1101 Howard Street Associates LP 99%
06               Avalon Courtyard LP (Carson Senior Housing) 99%
06               Hollywood El Centro LP 99%
06               La Brea/Franklin LP 99%
06               Larkin Pine LP 99%
06               Mercy Housing California III LP (3rd & Reed) 99%
06               Pinole Grove Associates LP 99%
06               Second Street Center LP (Santa Monica) 99%
06               Solinas Village Partners LP 99%
06               Three Oaks Housing LP 99%
05            MHIFED 96 COMPANY
05            MHIFED 96 LP (Delaware partnership) 5%GP; 95%LP to Cargill
06               Lavell Village Associates LP 99%
06               North Town Housing Partners LP (Villa del Norte Village)
                 99%
06               Poco Way Associates LP 99%
06               Seasons Affordable Senior Housing LP 99%
05            MHIFED 96A COMPANY
05            MHIFED 96A LP (Delaware partnership) 1%GP; 99%LP to Bell Atlantic
06               Good Samaritan Associates LP 99%
06               Metro Senior Associates LP 99%
06               Oxnard Housing Associates LP 99%
06               Reseda Village LP 99%

06               Round Walk Village Apartments LP 99%
06               Santa Alicia Family Housing Associates 99%
06               Vine Street Court LP 99%
06               Vine Street Court LP II 99%
05            MHIFED 97 COMPANY
06               MHIFED 97 LP 99%LP
05            MHIFED 97 LP 1%GP
05            Mid-Peninsula Sharmon Palms Associates LP (Sharmon Palms) 99%
05            MISSION HOUSING ALPHA
06               Lee Park Investors LP (Pennsylvania partnership) 99%
05            MISSION HOUSING BETA
              [owns 2.58% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
05            MISSION HOUSING DELTA
              [owns 1.07% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
06               MH II LP 99%
07                  5363 Dent Avenue Associates LP 99%
06               MH III LP 99%
07                  DeRose Housing Associates LP 99%
06               MH IV LP 99%
07                  MPT Apartments LP (MacArthur Park) 99%
06               MH V LP 99%
07                  Centennial Place LP 99%
05            MISSION HOUSING DENVER
              [owns 5.67% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
05            MISSION HOUSING EPSILON
              [owns 0.54% of Edison Housing Consolidation Co.; see listing under MHICAL 95 Company.]
06               Edison Capital Affordable Housing 99A G.P. 2.78%
07                  Edison Capital Housing Partners IX LP 13.5533%GP
08                      1010 SVN Associates LP 99%
08                      2814 Fifth Street Associates LP (Land Park Woods) 99%
08                      Alma Place Associates LP 99%
08                      Knolls Community Associates LP 99%
08                      Monterra Village Associates LP 99%
08                      Pacific Terrace Associates LP 99%
08                      PVA LP (Park Victoria) 99%
08                      Sherman Glen, L.L.C. 99%
08                      Strobridge Housing Associates LP 99%
08                      Trolley Terrace Townhomes LP 99%
08                      Walnut Avenue Partnership LP 99%
05            MISSION HOUSING GAMMA
              [owns 1.73% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION HOUSING HOLDINGS
              [owns 13.10% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            Mission Housing Partnership 1996 LP (Delaware partnership)
              1%GP
06               La Terraza Associates LP (Carlsbad Villas at Camino Real)
                 99%
05            MISSION HOUSING THETA
06               MISSION FUNDING THETA
                 [owns 0.01% of Edison Housing Consolidation Co.; see
                 listing under MHICAL 95 Company.]
07                  Cedarshores Limited Dividend Housing Association LP
                    0.01%
07                  Eastwood Homes LP 0.01%
07                  Edison Capital Affordable Housing 99A G.P. 0.01%
08                      Edison Capital Housing Partners IX LP 13.5533%GP
09                         1010 SVN Associates LP 99%
09                         2814 Fifth Street Associates LP (Land Park Woods)99%

09                         Alma Place Associates LP 99%
09                         Knolls Community Associates LP 99%
09                         Monterra Village Associates LP 99%
09                         Pacific Terrace Associates LP 99%
09                         PVA LP (Park Victoria) 99%
09                         Sherman Glen, L.L.C. 99%
09                         Strobridge Housing Associates LP 99%
09                         Trolley Terrace Townhomes LP 99%
09                         Walnut Avenue Partnership LP 99%
07                  Edison Capital Affordable Housing 99B G.P. 0.01%
08                      Edison Capital Housing Partners X LP 19.3952%GP
09                         Beacon Manor Associates LP 99%
09                         Boulder Creek Apartments LP 99%
09                         Burlington Senior Housing LLC 99%
09                         CCS/Renton Housing LP (Renton) 99%
09                         Coolidge Station Apartments L.L.C. 99%
09                         Lark Ellen LP 99%
09                         Mercy Housing California IX LP (Sycamore) 99%
09                         Morgan Hill Ranch Housing LP 99%
09                         Pacifica Community Associates LP (Villa Pacifica)
                           99%
09                         Persimmon Associates LP 99%
09                         Providence-Brown Street Housing LP (Brown Street)
                           99%
09                         San Juan Commons 1996 LP 99%
09                         Timber Sound, Ltd. 99%
09                         Timber Sound II, Ltd. 99%
09                         Trinity Park Apartments LP 99%
09                         Venbury Trail LP 99%
07                  Oakdale Terrace Leased Housing Associates LP 0.01%
07                  Westfield Condominium Investment LP 0.01%
07                  Woodleaf Village LP 0.01%
06               Mission Housing Investors Partnership 5%GP; 95%LP to
                 GECC
07                  1028 Howard Street Associates LP 99%
07                  Forest Winds Associates LP 99%
07                  Glen Eden Associates LP (A Street) 99%
07                  Gray's Meadows Investors LP 99%
07                  Prince Bozzuto LP (Fairground Commons) (Maryland
                    partnership) 99%
07                  Rancho Park Associates LP 99%
07                  Rustic Gardens Associates LP 99%
07                  Sea Ranch Apartments LP 99%
07                  Springdale Kresson Associates LP (Jewish Federation)
                          (New Jersey partnership) 99%
05            MISSION HOUSING ZETA
              [owns 5.35% of Edison Housing Consolidation Co.; see
              listing under MHICAL 95 Company.]
05            MISSION SA COMPANY
05            National Boston Lofts Associates LLLP (Boston Lofts) 99%
05            Oakdale Terrace Leased Housing Associates LP 98.99%
05            OL Hope LP (Olympic Hope) 99.9%
05            Olive Court Apartments LP 98.9%
05            Ontario Senior Housing LP (Ontario Plaza) 99%
05            Park Place 1998, LLC 99.9%
05            Park Williams Partners LP 99.9%
05            Parkview Apartments Associates LP (Parkview/Sunburst)
              99.9%
05            Pecan Court Associates LP 99%
05            Pilot Grove LP (Massachusetts partnership) 99%
05            Pinewood on Wisconsin Apartments 99%
05            Post Office Plaza LP (Ohio partnership) 99%
05            Preservation Properties I 99.9%
05            Preservation Properties II 99.9%
05            Preservation Properties III 99.9%
05            Preservation Properties IV 99.9%
05            Preservation Properties V 99.9%

05            Project Home I LLC 99.99%
05            Red Lake LP #1 99%
05            San Martin de Porres LP 99.9%
05            Saratoga Vacaville LP (Saratoga Senior) 99.9%
05            Schoolhouse Court Housing Associates LP 99%
05            Serena Sunbow LP (Villa Serena) 99.9%
05            Southern Hotel LP 99.9%
05            Springdale Preservation LP (Springdale West) 99.9%
05            Tabor Grand LP (Colorado partnership) 99%
05            Terra Cotta Housing Associates LP 99.9%
05            Vista Sonoma Senior Living LP 99.9%
05            WGA INVESTORS COMPANY [dead project]
05            West Valley Hart LP (Hart & Alabama) 99.9%
05            Westfair LLC (Cedar Ridge)
05            Westfield Condominium Investment LP 98.99%
05            White Mountain Apache LP 99%
05            Wingate LLC (Regency Park) 99.9%
04        EDISON INTEGRATED ENERGY SERVICES
04        MISSION FIRST ASSET INVESTMENT
04        MISSION FUNDING BETA
04        MISSION FUNDING EPSILON
05            EDISON CAPITAL (BERMUDA) INVESTMENTS, LTD. (Bermuda
              corporation)
              Address:  Clarendon House, 2 Church Street, Hamilton HM CX,
              Bermuda
06               Edison Capital LAI (Bermuda) Ltd. (Bermuda corporation)
                 Address:  Clarendon House, 2 Church Street, P.O. Box
                 HM666, Hamilton HM CX, Bermuda
07                  Trinidad and Tobago Methanol Company Limited (equity)
                    1.0%
06               Edison Capital Latin American Investments (Bermuda) Ltd.
                 (Bermuda corporation) 33.3%
                 Address:  Clarendon House, 2 Church Street, P.O. Box
                 HM666, Hamilton HM CX, Bermuda
07                  AIG Asian Infrastructure Fund II LP 5.8%
07                  AIG-GE Capital Latin American Infrastructure Fund LP 8%
07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP 23.6%GP
05            EDISON CAPITAL INTERNATIONAL (BERMUDA) LTD.
              Address:  Clarendon House, 2 Church Street, P.O. Box HM666,
              Hamilton HM CX, Bermuda
06               Edison Capital Latin American Investments (Bermuda) Ltd.
                 (Bermuda corporation) 33.3%
07                  AIG Asian Infrastructure Fund II LP 5.8%
07                  AIG-GE Capital Latin American Infrastructure Fund LP 8%
07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP 23.6%GP
06               Electricidad de La Paz S.A. (Electropaz) (equity) 10%
06               Lyonnaise Latin America Water Corporation Ltd. (equity)
                 25.8%
06               Olmeca Cable Investments Ltd. (Mandeville Mexico, S.A.)
                 21.7%
05            Edison Capital Latin American Investments Holding Company
              (Delaware corporation)
06               Edison Capital Latin American Investments (Bermuda) Ltd.
                 (Bermuda corporation) 33.3%
07                  AIG Asian Infrastructure Fund II LP 5.8%
07                  AIG-GE Capital Latin American Infrastructure Fund LP 8%
07                  AIG Emerging Europe Infrastructure Fund LP 18.05%
07                  AIG Emerging Europe Infrastructure Management LP 23.6%GP
05            EDISON CAPITAL (NETHERLANDS) HOLDINGS B.V.
              Address:  Aert van Nesstraat 45, 3012 CA Rotterdm, The
              Netherlands
06               EDISON CAPITAL (NETHERLANDS) INVESTMENTS B.V.
                 Address:  Aert van Nesstraat 45, 3012 CA Rotterdm, The
                 Netherlands

07                  HpC King's College Hospital (Holdings) Limited 20%
07                  Summit Holdings (Law) Limited (Law Hospital) 20%
05            GEM Energy Company (New York partnership) 50%GP
05            MISSION FUNDING ALPHA
06               MISSION FUNDING MU
07                  EPZ Mission Funding Mu Trust (equity interest in foreign
                    utility company) [see 4.01]
05            MISSION FUNDING DELTA
06               MISSION FUNDING NU
07                  EPZ Mission Funding Nu Trust (equity interest in foreign
                    utility company) [see 4.02]
05            MISSION INVESTMENTS, INC. (U.S. Virgin Islands corporation)
              Address:  ABN Trustcompany, Guardian Building, Havensight,
              2nd Floor, St. Thomas, U.S. Virgin Islands
05            MISSION (BERMUDA) INVESTMENTS, LTD. (Bermuda corporation)
              Address:  Clarendon House, 2 Church Street,
              Hamilton HM CX, Bermuda
04        MISSION FUNDING GAMMA
04        MISSION FUNDING KAPPA
05            ABB Funding Partners, LP 14.27%
04        MISSION FUNDING ZETA
05            Huntington LP (New York partnership) 50%
05            Lakota Ridge LLC 75%
05            Shaokatan Hills LLC 75%
05            Woodstock Hills LLC 75%
04        MISSION IOWA WIND COMPANY
05            Storm Lake Power Partners I LLC (99%)
03     EDISON MORTGAGE COMPANY
03     MISSION BARTLETT HILL COMPANY
03     MISSION INTERNATIONAL CAPITAL, INC.
03     RENEWABLE ENERGY CAPITAL COMPANY

02 MISSION LAND COMPANY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 800, Irvine, California 92612-1046. It is engaged, directly and through its subsidiaries, in the business of owning, managing and selling industrial parks and other real property investments. The subsidiaries and partnerships of Mission Land Company are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Mission Land Company.

03     ASSOCIATED SOUTHERN INVESTMENT COMPANY
03     CALABASAS PALATINO, INC. (Inactive)
03     Carol Stream Developers G.P. (Illinois partnership) 60%GP
03     Centrelake Partners, LP (limited partnership) 98%GP
03     IRWINDALE LAND COMPANY (Inactive)
03     MISSION AIRPORT PARK DEVELOPMENT CO.
04        Carol Stream Developers G.P. (Illinois partnership) 40%GP
04        Centrelake Partners, LP (limited partnership) 2%LP
04        Mission Vacaville LP (limited partnership) 1%GP
03     MISSION INDUSTRIAL CONSTRUCTORS, INC. (Inactive)
03     Mission-Oceangate 75%GP
03     MISSION/ONTARIO, INC. (Inactive)
03     MISSION SOUTH BAY COMPANY (Inactive)
04        Mission-Oceangate 25%GP
03     MISSION TEXAS PROPERTY HOLDINGS, INC. (Inactive)
03     Mission Vacaville LP (limited partnership) 99%LP

02 MISSION POWER ENGINEERING COMPANY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046. It is currently an inactive company. The subsidiaries of Mission Power Engineering Company are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California, and have the same principal place of business as Mission Power Engineering Company.

03     ASSOCIATED SOUTHERN ENGINEERING COMPANY (Inactive)

02 EDISON MISSION ENERGY is a California corporation having its principal place of business at 18101 Von Karman Avenue, Suite 1700, Irvine, California 92612-1046. Edison Mission Energy owns the stock of a group of corporations which, primarily through partnerships with non-affiliated entities, are engaged in the business of developing, owning, leasing and/or operating cogeneration, geothermal and other energy or energy-related projects pursuant to the Public Utility Regulatory Policies Act of 1978. Edison Mission Energy, through wholly owned subsidiaries, also has ownership interests in a number of independent power projects in operation or under development that either have been reviewed by the Commission's staff for compliance with the Act or are or will be exempt wholesale generators or foreign utility companies under the Energy Policy Act of 1992. In addition, some Edison Mission Energy subsidiaries have made fuel-related investments and a limited number of non- energy related investments. The subsidiaries and partnerships of Edison Mission Energy are listed below. Unless otherwise indicated, all entities are corporations, are organized under the laws of the State of California and have the same principal place of business as Edison Mission Energy.

EDISON MISSION ENERGY DOMESTIC COMPANIES:
03     AGUILA ENERGY COMPANY (LP)
04 American Bituminous Power Partners, LP (Delaware limited partnership) 49.5%; 50% with Pleasant Valley
05            American Kiln Partners, LP (Delaware limited partnership)
              49.5% of 53%
03     ANACAPA ENERGY COMPANY (GP)
04        Salinas River Cogeneration Company 50%
03     ARROWHEAD ENERGY COMPANY (Inactive)
03     BALBOA ENERGY COMPANY (GP)
04        Smithtown Cogeneration, LP (Delaware partnership) 50%; 100%
          w/Kingspark
03     BERGEN POINT ENERGY COMPANY (GP)
04        TEVCO/Mission Bayonne Partnership (Delaware G.P.) 50%
05            Cogen Technologies NJ Ventures (Delaware G.P.) 0.75%
04        Cogen Technologies NJ Ventures (Delaware G.P.) 0.375%
03     BLUE RIDGE ENERGY COMPANY (GP)
04 Bretton Woods Cogeneration, LP (Delaware limited partnership) 50%; 100% w/Bretton Woods
03     BRETTON WOODS ENERGY COMPANY (GP & LP)
04        Bretton Woods Cogeneration, LP (Delaware LP) 50%; 100%
          w/Blue Ridge
03     CAMINO ENERGY COMPANY (GP)
04        Watson Cogeneration Company (general partnership) 49%
03     CAPISTRANO COGENERATION COMPANY (GP)
04        James River Cogeneration Company (North Carolina partnership) 50%
03     CENTERPORT ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration I, LP (Delaware partnership) 50%; 100%
          w/Ridgecrest
03     CHESAPEAKE BAY ENERGY COMPANY (GP)
04        Delaware Clean Energy Project (Delaware general partnership) 50%
03     CHESTER ENERGY COMPANY (no partners; option Chesapeake,VA)
03     CLAYVILLE ENERGY COMPANY
04        Oconee Energy, LP (Delaware LP) 50%; 100% w/Coronado
03     COLONIAL ENERGY COMPANY (Inactive)
03     CORONADO ENERGY COMPANY
04        Oconee Energy, LP (Delaware LP) 50%; 100% w/Clayville
03     DEL MAR ENERGY COMPANY (GP)

04        Mid-Set Cogeneration Company 50%
03     DELAWARE ENERGY CONSERVERS, INC. (Delaware corporation) (Inactive)
03     DESERT SUNRISE ENERGY COMPANY (Nevada corporation) (Inactive)
03     DEVEREAUX ENERGY COMPANY (LP)
04        Auburndale Power Partners, LP (Delaware LP) 49%LP; 50% w/El
          Dorado [see 4.03]
03     EASTERN SIERRA ENERGY COMPANY (GP & LP)
04        Saguaro Power Company, LP 50%
03     EAST MAINE ENERGY COMPANY (Inactive) [dissolving]
03     EDISON ALABAMA GENERATING COMPANY
03     EDISON MISSION ENERGY FUEL
04        EDISON MISSION ENERGY OIL AND GAS
05            Four Star Oil & Gas Company 50.1% (owns Lost Hills
              Cogeneration Facility)
04        EDISON MISSION ENERGY PETROLEUM (Gas contracts w/ Tex. Gas Mktg)
04        POCONO FUELS COMPANY (Inactive)
04        SOUTHERN SIERRA GAS COMPANY
05            TM Star Fuel Company (general partnership) 50%
03     EDISON MISSION ENERGY FUEL SERVICES, INC. [PowerGen project]
03     EDISON MISSION ENERGY FUNDING CORP. (Delaware corporation) 1%
03     EDISON MISSION ENERGY GLOBAL MANAGEMENT, INC. (Delaware corporation)
04        MAJESTIC ENERGY LIMITED (UK private limited company)
          Address:  Lansdowne House, Berkeley Square, London W1X 5DH
          England
05            EME ROYALE (New Zealand private limited company)
              Address:  Lansdowne House, Berkeley Square, London W1X 5DH
              England
06               EDISON MISSION ENERGY TAUPO LIMITED (New Zealand company)
                 100%
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  CONTACT ENERGY LIMITED (New Zealand company) (equity)
                    40% [see 4.11]
                    Address: Level 1, Harbor City Tower, 29 Brandon Street, Wellington, New Zealand
03     Edison Mission Energy Interface Ltd. (British Columbia company)
       Address:  2 Sheppard Ave. E. #200, North York, Ontario, Canada
04        The Mission Interface Partnership (Province of Ontario G.P.) 50%
03     EDISON MISSION FUEL TRANSPORTATION, INC.
03     EDISON MISSION FUEL RESOURCES, INC.
03     EDISON MISSION FINANCIAL MARKETING & TRADING CO.
04        EDISON MISSION MARKETING & TRADING, INC.
03     EDISON MISSION HOLDINGS CO. (formerly EME Homer City Holdings Co.)
04        CHESTNUT RIDGE ENERGY COMPANY 100%
05            EME Homer City Generation LP (Pennsylvania) 99%LP [see 4.08]
04        EDISON MISSION FINANCE CO. 100%
04        HOMER CITY PROPERTY HOLDINGS, INC. 100%
04        MISSION ENERGY WESTSIDE, INC. 100%
05            EME Homer City Generation LP (Pennsylvania) 1%GP [see 4.08]
03     EDISON MISSION OPERATION & MAINTENANCE, INC. (no partnership)
04        Mission Operations de Mexico, S.A. de C.V. 99%
03 EDISON MISSION PROJECT CO. (formerly EME UK International, Inc.) (Delaware corp) 100%
03     EL DORADO ENERGY COMPANY (GP)
04        Auburndale Power Partners, LP (Delaware LP) 1%GP; 50% w/
          Devereaux [see 4.03]
03     EMP, INC. (Oregon corporation) (GP & LP) (Inactive)
03     FOUR COUNTIES GAS COMPANY (Inactive)
03     GLOBAL POWER INVESTORS, INC.
03     HANOVER ENERGY COMPANY
04        Chickahominy River Energy Corp. (Virginia corporation) (GP & LP)
05            Commonwealth Atlantic LP (Delaware partnership) [see 4.05]
              50%
03     HOLTSVILLE ENERGY COMPANY (GP & LP)
04        Brookhaven Cogeneration, LP (Delaware partnership) 50%; 100% w/Madera

03     INDIAN BAY ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration III, LP (Delaware partnership) 50%; 100%
          w/Santa Ana
03     JEFFERSON ENERGY COMPANY (GP & LP) (Inactive)
03     KINGS CANYON ENERGY COMPANY (Inactive)
03     KINGSPARK ENERGY COMPANY (GP & LP)
04        Smithtown Cogeneration, LP (Delaware partnership) 50%; 100%
          w/Balboa
03     LAGUNA ENERGY COMPANY (Inactive) (former interest in Ambit)
03     LA JOLLA ENERGY COMPANY (Inactive) (used for Belridge)
03     LAKEVIEW ENERGY COMPANY
04        Georgia Peaker, LP (Delaware LP) 50%; 100% w/Silver Springs
03     LEHIGH RIVER ENERGY COMPANY (Inactive)
03     LONGVIEW COGENERATION COMPANY (held for Weyerhauser)
03     MADERA ENERGY COMPANY (GP)
04        Brookhaven Cogeneration, LP (Delaware partnership) 50%; 100%
          w/Holtsville
03     MADISON ENERGY COMPANY (LP)
04        Gordonsville Energy, LP (Delaware partnership) 49%;
          50% w/Rapidan [see 4.06]
03     MIDWEST GENERATION EME, LLC (Delaware LLC) 100%
       Address:  One Financial Place, 400 South LaSalle Street, Suite
       3410, Chicago, Illinois 60605
04        COLLINS HOLDINGS EME, LLC
          Address:  One Financial Place, 400 South LaSalle Street, Suite
          3410, Chicago, Illinois 60605
04        EDISON MISSION MIDWEST HOLDINGS CO. 100%
          Address:  One Financial Place, 400 South LaSalle Street, Suite
          3410, Chicago, Illinois 60605
05            EDISON MISSION OVERSEAS CO. (Com Ed project) 100%
              Address:  One Financial Place, 400 South LaSalle Street, Suite
              3410, Chicago, Illinois 60605
06               EDISON MISSION OVERSEAS LTD. (Com Ed project) 100%
                 Address:  One Financial Place, 400 South LaSalle Street,
                 Suite 3410, Chicago, Illinois 60605
05            MIDWEST GENERATION, LLC (Com Ed project) 100% [see 4.09]
              Address:  One Financial Place, 400 South LaSalle Street, Suite
              3410, Chicago, Illinois 60605
03     Mission Capital, LP (Delaware LP) 3%; MIPS partnership
03     MISSION/EAGLE ENERGY COMPANY (Inactive)
03 MISSION ENERGY CONSTRUCTION SERVICES, INC. (Provides construction services for Paiton Project)
03     MISSION ENERGY GENERATION, INC. (Inactive)
03     MISSION ENERGY HOLDINGS, INC.
04        Mission Capital, LP (Delaware LP) 97%; MIPS partnership
03     MISSION ENERGY HOLDINGS INTERNATIONAL, INC. [holds 100% of the issued and outstanding Class A stock of MEC International B.V. (99.99%)--see INTERNATIONAL section]
04 EME UK INTERNATIONAL LLC (Delaware LLC) 100% [holds 100% of the issued and outstanding Class B stock of MEC International B.V.
          (0.01%)--see INTERNATIONAL section]
03     MISSION ENERGY INDONESIA (Inactive)
03     MISSION ENERGY MEXICO (Inactive) formerly the branch office in
       Mexico (no partnership)
03     MISSION ENERGY NEW YORK, INC. (GP & LP)
04        Brooklyn Navy Yard Cogeneration Partners, LP (Delaware
          partnership) 50% [see 4.04]
          Address:  Flushing Avenue, Cumberland Street, Building 41,
          Brooklyn, New York 11205
03     MISSION ENERGY WALES COMPANY
04        Mission Hydro Limited Partnership 30%
          Address:  Lansdowne House, Berkeley Square, London W1X 5DH
          England
05            EME Generation Holdings Limited (UK company) 100%

              Address:  Lansdowne House, Berkeley Square, London W1X 5DH
              England
06               Loyvic Pty Ltd. (Australia company) 100%
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Energy Capital Partnership (Australia partnership) 1%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
08                      Enerloy Pty Ltd. (Australia company) 100%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria, Australia
06               EME Victoria Generation Limited (UK company) 100%
                 Address:  Lansdowne House, Berkeley Square, London W1X 5DH
                 England
07                  Energy Capital Partnership (Australia partnership 98%
08                      Enerloy Pty Ltd. (Australia company) 100%
07                  Mission Energy Development Australia Pty Ltd. 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
08                      Gippsland Power Pty Ltd 100%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria, Australia
09                         Loy Yang B Joint Venture 49% [see 4.13]
                           Address:  Bartons Lane, Loy Yang, Victoria, Australia
06               Energy Capital Partnership (Australia partnership) 1%LP
07                  Enerloy Pty Ltd. (Australia company) 100%
06               First Hydro Holdings Company (Australia partnership) 99%
                 Address:  Lansdowne House, Berkeley Square, London W1X 5DH
                 England
07                  First Hydro Company 99% [see 4.16]
                    Address:  Bala House, St. David's Park, Ewloe, Dlwyd,
                    Wales CH5 3XJ
07                  First Hydro Finance plc 100%
                    Address:  Lansdowne House, Berkeley Square,
                    London W1X 5DH England
08                      First Hydro Company 1% [see 4.16]
                        Address:  Bala House, St. David's Park
                           Ewloe, Dlwyd, Wales CH5 3XJ
03     Mission Operations de Mexico, S.A. de C.V. 1%
03     MISSION TRIPLE CYCLE SYSTEMS COMPANY (GP)
04        Triple Cycle Partnership (Texas G.P.) 50%
03     NORTH JACKSON ENERGY COMPANY (Inactive) [held for Akso Salt Proj]
03     NORTHERN SIERRA ENERGY COMPANY (GP)
04        Sobel Cogeneration Company (general partnership) 50%
03     ORTEGA ENERGY COMPANY (Mid-County Cogen gas contracts)
03     PANTHER TIMBER COMPANY (GP)
04        American Kiln Partners, LP (Delaware limited partnership) 2%
03     PARADISE ENERGY COMPANY (Inactive)
03     PLEASANT VALLEY ENERGY COMPANY (GP)
04        American Bituminous Power Partners, LP (Delaware limited
          partnership) 0.5%; 50% w/Aguila
05            American Kiln Partners, LP (Delaware Limited Partnership)
              0.5% of 53%
03     PRINCE GEORGE ENERGY COMPANY (LP)
04        Hopewell Cogeneration Limited Partnership (Delaware limited partnership) 24.75%
04        Hopewell Cogeneration Inc. (Delaware corporation) 25%
05            Hopewell Cogeneration Limited Partnership (Delaware limited partnership) 1%
03     QUARTZ PEAK ENERGY COMPANY (LP)
04        Nevada Sun-Peak LP (Nevada partnership) 50% [see 4.10]
03     RAPIDAN ENERGY COMPANY (GP)
04        Gordonsville Energy, LP (Delaware partnership) 1%;
          50% w/Madison [see 4.06]
03     REEVES BAY ENERGY COMPANY (GP & LP)

04        North Shore Energy LP (Delaware partnership) 50%; 100% w/Santa
          Clara
05            Northville Energy Corporation (New York corporation) 100%
03     RIDGECREST ENERGY COMPANY (GP)
04        Riverhead Cogeneration I, LP (Delaware partnership) 50%; 100%
          w/Centerport
03     RIO ESCONDIDO ENERGY COMPANY
03     RIVERPORT ENERGY COMPANY (GP & LP)
04        Riverhead Cogeneration II, LP (Delaware partnership) 50%; 100%
          w/San Pedro
03     SAN GABRIEL ENERGY COMPANY (Inactive) (McKenzie gas contracts)
03     SAN JOAQUIN ENERGY COMPANY (GP)
04        Midway-Sunset Cogeneration Company, LP 50%
03     SAN JUAN ENERGY COMPANY (GP)
04        March Point Cogeneration Company 50%
03     SAN PEDRO ENERGY COMPANY (GP)
04        Riverhead Cogeneration II, LP (Delaware partnership) 50%; 100%
          w/Riverport
03     SANTA ANA ENERGY COMPANY (GP)
04        Riverhead Cogeneration III, LP (Delaware partnership) 50%; 100%
          w/Indian Bay
03     SANTA CLARA ENERGY COMPANY (GP)
04        North Shore Energy, LP (Delaware partnership) 50%; 100%
          w/Reeves Bay
05            Northville Energy Corporation (New York corporation) 100%
03     SILVERADO ENERGY COMPANY (GP)
04        Coalinga Cogeneration Company 50%
03     SILVER SPRINGS ENERGY COMPANY
04        Georgia Peaker, LP (Delaware limited partnership) 50%; 100%
          w/Lakeview
03     SONOMA GEOTHERMAL COMPANY (GP & LP)
04        Geothermal Energy Partners Ltd. (Aidlin) 5%LP
03     SOUTH COAST ENERGY COMPANY (GP)
04        Harbor Cogeneration Company 30% [see 4.07]
03     SOUTHERN SIERRA ENERGY COMPANY (GP)
04         Kern River Cogeneration Company (general partnership) 50%
03     THOROFARE ENERGY COMPANY (Inactive)
03     VIEJO ENERGY COMPANY (GP)
04        Sargent Canyon Cogeneration Company 50%
03     VISTA ENERGY COMPANY (New Jersey corporation) (Inactive)
03     WESTERN SIERRA ENERGY COMPANY (GP)
04        Sycamore Cogeneration Company (general partnership) 50%

EDISON MISSION ENERGY INTERNATIONAL COMPANIES:
04        MEC International B.V. (Netherlands corporation) (Holding
          Company 99.99% owned by Mission Energy Holdings International, Inc., a California corp. (owns 100% of Class A Shares) and
          0.01% by EME UK International LLC, a Delaware LLC (owns 100%
          of Class B shares)
          Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
05            Adelaide Ventures Ltd. (Cayman Island company) 100%
              Address: Walker House, Mary Street, P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands
05            Beheer-en Beleggingsmaatschappij Botara B.V. (LYB Peakers
              Project) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06 Valley Power Pty Ltd. (proprietary limited Australia company; LYB Peakers Project)
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
05 Edison Mission Energy Asia Pte Ltd. (Singapore private company limited by shares) 100% (EME's Regional Asia
              Pacific Headquarters)
              Address:  391-B Orchard Road, Ngee Ann City, Tower B,
              14th Floor, #14-08/10, Singapore 238874
06               Edison Mission Energy Asia Pacific Pte Ltd. (Singapore
                 corporation) 100%
                 Address:  391-B Orchard Road, Ngee Ann City, Tower B,
                 14th Floor, #14-08/10, Singapore 238874
06               Edison Mission Energy Fuel Company Pte Ltd. (Singapore
                 corporation) 100%
                 Address:  391-B Orchard Road, Ngee Ann City, Tower B,
                 14th Floor, #14-08/10, Singapore 238874
06               Edison Mission Operation & Maintenance Services Pte Ltd
                 100%
                 Address:  391-B Orchard Road, Ngee Ann City, Tower B,
                 14th Floor, #14-08/10, Singapore 238874
06 P.T. Edison Mission Operation and Maintenance Indonesia (Indonesian company) 99%
                 Address:  Jl. Gen. A Yani No. 54
                 Probolinggo, East Java, Indonesia
05            Edison Mission Energy International B.V. (Netherlands
              company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Edison Mission Energy Services B.V. (Netherlands company)
              100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Edison Mission Operation & Maintenance Services B.V.
              (Netherlands company) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Operation & Maintenance (Thailand) Company
                 Limited 100%
                 Address:  7th Fl. Bubhajit Bldg., 20 North Sathorn Road,
                       Kwaeng Silom, Khet Bangrak, Bangkok
06               EME Philippines O&M Corporation (Philippines company) 100%
                 Address: Unit 1105, Tower One, Ayala Triangle, Ayala Avenue, Makati City, Philippines
05            EME Caliraya B.V. (formerly Beheer-en Beleggingsmaatschappij
              Trepo B.V. 100%
              Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
05            EME Kayalaan B.V. (formerly Beheer-en Beleggingsmaatschappij
              Hagra B.V. 100%
              Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
05            EME Tri Gen B.V. 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06 Tri Energy Company Limited (Thai limited liability company)
                 (Tri Energy Project) (equity) 25% [see 4.22]
                 Address: 16th Floor, Grant Amarin Tower, New Petchburi Road, Ratchathewi, Bangkok 10320 Thailand
05            EME Victoria B.V. 100% (Inactive)
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            Global Generation B.V. 100%
              Address:  Apollolaan 15, 1077 AB Amsterdam, The Netherlands
06               Caresale Services Limited
                 Address:  Lansdowne House, Berkeley Square, London W1X
                 5DH England
06               Edison First Power Holdings I 100% [PowerGen project]
                 Address:  Lansdowne House, Berkeley Square, London W1X
                 5DH England
07 Edison Mission Marketing and Services Limited (UK company) 100%
                    Address: Lansdowne House, Berkeley Square, London W1X 5DH England
07                  EME Finance UK Limited 100%
                    Address: Lansdowne House, Berkeley Square, London W1X 5DH England
07                  Energy Generation Finance PLC 100%
                    Address: Lansdowne House, Berkeley Square, London W1X 5DH England
07                  Maplekey Holdings Limited 100%
                    Address:  Lansdowne House, Berkeley Square, London W1X

                    5DH England
08                      Maplekey UK Finance Limited (UK company) 100%
                        Address: Lansdowne House, Berkeley Square, London W1X 5DH England
09                         Maplekey UK Limited (UK company) 100%
                           Address:  Lansdowne House, Berkeley Square, London
                                 W1X 5DH England
10                            Edison First Power Limited (Guernsey company)
                                 100% [see 4.17]
                              Address:  Lansdowne House, Berkeley Square,
                              London W1X 5DH England
07                  South Australia Holdings Ltd. 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria,
                    Australia
08                      Edison Mission Ausone Pty Ltd. (Australian company)
                        100%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria,
                        Australia
08                      EME Adelaide Energy Ltd. (UK company) 100%
                        Address: Lansdowne House, Berkeley Square, London W1X 5DH England
08                      EME Monet Ltd. (UK company) 100%
                        Address: Lansdowne House, Berkeley Square, London W1X 5DH England
09                         Edison Mission De Laide Pty Ltd. (Australian
                           company) 100%
                           Address:  Southgate Complex, Level 20, HWT
                           Tower, 40 City Road, South Melbourne, 3205
                               Victoria, Australia
09                         Edison Mission Vendesi Pty Ltd. (Australian
                           company) 100%
                           Address:  Southgate Complex, Level 20, HWT
                           Tower, 40 City Road, South Melbourne, 3205
                               Victoria, Australia
09                         Edison Mission Utilities Pty. Ltd. (Australian
                           company) 100%
                           Address:  Southgate Complex, Level 20, HWT
                           Tower, 40 City Road, South Melbourne, 3205
                               Victoria, Australia
06               Redbill Contracts Limited 100%
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
05            Hydro Energy B.V. (Netherlands limited liability company) 10%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Iberica de Energias, S.L. (Spain corp) 96.65% [see 4.18]
                 Address:  Paseo de Gracia 18, Planta 4, 08007,
                 Barcelona, Spain
07 Electrometalurgica del Ebro, S.L. ("EMESA") (Spain corporation) 91.32% [see 4.19]
                    Address:  Paseo de Gracia 18, Planta 4, 08007,
                    Barcelona, Spain
08                      Monasterio de Rueda, S.L. (Spain) 100%
                        Address: Paseo de Gracia 18, Planta 4, 08007, Barcelona, Spain
05            Iberian Hy-Power Amsterdam B.V. (Netherlands limited
              liability company) 100%
              Address:  Strawinskylaan 1725, Amsterdam, NOORD-HOLL
              1077 XX
06               EME Desarrello Espana S.L. 100%
                 Address:  Paseo de Gracia 18, 4o. Piso, 08007
                 Barcelona, Spain
06               Hydro Energy B.V. (Netherlands company) 90%
07                  Iberica de Energias, S.L. (Spain corporation)
                    96.65% [see 4.18]

08                      Electrometalurgica del Ebro, S.L. ("EMESA") (Spain
                        corporation) 91.32% [see 4.19]
09                         Monasterio de Rueda, S.L. (Spain) 100%
06               Iberica de Energias, S.L. (Spain corporation) 3.35%
                 [see 4.18]
07                  Electrometalurgica del Ebro, S.L. ("EMESA") (Spain
                    corporation) 91.32% [see 4.19]
08                      Monasterio de Rueda, S.L. (Spain) 100%
06               Saltos del Porma S.A.
                 Address:  Paseo de Gracia 18, 4o. Piso, 08007 Barcelona,
                 Spain
05            Latrobe Power Pty. Ltd. (Australian corporation) 99%
              Address:  Southgate Complex, Level 20, HWT Tower,
              40 City Road, South Melbourne, 3205 Victoria, Australia
06               Mission Victoria Partnership (Australian partnership)
                 52.31% (100% w/ Traralgon PPL 46.69% and MEVALP 1%)
07                  Latrobe Power Partnership (Australian partnership) 99%
08                      Loy Yang B Joint Venture 51% [see 4.13]
                        Address:  Bartons Lane, Loy Yang, Victoria, Australia
05            Loy Yang Holdings Pty Ltd (Australia corporation) 100%
              Address:  Southgate Complex, Level 20, HWT Tower,
              40 City Road, South Melbourne, 3205 Victoria, Australia
06               Edison Mission Energy Holdings Pty Ltd (Australian corp.)
                 100%
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Energy Australia Ltd. (Australian public
                    company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
08                      Latrobe Power Partnership (Australian partnership) 1%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria, Australia
09                         Loy Yang B Joint Venture 51% [see 4.13]
07                  Edison Mission Energy Australia Pilbara Power Pty Ltd.
                    (Australia company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Operation & Maintenance Kwinana Pty Ltd.
                    (Australia) 100% (Operator of Kwinana Project)
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Edison Mission Operation & Maintenance Loy Yang Pty Ltd.
                          (Australian corporation) 100%
                    Address:  P.O. Box 1792, Traralgon, Victoria 3844,Australia
07                  Mission Energy Holdings Superannuation Fund Pty Ltd.
                    (retirement fund required by Australia law) 100%
07                  Mission Energy (Kwinana) Pty Ltd. (Australia) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
08                      Kwinana Power Partnership (Australian G.P.) (equity) 1%
                        [see 4.12]
                        Address:  Level 23, St. Martins Tower
                        44 St George's Terrace, Perth WA 6000
06               Latrobe Power Pty. Ltd. (Australian corporation) 1%
07                  Mission Victoria Partnership (Australian partnership) 52.31%
08                      Latrobe Power Partnership (Australian partnership) 99%
09                         Loy Yang B Joint Venture 51% [see 4.13]
06               Mission Energy Ventures Australia Pty. Ltd. (Australian
                 company) 100%
                    Address:  Southgate Complex, Level 20, HWT Tower,
                    40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Mission Victoria Partnership (Australian partnership) 1%
08                      Latrobe Power Partnership (Australian partnership) 99%
09                         Loy Yang B Joint Venture 51% [see 4.13]

06               Traralgon Power Pty. Ltd. (Australian corporation) 1%
                 Address:  Southgate Complex, Level 20, HWT Tower,
                 40 City Road, South Melbourne, 3205 Victoria, Australia
07                  Mission Victoria Partnership (Australian partnership)
                    46.69%
08                      Latrobe Power Partnership (Australian partnership) 99%
09                         Loy Yang B Joint Venture 51% [see 4.13]
05            MEC Esenyurt B.V. (Netherlands company) (Doga Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Doga Enerji Uretim Sanayi ve Ticaret L.S. (Turkish
                 corporation) (Project company) 80%
                 Address:  Merkez Man, Mahallesi Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey
06               Doga Isi Satis Hizmetleri ve Ticaret L.S. (Turkish
                 corporation) (Heat company) 80%
                 Address:  Merkez Man, Mahallesi Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey
06               Doga Isletme ve Bakim Ticaret L.S. (Turkish corporation)
                 (O&M company) 80%
                 Address:  Merkez Man, Mahallesi Caddesi 11/8,
                 Esenyurt, Istanbul, Turkey
05            MEC IES B.V. (Netherlands company) (ISAB Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               ISAB Energy Services s.r.l. 49% (services co ISAB
                 Project)
                 Address:  Ex S.S. 114km 146, 96100 Priolo G (SR), Sicily,
                 Italy
05            MEC India B.V. (Netherlands company) (Jojobera Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Energy Power (Mauritius corporation)
                 (Branch office in India)
                 Address:  Louis Leconte Street, Curepipe, Mauritius
05            MEC Indo Coal B.V. (Netherlands company) (Adaro Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               P. T. Adaro Indonesia (equity) 10%
                 Address:  Suite 704, World Trade Centre, Jl. Jend.
                 Sudirman Kav. 31, Jakarta 12920 Indonesia
05            MEC Indonesia B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               P. T. Paiton Energy (Indonesia company) (equity)
                 (Paiton Project) 40% [see 4.14]
                 Address:  Menara Batavia, 8th Floor, Jl. K. H.
                 Mas Mansyur Kav. 126, Jakarta 10220 Indonesia
05            MEC International Holdings B.V. (Netherlands corp) 100%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Edison Mission Energy International B.V. (Netherlands
                 company) 1%
06               MEC Esenyurt B.V. (Netherlands company) (Doga Project) 1%
07                  Doga Enerji Uretim Sanayi ve Ticaret L.S. (Turkish
                    corporation) (Project company) 80%
07                  Doga Isi Satis Hizmetleri ve Ticaret L.S. (Turkish
                    corporation) (Heat company) 80%
07                  Doga Isletme Bakim Ticaret L.S. (Turkish corporation)
                    (O&M company) 80%
06               MEC IES B.V. (Netherlands company) (ISAB Project) 1%
07                  ISAB Energy Services s.r.l. 49%
06               MEC India B.V. (Netherlands company) 1%
07                      Edison Mission Energy Power (Mauritius corporation)
06               MEC Indo Coal B.V. (Netherlands company) (Adaro Project) 1%
07                  P. T. Adaro Indonesia (equity) 10%
06               MEC Indonesia B.V. (Netherlands company) 1%
07                  P. T. Paiton Energy (Indonesia company) (equity)
                    (Paiton Project) 40% [see 4.14]
06               MEC Laguna Power B.V. (Netherlands company) (Thailand
                 Project) 1%

07                  Gulf Power Generation Co. Ltd. (Bangkok corporation) 40%
06               MEC Perth B.V. (Netherlands company) (Kwinana Project) 1%
07                  Kwinana Power Partnership (Australian G.P.) (equity)
                    [see 4.12]
06               MEC Priolo B.V. (Netherlands company) (ISAB Project) 1%
07                  ISAB Energy, s.r.l. (Italian J.V. company) (equity)
                    1% of 49% (quota, not shares) [see 4.23]
06               MEC San Pascual B.V. (Netherlands company) 1%
07                  San Pascual Cogeneration Company International B.V. 50%
08                      San Pascual Cogeneration Company (Philippines) Ltd.
                        (San Pascual Project) (equity) 1%GP and 74%LP
07                  Morningstar Holdings B.V. (formerly Beheer-en
                    Beleggingsmaatschappij Vestra B.V.) 50%
06               MEC Sidi Krir B.V. (Netherlands company) 1%
06               MEC Sumatra B.V. (Netherlands company) 1%
06               MEC Wales B.V. (Netherlands Company) 1%
07                  Mission Hydro Limited Partnership (UK limited
                    partnership)
08                      EME Generation Holdings Limited (UK company) 100%
09                         Loyvic Pty Ltd. (Australia company) 100%
10                            Energy Capital Partnership (Australia
                              partnership) 1%
11                               Enerloy Pty Ltd. (Australia company) 100%
09                         EME Victoria Generation Limited (UK company) 100%
10                            Energy Capital Partnership (Australia partnership
                              98%
11                               Enerloy Pty Ltd. (Australia company) 100%
10                            Mission Energy Development Australia Pty Ltd.
11                               Gippsland Power Pty Ltd 100%
12                                   Loy Yang B Joint Venture 49% [see 4.13]
09                         Energy Capital Partnership (Australia partnership)
                           1%LP
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         First Hydro Holdings Company (Australia partnership)
                           99%
10                            First Hydro Company 99% [see 4.16]
10                            First Hydro Finance plc
11                               First Hydro Company 1% [see 4.16]
06               Mission Energy Italia s.r.l. 10% (Office in Italy)
                 Address:  via Mar della Cina, 304, 00144 Rome, Italy
06               P.T. Edison Mission Operation and Maintenance Indonesia
                 (Indonesian company) 1%
                 Address:  Jl. Raya Surabaya Situbondo Km 141, P.O. Box 78,
                 Paiton 67291, Probolinggo, East Java, Indonesia
05            MEC Laguna Power B.V. (Netherlands co) (Malaya Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Gulf Power Generation Co. Ltd. (Bangkok corporation) 40%
                 Address:  888/101 Mahatun Plaza Tower, 10th Floor, Ploenchit,
                 Lumphini, Patumwan, Bangkok 10330
05            MEC Perth B.V. (Netherlands company) (Kwinana Project) 99%
06               Kwinana Power Partnership (Australian G.P.) (equity)
                 [See 4.12]
                 Address:  Level 23, St. Martins Tower
                 44 St George's Terrace, Perth WA 6000
05            MEC Priolo B.V. (Netherlands company) (ISAB Project) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               ISAB Energy, s.r.l. (Italian J.V. company) (equity)
                 99% of 49% (quota, not shares) [see 4.23]
                 Address:  Corso Gelone No. 103, Siracusa, Sicily, Italy
05            MEC San Pascual B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3521 CB Utrecht, The Netherlands
06               San Pascual Cogeneration Company International B.V. 50%
                 Address:  Croeselaan 18, 3521 CB Utrecht, The Netherlands
07                  San Pascual Cogeneration Company (Philippines) Ltd (San
                    Pascual Project) (equity) 1%GP and 74%LP

                    Address: Unit 1610/1611, Tower One, Ayala Triangle, Ayala Avenue, 1200 Makati City, Metro Manila,
                    Philippines
06 Morningstar Holdings B.V. (formerly Beheer-en Beleggingsmaatschappij Vestra B.V.) 50%
                 Address:  Croeselaan 18, 3521 CB Utrecht, The Netherlands
05            MEC Sidi Krir B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            MEC Sumatra B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
05            MEC Wales B.V. (Netherlands company) 99%
              Address:  Croeselaan 18, 3500 GT Utrecht, The Netherlands
06               Mission Hydro Limited Partnership 69%
                 Address:  Lansdowne House, Berkeley Square,
                 London, England W1X 5DH
07                  EME Generation Holdings Limited (UK company) 100%
                    Address:  Lansdowne House, Berkeley Square, London
                    W1X 5DH England
08                      Loyvic Pty Ltd. (Australia company) 100%
                        Address:  Southgate Complex, Level 20, HWT Tower,
                        40 City Road, South Melbourne, 3205 Victoria,
                        Australia
09                         Energy Capital Partnership (Australia partnership)
                           1%
                           Address:  Southgate Complex, Level 20, HWT Tower,
                           40 City Road, South Melbourne, 3205 Victoria,
                           Australia
10                            Enerloy Pty Ltd. (Australia company) 100%
                              Address:  Southgate Complex, Level 20, HWT
                              Tower, 40 City Road, South Melbourne, 3205
                              Victoria, Australia
08                      EME Victoria Generation Limited (UK company) 100%
                        Address: Lansdowne House, Berkeley Square, London W1X 5DH England
09                         Energy Capital Partnership (Australia partnership
                           98%
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         Mission Energy Development Australia Pty Ltd. 100%
                           Address:  Southgate Complex, Level 20, HWT Tower,
                           40 City Road, South Melbourne, 3205 Victoria,
                           Australia
10                            Gippsland Power Pty Ltd 100%
                              Address:  Southgate Complex, Level 20, HWT
                              Tower, 40 City Road, South Melbourne, 3205
                              Victoria, Australia
11                               Loy Yang B Joint Venture 49% [see 4.13]
                                 Address:  Bartons Lane, Loy Yang, Victoria,
                                    Australia
08                      Energy Capital Partnership (Australia partnership)
                        1%LP
09                         Enerloy Pty Ltd. (Australia company) 100%
08                      First Hydro Holdings Company (Australia partnership)
                        99%
                        Address:  Lansdowne House, Berkeley Square,
                             London W1X 5DH England
09                         First Hydro Company 99% [see 4.16]
                           Address:  Bala House, St. David's Park
                           Ewloe, Dlwyd, Wales CH5 3XJ
09                         First Hydro Finance plc 100%
                           Address:  Lansdowne House, Berkeley Square,
                             London W1X 5DH England
10                            First Hydro Company 1% [see 4.16]
                              Address:  Bala House, St. David's Park
                              Ewloe, Dlwyd, Wales CH5 3XJ
05 Mission Energy Company (UK) Limited (United Kingdom private limited company) 100%

              Address:  Lansdowne House, Berkeley Square, London W1X 5DH
              England
06               Derwent Cogeneration Limited (United Kingdom private
                 limited liability company) (equity) 33% [see 4.15]
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Edison Mission Energy Limited (UK private limited
                 company) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Edison Mission Operation & Maintenance Limited (a
                 United Kingdom corporation) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Edison Mission Services Limited (UK private limited
                 company) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Mission Hydro (UK) Limited 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
07                  First Hydro Holdings Company 1%
08                      First Hydro Company 99% [see 4.16]
08                      First Hydro Finance plc 100%
09                         First Hydro Company 1% [see 4.16]
07                  Mission Hydro Limited Partnership 1%GP
08                      EME Generation Holdings Limited (UK company) 100%
09                         Loyvic Pty Ltd. (Australia company) 100%
10                            Energy Capital Partnership (Australia
                              partnership) 1%
11                               Enerloy Pty Ltd. (Australia company) 100%
09                         EME Victoria Generation Limited (UK company) 100%
10                            Energy Capital Partnership (Australia
                                 partnership 98%
11                               Enerloy Pty Ltd. (Australia company) 100%
10                            Mission Energy Development Australia Pty Ltd.
11                               Gippsland Power Pty Ltd 100%
12                                   Loy Yang B Joint Venture 49% [see 4.13]
09                         Energy Capital Partnership (Australia partnership)
                           1%LP
10                            Enerloy Pty Ltd. (Australia company) 100%
09                         First Hydro Holdings Company (Australia partnership)
                           99%
10                            First Hydro Company 99% [see 4.16]
10                            First Hydro Finance plc 99%
11                               First Hydro Company 1% [see 4.16]
06               Mission (No. 2) Limited (UK private limited company) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
06               Pride Hold Limited (United Kingdom corporation) 99%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
07                  Lakeland Power Ltd. (United Kingdom private limited
                    liability company) 100% [see 4.20]
                    Address:  Roosecote Power Station, Barrow-In-Furness,
                    Cumbria, England LA13 OPX
07                  Lakeland Power Development Company (UK corporation) 100%
                    Address:  Lansdowne House, Berkeley Square,
                    London W1X 5DH England
06               Rapid Energy Limited
                 Address:  Lansdowne House, Berkeley Square, London
                 W1X 5DH England
05 Mission Energy Italia s.r.l. 90% Representative Office in Italy
              Address:  Villa Brasini, Via Flaminia 497, 00191 Rome Italy

05            Pride Hold Limited (United Kingdom corporation) 1%
              Address:  Lansdowne House, Berkeley Square,
              London W1X 5DH England
06 Lakeland Power Ltd. (United Kingdom private limited liability company) 100% [see 4.20]
                 Address: Roosecote Power Station, Barrow-In-Furness, Cumbria, England LA13 OPX
06               Lakeland Power Development Company (UK corporation) 100%
                 Address:  Lansdowne House, Berkeley Square,
                 London W1X 5DH England
05            Rillington Holdings Limited (Gibraltar) (Inactive)
              Address:  57/63 Line Wall Road, Gibraltar
05            EcoElectrica S.a.r.l. (Luxemburg)
              Address:  10, rue Antoine Jans, L-1820 Luxembourg
06               EME del Caribe Holding GmbH (Austria)
                 Address:  4020 Linz, Landstrasse 12, Austria
07                  EME del Caribe (Cayman Islands)
                    Address:  First Floor, Caledonian House, Mary Street,
                        George Town, Grand Cayman, Cayman Islands
08                      EcoElectrica Holdings, Ltd. (Cayman Islands) 50%
                        Address:  1350 GT, The Huntlaw Building, Fort
                        Street, Grand Cayman, Cayman Islands
09                         EcoElectrica Ltd. (Cayman Islands) 100%
                           Address: 1350 GT, The Huntlaw Building, Fort Street,Grand Cayman, Cayman Islands
10                            EcoElectrica LP (Bermuda partnership) (equity)
                              1%
                              Address: Plaza Scotiabank, 273 Ponce de Leon Avenue, Suite 902, Hato Rey, Puerto Rico 00918
09                         EcoElectrica LP (Bermuda partnership) (equity) 99%
                           Address: Plaza Scotiabank, 273 Ponce de Leon Avenue, Suite 902, Hato Rey, Puerto Rico 00918
05            Southwestern Generation B.V. 100%
              Address:  Croeselaan 18, 3521 CB Utrecht, The Netherlands
05            Traralgon Power Pty. Ltd. (Australian corporation) 99%
              Address:  Southgate Complex, Level 20, HWT Tower,
              40 City Road, South Melbourne, 3205 Victoria, Australia
06               Mission Victoria Partnership (Australian partnership)
                 46.69% (100% w/ Latrobe PPL 52.31% and MEVALP 1%)
07                  Latrobe Power Partnership (Australian partnership)
                    99% (owns 51% of the Loy Yang B facility) [see 4.13]

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

       Claimant is not a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935 (the "Act") and does not own any properties used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas. None of Claimant's subsidiaries, other than SCE, is a public utility company. SCE is an "electric utility company" as defined in the Act and owns properties used for the generation, transmission and distribution of electric energy for sale, as described herein.

       SCE owns and operates one diesel-fueled generating plant, 37 hydroelectric plants and an undivided 75.05% interest in Units 2 and 3 of the San Onofre Nuclear Generating Station. These plants are located in Central and Southern California. SCE has sold all of its oil and gas fueled generating plants. Pursuant to the sale agreements, SCE will continue to operate the plants for two years after their sale. SCE has also been required to maintain the fuel pipeline and storage system to support the divested gas plants in the event the plants are required to burn oil in a system emergency. Of the above mentioned hydroelectric plants, one of them, along with the diesel-fueled generating plant, serve isolated load on Catalina Island. SCE also owns an undivided 15.8% interest in Units 1, 2 and 3 of the Palo Verde Nuclear Generating Station, located near Phoenix, Arizona, and an undivided 48% interest in Units 4 and 5 of the Four Corners Project, a coal-fueled steam electric generating plant in New Mexico, all of which are operated by other utilities. SCE operates and owns a 56% undivided interest in two coal-fueled steam electric generating units at the Mohave Project in Clark County, Nevada. Schedule I attached hereto contains a list of all of the SCE-owned generating plants with their locations, initial dates of operation and generator nameplate ratings.

       SCE's transmission facilities consist of approximately 7,228.4 circuit miles of 33kV, 55kV, 66kV, 115kV and 161kV lines, 3,522.3 circuit miles of 220kV lines, and 1235.9 circuit miles of 500kV lines consisting of 998.9 miles in California, 125 miles in Nevada and 112 miles in Arizona. SCE's distribution facilities consist of approximately 60,894 overhead circuit miles and 31,986 underground circuit miles, and 555 distribution substations, all of which are located in California.

3.     THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH
       RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY
       COMPANIES:

       (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS
              DISTRIBUTED AT RETAIL.

              Claimant:  None.
              SCE:  (1) 78,206,526,000 kwh of electric energy sold
                           at retail or wholesale.
                    (2) $7,046,046,114 of total revenues from such sales.

       (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH COMPANY IS ORGANIZED.

              Claimant:  None.
              SCE:  None.

       (c)    NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL
              OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

              Claimant:  None.
              SCE:  (1) 90,491,000 kwh of electric energy sold at
                           wholesale outside of California or at the state line.
                    (2) $14,977,267 of total revenues from such sales.

       (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

              Claimant:  None.
              SCE:  (1) 3,136,911,352 kwh of electric energy purchased
                           at wholesale outside of California or at the state line.
                    (2) $150,574,647 of total expenses from such
                           purchases.

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
       DOLLARS:

       (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       (b) NAMEOF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

       (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

       (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUESUNDER SUCH AGREEMENT(S).

                                 EDISON CAPITAL
4.01  EPZ MISSION FUNDING MU TRUST [FUCO]

       (a) EPZ Mission Funding MU Trust ("EPZMFMT") c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Square, Wilmington, Delaware 19890-0004

              EPZMFMT owns a 7.88% interest in the Amercentrale Power Station Unit 9, which is leased to N.V. Elektriciteits-Produktiemaatshappij Zuid-Nederland ("EPZ"), a Netherlands Public Utility. The Amercentrale Power Station Unit 9 is a 600 megawatt (net) coal-fired cogeneration facility, with natural gas back-up capability, located on 50 hectares (approximately 125 acres) at the Brabandt site in Geertruidenberg, approximately 50 kilometers southeast of Rotterdam, The Netherlands.

              EPZMFMT has also acquired an undivided interest in or the right to use certain transmission facilities leading from the Amercentrale Power Station to the 150 kV grid owned by Provinciale Noordbrabantse Energie-Maatschappij ("PNEM"), the distribution company that receives the power from Unit 9. EPZMFMT also owns an interest in or rights to use transformers and associated equipment of EPZ designed to step up the power from the 21 kV level at the generator to the 150 kV level required to enter the PNEM system. EPZMFMT has also acquired rights to use certain other common facilities necessary to permit operation of Unit 9.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Capital, which owns 100% of Edison Funding Company, which owns 100% of Mission Funding Epsilon, which owns 100% of Mission Funding Alpha, which owns 100% of Mission Funding Mu. EPZMFMT is a business trust created under the laws of the State of Delaware. Mission Funding Mu is the 100% beneficial owner of the beneficial interest in EPZMFMT, the foreign utility company. Wilmington Trust Company is the trustee of the Trust.

       (c) Mission Funding Mu made a $13,000,000 equity investment in the sale/leaseback, and funds were borrowed on a non-recourse basis in the amount of $87,000,000, in order to acquire the interest in the asset with a total cost of $100,000,000. Mission Funding Mu also incurred out-of-pocket costs and fees of approximately $1,750,000.

              The Mission Funding Mu investment and the related obligations have been guaranteed by its parent, Mission Funding Alpha.

       (d) Capitalization or total equity = $13,000,000 Net income after taxes for 1999 = $1,028,762

       (e)    There are no contracts between EPZ and any system company.

4.02  EPZ MISSION FUNDING NU TRUST [FUCO]

       (a)    EPZ Mission Funding Nu Trust ("EPZMFNT")
              c/o Wilmington Trust Company, Rodney Square North,
              1100 North Market Square, Wilmington, Delaware 19890-0004

              EPZMFNT owns a 17.72% interest in the Amercentrale Power Station Unit 9, which is leased to N.V. Elektriciteits-Produktiemaatshappij Zuid-Nederland ("EPZ"), a Netherlands Public Utility. The Amercentrale Power Station Unit 9 is a 600 megawatt (net) coal-fired cogeneration facility, with natural gas back-up capability, located on 50 hectares (approximately 125 acres) at the Brabandt site in Geertruidenberg, approximately 50 kilometers southeast of Rotterdam, The Netherlands.

              EPZMFNT has also acquired an undivided interest in or the right to use certain transmission facilities leading from the Amercentrale Power Station to the 150 kV grid owned by Provinciale Noordbrabantse Energie-Maatschappij ("PNEM"), the distribution company that receives the power from Unit 9. EPZMFNT also owns an interest in or rights to use transformers and associated equipment of EPZ designed to step up the power from the 21 kV level at the generator to the 150 kV level required to enter the PNEM system. EPZMFNT has also acquired rights to use certain other common facilities necessary to permit operation of Unit 9.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Capital, which owns 100% of Edison Funding Company, which owns 100% of Mission Funding Epsilon, which owns 100% of Mission Funding Delta, which owns 100% of Mission Funding Nu. EPZMFNT is a business trust created under the laws of the State of Delaware. Mission Funding Nu is the 100% beneficial owner of the beneficial interest in EPZMFNT, the foreign utility company. Wilmington Trust Company is the trustee of the Trust.

       (c) Mission Funding Nu made a $29,250,000 equity investment in the sale/leaseback, and funds were borrowed on a non-recourse basis in the amount of $195,750,000, in order to acquire the interest in the asset with a total cost of $225,000,000. Mission Funding Nu also incurred out-of-pocket costs and fees of approximately $3,937,500.

              The Mission Funding Nu investment and the related obligations have been guaranteed by an affiliate, Mission Housing Investments.

       (d)    Capitalization or total equity = $29,250,000

              Net income after taxes for 1999 = $2,322,283

       (e)    There are no contracts between EPZ and any system company.

                              EDISON MISSION ENERGY
Americas
4.03  AUBURNDALE POWER PARTNERS, L.P. [EWG]

       (a)    Auburndale Power Partners, L.P. ("APP")
              1501 West Derby Avenue, Auburndale, FL 33823

              Auburndale's facilities consist of a 150MW topping-cycle cogeneration facility fueled by natural gas. Electricity produced by the facility is sold to Florida Power Corporation and certain other wholesale purchasers. The facility also produces thermal energy, which is sold to Cutrale Citrus Juices, USA and Todhunter International, Inc. The facility is located near Auburndale in Polk County, Florida, and went into operation on July 1, 1994.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Devereaux Energy Company owns a 49% limited partnership interest in Auburndale Power Partners, L.P., and through its wholly owned subsidiary El Dorado Energy Company owns a 1% general partnership interest in Auburndale Power Partners, L.P.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiaries Devereaux Energy Company in the amount of $35,280,000 and El Dorado Energy Company in the amount of $720,000, providing a total amount of $36,000,000.

       (d) Capitalization or total equity = $6,341,558 Net loss after taxes for 1999 = ($1,466,309)

       (e) Edison Mission Operation & Maintenance, Inc. ("EMOM") operates this facility. EMOM received $773,569 in compensation as operator in 1999.

4.04  BROOKLYN NAVY YARD COGENERATION PARTNERS, L.P. [EWG]

       (a) Brooklyn Navy Yard Cogeneration Partners, L.P. ("BNY") Flushing Avenue, Cumberland Street, Building 41,
              Brooklyn, New York 11205

              BNY's facilities consist of a 286MW combined cycle cogeneration facility located at Brooklyn Navy Yard Industrial Park in Brooklyn, New York.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Mission Energy New York, Inc., owns 50% of Brooklyn Navy Yard Cogeneration Partners, L.P., the exempt wholesale generator.

       (c) Capital contribution made by Edison Mission Energy through its subsidiary Mission Energy New York, Inc., was in the amount of $12,758,043. BNY completed a $407 million permanent non-recourse financing for the project (the "Financing"). Edison Mission Energy agreed to indemnify BNY and its partners from all claims and costs arising from or in connection with certain construction litigation between BNY (and its partners) and PMNC, as contractor for BNY. Said indemnification has been assigned for the benefit of the senior lenders of the Financing. Mission Energy New York, Inc., entered into a Construction Loan Note (approximately $94 million) in favor of BNY to fund a portion of the project.

       (d) Capitalization or total equity = ($23,231,813) Net loss after taxes for 1999 = ($14,823,481)

       (e) Other than with respect to the Edison Mission Energy indemnity and the Construction Loan Note as listed in Item (c) above, there are no contracts between BNY and any system company.

4.05  COMMONWEALTH ATLANTIC L.P. [EWG]

       (a)    Commonwealth Atlantic Limited Partnership ("CALP")
              2837 South Military Highway, Chesapeake, VA 23323-0286

              CALP is a 340 MW natural gas and distillate oil fired peaking power generation facility (the "Facility") selling power to Virginia Power. The Facility went into operation on June 4, 1992.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Hanover Energy Company owns Chickahominy River Energy Corp. which owns a 1% general partnership interest and a 49% limited partnership interest in CALP.

       (c) Chickahominy River Energy Corp. made a capital contribution of $14,020,000 to CALP. Edison Mission Energy owns a 50% interest through its wholly owned subsidiary Hanover Energy Company, in CALP, which is the owner of the Facility.

       (d) Capitalization or total equity = $10,917,166 Net income after taxes for 1999 = $657,612

       (e)     There are no contracts between CALP and any system company.

4.06  GORDONSVILLE ENERGY, L.P. [EWG]

       (a)    Gordonsville Energy, L.P. ("GELP")
              115 Red Hill Road, Gordonsville, VA 22942

              GELP is a gas fired cogeneration facility with the anticipated net capacity during the winter months of 290 megawatts and 220 megawatts during the summer months. The electricity generated by the facility is sold to Virginia Electric & Power Company under two executed 30-year Power Purchase Agreements. The steam generated by the facility is sold to Rapidan Service Authority. This facility is located one mile southwest of Gordonsville, Virginia, in Louisa County. GELP went into operation on June 1, 1994.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy, through its wholly owned subsidiary Madison Energy Company ("Madison") owns a 49% limited partnership interest in GELP, and, through its wholly owned subsidiary Rapidan Energy Company ("Rapidan"), owns a 1% general partnership interest in GELP, the exempt wholesale generator.

       (c) Madison made a capital contribution of $25,237,450 and Rapidan made a capital contribution of $515,050, providing a total amount of $25,752,500.As a condition to receiving the extension of credit necessary to develop GELP, Madison, Rapidan and Jefferson Energy Company ("Jefferson"), a wholly owned subsidiary of Edison Mission Energy which sold its interest to Northern Hydro Limited, entered into separate Equity Subscription Agreements with GELP with the condition that Edison Mission Energy guaranty the obligations under such agreements by entering into an Equity Subscription Agreement Guaranty for each of Madison, Rapidan and Jefferson in an amount not to exceed an aggregate of $55,250,000.

       (d)    Capitalization or total equity = $28,538,563

              Net income after taxes for 1999 = $5,182,048

       (e)Ed ison Mission Operation & Maintenance, Inc. ("EMOM") operates this facility. EMOM received $715,860 in compensation as operator in 1999.

4.07  HARBOR COGENERATION COMPANY [EWG]

       (a)    Harbor Cogeneration Company ("Harbor")
              420 Henry Ford Avenue, Wilmington, CA  93210

              Harbor, a California general partnership, was organized on March 12, 1987, and owns and operates an 80 MW cogeneration facility located in the Wilmington Oil Field, in California near the City of Long Beach.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of South Coast Energy Company, which owns 30% general partnership interests in Harbor, the exempt wholesale generator.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary South Coast Energy Company in the amount of $3,577,468.

       (d) Capitalization or total equity = $30,590,803 Net income after taxes for 1999 = $14,597,000

       (e) Edison Mission Marketing and Trading Co.,a wholly owned subsidiary of Edison Mission Energy, provides services to Harbor, including marketing, trading and selling of Energy (as defined in the Energy Sales and Fuel Sales Agreement dated as of June 14, 1999, between Harbor Cogeneration Company and Edison Mission Marketing and Trading Co. (the "Agreement")" and Ancillary Services (as defined in the Agreement) to third parties. As of December 31, 1999, Edison Mission Marketing and Trading Co. has received $30,912 in exchange for services provided to Harbor pursuant to the Agreement.

4.08  EME HOMER CITY GENERATION L.P. [EWG]

       (a)    EME Homer City Generation L.P. ("Homer City")
              1750 Power Plant Road, Homer City, PA  15748-8009

              Homer City owns a 1,884 MW coal-fired generating station located in Indiana County, approximately 45 miles northeast of Pittsburgh, Pennsylvania.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Edison Mission Holdings Co.; Edison Mission Energy Holdings Co. owns 100% of EME Homer City Generation L.P. through its wholly owned subsidiaries Mission Energy Westside, Inc. and Chestnut Ridge Energy Company. Mission Energy Westside, Inc. owns a 1% general partnership interest in Homer City and Chestnut Ridge Energy Company. owns a 99% limited partnership interest in Homer City, the exempt wholesale generator.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary Edison Mission Energy Holdings Co. in the amount of $1,066,889,469.

              Guarantees:
              Edison Mission Holdings Co. closed a $1.1 billion financing and Edison Mission Energy closed a $700 million financing for the acquisition by Homer City, a partnership comprised of wholly-owned indirect subsidiaries of Edison Mission Energy, of the Homer City Electric Generation Station.

              The Edison Mission Holdings Co. ("EM Holdings") financing is structured on a limited recourse basis, in which the lenders look primarily to the cash revenues of Homer City to repay the debt. In connection with the EM Holdings financing and the issuance of $830 million senior secured bonds by EM Holdings in May 1999, Edison Mission Energy entered into a Credit Support Guarantee under which Edison Mission Energy agreed to guarantee the payment and performance of the obligations of EM Holdings to the bond holders, banks and other secured parties which financed the acquisition of Homer City in an aggregate amount not to exceed approximately $42 million. This guarantee is to remain in place until December 31, 2001. In addition, to satisfy the requirements under the EM Holdings financing to have a Debt Service Reserve Requirement in an amount equal to six months' debt service projected to be due following the payment of a distribution, Edison Mission Energy entered into a Debt Service Reserve Guarantee under which Edison Mission Energy agreed to guarantee the payment and performance of the obligations of EM Holdings in the amount of approximately $35 million. The Edison Mission Energy financing consists of a 364 day interest only revolving credit facility which is structured on a recourse, unsecured basis.

              Edison Mission Energy entered into a Guaranty dated as of August 1, 1998, wherein it guarantees all of the obligations of Mission Energy Westside, Inc. under the Asset Purchase Agreement.

       (d) Capitalization or total equity = $988,066,658 Net income after taxes for 1999 = $27,628,089

       (e) Edison Mission Energy Services, Inc. (formerly Edison Mission Energy Fuel Services, Inc.) provides services to Homer City relating to arranging for the supply of fuel to the facility pursuant to the Fuel Services Agreement (the "Agreement") between Edison Mission Energy Services, Inc. and Homer City. As of December 31, 1999, Edison Mission Energy Services, Inc. has received payment in the amount of $0 for services provided pursuant to the Agreement.

              Edison Mission Financial Marketing & Trading Co.("EMFMT"), an ultimately wholly owned subsidiary of Edison Mission Energy, has entered into that certain NOx Allowance Sales Agreement with Homer City, wherein EMFMT is to purchase from Homer City, NOx Allowances available to Homer City and not required for the use in the operation and maintenance of the Homer City facility. As of December 31, 1999, EMFMT has paid $34,675 to Homer City for NOx Allowances.

              Edison Mission Marketing & Trading, Inc.("EMMT"), an ultimately wholly owned subsidiary of Edison Mission Energy entered into that certain Energy Sales Agreement with Homer City, wherein EMMT shall purchase from Homer City energy (defined as electric energy, expressed in megawatt hours or capacity, of the character commonly known as three-phase, sixty hertz electric energy that is delivered at the nominal voltage of the delivery point). As of December 31, 1999, EMMT has paid $196,432 to Homer City for energy provided pursuant to the Agreement.

4.09  MIDWEST GENERATION, LLC. [EWG]

       (a)    Midwest Generation, LLC ("Midwest")
              One Financial Place
              440 South LaSalle Street, Suite 3410
              Chicago, IL 60605

              Midwest owns and/or leases and operates 9,510 MW of generating capacity ("Facilities") acquired from Commonwealth Edison Company and sells electric energy at wholesale. Facilities consist of (1) six coal fired plants totaling 5,646 MW; (2) the 2,698 MW dual-fueled Collins Station in Morris, Illinois; and (3) 71 dual-fueled peaking units at nine sites totaling 1,166 MW.

              (1) The facilities consist of six coal-fired plants located in Illinois totaling 5,646 MW:
                         542 MW Crawford plant in Chicago
                         327 MW Fisk plant in Chicago
                         789 MW Waukegan plant in Waukegan
                         1358 MW Joliet plant in Joliet
                         1092 MW Will County plant in Lockport
                         1538 MW Powerton plant in Pekins

              (2)  2,698 MW dual-fueled Collins Station in Morris, Illinois

              (3) The peaking units are located at the Crawford, Fisk, Waukegan, Calumet, Joliet, Bloom, Electric Junction, Sabrooke, and Lombard Stations.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Midwest Generation EME, LLC; Midwest Generation EME, LLC owns 100% of Edison Mission Midwest Holdings Co. which owns 100% of Midwest, the exempt wholesale generator.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary Edison Mission Midwest Holdings Co. in the amount of $2,500,000,100.

              Guarantees:
              On March 22, 1999, Edison Mission Energy entered into agreements to acquire 100% of the fossil-fuel generating assets of Commonwealth Edison Company and to operate the plants, which are all located in Illinois. The closing of the transaction occurred on December 15, 1999. A list of Edison Mission Energy contingent liabilities relating to the transaction is set forth below:

              (1)Guaranty of Edison Mission Energy in favor of Northern Illinois
                    Gas Company, dated November 1, 1999 ("Guaranty"). The agreements listed below (the "Nicor Agreements") were assigned by Commonwealth Edison Company to Edison Mission Marketing and Trading, Inc., a wholly owned subsidiary of Edison Mission Energy, via an Assignment Agreement, dated November 1, 1999, between Edison Mission Marketing & Trading, Inc, Commonwealth Edison Company and Northern Illinois Gas Company in connection with the asset sale. The Guaranty executed by Edison Mission Energy guarantees Edison Mission Marketing & Trading, Inc.'s performance of the Nicor Agreements. The Guaranty contains a $10 million cap on Edison Mission Energy's liability. The Nicor Agreements were subsequently assigned by Edison Mission Marketing and Trading, Inc. to Midwest Generation, LLC, a wholly owned subsidiary of Edison Mission Energy, via an Assignment Agreement, dated December 13, 1999, between Edison Mission Marketing and Trading, Inc. and Midwest Generation, LLC. Under the terms of the Guaranty, Edison Mission Energy remains liable for Midwest Generation, LLC's performance of the Nicor Agreements. The Nicor Agreements include:

                    Collins Gas Service Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated March 25, 1996;

                    Agency Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated December 10, 1991;

                    Gas Service Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated November 1, 1999;

                    Operational Balancing Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated April 29, 1996;

                    Multiple Accounts Contract between Commonwealth Edison Company and Northern Illinois Gas Company, dated June 1, 1996; and

                    Critical Material Procurement Agreement between Commonwealth Edison Company and Northern Illinois Gas Company, dated July 1, 1999.

              (2) Agency Agreement, dated as of December 15, 1999, between Commonwealth Edison Company, Edison Mission Midwest Holdings Co. and Edison Mission Energy, relating to the Coal Purchase Contract and the Railcar Lease Agreement ("Agency Agreement"). Pursuant to the Agency Agreement, Edison Mission Energy and its affiliates receive the benefits of and are responsible for the liabilities under the agreements listed below (the "Unassigned Agreements") to which Commonwealth Edison Company is a party. Commonwealth Edison Company acts as Edison Mission Energy's agent with respect to the Unassigned Agreements and Edison Mission Energy is responsible for 78% of Commonwealth Edison Company's costs in managing the Unassigned Agreements. The Unassigned Agreements include:

                    Amended and Restated Coal Purchase Contract between Commonwealth Edison Company and Decker Coal Company dated January 1, 1993, as further amended by Amendment No. 1 in 1993; Amendment No. 2 on June 16, 1994; Amendment No. 3 on May 1, 1995; Amendment No.4 on January 1, 1996; Amendment No. 5 on February 1, 1997; Amendment No. 6 on January 1, 1997; and Amendment No. 7 on February 1, 1999; and

                    Railcar Lease Agreement dated July 15, 1993, between Commonwealth Edison Company and Society National Bank and related documents.

           (3) Guarantee, dated as of December 15, 1999 (the "Midwest Guarantee") by Midwest Generation, LLC ("Midwest") in favor of The Chase Manhattan Bank, as Administrative Agent under the Holdings Credit Agreement (as defined below). Edison Mission Midwest Holdings Co. ("Holdings"), certain lenders and The Chase Manhattan Bank, as Administrative Agent for such lenders entered into a credit agreement (the "Holdings Credit Agreement"), dated as of December 15, 1999, pursuant to which the lenders agreed to make loans to Holdings in an aggregate principal amount not to exceed $1,829,000,000. Under the Midwest Guarantee, Midwest absolutely and unconditionally guarantees the obligations of Holdings under the Holdings Credit Agreement.

           (4) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T1)") by Holdings in favor of Collins Trust I. Collins Trust I and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T1) (the "Facility Lease (T1)") and Collins Holdings entered into a Facility Sublease Agreement (T1) (the "Facility Sublease (T1)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T1), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T1) and the Facility Sublease (T1).

           (5) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T2)") by Holdings in favor of Collins Trust II. Collins Trust II and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T2)

                    (the "Facility Lease (T2)") and Collins Holdings entered into a Facility Sublease Agreement (T2) (the "Facility Sublease (T2)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T2), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T2) and the Facility Sublease (T2).

           (6) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T3)") by Holdings in favor of Collins Trust III. Collins Trust III and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T3) (the "Facility Lease (T3)") and Collins Holdings entered into a Facility Sublease Agreement (T3) (the "Facility Sublease (T3)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T3), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T3) and the Facility Sublease (T3).

           (7) Lease Obligations Guarantee, dated as of December 15, 1999 (the "Lease Obligations Guarantee (T4)") by Holdings in favor of Collins Trust IV. Collins Trust IV and Collins Holdings EME, LLC ("Collins Holdings") entered into a Facility Lease Agreement (T4) (the "Facility Lease (T4)") and Collins Holdings entered into a Facility Sublease Agreement (T4) (the "Facility Sublease (T4)") with Midwest, each dated as of December 15, 1999. Under the Lease Obligations Guarantee (T4), Holdings unconditionally and absolutely guarantees the payment of rent, sublease rent and termination value under both the Facility Lease (T4) and the Facility Sublease (T4).

           (8) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty (T1)") by Midwest in favor of Collins Generation I, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T1), (ii) the Facility Sublease (T1), (iii) a Participation Agreement
                    (T1), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust I, Collins Generation I, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Collins Trust I, and (v) a Facility Site Sub-Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (9) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty (T2)") by Midwest in favor of Collins Generation II, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T2), (ii) the Facility Sublease (T2), (iii) a Participation Agreement
                    (T2), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust II, Collins Generation II, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Collins Trust II, and (v) a Facility Site Sub-Sublease Agreement

                    (T2), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (10) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty (T3)") by Midwest in favor of Collins Generation III, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the obligations of Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T3), (ii) the Facility Sublease (T3), (iii) a Participation Agreement
                    (T3), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust III, Collins Generation III, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Collins Trust III, and (v) a Facility Site Sub-Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (11) Guaranty, dated as of December 15, 1999 (the "Midwest OP Lease Guaranty (T4)") by Midwest in favor of Collins Generation IV, LLC. Pursuant to the Midwest OP Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are: (i) the Facility Lease (T4), (ii) the Facility Sublease (T4), (iii) a Participation Agreement
                    (T4), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust IV, Collins Generation IV, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Collins Trust IV, and (v) a Facility Site Sub-Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (12) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T1)") by Midwest in favor of Collins Trust
                    I. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Document to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T1), (ii) the Facility Sublease (T1), (iii) a Participation Agreement (T1), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust I, Collins Generation I, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative,
                    (iv) a Facility Site Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Collins Trust I, and (v) a Facility Site Sub-Sublease Agreement (T1), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (13) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T2)") by Midwest in favor of Collins Trust
                    II. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T2), (ii) the Facility Sublease (T2), (iii) a Participation Agreement (T2), dated as of December 15, 1999, by and among Collins

                    Holdings, Collins Trust II, Collins Generation II, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative, (iv) a Facility Site Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Collins Trust II, and (v) a Facility Site Sub-Sublease Agreement (T2), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (14) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T3)") by Midwest in favor of Collins Trust
                    III. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T3), (ii) the Facility Sublease (T3), (iii) a Participation Agreement (T3), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust III, Collins Generation III, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative,
                    (iv) a Facility Site Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Collins Trust III, and (v) a Facility Site Sub-Sublease Agreement (T3), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (15) Guaranty, dated as of December 15, 1999 (the "Midwest Lessor Lease Guaranty (T4)") by Midwest in favor of Collins Trust
                    IV. Pursuant to the Midwest Lessor Lease Guaranty, Midwest guarantees the performance by Collins Holdings under each Operative Documents to which it is a party. The "Operative Documents" for the purpose of this guarantee are:(i) the Facility Lease (T4), (ii) the Facility Sublease (T4), (iii) a Participation Agreement (T4), dated as of December 15, 1999, by and among Collins Holdings, Collins Trust IV, Collins Generation IV, LLC, the Wilmington Trust Company, not in its individual capacity, but solely as Owner Trustee, Holdings, Midwest, Midwest Funding LLC, Bayerische Landesbank International S.A., Bayerische Landesbank Girozentrale and Citibank, N.A., as Holder Representative,
                    (iv) a Facility Site Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Collins Trust IV, and (v) a Facility Site Sub-Sublease Agreement (T4), dated as of December 15, 1999 between Collins Holdings and Midwest.

           (16) Guarantee, dated as of December 15, 1999 (the "Holdings Guarantee") by Holdings in favor of Bayerische Landesbank International S.A ("Bayerische"). Under the Holdings Guarantee, Holdings guarantees the prompt payment in full when due of the reimbursement obligations of Midwest. Midwest has reimbursement obligations under each of (i) a Reimbursement Agreement I, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000; (ii) a Reimbursement Agreement II, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000; (iii) a Reimbursement Agreement III, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000; and (iv) a Reimbursement Agreement IV, dated as of December 15, 1999 between Bayerische and Midwest, pursuant to which Bayerische agreed to issue an irrevocable letter of credit up to an aggregate principal amount of $3,870,000.

           (17) On March 22, 1999 Commonwealth Edison Company and Edison Mission Energy entered into that certain Asset Sale Agreement wherein Edison Mission Energy agreed to unconditionally and irrevocably guarantee to Commonwealth Edison Company and all of its successors and assigns, the due and punctual performance by any assignee of all covenants, agreements, terms, conditions, undertakings, indemnities and other obligations to be performed and observed by such assignee under the Related Agreements (defined in the Asset Sale Agreement as Agency Agreement, Bill of Sale and Instrument of Assignment, the Confidentiality Agreement, the Easement Agreements, the Facilities Agreements, the Grant Deeds, the Instrument of Assumption, the Power Purchase Agreements and the Reproration Agreements).

       (d) Capitalization or total equity = $2,492,658,601 Net loss after taxes for 1999 = ($7,341,531)

       (e) Edison Mission Marketing and Trading Co., a wholly owned subsidiary of Edison Mission Energy will provide services to Midwest, including marketing, trading and selling of Energy pursuant to an Energy Sales Agreement, which will be dated retroactively as of December 15, 1999, as soon as the agreement is finalized. As of December 31, 1999, EMMT has received $18,959 in exchange for servicesprovided to Midwest pursuant to the Agreement.

4.10  NEVADA SUN-PEAK LIMITED PARTNERSHIP [EWG]

       (a)    Nevada Sun-Peak Limited Partnership
              200 South Virginia Street, Reno, Nevada 89501

              Nevada Sun-Peak L.P. owns a three unit, natural gas and oil fired combustion turbine generation facility designed to produce a net output of approximately 210 MW. The combustion turbines (General Electric PG 7111-EA-CTGs) are capable of operating on either natural gas or No. 2 distillate fuel oil. The transmission facilities associated with the plant are owned by Nevada Power Company. The facility is located near Las Vegas, Nevada. Commercial operation began on June 8, 1991.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Quartz Peak Energy Company, which owns 50% of Nevada Sun-Peak Limited Partnership, the exempt wholesale generator.

       (c) The capital contribution of $8,125,500 was made by Quartz Peak Energy Company.

       (d) Capitalization or total equity = $11,291,413 Net income after taxes for 1999 = $1,580,228

       (e) There are no contracts between Nevada Sun-Peak and any system company.



Asia Pacific
4.11  CONTACT ENERGY LIMITED [FUCO]

       (a)    Contact Energy Limited ("Contact")
              Level 1, Harbour City Tower, 29 Brandon Street,
              Box 10-742, Wellington, New Zealand

              In March 1999, Edison Mission Energy Taupo Ltd., an indirectly, wholly owned subsidiary of Edison Mission Energy ("EME Taupo") entered into agreements with the government of New Zealand to acquire 40% of Contact. Contact owns and operates hydroelectric, geothermal and natural gas-fired power generating plants in New Zealand with a total generating capacity of 2,371 MW. Contact also supplies gas and electricity to customers in New Zealand and has minority interests in two power projects in Australia. The acquisition was conditioned on the New Zealand government completing an initial public offering of the remaining 60% of Contact, which occurred in mid-May 1999.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Edison Mission Energy Global Management, Inc., which owns 100% of Majestic Energy Limited, which owns 100% of EME Royale, which owns 100% of Edison Mission Energy Taupo Limited, which owns 40% of Contact, the foreign utility company.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary Edison Mission Energy Global
              Management, Inc., in the amount of $326,453,060.

              Guarantees:
              As security for Edison Mission Energy's obligations to close the acquisition, Edison Mission Energy caused to be delivered letters of credit (the "Contact Letters of Credit") in the face amount of $625,000,000. In connection with the delivery of the Contact Letters of Credit, Edison Mission Energy executed and delivered its guaranty of repayment in favor of the Contact Letters of Credit issuers in the event of any draws thereunder. The Contact Letters of Credit were cancelled and returned to Edison Mission Energy upon the close of the two financings discussed below.

              In May 1999, Edison Mission Energy Global Management, Inc. ("EME Global"), a wholly owned subsidiary of Edison Mission Energy, issued $120 million of preferred stock in connection with the acquisition of Contact. Edison Mission Energy entered into a Support Agreement with EME Global that requires Edison Mission Energy to make capital contributions to EME Global in order for it to maintain a positive net worth and to provide sufficient funds for payment of declared dividends on preferred stock and any redemption price in respect of the preferred stock. Edison Mission Energy's maximum obligation under the Support Agreement is limited to either (A) an amount equal to twice the sum of (i) the liquidation preference of the preferred stock (currently approximately $240 million) and (ii) the liquidation preference on all outstanding preferred stock of EME Global ranking pari passu with the preferred stock (currently zero) or (B) the amount that Edison Mission Energy could lawfully distribute to its shareholder (Edison International) under the General Corporation Law of the State of California (approximately $278 million as of June 30,
              1999).

              Also in connection with the acquisition of Contact, in May 1999, EME Taupo issued NZ$160 million of preferred stock. Edison Mission Energy entered into two Deeds of Covenant. The first Deed of Covenant (Facility Agreement) is in favor of Credit Suisse First Boston as a lender and requires Edison Mission Energy to provide funds to EME Taupo (A) of up to NZ$13 million annually in order for EME Taupo to meet its payment obligations to Credit Suisse First Boston in respect of interest and dividends and (B) to ensure that EME Taupo satisfies certain financial ratios. The second Deed of Covenant (Subscription Agreement) requires Edison Mission Energy to provide funds to the Preferred Stock Subscriber to compensate for any shortfall in attaching tax imputation credits to the dividends on the preferred stock.

       (d) Capitalization or total equity = $342,578,000 Net income after taxes for 1999 = $577,860

       (e) There are no service, sales or construction agreements between Contact and any system company.

4.12  KWINANA POWER PARTNERSHIP [FUCO]

       (a)    Kwinana Power Partnership ("KPP")
              c/o Edison Mission Energy Holdings Pty. Ltd., Southgate Complex Level 20, HWT Tower, 40 City Road, South Melbourne, Australia

              KPP's facilities used for the generation, transmission, or distribution of electric energy for sale consist of a 116 MW gas-fired combined cycle cogeneration plant at the oil refinery owned and operated by British Petroleum Refinery Proprietary Limited at Kwinana near Perth, Australia, and interconnection equipment necessary to connect the plant with the refinery and with KPP's wholesale purchaser, Western Power Corporation. KPP commenced operation in December 1996.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI directly owns 99% of MEC Perth B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Perth B.V.; MEC Perth B.V.owns 99% of KPP, the foreign utility company. MECI also directly owns 100% of Loy Yang Holdings Pty Ltd, which owns 100% of Edison Mission Energy Holdings Pty Ltd, which owns 100% of Mission Energy (Kwinana) Pty Ltd, which owns the remaining 1% of KPP, the foreign utility company.

       (c) The Shareholder and Equity Subscription Agreement provided for an equity contribution from MEC Perth B.V. to be made upon conversion from a construction loan to a term loan which was scheduled for late 1996; Edison Mission Energy is obligated to contribute the equity required to be paid by its subsidiary. The equity contribution is $24,254,167. No capital contribution was made.

       (d) Capitalization or total equity = $8,494,566 Net income after taxes for 1999 = $5,704,006

       (e) An indirect, wholly owned subsidiary of MECI, Edison Mission Operation (Kwinana) Pty Ltd ("EMOK"), operates the facility pursuant to an operation and maintenance agreement. EMOK received $355,176 in compensation as operator in 1999.

4.13  LOY YANG B JOINT VENTURE [FUCO]

       (a)    Loy Yang B Joint Venture ("LYBJV")
              Bartons Lane, Loy Yang, Victoria, Australia 3844

              LYBJV owns two coal-fired generating units with generator name plate ratings of 500,000 kW each, located in the Latrobe Valley in the State of Victoria, Australia. Unit 1 began commercial operation on September 30, 1993, and Unit 2 began commercial operation on September 30, 1996.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI, through wholly owned subsidiaries of Edison Mission Energy, collectively owns 100% of the interests in Loy Yang B Joint Venture, the foreign utility company, as explained below.

              The system-owned venturer is Latrobe Power Partnership ("LPP"), which owns the 51% interest. LPP is 1% owned by

              Edison Mission Energy Australia Ltd. (the managing general partner) and 99% owned by Mission Victoria Partnership (a general partner).

              Edison Mission Energy Australia Ltd. is wholly owned by Edison Mission Energy Holdings Pty Ltd, which is wholly owned by Loy Yang Holdings Pty Ltd, which is a wholly owned subsidiary of MEC International B.V.

              Mission Victoria Partnership is 52.31% owned by Latrobe Power Pty Ltd (general partner), 46.69% owned by Traralgon Power Pty Ltd (general partner), and 1% owned by Mission Energy Ventures Australia Pty Ltd (managing general partner). Latrobe Power Pty Ltd and Traralgon Power Pty Ltd are both owned 99% by MEC International B.V. and 1% by Loy Yang Holdings Pty Ltd. Mission Energy Ventures Australia Pty Ltd is wholly owned by Loy Yang Holdings Pty Ltd, which is owned as described above. Gippsland Power Pty Ltd. owns the remaining 49% in Loy Yang B Joint Venture. Gippsland is 100% owned by Mission Energy Development Australia Pty Ltd., which is 100% owned by EME Victoria Generation Ltd. (a UK company), which is 100% owned by EME Generation Holdings Ltd. (a UK company), which is 100% owned by Mission Hydro Limited Partnership (a UK company) which is 69% owned by MEC Wales BV (a Dutch company), 30% owned by Mission Energy Wales Company and 1% owned by Mission Hydro (UK) Limited. All three partners to Mission Hydro Limited Partnership are 100% directly or indirectly owned by Edison Mission Energy.

       (c) Edison Mission Energy,through its indirect and direct subsidiaries, closed financing of $964 million (the "Financing") for the purchase of the remaining 49% of LYBJV. The Financing consists of
              (i) a 15 year interest-only term facility, (ii) a 20 year amortizing term facility with principal and interest payments scheduled quarterly commencing September 30, 1998, and (iii) a working capital facility with a term equal to that of the 20 year amortizing term facility. The Financing was structured on a non-recourse basis. Lenders look solely to the cash proceeds of LYBJV to repay the debt and have taken a security interest in the LYBJV.

              In the document between Edison Mission Energy and the Bank Group entitled "MEC Undertaking," Edison Mission Energy is obligated (i) to support all performance obligations of EME Management Australia Pty Ltd ("MEMA") (the operator under the Operations & Maintenance Agreement ("O&M Agreement") and (ii) to provide up to 5,000,000 Australian Dollars in any year to MEMA in the event that MEMA incurs certain liabilities under the O&M Agreement.

              LPP's and Gippsland's capital contribution = $363,356,338

       (d)    LPP's and Gippsland's Equity = $120,756,453
              LPP's & Gippsland's Net Income after taxes for 1999 = $22,551,162

       (e) An indirect, wholly owned subsidiary of MEC International B.V., Edison Mission Operation & Maintenance Loy Yang Pty Ltd. operates the generating plant pursuant to an amended operating and maintenance contract. The intermediate holding company of Edison Mission Operation & Maintenance Loy Yang Pty Ltd.
              is Edison Mission Energy Holdings Pty Ltd. As operator, Edison Mission Operation & Maintenance Loy Yang Pty Ltd. performs the following services: management and supervision of the construction commissioning, testing, operation and maintenance of the Loy Yang B power station on behalf of the joint venture participants.

4.14  P. T. PAITON ENERGY [FUCO]

       (a)    P. T. Paiton Energy ("Paiton")
              Mid Plaza 2, 15th Floor, Jl. Jend. Sudirman Kav. 10-11 Jakarta 10220 Indonesia

              Paiton's facilities consist of two coal-fired electric generating units in Paiton, Indonesia, on the northeast Java coast, both of which have achieved commercial operation during 1999. Each unit has a nominal net design capacity of 605MW and is comprised of a boiler and steam turbine generator with ancillary facilities. The two units share a control room.

        (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI directly owns 99% of MEC Indonesia B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Indonesia B.V.; MEC Indonesia B.V. owns 40% of P. T. Paiton Energy, the foreign utility company.

        (c) Capital contribution made by Edison Mission Energy through MEC Indonesia B.V. to Paiton was in the amount of $125,694,200. Edison Mission Energy and its wholly owned affiliates, MEC Indonesia B.V., MEC International B.V., and MEC International Holdings B.V. ("Mission Affiliates") have undertaken the following obligations:

                  Equity Support Guarantee. Edison Mission Energy and the Mission Affiliates have guaranteed payment of 47.06% of Paiton's obligations to contribute base equity, overrun equity and contingent overrun equity to the Paiton Project. Edison Mission Energy and the Mission Affiliates' obligations are $320,008,000 (as of December 31, 1999 these obligations have been fully funded), for base equity, $82,355,000 for overrun equity (as of December 31, 1999, $30,244,402 of this obligation has been funded) and $58,825,000 for contingent overrun equity. The total Edison Mission Energy/Mission Affiliates' commitment is $461,200,000.

                  (a) Overrun Equity. Overrun Equity in the amount of $82,355,000 (Edison Mission Energy/Mission Affiliates' portion) is for costs incurred by the Paiton Project that were not included in the project budget and not otherwise covered by third parties such as insurers or the construction contractor.

                  (b) Contingent Overrun Equity. Contingent Overrun Equity in the amount of $58,825,000 (Edison Mission Energy/Mission Affiliates' portion) will be utilized on the same basis as Overrun Equity once the Overrun Equity has been fully utilized.

                  (c) BHP Loans. Edison Mission Energy has agreed to lend 47.06% of the equity required to be contributed by P.T. Batu Hitam Perkasa, an Indonesian limited liability company, and 15% shareholder in Paiton
                           (the "BHP Loans"). The BHP Loans are to be repaid out of Paiton dividends, carry an interest rate of Libor plus 2.25%, a term of 20 years and are anticipated to be repaid, based on current economics, in approximately 17 years. The BHP Loan obligation is included in Edison Mission Energy's Equity
                           Support Agreement commitment and accounts for $21,459,360 of that obligation. This obligation has been fully funded.

       (d) Capitalization or total equity = $127,973,169 Net income after taxes for 1999 = $5,263,880

       (e)    (1) Edison Mission Energy Asia Pte. Ltd., the wholly owned
                  Singapore corporation of MEC International B.V., has entered into an Operation and Maintenance Agreement with Paiton to provide operation and maintenance services. The services under the Operation and Maintenance Agreement have been assumed by P.T. Edison Mission Operation & Maintenance Indonesia, another indirect subsidiary of Edison Mission Energy. PTEMO&M has received $360,064 net income after taxes in 1999.

              (2) Mission Energy Construction Services, Inc. ("MECSI"), a wholly owned subsidiary of Edison Mission Energy, entered into a Secondment Agreement with Paiton on April 20, 1995 ("Agreement"). MECSI is to recruit and second appropriate personnel to Paiton in connection with the construction of the Paiton facility. MECSI will receive compensation in the amount of $25,000 from Paiton for the provision of seconded personnel. MECSI executed a letter of confirmation relating to the Agreement on April 21, 1995, which states that in the event the salaries, benefits, wages, taxes and expenses ("Costs") of the seconded personnel equal an amount less than $6.975 million at the beginning of the 59th month following the commencement of construction under the construction contract, Paiton is to immediately pay the difference to MECSI or its designee in US dollars. In the event the Costs exceed $6.975 million, then MECSI shall pay to Paiton the amount of such overage.

              (3) MECSI & Paiton entered into an Owner Representative Agreement on March 31, 1995, wherein MECSI is authorized to represent Paiton with regard to overseas suppliers and procurement on the construction of the facility and interface with the contractor and Perussahan Umum Listrik Negara, the
                  Indonesian state-owned utility, on technical, budgeting, and scheduling matters. Under this agreement, MECSI is to receive compensation in the amount of $8 million payable in arrears in accordance with a schedule attached to the Owner Representative Agreement.

Europe, Central Asia, Middle East & Africa
4.15  DERWENT COGENERATION LIMITED [FUCO]

       (a)    Derwent Cogeneration Limited ("Derwent")
              Lansdowne House, Berkeley Square, London W1X5DH England

              The 214 MW plant at Spondon, Derbyshire, England, went into operation in 1995.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 100% of Mission Energy Company (UK) Limited which owns 33% of Derwent Cogeneration Limited, the foreign utility company.

       (c)    Total capital contribution = $2,690,825

       (d) Capitalization or total equity = $4,809,499 Net Income after taxes for 1999 = $2,888,883

       (e) Mission Energy Services Limited ("MESL") provided construction management services to Derwent Cogeneration Limited throughout the construction phase of the project and is now the operator of the facility. MESL is to receive a fee of $781,531 per year for operation and maintenance services as well as reimbursement from Derwent for expenditures incurred for operation and maintenance services.

4.16  FIRST HYDRO COMPANY [FUCO]

       (a)    First Hydro Company ("FHC")
              Bala House, St. David's Park, Ewloe, Clwyd, Wales CH5 3XJ

              The principal assets of FHC are two pumped storage stations located in North Wales at Dinorwig and Ffestiniog which have a combined registered capacity of 2,088MW. These facilities were built to provide additional generation for meeting peak demand throughout the day and to provide rapid generation response to sudden changes in electricity demands.

       (b) Edison International's wholly owned subsidiary The Mission Group owns 100% of Edison Mission Energy, which through its subsidiaries
              (i) wholly owned Mission Energy Wales Company, owns 30%LP of Mission Hydro Limited Partnership, which in turn owns 100% of EME Generation Holdings, Ltd., which in turn owns 99% of First Hydro Holdings Company, which owns 100% of First Hydro Finance plc, which owns 1% of First Hydro; (ii) wholly owned Mission Energy Holdings International, Inc. ("MEHInt'l") indirectly owns .01% of MEC International B.V. ("MECI") through its wholly owned subsidiary EME UK International LLC (which owns 100% of the Class B Shares of MECI); MEHInt'l directly owns the remaining 99.99% of MECI; MECI owns 100% of Mission Energy Company (UK) Limited, which owns 100% of Mission Hydro (UK) Limited, which in turn directly owns 1% of First Hydro Holdings Company and indirectly owns the remaining 99% of First Hydro Holdings Company through its 1%GP interest in Mission Hydro Limited Partnership, First Hydro Holdings Company owns 100% of First Hydro Finance plc, which in turn owns 1% of FHC; and (iii) the wholly owned subsidiary Mission Energy Holdings International, Inc. owns 100% of MEC International B.V. which directly owns 99% of MEC Wales B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Wales B.V., MEC Wales B.V. owns 69%LP of Mission Hydro Limited Partnership, which in turn owns 100% of EME Generation Holdings, Ltd., which owns 99% of First Hydro Holdings Company, which owns 100% of First Hydro Finance plc, which owns 100% of FHC.

       (c) First Hydro Finance plc ("FHF"), indirect subsidiary of Edison Mission Energy, purchased all of the outstanding shares of FHC for $1.0 billion plus $45.7 million as consideration for the working capital of FHC at the date of acquisition. This acquisition was funded through a combination of (i) a $621.4 million credit facility with Barclays Bank Plc, (ii) a $350 million capital contribution from Edison International, and (iii) the remaining $50.4 came from Edison Mission Energy's working capital. FHF obtained the financing for First Hydro Holdings Company, a wholly owned indirect subsidiary of Edison Mission Energy. To support the financing for FHF, Edison Mission Energy has issued a letter of credit from its $400 million corporate revolving credit.

              Revenue Support Letter of Credit - The Letter of Credit was issued by Bank of America in the amount of 12 million Italian Lira (U.S. $19.4 million @ 1.62 GBP/U.S.$) in favor of FHF and assigned to Prudential Trustee Company Limited as security trustee. The Revenue Support Letter of Credit must be opened for the initial five years of financing with a bank having a short-term rating of at least A-1/P-1. The Revenue Support Letter of Credit may be drawn down to make up any shortfalls in interest payments owing and to cure any default arising from interest coverage ratios dropping below 1.05 to 1.0 for the applicable reference periods. The Revenue Support Letter of Credit Obligation expires in December 2001.

       (d) Capitalization or total equity = $423,116,979 Net income after taxes for 1999 = $108,774,233

       (e)    There are no contracts between FHC and any system company.

4.17  EDISON FIRST POWER LIMITED  [FUCO]

       (a)    Edison First Power Limited, a Guernsey LLC ("EFPL")
              Lansdowne House, Berkeley Square,
              London W1X 5DH England

              EFPL acquired Ferrybridge, a coal-fired electric generating plant with a generating capacity of approximately 2,000 MW located in West Yorkshire ("Ferrybridge") and Fiddler's Ferry, a coal fired electric generating plant with a generating capacity of approximately 2,000 MW located in Warrington ("Fiddler's Ferry").

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100 of Mission Energy Holdings International Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares)of MEC International B.V.("MECI")and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 100% of Global Generation B.V., which owns 100% of Edison First Power Holdings I, which owns 100% Maplekey Holdings Limited, which owns 100% of Maplekey UK Finance Limited, which owns 100% of Maplekey UK Limited, which in turn owns 100% of EFPL, the foreign utility company.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary Global Generation, B.V., in the amount of $870,531,503.

              Guarantees:
              On April 30, 1999, Edison First Power Limited ("EFPL"), a wholly owned subsidiary of Edison Mission Energy, executed two Sale and Lease Agreements with PowerGen UK plc, an English corporation ("PowerGen") for the acquisition of each of Ferrybridge, a coal-fired electric generating plant with a generating capacity of approximately 2,000 MW located in West Yorkshire ("Ferrybridge") and Fiddler's Ferry, a coal-fired electric generating plant with a generating capacity of approximately 2,000 MW located in Warrington ("Fiddler's Ferry"). The acquisition and financing of Ferrybridge and Fiddler's Ferry were completed on July 19, 1999, for approximately $2 billion.

              The following is a listing of the various obligations undertaken by Edison Mission Energy with respect to the acquisition and financing of Ferrybridge and Fiddler's Ferry:

              Purchase Price Adjustment Guarantee - Edison Mission Energy has guaranteed to PowerGen the payment of $16,879,000 for each of Ferrybridge and Fiddler's Ferry as an adjustment to the purchase price in the event that the Environmental Authority of Her Majesty's Government in the United Kingdom (the "Environmental Authority") allows for an increase in the emissions from Ferrybridge and Fiddler's Ferry. It is expected that the Environmental Authority will issue its determination regarding emissions in September or October 1999. In the event the Environmental Authority determines that it will not allow for an increase in emissions, this obligation will cease and EME will have no further obligation hereunder.

              Coal and Capex Facility Guarantee - Edison Mission Energy has guaranteed to Barclays Bank PLC the obligations of EME Finance UK Limited ("EME Finance"), a wholly-owned subsidiary of Edison Mission Energy, under that certain Coal and Capex Facility Agreement (the "Facility Agreement") dated as of July 19, 1999, and entered into in connection with the financing of Ferrybridge and Fiddler's Ferry, pursuant to which Barclays Bank PLC issued at the request of EME Finance two letters of credit:

                 Capex Letter of Credit - A five-year letter of credit in the amount of $142,038,217 was posted to meet the obligations of EFPL in relation to capital costs associated with construction costs arising from proposed modifications to Ferrybridge and Fiddler's Ferry and may be drawn upon where funds in the revenue account of EFPL are insufficient to pay such costs; and

                 Coal Letter of Credit - A fifty-four (54) month letter of credit in the amount of $86,764,331 was posted to meet the obligations of EFPL under certain coal supply agreements and may be drawn upon to fund amounts which become due and payable from time to time under such agreements.

              Debt Service Reserve Letter of Credit - Edison Mission Energy caused to be posted by Bank of America a Letter of Credit denominated in Pounds Sterling equal to $85,395,600 under Edison Mission Energy's corporate revolving line of credit with Bank of America, to serve as a debt service reserve account which may be drawn upon by the trustee for the bondholders in the event EFPL fails to make debt service payments under the Guaranteed Secured Variable Rate Bonds due 2019 (the "Bonds"). The Bonds are non-recourse to Edison Mission Energy.

       (d) Capitalization or total equity = $914,715,404 Net income after taxes for 1999 = $21,239,591

       (e) EFPL and Edison Mission Marketing Services Limited ("EMMS") have entered into an Agency Agreement (the "Agreement") wherein EMMS shall provide Agency Services (as defined in Schedule 1 to the Agreement) to EFPL. As of December 31, 1999, EFPL has paid EMMS $841,812 for services provided to Edison First Power Limited under the Agreement.

              EFPL and EMMS have entered into a Services Agreement (the "Agreement") wherein EMMS provides certain office functions and management expertise (as outlined in Schedule 1 of the Agreement) to EFPL. As of December 31, 1999, EFPL has paid EMMS
              $1,144 for services provided to EFPL under the Agreement.

4.18  IBERICA DE ENERGIAS, S.A. [FUCO]

       (a)    Iberica de Energias, S.A. ("Iberica")
              Paseo de Gracia 18, Planta 4, 08007, Barcelona, Spain

              Iberica's facilities consist of the following fifteen mini-hydroelectric facilities which are capable of producing a total of 48.55 MW:
                 Quintana:  1.48MW facility in Herrera de Valdecana, Palencia
                 La Flecha:  2.66MW facility in Arroyo Encomienda, Valladolid
                 Toro:  4.50MW facility in Toro, Zamora
                 Tudela:  1.48MW facility in Tudela de Duero, Valladolid
                 Sardon Bajo:  1.60MW facility in Villabanez, Valladolid
                 Bocos: 1.60MW facility in Bocos de Duero, Valladolid Monasterio:1.60MW facility in Quintanilla de Arriba, Valladolid
                 Logrono:  3.68MW facility in Logrono, La Rioja
                 Mendavia:  5.60MW facility in Mendavia, Navarra
                 La Ribera:  4.40MW facility in Pradejon, La Rioja
                 Gelsa:  7.20MW facility in Gelsa, Zaragoza
                 Alos: 4.80MW facility in Alos de Balaguer, Lerida
                 Castellas:  2.25MW facility in Valls de Aguilar, Lerida
                 Sossis:  3.3MW facility in Pyrenees (Lerida)
                 Olvera:  2.4MW facility in south of Spain (Jaen)

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of

              MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 10% of Hydro Energy B.V. and indirectly through its wholly owned subsidiary Iberian Hy-Power Amsterdam B.V. owns the remaining 90% of Hydro Energy B.V.; Hydro Energy B.V. owns 96.65% of Iberica de Energias, the foreign utility company, and Iberian Hy-Power Amsterdam B.V. owns the remaining 3.35%.

       (c) The capital contribution made by MECI through Iberian Hy-Power Amsterdam B.V. was $5,157,703. In August, 1993, MECI, through its 34% ownership interest and its direct ownership interest in Hydro Energy B.V., acquired an aggregate 40.6% interest in Energias Hidraulicas, S.A. ("EH") from Energies, S.A., the hydroelectric development subsidiary of Vivendi (formerly Compagne Generale des
              Eaux). Subsequently, EH sold Iberica and Mediterranea to Hydro Energy B.V. CGE is a French water utility company. EH is a Spanish holding company which will develop water right concessions, but has no operating facilities. During 1996, the five facilities previously owned by Compania Mediterranea de Energias, S.A., were merged into Iberica. Also in 1996, Energias Hidraulicas' name was changed to Edison Mission Energy Espana, S.A.

              In connection with the acquisition of EH, Vivendi provided to Iberica and Mediterranea a 10-year limited revenue guaranty, which allowed Iberica and Mediterranea to secure non-recourse project financing. Consideration to Vivendifor the acquisition of Iberica and Mediterranea included the assumption by Hydro Energy B.V. of an existing loan with deferred payments to Vivendi beginning in 1999 and ending in 2003. Edison Mission Energy has provided a guaranty for any such deferred payments which are outstanding as of September 30, 2003 (six months after the due date for all such deferred payments). The guaranty by Edison Mission Energy provides for no rights of acceleration by Vivendi under any circumstances. At December 31, 1999, the present value of the deferred payments will amount to $22.2 million ($34.1 million face value discounted at 11.5%).

       (d) Capitalization or total equity =$23,814,148 Net Income after taxes for 1999 = $3,560,943

       (e)    There are no contracts between Iberica and any system company.

4.19  ELECTROMETALURGICA DEL EBRO, S.A. [FUCO]

       (a)    Electrometalurgica del Ebro, S.A. ("EMESA")
              Paseo de Gracia 18, Planta 4, 08007, Barcelona, Spain

              EMESA's facilities consist of three mini-hydroelectric facilities (Sastago I, Sastago II and Menza) all located near the Ebro River in Zaragoza. The three mini-facilities are masonry weir, concrete intake structures capable of producing 3 MW, 17.3 MW and 13 MW, respectively.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 10% of Hydro Energy B.V. and indirectly through its wholly owned subsidiary Iberian Hy-Power Amsterdam B.V. owns the remaining 90% of Hydro Energy B.V.; Hydro Energy B.V. owns 96.65% of Iberica de Energias and Iberian Hy-Power Amsterdam B.V. owns the remaining 3.35%;

              Iberica de Energias owns 91.32% of EMESA, the foreign utility company.

       (c) The capital contribution made by MECI through Iberian Hy-Power Amsterdam B.V. was $3,140,000.

       (d) Capitalization or total equity = $80,354 Net Income after taxes for 1999 = $2,019,736

       (e)    There are no contracts between EMESA and any system company.

4.20  LAKELAND POWER LTD. [FUCO]

       (a)    Lakeland Power Ltd.
              Roosecote Power Station, Barrow-in-Furness
              Cumbria, England LA13 OPX

              Lakeland's facilities consist of a 220 MW gas fired combined cycle electricity generation plant.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI.MECI owns 1% of Pride Hold Limited and 100% of Mission Energy Company (UK) Limited; Mission Energy Company (UK) Limited owns 99% of Pride Hold Limited. Pride Hold Limited owns 100% of Lakeland Power Ltd., the foreign utility company.

       (c) The capital contribution made by MECI and by MEC(UK) through Pride Hold Limited was $6,021,299.

       (d) Capitalization or total equity =$1,554,932. Net income after taxes for 1999 = $14,212,162.

       (e)    There are no contracts between Lakeland and any system company.

Projects Under Construction
Americas
4.21  ECOELECTRICA L.P. [FUCO]

       (a) EcoElectrica L.P., a Bermuda limited partnership ("EcoElectrica") Plaza Scotiabank, Suite 902, Avenida Ponce de Leon 273
              Hato Rey, Puerto Rico

              EcoElectrica will own and operate a liquefied natural gas marine unloading facility, two 1,000,000-barrel LNG storage tank, LNG vaporization equipment, an approximately 461 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, located in Penuelas, Puerto Rico. EcoElectrica also will own and operate: a 2.3 mile, 230 kV transmission line connecting the power plant substation to an existing Puerto Rico Electric Power Authority ("PREPA") substation, a 1.2 mile, 24 inch diameter natural gas accumulator pipeline; a 3.5 mile, 10 inch diameter pipeline to supply liquefied petroleum gas ("LPG") to the facility, and a 1.1 mile, 6 to 8 inch diameter pipeline connecting the natural gas accumulator and PREPA's Costa Sur Power Plant.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 100% of EcoElectrica S.a.r.l; EcoElectrica S.a.r.l. owns 100% of EME del Caribe Holding GmbH ("Caribe"); EcoElectrica Holdings, Ltd., which owns 100% of EcoElectrica Ltd. Caribe owns 50% of and 99%LP of EcoElectrica; EcoElectrica Ltd. owns 1%GP of EcoElectrica.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary EcoElectrica s.a.r.l. in the amount of $249,164,185.

              On December 23, 1998, a wholly-owned subsidiary of Edison Mission Energy, EME del Caribe, acquired a fifty-percent (50%) interest in EcoElectrica, L.P. which owns a 540 MW gas-fired cogeneration facility and a desalination plant and assorted facilities under construction in Penuelas, Puerto Rico ("EcoElectrica").

              The following is a listing of the various obligations of Edison Mission Energy with respect to EcoElectrica:

              Equity Support Guarantee - Edison Mission Energy was obligated to guarantee certain equity funding obligations of EcoElectrica, Ltd. and EcoElectrica Holdings, Ltd., both Cayman Island companies and partners in EcoElectrica, L.P. (collectively, the "Affiliate Companies"). The funding obligations are set forth in the Equity Funding Agreement dated as of October 31, 1997 among the Affiliate Companies, EcoElectrica, L.P., the project partnership, and the project's lenders.

              Accordingly, Edison Mission Energy executed an Equity Support Guarantee dated December 23, 1998 under which it has guaranteed obligations of the Affiliate Companies under the Equity Funding Agreement, including the funding of one-half (approximately $33.5 million) of the required project equity contribution. The proceeds of the equity contribution are expected to be used to repay the construction loan.

              Fuel Supply Interruption Reserve Guarantee - To ensure the availability of funds to purchase fuel in the event of an emergency or unforeseen circumstances, such as drastically higher fuel costs, EcoElectrica is required to fund from project cash flow a Fuel Supply Interruption Reserve Requirement ("FSIRR") into a Fuel Supply Interruption Reserve Sub-Account ("Fuel Reserve Sub-Account"). The FSIRR increases in amount until quarter 54 (13.5 years after the commercial operation date) and then decreases, in accordance with Schedule IX to the Credit Agreement.

              Edison Mission Energy has elected to provide a Fuel Supply Interruption Reserve Guarantee in order that it may withdraw its share of funds from the Fuel Reserve Sub-Account. During each quarter that the FSIRR increases under Schedule IX, the funds deposited into the Fuel Reserve Sub-Account to meet the FSIRR can be withdrawn by Edison Mission Energy upon Edison Mission Energy providing an increase in the Guarantee equal to the amount withdrawn. Edison Mission Energy has executed a Master Guarantee Support Instrument dated December 23, 1998, by and among Edison Mission Energy, ABN Amro Bank N.V., as Administrative Agent, the Chase Manhattan Bank, as Collateral Agent, and the Chase Manhattan Bank, as Depository Agent. As Edison Mission

              Energy withdraws funds from the Fuel Reserve Sub-Account, it will execute a Master Guarantee Supplement which will indicate the amount withdrawn and supplement earlier amounts withdrawn and guaranteed by Edison Mission Energy.

              Based on the project pro-forma at quarter 54, Edison Mission Energy will have withdrawn $9,071,500 from the Fuel Reserve Sub-Account and will have in place a Guarantee in the same amount. The Guarantee will be incrementally released as the amount of the FSIRR decreases after quarter 54 under Schedule IX.

              UCCI Guarantee - EcoElectrica L.P. entered into an Option to Purchase Agreement with Union Carbide Caribe Inc. ("UCCI") under which EcoElectrica agreed to indemnify UCCI with respect to certain post-closing activities (property damage or personal injury) and environmental contamination on the plant site. This indemnity obligation was guaranteed by Enron Power Corp. and Kenetech Energy Systems Inc., ("KES") pursuant to a Guaranty dated November 25, 1997 (the "UCCI Guaranty").

              Edison Mission Energy was required to execute a Guarantee Assumption Agreement under which Edison Mission Energy agreed to assume all of the obligations of KES under the UCCI Guaranty.

              Although the indemnity obligation and thus Edison Mission Energy's potential exposure under the UCCI Guaranty is unlimited, the maximum potential pollution risk exposure is believed by environmental experts to be in the $6 million to $7 million range. EcoElectrica is managing this risk through a $70 million EcoElectrica environmental insurance policy from AIG.

       (d)    Capitalization or total equity = $145,026
              Net income after taxes for 1999 = $0

       (e) Assignment and Assumption Agreement: On October 31, 1997, KES Bermuda, Inc. and EcoElectrica, L.P. entered into that certain Administrative Services Agreement pursuant to which KES receives a fee, plus expense reimbursement in return for providing advisory services to EcoElectrica. As of December 23, 1998, KES assigned its rights, title and interests under said agreement to EME del Caribe. As of December 31, 1999, Caribe has received $307,223 for providing services to EcoElectrica.

Asia Pacific
4.22  TRI ENERGY COMPANY LIMITED [FUCO]

       (a)    Tri Energy Company Limited
              16th Floor, Grand Amarin Tower, New Petchburi Road
              Ratchathewi, Bangkok 10320 Thailand

              Tri Energy's facilities consist of a 700MW gas turbine combined cycle facility located in Ratchaburi Province, West of Bangkok, Thailand, and interconnection equipment necessary to connect the facility with the company's wholesale purchaser, the Electricity Generating Authority of Thailand.

              Tri Energy is scheduled to become operational by Third Quarter
              2000.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary

              EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI owns 100% of EME Tri Gen B.V., which owns 25% of Tri Energy Company Limited, the foreign utility company.

       (c) Capital contributions were made by Edison Mission Energy through its subsidiary EME Tri Gen B.V. in the amount of $1,501,574.

       (d)    Capitalization or total equity = $686,184
              Net income after taxes for 1999 = $0

       (e) EME Asia Pacific Pte.Ltd.("EME Asia") & Tri Energy Company Limited ("TECO") have entered into an Onshore Service Agreement and an Offshore Service Agreement. Under the Onshore Service agreement, EME Asia is to provide managerial, professional and technical services within Thailand to TECO for a fixed annual fee of $12,000,000 Baht. Under the Offshore Service agreement, EME Asia is to provide managerial, professional and technical services outside of Thailand on an hourly fee basis. As of December 31, 1999, EME Asia has not received payment under either agreement.

Europe, Central Asia, Middle East & Africa
4.23  ISAB ENERGY, s.r.l. [FUCO]

       (a)    ISAB Energy, s.r.l. ("ISAB")
              Corso Gelone No. 103, Siracusa, Sicily, Italy

              ISAB's facilities will consist of a 512MW integrated gasification and combined cycle power plant, located in Priolo Gargallo, 8 km. from Siracusa, Sicily, on approximately 100 hectares of land. ISAB is scheduled to become operational by March 15, 2000.

       (b) Edison International owns 100% of The Mission Group; The Mission Group owns 100% of Edison Mission Energy; Edison Mission Energy owns 100% of Mission Energy Holdings International, Inc. Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI. MECI directly owns 99% of MEC Priolo B.V. and through its wholly owned subsidiary MEC International Holdings B.V. indirectly owns the remaining 1% of MEC Priolo B.V., MEC Priolo B.V. owns 49% of ISAB Energy, s.r.l., the foreign utility company.

       (c) Edison Mission Energy has guaranteed (for the benefit of the banks financing the construction of the power plant) MEC Priolo B.V.'s obligation to inject into ISAB equity and subordinated debt totaling $66,380,204. This amount must be injected on the earlier of: (i) 56 months after signing the loan documents; (ii) 52 months after first drawdown of funds; (iii) conversion of the debt into a term loan or (iv) upon acceleration of the debt. If an event of default occurs under the financing documents, prior to the occurrence of one of the four events described above, Edison Mission Energy's equity and subordinated debt is required to the extent necessary to bring the equity amount to a pari passu basis with the current level of loans outstanding from the banks. Also in connection with the financing of ISAB, Edison Mission Operation & Maintenance, Inc. ("EMO&M") pursuant to a guarantee (the "EMO&M Guarantee") has guaranteed (for the benefit of ISAB and the banks financing the construction of the ISAB power plant) ISAB Energy Services, S.r.l.'s financial obligations (as the operator) to ISAB under the Operation and Maintenance Agreement for the operation and maintenance of the power plant. The maximum payable by EMO&M under the EMO&M Guarantee is capped at the mobilization fee or base fee paid in any given year (anywhere from $3-5 million per year). Deosphalter O&M (capped at base or mobilization fee - less than $1 million per year).

       (d)    Capitalization or total equity = $66,380,204
              Net income after taxes for 1999 = $0

       (e) ISAB and Edison Mission Energy Limited ("EMEL") entered into a Secondment Agreement on January 1, 1997, wherein EMEL seconds certain of its employees to ISAB to assist in areas related to ISAB's business (i.e., project management). Under this agreement, EMEL has received compensation in the amount of $0 for 1999. Mission Energy Italia SRL ("MEI") and ISAB have entered into a Secondment Agreement effective January 1, 1997, wherein MEI seconds certain of its employees to ISAB to assist in areas related to ISAB's business (i.e., project control and general management). Under this Secondment Agreement, MEI has received $509,132 as of December 31, 1999. EMEL entered into a Sponsor Support Agreement with ISAB effective January 1, 1997, wherein EMEL provides activities to ISAB in the areas which include the following: financial model administration; maintenance and development of relationship with lenders to ISAB; advice on finance; maintenance and development of relationship with insurance companies; maintenance and development of relationship with international law firms; supervision and preparation of legal contracts and provide interpretation of existing contracts. During 1999, EMEL has received $194,474 under this Sponsor Support Agreement.

                                    EXHIBIT A

       A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

                                    EXHIBIT B

       FINANCIAL DATA SCHEDULE.

                                    EXHIBIT C

       AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.


       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 2000.

                                                  EDISON INTERNATIONAL

                                                  By:  Kenneth S. Stewart
                                                  -------------------------
                                                  Kenneth S. Stewart
                                                  Assistant General Counsel



Corporate Seal
Attest:


Bonita J. Smith
-------------------
Bonita J. Smith
Assistant Secretary


NAME, TITLE AND ADDRESS OF OFFICER TO WHOM NOTICES AND CORRESPONDENCE CONCERNING THIS STATEMENT SHOULD BE ADDRESSED:
Kenneth S. Stewart                     Assistant General Counsel
-----------------------------------------------------------------
      (Name)                                    (Title)
2244 Walnut Grove Avenue, Post Office Box 999, Rosemead, CA 91770
-----------------------------------------------------------------
                          (Address)

                                   SCHEDULE I
                       SOUTHERN CALIFORNIA EDISON COMPANY
                         ELECTRIC GENERATING PROPERTIES


                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------

MAIN SYSTEM - SCE OWNED

COAL:

Four Corners                                  San Juan, NM          4        07/01/1969                818,100
    Owned by Others - 52%                                                                            (425,412)
                                                                                               ----------------
    Owned by SCE - 48%                                                                                 392,688

                                                                    5        07/01/1970                818,100
    Owned by Others - 52%                                                                            (425,412)
                                                                                               ----------------
    Owned by SCE - 48%                                                                                 392,688

                                                                             TOTAL SCE                 785,376
                                                                                               ================

Mohave                                        Clark, NV             1        04/01/1971                818,100
    Owned by Others - 44%                                                                            (359,964)
                                                                                               ----------------
    Owned by SCE - 56%                                                                                 458,136

                                                                    2        10/01/1971                818,100
    Owned by Others - 52%                                                                            (359,964)
                                                                                               ----------------
    Owned by SCE - 48%                                                                                 458,136

                                                                             TOTAL SCE                 916,272
                                                                                               ================

                                              TOTAL COAL                                             1,701,648
                                                                                               ================

NUCLEAR:

San Onofre                                    San Diego             1        01/01/1968                      0
    Owned by Others - 20%                                                                                    0
                                                                                               ----------------
    Owned by SCE - 80%                                                                                       0

                                                                    2        08/08/1983              1,127,000
    Owned by Others - 24.95%                                                                         (281,185)
                                                                                               ----------------
    Owned by SCE - 75.05%                                                                              845,815

                                                                    3        04/01/1984              1,127,000
    Owned by Others - 24.95%                                                                         (281,185)
                                                                                               ----------------
    Owned by SCE - 75.05%                                                                              845,815

                                                                             TOTAL SCE               1,691,630
                                                                                               ================

Palo Verde                                    Maricopa, AZ          1        02/01/1986              1,403,100
    Owned by Others - 84.2%                                                                        (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690

                                                                    2        09/19/1986              1,403,100
    Owned by Others - 84.2%                                                                        (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690




                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------

                                                                    3        01/20/1988              1,403,100
    Owned by Others - 84.2%                                                                        (1,181,410)
                                                                                               ----------------
    Owned by SCE - 15.8%                                                                               221,690

                                                                             TOTAL SCE                 665,070
                                                                                               ================

                                              TOTAL NUCLEAR:                                         2,356,700
                                                                                               ================

HYDRO:

NORTHERN REGION HYDROELECTRIC PLANTS:

Big Creek #1                                  Fresno                1        11/08/1913                 19,800
                                                                    2        11/08/1913                 15,750
                                                                    3        07/12/1923                 21,600
                                                                    4        06/08/1925                 28,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                85,150

Big Creek #2                                  Fresno                3        12/18/1913                 15,750
                                                                    4        01/11/1914                 15,750
                                                                    5        02/01/1921                 17,500
                                                                    6        03/31/1925                 17,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                66,500

Big Creek #2A                                 Fresno                1        08/06/1928                 55,000
                                                                    2        12/21/1928                 55,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               110,000

Big Creek #3                                  Fresno & Madera       1        10/03/1923                 34,000
                                                                    2        09/30/1923                 34,000
                                                                    3        10/05/1923                 34,000
                                                                    4        04/28/1948                 36,000
                                                                    5        02/24/1980                 36,450
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               174,450

Big Creek #4                                  Fresno & Madera       1        06/12/1951                 50,000
                                                                    2        07/02/1951                 50,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               100,000

Big Creek #8                                  Fresno                1        08/16/1921                 30,000
                                                                    2        06/08/1929                 45,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                75,000

Mammoth Pool                                  Madera                1        03/28/1960                 95,000
                                                                    2        03/28/1960                 95,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT               190,000

Portal                                        Fresno                1        12/22/1956                 10,800




                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
NORTHERN REGION HYDROELECTRIC PLANTS
(continued)

John S. Eastwood                              Fresno                1        12/01/1987                199,800

                                              TOTAL NORTHERN REGION HYDRO
                                              PLANTS                                                 1,011,700
                                                                                               ================

EASTERN REGION HYDROELECTRIC PLANTS:

Fontana                                       San Bernardino        1        12/22/1917                  1,475
                                                                    2        12/22/1917                  1,475
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 2,950

Kaweah #1                                     Tulare                1        05/25/1929                  2,250

Kaweah #2                                     Tulare                2        09/13/1929                  1,800

Kaweah #3                                     Tulare                1        05/29/1913                  2,400
                                                                    2        05/29/1913                  2,400
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 4,800

Kern River #1                                 Kern                  1        05/19/1907                  6,570
                                                                    2        06/07/1907                  6,570
                                                                    3        07/29/1907                  6,200
                                                                    4        06/27/1907                  6,570
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                25,910

Kern River #3                                 Kern                  1        05/13/1921                 20,500
                                                                    2        03/22/1921                 19,670
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                40,170

Kern River Borel                              Kern                  1        12/31/1904                  3,000
                                                                    2        12/31/1904                  3,000
                                                                    3        01/23/1932                  6,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                12,000

Lytle Creek                                   San Bernardino        1        10/23/1904                    250
                                                                    2        09/15/1904                    250
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   500

Ontario #1                                    Los Angeles           1        12/00/1902                    200
                                                                    2        12/00/1902                    200
                                                                    3        12/00/1902                    200
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   600

Ontario #2                                    Los Angeles           1        06/13/1963                    320

San Gorgonio #1                               Riverside             1        12/05/1923                  1,500

San Gorgonio #2                               Riverside             1        12/17/1923                    938

Santa Ana #1                                  San Bernardino        1        02/14/1899                    800
                                                                    2        02/10/1899                    800
                                                                    3        01/09/1899                    800



                                       6a


                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
EASTERN REGION HYDROELECTRIC PLANTS
(continued)

                                                                    4        01/10/1899                    800
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,200

Santa Ana #3                                  San Bernardino        1        11/16/1999                  2,000
[Santa Ana #2&#3 replaced by new Santa Ana #3 plant]

Sierra                                        Los Angeles           1        01/12/1922                    240
                                                                    2        02/16/1922                    240
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   480

Tule River                                    Tulare                1        09/14/1909                  1,260
                                                                    2        09/14/1909                  1,260
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 2,520

Mill Creek #1                                 San Bernardino        1        09/07/1893                    800

Mill Creek #2                                 San Bernardino        1        08/03/1904                    250

Mill Creek #3                                 San Bernardino        3        03/20/1903                  1,000
                                                                    4        01/23/1904                  1,000
                                                                    5        03/03/1904                  1,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,000

Bishop Creek #2                               Inyo                  1        11/00/1908                  2,500
                                                                    2        11/00/1908                  2,500
                                                                    3        06/00/1911                  2,320
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,320

Bishop Creek #3                               Inyo                  1        06/12/1913                  2,750
                                                                    2        06/12/1913                  2,340
                                                                    3        06/12/1913                  2,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,590

Bishop Creek #4                               Inyo                  1        09/20/1905                  1,000
                                                                    2        09/20/1905                  1,000
                                                                    3        00/00/1906                  1,985
                                                                    4        10/01/1907                  1,985
                                                                    5        00/00/1909                  1,985
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 7,955

Bishop Creek #5                               Inyo                  1        05/30/1943                  2,000
                                                                    2        06/01/1919                  2,532
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 4,532

Bishop Creek #6                               Inyo                  1        03/12/1913                  1,600

Lundy                                         Mono                  1        12/09/1911                  1,500
                                                                    2        02/02/1912                  1,500
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 3,000

Poole                                         Mono                  1        00/00/1924                 11,250




                                       6b


                                                                                               Generator
                                              Location              Unit     Date of           Nameplate
Name of Plant                                 County                No.      Operation         Rating kW
--------------------------------------------- --------------------- -------- ----------------- ----------------
Rush Creek                                    Mono                  1        10/17/1916                  4,400
                                                                    2        12/11/1917                  4,000
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 8,400

                                              TOTAL EASTERN REGION HYDRO
                                              PLANTS                                                   157,635
                                                                                               ================

                                              TOTAL HYDRO PLANTS                                     1,169,335
                                                                                               ================

TOTAL SCE OWNED RESOURCES (MAIN SYSTEM)
                                                                                                     5,227,683
                                                                                               ================


ISOLATED SYSTEMS:

Pebbly Beach (Diesel)                         Los Angeles           7        07/03/1958                  1,000
                                              (Catalina)            8        06/26/1963                  1,500
                                                                    10       07/25/1966                  1,125
                                                                    12       06/18/1976                  1,550
                                                                    14       10/24/1986                  1,400
                                                                    15       12/31/1995                  2,800
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                 9,375

Catalina Hydro                                Los Angeles           1        05/05/1983                     30
                                                                    2        07/24/1985                     22
                                                                    3        07/24/1985                     57
                                                                             ----------------- ----------------
                                                                             TOTAL PLANT                   109

TOTAL SCE OWNED RESOURCES:                                                                               9,484
                                                                                               ================

TOTAL ISOLATED SYSTEMS RESOURCES
                                                                                                         9,484
                                                                                               ================




                                       6c

       Attached hereto as Exhibit A are the following financial statements dated as of December 31, 1999, or for the year then ended:

                                                                        PAGES
Consolidating Balance Sheet and Consolidating Statements of
Income and Retained Earnings, unless otherwise noted:

-------------------------------Part 2------------------------------
Edison International and Subsidiaries                                   61-72
Southern California Edison Company and Subsidiaries                     73-84
Southern California Edison Company and Subsidiaries
       Equity Investments                                                  85
Edison Ventures and Subsidiaries                                        86-91
The Mission Group and Subsidiaries                                     92-103
Edison Technology Solutions and Subsidiaries                          104-109
Edison Technology Solutions and Subsidiaries
       Equity Investments                                                 110
Edison Enterprises and Subsidiaries                                   111-116
Edison Source and Subsidiaries                                        117-122
Edison Select and Subsidiaries                                        122-131

-------------------------------Part 3------------------------------
Edison Capital and Subsidiaries
       Consolidating Balance Sheet (ASSETS)                           132-163

-------------------------------Part 4------------------------------
Edison Capital and Subsidiaries
       Consolidating Balance Sheet (LIABILITIES)                      164-195

-------------------------------Part 5------------------------------
Edison Capital and Subsidiaries
       Consolidating Statements of Income
       and Retained Earnings                                          196-227

-------------------------------Part 6a-----------------------------
Edison Capital and Subsidiaries
       Equity Investments in Real Estate
       Limited Partnerships (A-L)                                     228-291

-------------------------------Part 6b-----------------------------
Edison Capital and Subsidiaries
       Equity Investments in Real Estate
       Limited Partnerships (M-Z)                                     292-364

-------------------------------Part 7------------------------------
Mission Land Company and Subsidiaries                                 365-379
Mission Power Engineering Company and Subsidiaries                    380-385

-------------------------------Part 8------------------------------
Edison Mission Energy and Subsidiaries
       Consolidating Balance Sheet                                    386-449

-------------------------------Part 9------------------------------
Edison Mission Energy and Subsidiaries
       Consolidating Statements of Income and
       Retained Earnings                                              450-481
Edison Mission Energy and Subsidiaries
       Equity Investments                                             482-495
Edison Mission Energy Fuel and Subsidiaries                           496-504
Edison Mission Global Management, Inc. and Subsidiaries               505-510
Edison Mission Holdings Co. and Subsidiaries                          511-519
Hanover Energy Company and Subsidiaries                               520-525
Midwest Generation EME, LLC and Subsidiaries                          526-534



                                       6d

                                                                       PAGES

-------------------------------Part 10------------------------------
MEC International B.V. and Subsidiaries                               535-579
MECI, Edison Mission Energy Asia Pte Ltd and Subsidiaries             580-588
MECI, Edison Mission Operation & Maintenance
       Services B.V. and Subsidiaries                                 589-594
MECI, Global Generation B.V. and Subsidiaries                         595-600
MECI, GGBV, Edison First Power Holdings I and Subsidiaries            601-609
MECI, GGBV, EFPHI, Maplekey Holdings Limited and Subsidiaries         610-615
MECI, GGBV, EFPHI, South Australia Holdings Ltd. and Subsidiaries     616-621
MECI, GGBV, EFPHI, SAHL, EME Monet Ltd. and Subsidiaries              622-627

-------------------------------Part 11------------------------------
MECI, Hydro Energy B.V. and Subsidiaries                              628-633
MECI, Iberian Hy-Power Amsterdam B.V. and Subsidiaries                634-642
MECI, Iberian, Hydro Energy B.V. and Subsidiaries                     643-648
MECI, Iberian, Iberica de Energias, S.A. and Subsidiaries             649-654
MECI, Latrobe Power Pty Ltd and Subsidiaries                          655-660
MECI, Loy Yang Holdings Pty Ltd and Subsidiaries                      661-669
MECI, Loy Yang, Edison Mission Energy Holdings Pty Ltd
       and Subsidiaries                                               670-681
MECI, Loy Yang, Latrobe Power Pty Ltd and Subsidiaries                682-687
MECI, Loy Yang, Mission Energy Ventures Australia Pty Ltd
       and Subsidiaries                                               688-693
MECI, Loy Yang, Traralgon Power Pty. Ltd. and Subsidiaries            694-699
MECI, MEC Esenyurt B.V. and Subsidiaries                              700-705

-------------------------------Part 12------------------------------
MECI, MEC International Holdings B.V. and Subsidiaries                706-732
MECI, MECI Holdings, MEC San Pascual B.V. and Subsidiaries            733-738
MECI, MECI Holdings, MEC Wales B.V. and Subsidiaries                  739-744
MECI, MECI Holdings, MEC Wales, Mission Hydro Limited
       Partnership and Subsidiaries                                   745-750
MECI, MECI Holdings, MEC Wales, MHLP, EME Generation
       Holdings Limited and Subsidiaries                              751-768

-------------------------------Part 13------------------------------
MECI, MEC San Pascual B.V. and Subsidiaries                           769-774
MECI, MEC Wales B.V. and Subsidiaries                                 775-780
MECI, MEC Wales, Mission Hydro Limited Partnership
       and Subsidiaries                                               781-786
MECI, MEC Wales, MHLP, EME Generation Holdings Limited
       and Subsidiaries                                               787-804

-------------------------------Part 14------------------------------
MECI, Mission Energy Company (U.K.) Limited and Subsidiaries          805-816
MECI, MEC(UK), Mission Hydro (UK) Limited and Subsidiaries            817-822
MECI, MEC(UK), MH(UK), First Hydro Holdings Co.
       and Subsidiaries                                               823-828
MECI, MEC(UK), MH(UK), Mission Hydro Limited Partnership
       and Subsidiaries                                               829-834
MECI, MEC(UK), MH(UK), MHLP, EME Generation Holdings Limited
       and Subsidiaries                                               835-852
MECI, MEC(UK), Pride Hold Limited and Subsidiaries                    853-858
MECI, Pride Hold Limited and Subsidiaries                             859-864
MECI, EcoElectrica S.a.r.l. and Subsidiaries                          865-873
MECI, Traralgon Power Pty. Ltd. and Subsidiaries                      874-879
MEC International B.V. and Subsidiaries
       Equity Investments                                             880-882





Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Co. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                      $26,046             $475,026                    -
Receivables - net                                                       1,013,661              512,559                    -
Fuel inventory                                                             49,989              191,227                    -
Materials and supplies, at average cost                                   122,866               76,436                    -
Accumulated deferred income taxes - net                                   188,143                    -                   $3
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                      111,151               39,596                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    1,511,856            1,294,844                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 103,644           12,248,287                    -
Nuclear decommissioning trusts                                          2,508,904                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -            2,504,691                    -
Investments in leveraged leases                                                 -            1,884,603                    -
Other investments                                                         160,241                                     2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       2,772,789           16,637,581                2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                        12,439,059                    -                    -
  Generation                                                            1,717,676                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                  (7,520,036)                   -                    -
Construction work in progress                                             562,651                    -                    -
Nuclear fuel, at amortized cost                                           132,197                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                     7,331,547                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                    1,365,848                    -                    -
Income tax-related deferred charges                                     1,272,947                    -                    -
Regulatory balancing accounts - net                                     1,714,973                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                   335,044                    -                    -
Other deferred charges                                                  1,352,302              910,078                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  6,041,114              910,078                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          $17,657,306          $18,842,503               $2,409
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Insurance     Edison Drives        Edison
                                                                Services, Inc.       Electric             International
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $947                    -               $5,562
Receivables - net                                                              55                  $17              107,413
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                          162                    -                1,726
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        1,164                   17              114,701
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                  164
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -            7,253,922
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                          17,947                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                          17,947                                 7,254,086
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                4,762
Other deferred charges                                                          -                    -                  127
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                4,889
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                              $19,111                  $17           $7,373,676
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                          $3,383               $2,401                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                     1,402                  960                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        4,785                3,361                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                           515,464              335,052                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         515,464              335,052
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $520,249             $338,413                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Consolidating        Edison
                                                                Adjustments          International
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------
Cash and equivalents                                                            -             $507,581                    -
Receivables - net                                                       ($261,067)           1,378,422                    -
Fuel inventory                                                                  -              241,216                    -
Materials and supplies, at average cost                                         -              199,302                    -
Accumulated deferred income taxes - net                                         -              190,508                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -              152,635                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     (261,067)           2,669,664                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -           12,352,095                    -
Nuclear decommissioning trusts                                                  -            2,508,904                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (7,253,922)           2,504,691                    -
Investments in leveraged leases                                          (850,516)           1,884,603                    -
Other investments                                                               -              180,594                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (8,104,438)          19,430,887
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -           12,439,059                    -
  Generation                                                                    -            1,717,676                    -
Accumulated provision for depreciation
  and decommissioning                                                           -           (7,520,036)                   -
Construction work in progress                                                   -              562,651                    -
Nuclear fuel, at amortized cost                                                 -              132,197                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -            7,331,547                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -            1,365,848                    -
Income tax-related deferred charges                                             -            1,272,947                    -
Regulatory balancing accounts - net                                             -            1,714,973                    -
Unamortized debt issuance and
  reacquisition expense                                                         -              339,806                    -
Other deferred charges                                                   (158,791)           2,103,716                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (158,791)           6,797,290                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($8,524,296)         $36,229,388                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $795,988           $1,276,629
Current portion of long-term debt                                         571,300              390,741                    -
Accounts payable                                                          573,919               67,861                  $16
Accrued taxes                                                             500,709               15,566                    -
Accrued interest                                                           82,554               92,899                    -
Dividends payable                                                          94,407                  659                    -
Regulatory balancing accounts-net                                          75,693
Deferred unbilled revenue and other
  current liabilities                                                   1,440,387              486,030                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               4,134,957            2,330,385                   16
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          5,136,681            7,663,399                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 2,938,661            2,812,568                    -
Accumulated deferred investment
  tax credits                                                             205,197               19,439                    -
Customer advances and other deferred
  credits                                                                 823,992                    -                    -
Power purchase contracts                                                  563,459
Other long-term liabilities                                               336,473            1,408,476                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              4,867,782            4,240,483                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             335                8,443                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                     128,755              118,054                    -
  Subject to mandatory redemption                                         255,700              208,840                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              150,000                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                384,455              476,894                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            2,168,054              147,866                    -
Additional paid-in capital                                                335,038            3,384,848                2,406
Accumulated other comprehensive income:                                                              -
  Cumulative translation adjustments - net                                                      10,448                    -
  Unrealized gain in equity securities-net                                 21,551                    -
Retained earnings                                                         608,453              579,737                  (13)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       3,133,096            4,122,899                2,393
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            $17,657,306          $18,842,503               $2,409
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Insurance     Edison Drives        Edison
                                                                Services, Inc.       Electric             International
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -             $480,759
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -                  $53              121,139
Accrued taxes                                                                  $3                    -             (109,508)
Accrued interest                                                                -                    -               19,104
Dividends payable                                                               -                    -               93,746
Regulatory balancing accounts-net                                               -                    -                    -
Deferred unbilled revenue and other                                             -                    -                    -
  current liabilities                                                         526                    -                2,645
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     529                   53              607,885
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -            1,595,072
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     6,576                    -                 (981)
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Power purchase contracts                                                        -                    -                1,599
Other long-term liabilities                                                     -                    -                  998
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  6,576                    -                1,616
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    1                    -            2,090,212
Additional paid-in capital                                                  1,729                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                  9,641                    -
Retained earnings                                                             635                  (36)           3,078,891
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          12,006                  (36)           5,169,103
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                $19,111                  $17           $7,373,676
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                          $18,105              $11,582
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                           3,281                2,251
Regulatory balancing accounts-net                                               -                    -                    -
Deferred unbilled revenue and other                                             -                    -                    -
  current liabilities                                                           -                    1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  21,386               13,834
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                            -                    -                    -
  solely parent company debentures                                        483,700              314,538
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                483,700              314,538                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                               15,464               10,052                    -
Additional paid-in capital                                                      -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                            (301)                 (11)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          15,163               10,041
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $520,249             $338,413
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Consolidating        Edison
                                                                Adjustments          International
                                                                                     Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -           $2,553,376                    -
Current portion of long-term debt                                               -              962,041                    -
Accounts payable                                                        ($167,328)             625,347                    -
Accrued taxes                                                                   -              406,770                    -
Accrued interest                                                           (5,784)             188,773                    -
Dividends payable                                                         (93,746)             100,598                    -
Regulatory balancing accounts-net                                               -               75,693                    -
Deferred unbilled revenue and other
  current liabilities                                                           -            1,929,589                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (266,858)           6,842,187                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (1,003,516)          13,391,636                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -            5,756,824                    -
Accumulated deferred investment                                                                224,636
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -            2,094,225                    -
Power purchase contracts                                                        -              563,459                    -
Other long-term liabilities                                                     -              477,313                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -            9,116,457                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                8,778                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -              128,755                    -
  Subject to mandatory redemption                                               -              255,700                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              948,238                    -
Other preferred securities                                                      -              326,894                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -            1,659,587                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (2,341,437)           2,090,212                    -
Additional paid-in capital                                             (3,724,021)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -               10,448                    -
  Unrealized gain in equity securities-net                                      -               31,192
Retained earnings                                                      (1,188,464)           3,078,891                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (7,253,922)           5,210,743                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($8,524,296)         $36,229,388                    -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Southern             The Mission Group    Edison Ventures
                                                                California Edison    Consolidated         Consolidated
                                                                Company
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $7,521,891                    -                    -
Unregulated power generation                                                    -           $1,642,568                    -
Financial services and other                                                  109              504,582                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 7,522,000            2,147,150                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      225,388              449,137                    -
Purchased power - contracts                                             2,419,147                    -                    -
Purchased power - power exchange                                          759,818                    -                    -
Provisions for reg. adj. clauses - net                                   (736,830)                   -                    -
Other operation and maintenance                                         1,920,011              973,151                   $6
Depreciation, decommissioning and
  amortization                                                          1,546,312              247,605                    -
Property and other taxes                                                  569,869             (128,083)                   2
Net loss (gain) on sale of utility plant                                   (3,035)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                6,673,680            1,541,810                    8
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          848,320              605,340                   (8)
Other utility operating income-net                                            364                    -                    -
Interest and dividend income                                               69,029               32,047                    -
Other nonoperating income (deductions)-net                                 63,374              (31,483)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  132,767                  564
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     981,087              605,904                   (8)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               392,894              345,517                    -
Other interest expense - net                                               79,962               83,144                    -
Capitalized interest                                                       (1,211)             (27,471)                   -
Dividends on preferred securities                                               -               22,375                    -
Dividends on utility preferred stock                                       25,889                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       497,534              423,565                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             (21)              (2,951)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                483,532              179,388                   (8)
Retained earnings - beginning of year                                     793,625              400,944                   (5)
Dividends declared on common stock/other                                        -                 (595)                   -
Dividends declared on preferred stock                                    (668,704)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $608,453             $579,737                 ($13)
=============================================================== ==================== ==================== ====================



Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                ENvestSCE Catalina   Edison Insurance     Edison Drives
                                                                EPTC Taxes           Services, Inc.       Electric
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                 $862                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                            862                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                  360                  $20
Depreciation, decommissioning and
  amortization                                                                  -                    -
Property and other taxes                                                        -                  195                   (6)
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                  555                   14
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                -                  307                  (14)
Other utility operating income-net                                          ($364)                   -                    1
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                    364                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                    -                    1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                           -                  307                  (13)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                      -                  307                  (13)
Retained earnings - beginning of year                                           -                  327                  (23)
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -                 $635                 ($36)
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                EIX Trust I          EIX Trust II         EIX Trust III
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                 -                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -
Property and other taxes                                                     $162                 $100                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      162                  100                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (162)                (100)                   -
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                               17,590                4,962                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   17,590                4,962                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      17,428                4,862                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                          17,193                4,719                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                        17,193                4,719
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    235                  143
Retained earnings - beginning of year                                           -                    -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                        (536)                (154)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($301)                ($11)                   -
=============================================================== ==================== ==================== ====================




Edison International and Subsidiaries [Tier 1]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison               Consolidating        Edison
                                                                International        Adjustments          International
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -           $7,521,891
Unregulated power generation                                                    -                    -            1,642,568
Financial services and other                                              $61,262             ($61,210)             505,605
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    61,262              (61,210)           9,670,064
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              674,525
Purchased power - contracts                                                     -                    -            2,419,147
Purchased power - power exchange                                                -                    -              759,818
Provisions for reg. adj. clauses - net                                          -                    -             (763,830)
Other operation and maintenance                                            89,129              (61,215)           2,921,462
Depreciation, decommissioning and
  amortization                                                                 45                    -            1,793,953
Property and other taxes                                                  (26,823)                   -              415,416
Net loss (gain) on sale of utility plant                                        -                    -               (3,035)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   62,351              (61,215)           8,217,456
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (1,089)                   -            1,452,608
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                               12,630              (40,624)              95,635
Other nonoperating income (deductions)-net                                 (1,975)                 (21)              30,259
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   10,655              (40,645)             125,894
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       9,566              (43,631)           1,578,502
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                13,847                    -              734,244
Other interest expense - net                                               36,274              (40,631)             176,763
Capitalized interest                                                            -                    -              (28,682)
Dividends on preferred securities                                               -                    -               44,287
Dividends on utility preferred stock                                            -                    -               25,889
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                        50,121              (40,631)             952,501
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -               (2,972)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                (40,555)                   -              623,030
Retained earnings - beginning of year                                   2,906,432           (1,194,868)           2,906,432
Dividends declared on common stock/other                                        -                    -             (375,351)
Dividends declared on preferred stock                                           -                    -              (75,220)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $3,078,891          ($1,188,464)          $3,078,891
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company              Corporation
                                                                (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                 $790
Receivables - net                                                               -                    -                4,149
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                  132
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                4,093
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            -                    -                9,164
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                   82
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -                    -                   82
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -             $151,000                    1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -              151,000                    1
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                    -             $151,000               $9,247
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                 $852                    -
Receivables - net                                                        $158,454                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                    21,682                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      180,136                  852                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $180,136                 $852                    -
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $1,318                    -                   $5
Receivables - net                                                               5                  $34                  240
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    1                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        1,323                   35                  245
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                   69
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                          35,946                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                          35,946                    -                   69
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                  398
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                      (507)                   -                    -
Other deferred charges                                                  1,973,514                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  1,973,007                    -                  398
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $2,010,276                  $35                 $712
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Co. Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                      $23,081                    -              $26,046
Receivables - net                                                       1,170,618            ($319,839)           1,013,661
Fuel inventory                                                             49,989                    -               49,989
Materials and supplies, at average cost                                   101,184                    -              122,866
Accumulated deferred income taxes - net                                   188,011                    -              188,143
Regulatory balancing accounts - net                                       (75,693)              75,693                    -
Prepayments and other current assets                                      107,057                    -              111,151
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    1,564,247             (244,146)           1,511,856
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 103,493                    -              103,644
Nuclear decommissioning trusts                                          2,508,904                    -            2,508,904
Investments in partnerships
  and unconsolidated subsidiaries                                         165,876             (165,876)                   -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                         124,295                    -              160,241
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       2,902,568             (165,876)           2,772,789
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                        12,439,059                    -           12,439,059
  Generation                                                            1,717,676                    -            1,717,676
Accumulated provision for depreciation
  and decommissioning                                                  (7,520,036)                   -           (7,520,036)
Construction work in progress                                             562,651                    -              562,651
Nuclear fuel, at amortized cost                                           132,197                    -              132,197
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                     7,331,547                    -            7,331,547
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                    1,365,848                    -            1,365,848
Income tax-related deferred charges                                     1,272,549                    -            1,272,947
Regulatory balancing accounts - net                                     1,714,973                    -            1,714,973
Unamortized debt issuance and
  reacquisition expense                                                   335,551                    -              335,044
Other deferred charges                                                  1,201,301           (1,973,514)           1,352,302
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  5,890,222           (1,973,514)           6,041,114
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          $17,688,584          ($2,383,536)         $17,657,306
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company (Inactive)   Corporation
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -               $5,784               $2,349
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net                                               -                    -                    -
Deferred unbilled revenue and other                                             -                    -                    -
  current liabilities                                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                       -                5,784                2,349
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -              (52,717)                 453
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -              123,151                1,107
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -               70,434                1,560
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                  335                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                   20                    -
Additional paid-in capital                                                                      62,983                  100
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                               -               11,444                5,238
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                               -               74,447                5,338
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                      -             $151,000               $9,247
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                         $129,258                 $403               $2,088
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                       1,608                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 130,866                  403                2,088
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    1                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    1                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    5                    -                   20
Additional paid-in capital                                                 49,995                2,749                  100
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                            (730)              (2,301)              (2,208)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          49,270                  448               (2,088)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $180,136                 $852                    -
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $246,300                    -                    -
Current portion of long-term debt                                             562                    -                    -
Accounts payable                                                                -                   $3                    -
Accrued taxes                                                                   -                    3                    -
Accrued interest                                                            1,728                   18                    -
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net                                               -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 248,590                   24                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          1,723,552                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                 $396
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                  396
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                 46,296                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                          (8,162)                  11                  316
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          38,134                   11                  316
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $2,010,276                  $35                 $712
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $795,988                    -             $795,988
Current portion of long-term debt                                         325,000                    -              571,300
Accounts payable                                                          751,703            ($318,231)             573,919
Accrued taxes                                                             500,706                    -              500,709
Accrued interest                                                           80,808                    -               82,554
Dividends payable                                                          94,407                    -               94,407
Regulatory balancing accounts - net                                             -                    -               75,693
Deferred unbilled revenue and other
  current liabilities                                                   1,434,622                4,157            1,440,387
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               3,983,234             (238,381)           4,134,957
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          5,386,643           (1,973,514)           5,136,681
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 2,990,529                    -            2,938,661
Accumulated deferred investment
  tax credits                                                             205,197                    -              205,197
Customer advances and other deferred
  credits                                                                 699,733                    -              823,992
Other long-term liabilities                                               905,697               (5,765)             899,932
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              4,801,156               (5,765)           4,867,782
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                  335
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                     128,755                    -              128,755
  Subject to mandatory redemption                                         255,700                    -              255,700
Company-obligated mandatorily redeemable                                        -                    -                    -
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                384,455                    -              384,455
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            2,168,054                  (45)           2,168,054
Additional paid-in capital                                                335,038             (162,223)             335,038
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                 21,551                    -               21,551
Retained earnings                                                         608,453               (3,608)             608,453
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       3,133,096             (165,876)           3,133,096
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            $17,688,584          ($2,383,536)         $17,657,306
=============================================================== ==================== ==================== ====================




Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                California           Conservation         Edison ESI
                                                                Electric Power       Financing
                                                                Company (Inactive)   Corporation
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -              $31,465
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                  109
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -               31,574
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -                 $139               28,005
Depreciation, decommissioning and
  amortization                                                                  -                    -                   40
Property and other taxes                                                        -                3,612                1,408
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -                3,751               29,453
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                -               (3,751)               2,121
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                    -                8,658                   25
Other nonoperating income (deductions)-net                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                8,658                   25
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                           -                4,907                2,146
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                  214                  177
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                  214                  177
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                  (21)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                      -                4,672                1,969
Retained earnings - beginning of year                                           -                6,772                3,269
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -              $11,444               $5,238
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Material      Mono Power Company   SCE Capital Company
                                                                Supply LLC           (Inactive)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                          $91,788                 $700                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    91,788                  700                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            92,531                    -                   $5
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                  307                    3
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   92,531                  307                    8
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (743)                 393                   (8)
Other utility operating income-net                                             13                    -                    -
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                       13                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (730)                 393                   (8)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (730)                 393                   (8)
Retained earnings - beginning of year                                           -               (2,694)              (2,200)
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($730)             ($2,301)             ($2,208)
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                SCE Funding LLC      SCE UK Services      Southern States
                                                                                     Limited              Realty
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                         $134,258                 $192                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   134,258                  192                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             5,430                  181                   $9
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        -                    3                 (226)
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    5,430                  184                 (217)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating Income                                                          128,828                    8                  217
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                3,412                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    3,412                    -                    3
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     132,240                    8                  220
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               135,565                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       135,565                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (3,325)                   8                  220
Retained earnings - beginning of year                                      (4,837)                   3                   94
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($8,162)                 $11                 $316
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Southern             Consolidating        Southern
                                                                California Edison    Adjustments          California Edison
                                                                Company                                   Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                       $7,489,533            ($226,046)          $7,521,891
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                  109
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 7,489,533             (226,046)           7,522,000
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                      225,388                    -              225,388
Purchased power - contracts                                             2,419,147                    -            2,419,147
Purchased power - power exchange                                          759,818                    -              759,818
Provisions for reg. adj. clauses - net                                   (763,830)                   -             (763,830)
Other operation and maintenance                                         1,885,496              (91,785)           1,920,011
Depreciation, decommissioning and
  amortization                                                          1,546,272                    -            1,546,312
Property and other taxes                                                  564,765                   (2)             569,869
Net loss (gain) on sale of utility plant                                   (3,036)                  (1)              (3,035)
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                6,634,020              (91,787)           6,673,680
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating Income                                                          855,513             (134,258)             848,320
Other utility operating income-net                                            364                    -                  364
Interest and dividend income                                               57,322                 (380)              69,029
Other nonoperating income (deductions)-net                                 63,366                  (16)              63,374
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  121,052                 (396)             132,767
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     976,565             (134,654)             981,087
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               391,592             (134,263)             392,894
Other interest expense - net                                               79,962                 (391)              79,962
Capitalized interest                                                       (1,211)                   -               (1,211)
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                       25,889                    -               25,889
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       496,232             (134,654)             497,534
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                  (21)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                480,333                    -              483,532
Retained earnings - beginning of year                                     793,625                 (407)             793,625
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                    (665,505)              (3,199)            (668,704)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $608,453              ($3,606)            $608,453
=============================================================== ==================== ==================== ====================



Southern California Edison Company and Subsidiaries
Equity Investments
December 31, 1999
(In thousands)


                                         Bear Creek Uranium
Name of Entity:                          Company (inactive)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -

  Revenues                               -

  Net Income (Loss)                      -


Nature/Purpose of Business:              To develop and operate an
                                         inte-grated uranium
                                         mining complex in Wyoming.


Ownership Interest(s):                   50% by Mono Power Company






Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                               -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                        $3                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            3                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $2,409                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -                    -                    -
Receivables - net                                                               -                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                        $3                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            3                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                           2,406                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           2,406
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $2,409                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -                    -                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                             $16                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                      16                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  2,406                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                             (13)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           2,396                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $2,409                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -                    -                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                             $16                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                      16                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  2,406                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                             (13)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           2,396                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $2,409                    -                    -
=============================================================== ==================== ==================== ====================




Edison Ventures and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Ventures      Edison TransEnergy   Consolidating
                                                                                                          Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $6                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        2                    -                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        8                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                -                    -                    -
Other utility operating income-net
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                          (8)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                     (8)
Retained earnings - beginning of year                                          (5)                   -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($13)                   -                    -
=============================================================== ==================== ==================== ====================



Edison Ventures and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Ventures
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $6                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                    -
Property and other taxes                                                        2                    -                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        8                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                -                    -                    -
Other utility operating income-net
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                          (8)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                     (8)
Retained earnings - beginning of year                                          (5)                   -                    -
Dividends declared on common stock/other                                        -                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              ($13)                   -                    -
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                The Mission Group    Edison O&M Services  Edison Technology
                                                                                                          Solutions
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $194                    -               $7,472
Receivables - net                                                          10,068                    -                2,842
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                       10,262                    -               10,314
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          10,000                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                       3,905,314                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       3,915,314
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                      9,537                    -                1,333
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      9,537                    -                1,333
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $3,935,113                    -              $11,647
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -               $1,042             $398,695
Receivables - net                                                               -               63,256              265,816
Fuel inventory                                                                  -                    -              191,227
Materials and supplies, at average cost                                         -                8,799               67,637
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                1,639               33,984
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                            -               74,736              957,359
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -               41,883           12,122,334
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -            1,940,876
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -               41,883           14,063,210
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -              378,117              513,652
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -              378,117              513,652
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                    -             $494,736          $15,534,221
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                      $54,754              $12,869                    -
Receivables - net                                                         177,593                3,669                  $12
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                        3,964                    9                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      236,311               16,547                   12
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   6,140               77,930                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         555,418                    -                    -
Investments in leveraged leases                                         1,884,603                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       2,446,161               77,930                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                     29,984               17,271                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                     29,984               17,271                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $2,712,456             $111,748                  $12
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                            -             $475,026                    -
Receivables - net                                                        ($10,697)             512,559                    -
Fuel inventory                                                                  -              191,227                    -
Materials and supplies, at average cost                                         -               76,436                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -               39,596                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      (10,697)           1,294,844                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -           12,248,287                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          (1,603)           2,504,691                    -
Investments in leveraged leases                                                 -            1,884,603                    -
Other investments                                                      (3,905,314)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (3,906,917)          16,637,581
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                    (39,816)             910,078                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    (39,816)             910,078                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($3,957,430)         $18,842,503                    -
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              The Mission Group    Edison O&M Services  Edison Technology
                                                                                                        Solutions
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- ---------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $468                    -               $4,127
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                       184                    -                1,541
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total current liabilities                                                   652                    -                5,668
------------------------------------------------------------- -------------------- -------------------- ---------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Accumulated deferred income taxes - net                                       -                    -                  927
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                 683                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total deferred credits & other liabilities                                  683                    -                  927
------------------------------------------------------------- -------------------- -------------------- ---------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ---------------------

Common stock                                                            147,866                    -                    -
Additional Paid-In Capital                                            3,384,848                    -                9,946
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       401,064                    -               (4,894)
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total common shareholders' equity                                     3,933,778                    -                5,052
------------------------------------------------------------- -------------------- -------------------- ---------------------

Total liabilities and shareholders' equity                           $3,935,113                    -              $11,647
============================================================= ==================== ==================== =====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------


Short-term debt                                                                 -                    -           $1,122,067
Current portion of long-term debt                                               -                    -              225,679
Accounts payable                                                                -              $10,005               57,740
Accrued taxes                                                                   -                2,267               12,927
Accrued interest                                                                -                    -               89,272
Dividends payable                                                               -                    -                  659
Deferred unbilled revenue and other
  current liabilities                                                           -               72,666              264,503
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                       -               84,938            1,772,847
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -            7,439,308
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                         -                5,579            1,501,051
Accumulated deferred investment
  tax credits                                                                   -                    -               19,439
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -               14,610            1,248,169
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                      -               20,189            2,768,659
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                8,036
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -              118,054
  Subject to mandatory redemption                                               -                    -              208,840
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -              150,000
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -              476,894
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -               64,130
Additional Paid in Capital                                                      -              529,377            2,629,406
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -               10,507
  Unrealized gain in equity securities-net                                      -                    -                    -
Retained earnings                                                               -             (139,768)             364,434
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                               -              389,609            3,068,477
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                      -             $494,736          $15,534,221
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $154,562                    -                    -
Current portion of long-term debt                                         285,659                    -                    -
Accounts payable                                                            5,998                 $220                    -
Accrued taxes                                                                   -                  372                    -
Accrued interest                                                            3,477                    -                 $150
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                      25,214                1,325                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 474,910                1,917                  150
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                            224,091                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 1,336,933                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                               139,597                5,417                8,701
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              1,476,530                5,417                8,701
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             407                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                3,000
Additional Paid in Capital                                                 80,597              102,581                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    (59)                   -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                         455,980                1,833              (11,839)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         536,518              104,414               (8,839)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $2,712,456             $111,748                  $12
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -           $1,276,629                    -
Current portion of long-term debt                                               -              511,338                    -
Accounts payable                                                         ($10,697)              67,861                    -
Accrued taxes                                                                   -               15,566                    -
Accrued interest                                                                -               92,899                    -
Dividends payable                                                               -                  659                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                           -              365,433                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 (10,697)           2,330,385                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -            7,663,399                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   (31,922)           2,812,568                    -
Accumulated deferred investment
  tax credits                                                                   -               19,439                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                (8,701)           1,408,476                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                (40,623)           4,240,483                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                8,443                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -              118,054                    -
  Subject to mandatory redemption                                               -              208,840                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -              150,000                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -              476,894                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              (67,130)             147,866                    -
Additional Paid in Capital                                             (3,351,907)           3,384,848
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -               10,448                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                        (487,073)             579,737                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (3,906,110)           4,122,899                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($3,957,430)         $18,842,503                    -
=============================================================== ==================== ==================== ====================




The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                The Mission Group    Edison O&M Services  Edison Technology
                                                                                                          Solutions
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -               $6,955
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -                    -                6,955
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                              $350                    -               11,629
Depreciation, decommissioning and
  amortization                                                                  -                    -                   90
Property and other taxes                                                     (134)                   -               (1,492)
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      216                    -               10,277
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (216)                   -               (3,272)
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                    7                    -                  241
Other nonoperating income (deductions)-net                                      -                    -                  684
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        7                    -                  925
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (209)                   -               (2,347)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (209)                                   (2,347)
Retained earnings - beginning of year                                     209,325                    -               (2,546)
Dividends declared on common stock/other                                  191,948                    -                   (1)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $401,064                    -              ($4,894)
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison               Edison Enterprises   Edison Mission
                                                                Environmental        Consolidated         Energy Consolidated
                                                                Services
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -           $1,630,451
Financial services and other                                                    -             $204,678                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                         -              204,678            1,630,451
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -              449,137
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                 -              292,458              571,675
Depreciation, decommissioning and
  amortization                                                                  -               34,374              190,219
Property and other taxes                                                        -              (50,652)             (40,412)
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        -              276,180            1,170,619
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                -              (71,502)             459,439
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                    -                    -               27,911
Other nonoperating income (deductions)-net                                      -                    -               21,410
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                    -               49,321
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                           -              (71,502)             508,760
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -              336,683
Other interest expense - net                                                    -                7,440               43,942
Capitalized interest                                                            -                    -              (27,471)
Dividends on preferred securities                                               -                    -               22,375
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                7,440              375,529
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -               (2,954)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                      -              (78,942)             130,277
Retained earnings - beginning of year                                           -              (60,650)             234,345
Dividends declared on common stock/other                                        -                 (176)                (188)
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                                 -            ($139,768)            $364,434
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Capital       Mission Land         Mission Power
                                                                Consolidated         Company              Engineering
                                                                                     Consolidated         Company
                                                                                                          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                             $282,480              $10,469                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   282,480               10,469                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            91,126                7,743                 $109
Depreciation, decommissioning and
  amortization                                                             22,470                  451                    1
Property and other taxes                                                  (24,940)               2,066                  125
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   88,656               10,260                  235
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          193,824                  209                 (235)
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                3,751                  137                    -
Other nonoperating income (deductions)-net                                (27,616)                   -                1,004
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  (23,865)                 137                1,004
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     169,959                  346                  769
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 8,834                    -                    -
Other interest expense - net                                               31,762                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                        40,596                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               3                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                129,366                  346                  769
Retained earnings - beginning of year                                     326,845                1,487              (12,608)
Dividends declared on common stock/other                                     (231)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $455,980               $1,833             ($11,839)
=============================================================== ==================== ==================== ====================



The Mission Group and Subsidiaries [Tier 2]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Consolidating        The Mission Group
                                                                Adjustments          Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                              $12,117           $1,642,568                    -
Financial services and other                                                    -              504,582                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    12,117            2,147,150                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -              449,137                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            (1,939)             973,151                    -
Depreciation, decommissioning and
  amortization                                                                  -              247,605                    -
Property and other taxes                                                  (12,644)            (128,083)                   -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  (14,583)           1,541,810                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           27,093              605,340                    -
Other utility operating income-net                                              -                    -                    -
Interest and dividend income                                                    -               32,047                    -
Other nonoperating income (deductions)-net                                (26,965)             (31,483)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  (26,965)                 564                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (2,823)             605,904                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -              345,517                    -
Other interest expense - net                                                    -               83,144                    -
Capitalized interest                                                            -              (27,471)                   -
Dividends on preferred securities                                               -               22,375                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -              423,565                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -               (2,951)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           216                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                   88                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    128              179,388
Retained earnings - beginning of year                                    (295,254)             400,944                    -
Dividends declared on common stock/other                                 (191,947)                (595)                   -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($487,073)            $579,737                    -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $4,364               $3,108                    -
Receivables - net                                                           2,193                  825                ($176)
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        6,557                3,933                 (176)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                          -                1,333                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                          -                1,333                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $6,557               $5,266                ($176)
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
--------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $7,472                    -                    -
Receivables - net                                                           2,842                    -                    -
Fuel inventory                                                                  -                    -                    -
Materials and supplies, at average cost                                         -                    -                    -
Accumulated deferred income taxes - net                                         -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Prepayments and other current assets                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                       10,314                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                       -                    -                    -
Nuclear decommissioning trusts                                                  -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                               -                    -                    -
Investments in leveraged leases                                                 -                    -                    -
Other investments                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                               -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                                 -                    -                    -
  Generation                                                                    -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                           -                    -                    -
Construction work in progress                                                   -                    -                    -
Nuclear fuel, at amortized cost                                                 -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                            -                    -                    -
Income tax-related deferred charges                                             -                    -                    -
Regulatory balancing accounts - net                                             -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                         -                    -                    -
Other deferred charges                                                      1,333                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      1,333                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                              $11,647                    -                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                                -                    -                    -
Accrued taxes                                                              $3,112               $1,191                ($176)
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         926                  615                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   4,038                1,806                 (176)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       927                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    927                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  6,000                3,946
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                          (4,408)                (486)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           1,592                3,460                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $6,557               $5,266                ($176)
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                                 -                    -                    -
Current portion of long-term debt                                               -                    -                    -
Accounts payable                                                           $4,127                    -                    -
Accrued taxes                                                                   -                    -                    -
Accrued interest                                                                -                    -                    -
Dividends payable                                                               -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                       1,541                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   5,668                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                  -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       927                    -                    -
Accumulated deferred investment
  tax credits                                                                   -                    -                    -
Customer advances and other deferred
  credits                                                                       -                    -                    -
Other long-term liabilities                                                     -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    927                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                           -                    -                    -
  Subject to mandatory redemption                                               -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                              -                    -                    -
Other preferred securities                                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                      -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                    -                    -                    -
Additional paid-in capital                                                  9,946
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                      -                    -                    -
  Unrealized gain in equity securities-net                                      -                    -
Retained earnings                                                          (4,894)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           5,052                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                $11,647                    -                    -
=============================================================== ==================== ==================== ====================




Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Technology    Edison EV            Consolidating
                                                                Solutions                                 Adjustments
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                               $4,084               $2,871                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     4,084                2,871                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                             7,767                3,862                    -
Depreciation, decommissioning and
  amortization                                                                 32                   58                    -
Property and other taxes                                                        -                    -                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    7,799                3,920                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (3,715)              (1,049)                   -
Other utility operating income-net                                              -                    -
Interest and dividend income                                                  151                   90                    -
Other nonoperating income (deductions)-net                                    (47)                 731                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      104                  821                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (3,611)                (228)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (3,611)                (228)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (1,372)                (120)                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (2,239)                (108)
Retained earnings - beginning of year                                      (2,168)                (378)                   -
Dividends declared on common stock/other                                       (1)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($4,408)               ($486)                   -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Technology
                                                                Solutions
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                               $6,955                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     6,955                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                            11,629                    -                    -
Depreciation, decommissioning and
  amortization                                                                 90                    -                    -
Property and other taxes                                                        -                    -                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   11,719                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (4,764)                   -                    -
Other utility operating income-net                                              -
Interest and dividend income                                                  241                    -                    -
Other nonoperating income (deductions)-net                                    684                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      925                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (3,839)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (3,839)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (1,492)                   -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (2,347)
Retained earnings - beginning of year                                      (2,546)                   -                    -
Dividends declared on common stock/other                                       (1)                   -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($4,894)                   -                    -
=============================================================== ==================== ==================== ====================



Edison Technology Solutions and Subsidiaries
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Facilichem, Inc.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets

  Revenues                               -

  Net Income (Loss)


Nature/Purpose of Business:              Research, development and
                                         commercialization of
                                         liquid membrane
                                         technologies


Ownership Interest(s):                   10% by Edison Technology
                                         Solutions with option to
                                         increase interest to
                                         16.66%






Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              ($1,455)             ($2,398)
Receivables - net                                                       $41,085               36,263              126,605
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                5,673                3,126
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         26                  450                1,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     41,111               40,931              128,477
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                4,064               36,370
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (97,404)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       (97,404)               4,064               36,370
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                     (257)              22,987              337,430
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                     (257)              22,987              337,430
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($56,550)             $67,982             $502,277
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Utility       Consolidating        Edison Enterprises
                                                              Services             Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        ($1)              $4,896               $1,042
Receivables - net                                                         1,095             (141,792)              63,256
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                8,799
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        (55)                  74                1,639
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,039             (136,822)              74,736
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,447                    2               41,883
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               97,404                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         1,447               97,406               41,883
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               17,957              378,117
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               17,957              378,117
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $2,486             ($21,459)            $494,736
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $16,990               $8,717             $121,003
Accrued taxes                                                               147                  802                1,316
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                     5,640               36,022               30,672
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                22,777               45,541              152,991
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (5,211)             (12,331)               5,579
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                               1,967                1,080               10,835
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (3,244)             (11,251)              16,414
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                               63,549               86,698              373,970
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (139,632)             (53,006)             (41,098)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (76,083)              33,692              332,872
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($56,550)             $67,982             $502,277
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Utility       Consolidating        Edison Enterprises
                                                              Services             Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $194            ($136,899)             $10,005
Accrued taxes                                                                 2                    -                2,267
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                       253                   79               72,666
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   449             (136,820)              84,938
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (413)              17,955                5,579
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                                 728                    -               14,610
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  315               17,955               20,189
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                                5,206                  (46)             529,377
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                        (3,484)              97,452             (139,768)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,722               97,406              389,609
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $2,486             ($21,459)            $494,736
============================================================= ==================== ==================== ====================




Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Enterprises   Edison Source        Edison Select
                                                                                   Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -              $88,493             $115,162
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               88,493              115,162
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         $52,132              106,339              131,075
Depreciation, decommissioning and
  Amortization                                                            4,343                4,604               24,710
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 56,475              110,943              155,785
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (56,475)             (22,450)             (40,623)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                              1,832                3,407                1,991
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       1,832                3,407                1,991
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (58,307)             (25,857)             (42,614)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (22,724)             (10,093)             (16,741)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (35,583)             (15,764)             (25,873)
Retained earnings - beginning of year                                   (60,650)             (37,181)             (15,225)
Dividends declared on common stock/other                                (43,399)                 (61)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($139,632)            ($53,006)            ($41,098)
============================================================= ==================== ==================== ====================



Edison Enterprises and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Utility       Consolidating        Edison Enterprises
                                                              Services             Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                             $1,023                    -             $204,678
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   1,023                    -              204,678
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           2,912                    -              292,458
Depreciation, decommissioning and
  Amortization                                                              717                    -               34,374
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  3,629                    -              326,832
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (2,606)                   -             (122,154)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                210                    -                7,440
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         210                    -                7,440
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (2,816)                   -             (129,594)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (1,094)                   -              (50,652)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (1,722)                                  (78,942)
Retained earnings - beginning of year                                    (1,685)             $54,091              (60,650)
Dividends declared on common stock/other                                    (77)              43,361                 (176)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($3,484)             $97,452            ($139,768)
============================================================= ==================== ==================== ====================



Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Consolidating
                                                                                   tion, Inc.           Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($4,932)             ($2,523)              $6,000
Receivables - net                                                        35,521                6,742               (6,000)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   3,594                2,079                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        410                   40                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     34,593                6,338                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 2,832                1,232                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         2,832                1,232
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   23,183                 (196)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   23,183                 (196)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $60,608               $7,374                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Source
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($1,455)                   -                    -
Receivables - net                                                        36,263                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   5,673                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        450                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     40,931                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 4,064                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         4,064
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   22,987                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   22,987                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $67,982                    -                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Consolidating
                                                                                   tion, Inc.           Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $6,290               $9,786              ($7,359)
Accrued taxes                                                               802                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    24,773                3,890                7,359
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                31,865               13,676                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 (12,331)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                                 591                  489                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              (11,740)                 489                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                               86,638                   60                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (46,155)              (6,851)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        40,483               (6,791)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $60,608               $7,374                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Source
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $8,717                    -                    -
Accrued taxes                                                               802                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    36,022                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                45,541                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 (12,331)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                               1,080                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              (11,251)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                               86,698                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (53,006)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        33,692                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $67,982                    -                    -
============================================================= ==================== ==================== ====================




Edison Source and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Source        G.H.V. Refrigera-    Consolidating
                                                                                   tion, Inc.           Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $69,454              $19,039                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  69,454               19,039                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          85,610               20,729                    -
Depreciation, decommissioning and
  Amortization                                                            4,512                   92                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 90,122               20,821                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (20,668)              (1,782)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                              3,413                   (6)                   -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       3,413                   (6)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (24,081)              (1,776)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (10,095)                   2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (13,986)              (1,778)
Retained earnings - beginning of year                                   (38,219)               1,038                    -
Dividends declared on common stock/other                                  6,050               (6,111)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($46,155)             ($6,851)                   -
============================================================= ==================== ==================== ====================



Edison Source and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Source
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $88,493                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  88,493                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         106,339                    -                    -
Depreciation, decommissioning and
  Amortization                                                            4,604                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                110,943                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (22,450)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                              3,407                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       3,407                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (25,857)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (10,093)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (15,764)
Retained earnings - beginning of year                                   (37,181)                   -                    -
Dividends declared on common stock/other                                    (61)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($53,006)                   -                    -
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($2,481)                   -               $1,042
Receivables - net                                                       105,224                    -               19,426
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     17,902                    -              (13,630)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    120,645                    -                6,838
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                19,691                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       278,212                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       297,903
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      622                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      622                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $419,170                    -               $6,838
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($1,258)                $299                    -
Receivables - net                                                         2,522               10,590             ($11,157)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   2,587                  539                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     (3,846)                 718                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          5               12,146              (11,157)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                15,716                  963                    -
Nuclear decommissioning trusts                                                -                    -             (278,212)
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        15,716                  963             (278,212)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  328,021                8,787                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  328,021                8,787                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $343,742              $21,896            ($289,369)
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($2,398)                   -                    -
Receivables - net                                                       126,605                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   3,126                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,144                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    128,477                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                36,370                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        36,370
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  337,430                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  337,430                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $502,277                    -                    -
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                       $33,444                    -               $5,791
Accounts payable                                                             32                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                     6,506                    -                  629
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                39,982                    -                6,420
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   5,497                    -                   82
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                               1,181                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                6,678                    -                   82
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                  300
Additional Paid-in Capital                                              373,970                    -                1,944
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (1,460)                   -               (1,908)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       372,510                    -                  336
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $419,170                    -               $6,838
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $92,890                 ($11)            ($11,111)
Accrued taxes                                                             1,254                   30                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    22,758                  825                  (46)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               116,902                  844              (11,157)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                               9,333                  321                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                9,333                  321                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 10                    -                 (310)
Additional Paid-in Capital                                              256,412               19,546             (277,902)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (38,915)               1,185                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       217,507               20,731             (278,212)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $343,742              $21,896            ($289,369)
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       $121,003                    -                    -
Accrued taxes                                                             1,316                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    30,672                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               152,991                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   5,579                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                              10,835                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               16,414                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional Paid-in Capital                                              373,970                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (41,098)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       332,872                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $502,277                    -                    -
============================================================= ==================== ==================== ====================




Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Select        Edison Home          Select Home
                                                                                   Protection Company   Warranty Company
                                                                                   (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                             $5,289                    -               $1,675
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   5,289                    -                1,675
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          13,115                    -                2,152
Depreciation, decommissioning and
  amortization                                                            2,069                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 15,184                    -                2,152
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (9,895)                   -                 (477)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                              3,491                    -                  (12)
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       3,491                    -                  (12)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (13,386)                   -                 (465)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (5,343)                   -                 (181)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (8,043)                                     (284)
Retained earnings - beginning of year                                    (8,254)                   -               (1,624)
Dividends declared on common stock/other                                 14,837                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,460)                   -              ($1,908)
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Security      Valley Burglar &     Consolidating
                                                              Corp.                Fire Alarm Co.,      Adjustments
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                           $101,356               $6,842                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 101,356                6,842                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         111,018                4,790                    -
Depreciation, decommissioning and
  Amortization                                                           21,235                1,406                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                132,253                6,196                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (30,897)                 646                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                             (1,488)                   -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      (1,488)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (29,409)                 646                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (11,469)                 252                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (17,940)                 394
Retained earnings - beginning of year                                      (145)                 421               (5,623)
Dividends declared on common stock/other                                (20,830)                 370                5,623
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($38,915)              $1,185                    -
============================================================= ==================== ==================== ====================



Edison Select and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Select
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                           $115,162                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 115,162                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         131,075                    -                    -
Depreciation, decommissioning and
  Amortization                                                           24,710                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                155,785                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (40,623)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                              1,991                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       1,991                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (42,614)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (16,741)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (25,873)
Retained earnings - beginning of year                                   (15,225)                   -                    -
Dividends declared on common stock/other                                      -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($41,098)                   -                    -
============================================================= ==================== ==================== ====================







Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Burlington           Edison Capital       Edison Capital
                                                              Apartments, Inc.     Europe Limited       Ventures
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $4,367                 $228                    -
Receivables - net                                                            44                   83                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     (13)                 (86)                 $84
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,398                  225                   84
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                  324                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                  324
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $4,398                 $549                  $84
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Funding       Edison Mortgage      Mission Bartlett
                                                              Company              Company              Hill Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $50,157                    -                    -
Receivables - net                                                       150,408                 $993                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                 109,547                  (59)                   -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        241                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    310,353                  934                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 4,495                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       555,418                    -                    -
Investments in leveraged leases                                       1,884,603                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     2,444,516
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   20,412                4,193                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   20,412                4,193                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,775,281               $5,127                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission              Renewable Energy     Edison Capital
                                                              International        Capital Company
                                                              Capital, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $2
Receivables - net                                                            $4                 $315                5,857
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                      (1)                  10                  533
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                3,723
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          3                  325               10,115
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                1,320
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               21,282
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                    22,602
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                5,380
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                5,380
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $3                 $325              $38,097
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $54,754                    -
Receivables - net                                                      ($90,126)              67,578                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -              110,015                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                3,964                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (90,126)             236,311                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     1                6,140                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (21,282)             555,418                    -
Investments in leveraged leases                                               -            1,884,603                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       (21,281)           2,446,161
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       (1)              29,984                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       (1)              29,984                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($111,408)          $2,712,456                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Integrated    Mission First
                                                              Housing              Energy Services      Asset Investment
                                                              Investments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,895                    -                    -
Receivables - net                                                       660,554                  $23              $19,768
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                  65,410                   (1)                   1
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        228                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    729,087                   22               19,769
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,356                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       345,155                    -                    -
Investments in leveraged leases                                             160                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       346,671                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   17,963                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   17,963                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,093,721                  $22              $19,769
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Funding
                                                              Beta                 Epsilon              Gamma
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $29              $59,521
Receivables - net                                                      $134,086              443,958                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   4,996                6,033                1,115
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    139,082              450,033               60,636
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              101,042                    -
Investments in leveraged leases                                         533,631              991,026              247,558
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       533,631            1,092,068              247,558
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $672,713           $1,542,104             $308,194
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Iowa Wind
                                                              Kappa                Zeta                 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $5,099              $50,194              $13,762
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     644                 (478)               1,895
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,743               49,716               15,657
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               33,463               88,422
Investments in leveraged leases                                         112,227                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       112,227               33,463               88,422
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  Reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $117,970              $83,179             $104,079
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Funding       Edison Funding
                                                              Omicron Inc. [7]     Olive Court [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $7,651                 $117                    -
Receivables - net                                                           232                   57                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                  30,589                    9                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     38,472                  183                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                3,139                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              3,139
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  Reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                  204                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  204                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $38,472               $3,526                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Funding       Consolidating        Edison Funding
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $39,464                   $1              $50,157
Receivables - net                                                       166,936           (1,403,782)             150,408
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                    (667)                   1              109,547
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  241
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    205,733           (1,403,780)             310,353
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                4,495
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     2,127,144           (2,139,808)             555,418
Investments in leveraged leases                                               -                    1            1,884,603
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     2,127,144           (2,139,807)           2,444,516
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    2,241                    1               20,412
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,241                    1               20,412
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,335,118          ($3,543,586)          $2,775,281
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              East Coast           EC Asset Services,   EC Properties, Inc.
                                                              Capital, Inc.        Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $5                  $32                    -
Receivables - net                                                           615                  744                 $292
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     (69)                  16                  196
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        558                  792                  488
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                    31                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                            31
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $589                 $792                 $488
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $3                  $23                    -
Receivables - net                                                            22                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       5                   (6)                   -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         30                   17                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  Reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $30                  $17                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                   Inc.                 Affordable Housing
                                                                                                        97 V
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Affordable Housing
                                                              97 VI                97 VII               97 VIII
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Housing Delaware
                                                              99A Company          99B Company          Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                   $5
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    5
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                   11
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                        11
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                  $16
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       John Stewart
                                                              Housing Florida      Housing Management   Company [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -               $2,755
Receivables - net                                                            $3                 $128                  851
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                      (1)                (132)               2,008
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  221
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          2                   (4)               5,835
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                1,325
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                1,201                  145
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              1,201                1,470
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                1,958                5,872
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                1,958                5,872
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $2               $3,155              $13,177
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Housing New Jersey   Housing New York     Housing
                                                                                                        Pennsylvania
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,644               $3,503               $2,320
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   1,312                    1                  893
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,956                3,504                3,213
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,402                    -                8,043
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,402                                     8,043
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $11,358               $3,504              $11,256
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Housing       Edison Housing       Edison Housing
                                                              North Carolina       Oregon, Inc.         South Carolina
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $3,102                   $3               $2,122
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                    (454)                  (1)                 (33)
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,648                    2                2,089
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           392                    -                  409
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           392                    -                  409
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $3,040                   $2               $2,498
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EHI Development      EHI Development      MHICAL 94 Company
                                                              Company              Fund
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,193               $8,730              $30,971
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       4                 (337)               3,971
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,197                8,393               34,942
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               13,147
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -               13,147
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                  453
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                5,532                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                5,532                  453
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,197              $13,925              $48,542
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHICAL 95 Company    MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $37,197              $27,154               $6,272
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   6,547                3,332                2,493
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     43,744               30,486                8,765
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        21,010               11,731                3,274
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        21,010               11,731                3,274
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $64,754              $42,217              $12,039
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $27,002              $20,618               $7,595
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                    (344)              (2,106)                (308)
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     26,658               18,512                7,287
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             1                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             1                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $26,659              $18,512               $7,287
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                        Alpha
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                       $15,603                   $2               $4,351
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                    (396)                  (2)                  20
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     15,207                    -                4,371
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  166
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                                     166
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                   44
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   44
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $15,207                    -               $4,581

============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Beta                 Delta                Denver
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $5,382              $14,004               $6,209
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     506                1,526                1,144
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,888               15,530                7,353
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         2,114                1,241                4,803
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         2,114                1,241                4,803
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,002              $16,771              $12,156
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Epsilon              Gamma                Holdings
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                          $866               $4,019              $10,547
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     142                  316                2,732
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,008                4,335               13,279
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           579                1,653               12,932
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           579                1,653               12,932
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,587               $5,988              $26,211
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Funding      Mission Housing
                                                              Theta                Theta [6]            Zeta
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                        $1,598                  $11               $6,842
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     198                    3                  873
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,796                   14                7,715
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           494                   25                8,121
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           494                   25                8,121
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       43                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       43                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $2,333                  $39              $15,836
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission SA Company   Edison Housing       Edison Capital
                                                                                   Consolidation Co.    Housing Investments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                  $78
Receivables - net                                                           $40                 $486              485,492
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     (37)                 (49)              41,439
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          3                  437              527,009
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               14,587              492,830
Investments in leveraged leases                                               -                    -                  160
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               14,587              492,990
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                9,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                9,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                 $3              $15,024           $1,029,309
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Housing
                                                                                   Investments
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        ($1)              $2,895                    -
Receivables - net                                                       (76,979)             660,554                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       3               65,410                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  228                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (76,977)             729,087                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                1,356                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              345,155                    -
Investments in leveraged leases                                               -                  160                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (262,156)             346,671
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  Reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   (5,249)              17,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (5,249)              17,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($344,382)          $1,093,721                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital LAI   Edison Capital
                                                              (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                              Investments, Ltd.                         Investments
                                                              55                                        (Bermuda), Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $2                    -                    -
Receivables - net                                                         1,224                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     174                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,400                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         7,846                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,846
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $9,246                    -                    -
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              International        Latin American       (Netherlands)
                                                              (Bermuda) Ltd.       Investments          Holdings Company
                                                                                   Holding Company      B.V. 110
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $5                    -                   $6
Receivables - net                                                           821              $16,437                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     (71)              (1,374)                   5
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        755               15,063                   11
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        17,619               58,178                  693
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        17,619               58,178                  693
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $18,374              $73,241                 $704
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Mission Funding      Mission Funding Mu
                                                              (Netherlands)        Alpha                [6]
                                                              Investments B.V.
                                                              [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $11                    -                    -
Receivables - net                                                             -             $364,239              $11,707
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       3                5,584                  367
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         14              369,823               12,074
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         7,623                    -                    -
Investments in leveraged leases                                               -              654,291               21,648
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         7,623              654,291               21,648
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $7,637           $1,024,114              $33,722
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding Nu   Mission
                                                              Delta                [6]                  Investments, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $4
Receivables - net                                                       $25,069              $24,777                5,426
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                     114                  526                 (326)
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     25,183               25,303                5,104
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -               51,683                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               51,683
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $25,183              $76,986               $5,104
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission (Bermuda)    Mission Funding      Consolidating
                                                              Investments, Ltd.    Epsilon              Adjustments
                                                              28
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -                    -
Receivables - net                                                         5,009             $302,322            ($313,073)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       2                1,031                   (2)
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,012              303,366             (313,075)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              334,251             (325,168)
Investments in leveraged leases                                               -              263,404                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              597,655             (325,168)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,012             $901,024            ($638,243)
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding
                                                              Epsilon
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $29                    -                    -
Receivables - net                                                       443,958                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   6,033                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         13                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    450,033                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       101,042                    -                    -
Investments in leveraged leases                                         991,026                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,092,068
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        3                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        3                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,542,104                    -                    -
============================================================= ==================== ==================== ====================







Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Burlington           Edison Capital       Edison Capital
                                                              Apartments, Inc.     Europe Limited       Ventures
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                 $308                 $202
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $4,360                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                  221                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 4,360                  529                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  (30)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                  (30)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  (56)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            38                  106                 (118)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            38                   50                 (118)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $4,398                 $549                  $84
============================================================= ==================== ==================== ====================



Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Funding       Edison Mortgage      Mission Bartlett
                                                              Company              Company              Hill Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $159,912               $4,573                    -
Current portion of long-term debt                                       285,659                    -                    -
Accounts payable                                                          1,505                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                          3,477                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                     8,866                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               459,419                4,573                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          224,091                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                               1,353,707                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              92,946                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                            1,446,653                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           407                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            127,166                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (2)                   -                    -
  Unrealized gain in equity securities-net                                                         -
Retained earnings                                                       517,547                  554                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       644,711                  554                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,775,281               $5,127                    -
============================================================= ==================== ==================== ====================

Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission              Renewable Energy     Edison Capital
                                                              International        Capital Company
                                                              Capital, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $14                 $206              $79,472
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  133
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -               16,127
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    14                  206               95,732
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -              (16,743)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -               46,652
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -               29,909
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    3               80,597
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (11)                 116             (168,141)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (11)                 119              (87,544)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $3                 $325              $38,097
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($90,125)            $154,562                    -
Current portion of long-term debt                                             -              285,659                    -
Accounts payable                                                              -                5,998                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                3,477                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -               25,214                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (90,125)             474,910                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              224,091                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)           1,336,933                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                  (1)             139,597                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)           1,476,530                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  407                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (127,169)              80,597                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (1)                 (59)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       105,889              455,980                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (21,281)             536,518                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($111,408)          $2,712,456                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Capital       Edison Integrated    Mission First
                                                              Housing              Energy Services      Asset Investment
                                                              Investments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $2,147                  $34                    -
Current portion of long-term debt                                       111,127                                         -
Accounts payable                                                            680                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                     7,275                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               121,229                   34                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              985                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  25,974                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              48,621                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               74,595                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           227                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            608,734                    -              $19,764
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                       287,951                  (12)                   5
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       896,685                  (12)              19,769
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,093,721                  $22              $19,769
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Funding
                                                              Beta                 Epsilon              Gamma
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $58             $104,627               $1,059
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            228                  331                  208
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                   67                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   286              105,025                1,267
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 367,235              755,862              153,253
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                 466               16,697                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              367,701              772,559              153,253
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            254,949              561,588              125,300
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                   (2)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        49,777              102,934               28,374
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       304,726              664,520              153,674
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $672,713           $1,542,104             $308,194
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Iowa Wind
                                                              Kappa                Zeta                 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $27               $1,449                 $478
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    27                1,449                  478
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   2,108               30,101               11,139
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,108               30,101               11,139
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            115,508               40,365               92,500
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                           327               11,264                  (38)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       115,835               51,629               92,462
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $117,970              $83,179             $104,079
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Funding       Edison Funding
                                                              Omicron Inc. [7]     Olive Court [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $11                  $13                    -
Current portion of long-term debt                                         9,469                    -                    -
Accounts payable                                                              -                   58                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                  351                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 9,480                  422                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                3,106                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  16,032                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               16,032                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           180                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             12,674                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                           106                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        12,780                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $38,472               $3,526                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Funding       Consolidating        Edison Funding
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                      $1,453,792          ($1,403,783)            $159,912
Current portion of long-term debt                                       165,062                    1              285,659
Accounts payable                                                              -                    -                1,505
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                          3,477                    -                3,477
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  Current liabilities                                                     1,172                    1                8,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,623,503           (1,403,781)             459,419
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          220,000                    -              224,091
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (7,996)                  (1)           1,353,707
Accumulated deferred investment
  Tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                              27,162                    -               92,946
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               19,166                   (1)           1,446,653
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  407
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  Securities of subsidiaries holding
  Solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            447,499           (2,151,715)             127,166
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                   (2)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        24,950               11,911              517,547
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       472,449           (2,139,804)             644,711
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,335,118          ($3,543,586)          $2,775,281
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              East Coast           EC Asset Services,   EC Properties, Inc.
                                                              Capital, Inc.        Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                            $236                 $278                  $15
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   236                  278                   15
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                242                   58                   31
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           111                  456                  442
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           353                  514                  473
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $589                 $792                 $488
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                              $4                  $14                    -
Current portion of long-term debt                                             -                   17                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     4                   31                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  2                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            24                  (14)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            26                  (14)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $30                  $17                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                   Inc.                 Affordable Housing
                                                                                                        97 V
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Affordable Housing
                                                              97 VI                97 VII               97 VIII
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Housing Delaware
                                                              99A Company          99B Company          Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                   $5
Current portion of long-term debt                                             -                    -                   12
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    2
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                  $16
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       John Stewart
                                                              Housing Florida      Housing Management   Company [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $11                  $76               $1,172

Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  304
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                  809
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   $11                   76                2,285
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                6,418
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (269)               2,133
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (269)               2,133
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  227
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                3,772                1,201
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                            (9)                (424)                 913
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            (9)               3,348                2,114
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $2               $3,155              $13,177
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Housing New Jersey   Housing New York     Housing
                                                                                                        Pennsylvania
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $12                  $22                 $157
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    12                   22                  157
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -                  296
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)                   -                  296
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              9,248                3,500                9,325
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                         2,107                  (18)               1,478
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        11,355                3,482               10,803
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $11,358               $3,504              $11,256
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Housing       Edison Housing       Edison Housing
                                                              North Carolina       Oregon, Inc.         South Carolina
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $11                  $10                  $10
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    11                   10                   10
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     187                    -                  181
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  187                    -                  181
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              2,145                    -                2,066
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           697                   (8)                 241
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,842                   (8)               2,307
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $3,040                   $2               $2,498
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EHI Development      EHI Development      MHICAL 94 Company
                                                              Company              Fund
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                            $104               $9,077                 $223
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                  283                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   104                9,360                  223
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (1,304)                 (16)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                   69                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (1,235)                 (16)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,002                5,000               30,581
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                            91                  800               17,754
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,093                5,800               48,335
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,197              $13,925              $48,542
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHICAL 95 Company    MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $13                  $13                  $10
Current portion of long-term debt                                             -                    -                   93
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                  167                  151
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    13                  180                  254
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       2                1,310                1,519
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    2                1,310                1,519
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             44,132               25,926                3,906
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        20,607               14,801                6,360
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        64,739               40,727               10,266
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $64,754              $42,217              $12,039
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                              $9               $2,051               $6,126
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        42                   95                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    51                2,146                6,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     309                2,151                   89
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                 140                  245                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  449                2,396                   89
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             20,040                8,662                1,127
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         6,119                5,308                  (55)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        26,159               13,970               (1,072)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $26,659              $18,512               $7,287
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                        Alpha
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                              $5                   $6                  $37
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     5                    6                   37
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     128                    -                1,180
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  128                    -                1,180
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             13,766                    -                3,264
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,308                   (6)                 100
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        15,074                   (6)               3,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $15,207                    -               $4,581
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Beta                 Delta                Denver
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $27                  $27                  $14
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    27                   27                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (2)                 (96)                  (5)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)                 (96)                  (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              4,459               10,110                7,925
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                         3,518                6,730                4,222
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,977               16,840               12,147
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $8,002              $16,771              $12,156
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Epsilon              Gamma                Holdings
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $27                  $27                  $14
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        13                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    40                   27                  $14
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     (34)                   9                 (173)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  (34)                   9                 (173)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,161                3,340               17,570
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           420                2,612                8,800
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,581                5,952               26,370
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,587               $5,988              $26,211
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Funding      Mission Housing
                                                              Theta                Theta [6]            Zeta
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $48                  $29                  $28
Current portion of long-term debt                                           132                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   180                   29                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      10                    -                   (4)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   10                    -                   (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,207                   26               12,754
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           936                  (16)               3,058
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,143                   10               15,812
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $2,333                  $39              $15,836
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission SA Company   Edison Housing       Edison Capital
                                                                                   Consolidation Co.    Housing Investments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $14                  $12              $58,964
Current portion of long-term debt                                             -                    -              110,873
Accounts payable                                                              -                    -                  375
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                5,716
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    14                   12              175,928
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      40                    -               18,343
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -               48,166
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   40                    -               66,509
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 54               14,578              610,196
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                          (105)                 434              176,676
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (51)              15,012              786,872
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $3              $15,024           $1,029,309
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Housing
                                                                                   Investments
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($76,791)              $2,147                    -
Current portion of long-term debt                                             -              111,127                    -
Accounts payable                                                              1                  680                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        (1)               7,275                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (76,791)             121,229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (5,433)                 985                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)              25,974                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   1               48,621                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               74,595                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  227                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (263,644)             608,734                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                         1,486              287,951                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (262,158)             896,685                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($344,382)          $1,093,721                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital LAI   Edison Capital
                                                              (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                              Investments, Ltd.                         Investments
                                                                                                        (Bermuda), Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $1,400                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,400                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              6,502                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         1,344                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,846                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $9,246                    -                    -
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              International        Latin American       (Netherlands)
                                                              (Bermuda) Ltd.       Investments          Holdings Company
                                                                                   Holding Company      B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $1,224                   $8                  $20
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  Current liabilities                                                         -                   22                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,224                   30                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             16,231               73,849                  693
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           919                 (638)                  (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        17,150               73,211                  684
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $18,374              $73,241                 $704
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Capital       Mission Funding      Mission Funding Mu
                                                              (Netherlands)        Alpha                [6]
                                                              Investments B.V.
                                                              [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                             $33             $295,917                  $17
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  309                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    33              296,226                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (1)             479,585               11,342
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              (6,920)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (6,919)             479,585               11,342
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                693              198,968               14,750
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (2)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)              49,335                7,613
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           685              248,303               22,363
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $7,637           $1,024,114              $33,722
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding Nu   Mission
                                                              Delta                [6]                  Investments, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $5,175                  $17               $5,370
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 5,175                   17                5,370
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (4)              29,361                 (977)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (4)              29,361                 (977)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             13,880               33,188                   43
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         6,132               14,420                  668
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        20,012               47,608                  711
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $25,183              $76,986               $5,104
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission (Bermuda)    Mission Funding      Consolidating
                                                              Investments, Ltd.    Epsilon              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                          $3,892             $104,626            ($313,072)
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                   67                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 3,892              104,693             (313,072)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (264)             236,820                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                9,777                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (264)             246,597                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,170              526,788             (325,167)
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           214               22,946                   (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,384              549,734             (325,171)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,012             $901,024            ($638,243)
============================================================= ==================== ==================== ====================


Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Funding
                                                              Epsilon
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        $104,627                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            331                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Deferred unbilled revenue and other
  Current liabilities                                                        67                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               105,025                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 755,862                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  Credits                                                                     -                    -                    -
Other long-term liabilities                                              16,697                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              772,559                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            561,588                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (2)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       102,934                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       664,520                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,542,104                    -                    -
============================================================= ==================== ==================== ====================






Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)

                                                              Burlington           Edison Capital       Edison Capital
                                                              Apartments, Inc.     Europe Limited       Ventures
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                             $1,605                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   1,605                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             555               $1,515                 $199
Depreciation, decommissioning and
  amortization                                                              309                   79                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    864                1,594                  199
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            741               (1,594)                   -
Interest and dividend income                                                 50                   12                    -
Other nonoperating income (deductions)-net                                   26                1,663                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     76                1,675                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       817                   81                 (199)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 852                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         852                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             3                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (32)                  81                 (199)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (154)                   3                  (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  122                   78                 (116)
Retained earnings - beginning of year                                       (84)                  28                   (2)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $38                 $106                ($118)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Funding       Edison Mortgage      Mission Bartlett
                                                              Company              Company              Hill Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                           $280,875                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 280,875                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. Adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          51,819                   $3                    -
Depreciation, decommissioning and
  Amortization                                                           19,855                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 71,674                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        209,201                   (3)                   -
Interest and dividend income                                              3,315                  374                    -
Other nonoperating income (deductions)-net                              (20,779)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (17,464)                 374                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   191,737                  371                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,857                    -                    -
Other interest expense - net                                             31,737                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      39,594                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     152,143                  371                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,469)                 150                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              170,612                  221
Retained earnings - beginning of year                                   346,935                  333                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $517,547                 $554                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission              Renewable Energy     Edison Capital
                                                              International        Capital Company
                                                              Capital, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                    -              $38,697
Depreciation, decommissioning and
  Amortization                                                                -                    -                2,227
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                    -               40,924
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)                   -              (40,924)
Interest and dividend income                                                  -                 $381                    -
Other nonoperating income (deductions)-net                                    -                    -               (6,864)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  381               (6,864)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (3)                 381              (47,788)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                  125
Other interest expense - net                                                  -                  406                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                  406                  125
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (3)                 (25)             (47,913)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                  (10)              (6,377)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (3)                 (15)             (41,536)
Retained earnings - beginning of year                                        (8)                 131             (126,605)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($11)                $116            ($168,141)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -             $282,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              282,480                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         ($1,665)              91,126                    -
Depreciation, decommissioning and
  amortization                                                                -               22,470                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 (1,665)             113,596                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          1,665              168,884                    -
Interest and dividend income                                               (381)               3,751                    -
Other nonoperating income (deductions)-net                               (1,662)             (27,616)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  (2043)             (23,865)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (378)             145,019                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                8,834                    -
Other interest expense - net                                               (381)              31,762                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                        (381)              40,596                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           3              104,426                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (24,940)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    3              129,366
Retained earnings - beginning of year                                   105,886              326,614                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $105,889             $455,980                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Integrated    Mission First
                                                              Housing              Energy Services      Asset Investment
                                                              Investments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $61,737                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  61,737                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          38,052                   $3                   $3
Depreciation, decommissioning and
  amortization                                                           18,259                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 56,311                    3                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          5,426                   (3)                  (3)
Interest and dividend income                                                518                    -                    -
Other nonoperating income (deductions)-net                              (25,983)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (25,465)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (20,039)                  (3)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,837                    -                    -
Other interest expense - net                                             (6,433)                   -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       1,404                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (21,443)                  (3)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (85,224)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               63,781                   (3)                  (3)
Retained earnings - beginning of year                                   224,170                   (9)                   8
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $287,951                 ($12)                  $5
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Funding
                                                              Beta                 Epsilon              Gamma
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $76,285              $97,901              $43,206
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  76,285               97,901               43,206
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                   63                    3
Depreciation, decommissioning and
  Amortization                                                                -                   11                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                   74                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         76,282               97,827               43,203
Interest and dividend income                                                  -                1,002                    -
Other nonoperating income (deductions)-net                                    -                  382                1,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                1,385                1,126
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    76,282               99,211               44,329
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    1                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      76,282               99,210               44,329
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             30,544               38,369               17,907
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               45,738               60,841               26,422
Retained earnings - beginning of year                                     4,039               42,093                1,952
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $49,777             $102,934              $28,374
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding      Mission Iowa Wind
                                                              Kappa                Zeta                 Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                               $601               $1,088                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     601                1,088                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                    3                   $3
Depreciation, decommissioning and
  Amortization                                                                -                  886                  140
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                  889                  143
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            598                  199                 (143)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                  426               (4,242)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  426               (4,242)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       598                  625               (4,385)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         598                  625               (4,385)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                244                 (520)              (4,347)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  354                1,145                  (38)
Retained earnings - beginning of year                                       (27)              10,119                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $327              $11,264                 ($38)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Funding       Edison Funding
                                                              Omicron Inc.         Olive Court
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                $54                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      54                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              58                   $3                    -
Depreciation, decommissioning and
  Amortization                                                               11                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     69                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (15)                  (3)                   -
Interest and dividend income                                                197                    -                    -
Other nonoperating income (deductions)-net                                    1                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    198                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       183                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                  20                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                          20                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                            12                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         175                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 66                   (1)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  109                   (2)                   -
Retained earnings - beginning of year                                        (3)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $106                  ($2)                   -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 4]
Edison Funding Company Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Funding       Consolidating        Edison Funding
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                ($9)                 $12             $280,875
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      (9)                  12              280,875
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          13,625                   (3)              51,819
Depreciation, decommissioning and
  Amortization                                                              549                   (1)              19,855
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 14,174                   (4)              71,674
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        (14,183)                  16              209,201
Interest and dividend income                                              1,597                    1                3,315
Other nonoperating income (deductions)-net                                7,511                    -              (20,779)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  9,108                    1              (17,464)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (5,075)                  17              191,737
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                7,857
Other interest expense - net                                             38,169                    -               31,737
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      38,169                    -               39,594
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                  (12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (43,244)                   5              152,143
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (15,506)                  (1)             (18,469)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (27,738)                   6              170,612
Retained earnings - beginning of year                                    52,688               11,905              346,935
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $24,950              $11,911             $517,547
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              East Coast           EC Asset Services,   EC Properties, Inc.
                                                              Capital, Inc.        Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $2                   $1                    -
Depreciation, decommissioning and
  Amortization                                                               11                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     13                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (13)                  (1)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                 (302)                 197                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   (302)                 197                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (315)                 196                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (315)                 196                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (192)                  51                ($169)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (123)                 145                  169
Retained earnings - beginning of year                                       234                  311                  273
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $111                 $456                 $442
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              EC Properties III,   EC-SLP, Inc.         ECHI-A Company
                                                              Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  Amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                   $2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               ($22)                   6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   22                   (4)
Retained earnings - beginning of year                                         2                  (10)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $24                 ($14)                   -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              ECHI-B Company       ECHI Wyvernwood,     Edison Capital
                                                                                   Inc.                 Affordable Housing
                                                                                                        97 V
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Affordable Housing
                                                              97 VI                97 VII               97 VIII
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              Affordable Housing   Affordable Housing   Housing Delaware
                                                              99A Company          99B Company          Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                  ($1)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    3
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                   (4)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                   (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                   (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                                             (1)
Retained earnings - beginning of year                                         -                    -                   (2)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                  ($3)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       John Stewart
                                                              Housing Florida      Housing Management   Company [6]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -               $5,742
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                5,742
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                   $3                7,151
Depreciation, decommissioning and
  Amortization                                                                -                  264                  225
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                  267                7,376
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)                (267)              (1,634)
Interest and dividend income                                                  -                    -                   60
Other nonoperating income (deductions)-net                                    -                    -                2,340
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                2,400
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (3)                (267)                 766
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    7
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (3)                (267)                 759
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                 (103)                  (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (3)                (164)                 766
Retained earnings - beginning of year                                        (6)                (260)                 147
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($9)               ($424)                $913
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Housing
                                                              Housing New Jersey   Housing New York     Pennsylvania
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                              ($449)                   -                ($498)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (449)                   -                 (498)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                   $3                    3
Depreciation, decommissioning and
  Amortization                                                              424                    -                  338
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    427                    3                  341
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (876)                  (3)                (839)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (876)                  (3)                (839)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (876)                  (3)                (839)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (1,528)                   -               (1,806)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  652                   (3)                 967
Retained earnings - beginning of year                                     1,455                  (15)                 511
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $2,107                 ($18)              $1,478
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Housing       Edison Housing       Edison Housing
                                                              North Carolina       Oregon, Inc.         South Carolina
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                               ($16)                   -                 ($16)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     (16)                   -                  (16)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                   $3                    3
Depreciation, decommissioning and
  amortization                                                               14                    -                   15
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     17                    3                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (33)                  (3)                 (34)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (33)                  (3)                 (34)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (33)                  (3)                 (34)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (81)                   -                  (57)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   48                   (3)                  23
Retained earnings - beginning of year                                       649                   (5)                 218
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $697                  ($8)                $241
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              EHI Development      EHI Development      MHICAL 94 Company
                                                              Company              Fund
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -              ($1,767)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -               (1,767)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                   $3                    3
Depreciation, decommissioning and
  Amortization                                                                -                    -                  992
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                    3                  995
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)                  (3)              (2,762)
Interest and dividend income                                                  -                  502                   33
Other nonoperating income (deductions)-net                                   30                   27                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     30                  529                   33
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        27                  526               (2,729)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          27                  526               (2,729)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 14                  390               (7,262)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   13                  136                4,533
Retained earnings - beginning of year                                        78                  664               13,221
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $91                 $800              $17,754
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              MHICAL 95 Company    MHICAL 96 Company    MHICAL 97 Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            ($2,467)               ($925)                $346
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  (2,467)                (925)                 346
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                    3                    4
Depreciation, decommissioning and
  amortization                                                            1,752                1,064                  223
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,755                1,067                  227
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (4,222)              (1,992)                 119
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                  117                3,458                2,964
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    117                3,458                2,964
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (4,105)               1,466                3,083
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (4,105)               1,466                3,083
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (11,750)              (2,462)                (740)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                7,645                3,928                3,823
Retained earnings - beginning of year                                    12,962               10,873                2,537
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $20,607              $14,801               $6,360
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              MHIFED 94 Company    MHIFED 95 Company    MHIFED 96 Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               ($23)                $109                   $8
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   23                 (109)                  (8)
Retained earnings - beginning of year                                     6,096                5,417                  (47)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $6,119               $5,308                 ($55)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              MHIFED 96A Company   MHIFED 97 Company    Mission Housing
                                                                                                        Alpha
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                 $191
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                  191
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    3
Depreciation, decommissioning and
  amortization                                                                -                    -                   23
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                  165
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                 $331                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    331                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       331                    -                  165
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         331                    -                  165
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                138                   $1                  (45)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  193                   (1)                 210
Retained earnings - beginning of year                                     1,115                   (5)                (110)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,308                  ($6)                $100
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Beta                 Delta                Denver
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                              ($192)             ($1,333)               ($597)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (192)              (1,333)                (597)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                    3                    3
Depreciation, decommissioning and
  Amortization                                                              151                  229                  252
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    154                  232                  255
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (346)              (1,565)                (852)
Interest and dividend income                                                                       -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (346)              (1,565)                (852)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (346)              (1,565)                (852)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (1,059)              (2,585)              (2,008)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  713                1,020                1,156
Retained earnings - beginning of year                                     2,805                5,710                3,066
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $3,518               $6,730               $4,222
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Housing      Mission Housing
                                                              Epsilon              Gamma                Holdings
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                               ($46)               ($197)             ($1,000)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     (46)                (197)              (1,000)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                    3                    3
Depreciation, decommissioning and
  Amortization                                                               30                  105                  769
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     33                  108                  772
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (79)                (305)              (1,772)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                  243                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    243                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       164                 (305)              (1,772)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         164                 (305)              (1,772)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (179)                (764)              (4,910)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  343                  459                3,138
Retained earnings - beginning of year                                        77                2,153                5,662
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $420               $2,612               $8,800
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Housing      Mission Funding      Mission Housing
                                                              Theta                Theta [6]            Zeta
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                               ($62)                 ($1)               ($749)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     (62)                  (1)                (749)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               3                    -                    3
Depreciation, decommissioning and
  Amortization                                                               63                    3                  150
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     66                    3                  153
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (128)                  (4)                (902)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (128)                  (4)                (902)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (128)                  (4)                (902)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (296)                  (3)              (2,410)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  168                   (1)               1,508
Retained earnings - beginning of year                                       768                  (15)               1,550
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $936                 ($16)              $3,058
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission SA Company   Edison Housing       Edison Capital
                                                                                   Consolidation Co.    Housing Investments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                  ($2)            ($18,918)
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                   (2)             (18,918)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                    3               18,760
Depreciation, decommissioning and
  Amortization                                                                -                    1               11,161
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                    4               29,921
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)                  (6)             (48,839)
Interest and dividend income                                                  -                    -                    8
Other nonoperating income (deductions)-net                                    -                    -               37,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -               37,164
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (3)                  (6)             (11,675)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                1,398
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                1,398
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (3)                  (6)             (13,073)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                 (149)             (45,329)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (3)                 143               32,256
Retained earnings - beginning of year                                      (102)                 291              144,420
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($105)                $434             $176,676
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Edison Capital Housing Investments Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Capital
                                                              Adjustments          Housing
                                                                                   Investments
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $84,694              $61,737                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  84,694               61,737                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          12,056               38,052                    -
Depreciation, decommissioning and
  Amortization                                                                3               18,259                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 12,059               56,311                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         72,635                5,426                    -
Interest and dividend income                                                (85)                 518                    -
Other nonoperating income (deductions)-net                              (72,546)             (25,983)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (72,631)             (25,465)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         4              (20,039)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               6,432                7,837                    -
Other interest expense - net                                             (6,433)              (6,433)                   -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                          (1)               1,404                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           5              (21,443)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  1              (85,224)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    4               63,781
Retained earnings - beginning of year                                     1,482              224,170                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,486             $287,951                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital LAI   Edison Capital
                                                              (Bermuda)            (Bermuda) Ltd. [6]   Latin American
                                                              Investments, Ltd.                         Investments
                                                                                                        (Bermuda), Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $12                    -                    -
Depreciation, decommissioning and
  Amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     12                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (12)                   -                    -
Interest and dividend income                                                  2                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (10)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (10)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (4)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (6)
Retained earnings - beginning of year                                     1,350                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,344                    -                    -
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Edison Capital       Edison Capital
                                                              International        Latin American       (Netherlands)
                                                              (Bermuda) Ltd.       Investments          Holdings Company
                                                                                   Holding Company      B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $10                   $2                   $8
Depreciation, decommissioning and
  Amortization                                                                -                   11                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     10                   13                    8
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (10)                 (13)                  (8)
Interest and dividend income                                                510                  490                    -
Other nonoperating income (deductions)-net                                    -                  373                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    510                  863                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       500                  850                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  1                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           1                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         499                  850                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (83)                 248                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  582                  602                   (5)
Retained earnings - beginning of year                                       337               (1,240)                  (4)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $919                ($638)                 ($9)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Edison Capital       Mission Funding      Mission Funding Mu
                                                              (Netherlands)        Alpha                [6]
                                                              Investments B.V.
                                                              [6]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -              $75,458               $1,745
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               75,458                1,745
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                    3                    3
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                    3                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)              75,455                1,742
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (3)              75,455                1,742
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (3)              75,455                1,742
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (1)              30,024                  514
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (2)              45,431                1,228
Retained earnings - beginning of year                                        (4)               3,904                6,385
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)             $49,335               $7,613
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Funding      Mission Funding Nu   Mission
                                                              Delta                [6]                  Investments, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -               $3,956                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                3,956                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $3                    3                   $6
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      3                    3                    6
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (3)               3,953                   (6)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                5,382
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                5,382
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (3)               3,953                5,376
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (3)               3,953                5,376
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (147)               1,175                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  144                2,778                5,369
Retained earnings - beginning of year                                     5,988               11,642               (4,701)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $6,132              $14,420                 $668
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission (Bermuda)    Mission Funding      Consolidating
                                                              Investments, Ltd.    Epsilon              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -              $16,742                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               16,742                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $9                8,936              ($8,935)
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      9                8,936               (8,935)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (9)               7,806                8,935
Interest and dividend income                                                  1                    -                   (1)
Other nonoperating income (deductions)-net                                3,560                    -               (8,933)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,561                    -               (8,934)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     3,552                7,806                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       3,552                7,806                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                212                6,428                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                3,340                1,378                    2
Retained earnings - beginning of year                                    (3,126)              21,568                   (6)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $214              $22,946                  ($4)
============================================================= ==================== ==================== ====================




Edison Capital and Subsidiaries [Tier 5]
Mission Funding Epsilon Consolidated
Consolidating Statements of Income and Retained Earnings
December 31, 1999
(In thousands)


                                                              Mission Funding
                                                              Epsilon
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                            $97,901                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  97,901                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              63                    -                    -
Depreciation, decommissioning and
  amortization                                                               11                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     74                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         97,827                    -                    -
Interest and dividend income                                              1,002                    -                    -
Other nonoperating income (deductions)-net                                  382                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  1,385                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    99,211                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  1                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           1                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      99,210                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             38,369                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               60,841
Retained earnings - beginning of year                                    42,093                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $102,934                    -                    -
============================================================= ==================== ==================== ====================





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)

Name of Entity:                          1st Time Homebuyer         1010 SVN Assoc LP            1028 Howard St Assoc LP
                                         Opportunities LP
                                         (Chester County Homes)
---------------------------------------- -------------------------- ---------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,358                     $3,472                       $184

  Revenues                               $153                       $219                         $11

  Net Income (Loss)                      ($4)                       ($180)                       ($9)


Ownership Interest(s):                   99.00% by Edison Capital   99.00% by Edison Capital     99.00% by Mission Housing
                                         Housing Investments        Housing Partners IX LP       Investors Partnership






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          1101 Howard St Assoc LP     1475 167th Ave Assoc LP     16th & Church St Assoc LP
                                                                     (Bermuda Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $53                         $6,956                      $2,238

  Revenues                               $2                          $197                        $130

  Net Income (Loss)                      ($2)                        ($290)                      ($136)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      99.90% by Edison Capital    99.00% by Edison Funding
                                                                     Housing Partners XI LP      Omicron Inc.





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          1732 Champa LP (Buerger     18303 Kittridge Assoc-39    1856 Wells Court Partners
                                         Brothers Lofts)             LP (Kittridge)              LP (Wells Court)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,263                      $4,708                      $4,657

  Revenues                               $492                        $271                        $327

  Net Income (Loss)                      $122                        ($81)                       ($122)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Investments         Housing Investments         Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          210 Washington Ave Assoc    2400 Locust Assoc LP        2601 North Broad St Assoc
                                         (Renaissance Plaza)         (Locust on the Park)        LP (Station House)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,016                      $5,762                      $60

  Revenues                               $520                        $6                          $1

  Net Income (Loss)                      ($487)                      ($166)                      $2


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Corporations
                                         Housing Investments         Housing Investments         for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          2814 Fifth St Assoc LP      381 Turk St LP              5363 Dent Ave Assoc LP
                                        (Land Park Woods)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,776                      $3                          $7,781

  Revenues                               $346                        $2                          $173

  Net Income (Loss)                      ($203)                      -                           ($74)


Ownership Interest(s):                   99.00% by Edison Capital    1.00% by John Stewart       99.00% by MH II LP
                                         Housing Partners IX LP      Company

                                         0.50% by John Stewart
                                         Company






Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Abajo Del Sol LP            Abby Assoc LP (Windmere)    Admiralty Heights Assoc
                                                                                                 II 1995 LP (Kent Manor)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $5,008                      $406

  Revenues                               -                           $318                        $17

  Net Income (Loss)                      -                           ($76)                       ($56)


Ownership Interest(s):                   99.9% by Edison Capital     99.00% by MHICAL 95 LP      99.00% by Edison Capital
                                         Housing Investments                                     Housing Partners VI LP





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          AE Assoc LP (Avenida        Affordable/Citrus Glenn     Agape Housing LP
                                         Espana)                     Phase II, Ltd (Citrus
                                                                     Glenn Apts Phase II)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,096                      $549                        $24,696

  Revenues                               $528                        $108                        $40

  Net Income (Loss)                      ($219)                      ($16)                       ($33)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Edison Funding
                                         Omicron Inc.                Housing Partners VI LP      Omicron Inc.





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Alhambra Apts LP            Alma Place Assoc LP         Altamont Hotel Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $16,026                     $2,884                      $1,327

  Revenues                               $714                        -                           $92

  Net Income (Loss)                      ($244)                      -                           ($38)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XIII LP    Housing Partners IX LP      Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          AMCAL Santa Barbara Fund    Anglo Edison LLC No. 1      Anglo Edison Pinecrest LLC
                                         XXXVI LP (Positano)         (Las Brisas)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $823                        $2,880                      -

  Revenues                               $104                        $487                        -

  Net Income (Loss)                      ($56)                       ($193)                      -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Partners V LP       Omicron Inc.                Housing Investments





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Anglo Edison Ravenwood LLC  Antelope Assoc LP           Apollo Development Assoc
                                                                                                 LP (Apollo Hotel)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,665                      $4,967                      $7,494

  Revenues                               $425                        $913                        $311

  Net Income (Loss)                      $61                         ($162)                      ($48)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHICAL 95 LP      99.90% by Edison Capital
                                         Omicron Inc.                                            Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Arbor Lane Assoc Phase II   Argyle Redevelop-ment       Arroyo Vista Assoc LP
                                         LP (Timberwood)             Partnership LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $13                         $15,402                     $161

  Revenues                               $1                          $3,150                      $14

  Net Income (Loss)                      -                           ($346)                      ($6)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    99.00% by Corporations
                                         for Affordable Housing LP   Housing Investments         for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Artloft Assoc LP            Auburn Manor Apts LP        Auburn Manor LLC
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $50                         $2,427                      -

  Revenues                               $4                          $116                        -

  Net Income (Loss)                      ($2)                        ($17)                       -


Ownership Interest(s):                   35.60% by Corporations      99.00% by Edison Capital    50.00% by Edison Capital
                                         for Affordable Housing LP   Housing Partners XI LP      Housing Investments

                                         53.39% by Corporations
                                         for Affordable Housing LP
                                         II





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Avalon Courtyard LP         B.A.I. Anglo Edison         B.A.I. Edison Ravenwood
                                         (Carson Senior Housing)     Pinecrest, LLC (Pinecrest)  LP (Ravenwood)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7                          -                           $4,234

  Revenues                               $6                          -                           $774

  Net Income (Loss)                      ($3)                        -                           ($331)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      99.00% by Edison Capital    90.00% by Edison Capital
                                                                     Housing Investments         Housing Delaware, Inc.





Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Baker Park Assoc LP         Baldwin Village LP          Barnsdall Court LP (Villa
                                                                     (Watson Terrace)            Mariposa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,758                      -                           -

  Revenues                               $766                        -                           -

  Net Income (Loss)                      ($209)                      -                           -


Ownership Interest(s):                   99.00% by MHICAL 95 LP      99.90% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Investments         Housing Partners XI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Bartlett Hill Assoc LP      Beacon Manor Assoc LP       Benton Green LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,782                      $4,955                      -

  Revenues                               $436                        $127                        -

  Net Income (Loss)                      ($429)                      ($220)                      -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.90% by Edison Capital
                                         Housing Investments         Housing Partners X LP       Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Berry Ave Assoc LP          Bodega Hills Investors LP   Borregas Court LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $93                         $2,662                      $10,671

  Revenues                               $4                          $26                         $1,217

  Net Income (Loss)                      ($2)                        ($22)                       $7


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners V LP       Housing Partners XI LP



Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Boulder Creek Apartments    Bouquet Canyon Seniors LP   Bracher Assoc LP
                                         LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $27,179                     $23,336                     $9,602

  Revenues                               $778                        $164                        $438

  Net Income (Loss)                      ($473)                      ($834)                      ($176)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by MHICAL 95 LP
                                         Housing Partners X LP       Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Bradley Manor Senior Apts   Brantwood II Assoc LP       Brookline Housing Assoc
                                         LP                                                      LLC (Bridgewater)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,365                      $2,701                      $106

  Revenues                               $63                         $5                          $4

  Net Income (Loss)                      ($16)                       ($1)                        ($7)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Corporations
                                         Housing Partners VI LP      Omicron Inc.                for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Brooks School Assoc LP      Bryn Mawr - Belle Shore     Bryson Family Apts LP
                                                                     LP (The)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,649                      $2,738                      -

  Revenues                               $42                         $754                        -

  Net Income (Loss)                      $22                         ($564)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.90% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Partners XI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Burlington Arboretum LP     Burlington Senior Housing   Bush Hotel LP
                                                                     LLC
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $3,245                      $6,732

  Revenues                               -                           $19                         $601

  Net Income (Loss)                      -                           ($21)                       ($165)


Ownership Interest(s):                   94.66% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Investments         Housing Partners X LP       Omicron Inc.

                                         1.00% by Burlington Apts,
                                         Inc.



Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Caleb Affordable Housing    California Park Apts LP     Carlin LP (The)
                                         Assoc LP
                                         (Ledges/Pinebrook)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $85                         $14,518                     $154

  Revenues                               $12                         $404                        $6

  Net Income (Loss)                      ($3)                        ($96)                       ($15)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MH I LP           99.00% by Corporations
                                         for Affordable Housing LP                               for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Carlton Way Apts LP         Carson Housing LP (Carson   Carson Terrace LP
                                                                     Street)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $55                         $10,786                     -

  Revenues                               $2                          $110                        -

  Net Income (Loss)                      ($1)                        ($54)                       -


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    99.90% by Edison Capital
                                                                     Housing Partners XI LP      Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Casa Rampart LP (Rampart    C-Court LP (Cawelti Court)  CCS/Bellingham LP
                                         Apts)                                                   (Washington Grocery
                                                                                                 Building)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,719                      $1,140                      $13,638

  Revenues                               $132                        $23                         $260

  Net Income (Loss)                      ($119)                      ($6)                        ($90)


Ownership Interest(s):                   98.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners XI LP      Housing Partners VII LP     Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          CCS/Mount Vernon Housing    CCS/Renton Housing LP       CDR Senior Housing Assoc
                                         LP (La Venture)             (Renton)                    LP (Casa del Rio)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,490                      $7,515                      $154

  Revenues                               $48                         $54                         $4

  Net Income (Loss)                      ($58)                       ($57)                       ($2)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by MHIFED 94 LP
                                         Housing Investments         Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Catalonia Assoc LP          Cedarshores Limited         Centennial Place LP
                                                                     Dividend Housing
                                                                     Association LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,774                      $6,666                      $6,623

  Revenues                               -                           $444                        $568

  Net Income (Loss)                      -                           ($346)                      ($379)


Ownership Interest(s):                   99.00% by Edison Capital    98.99% by Edison Capital    99.00% by MH V LP
                                         Housing Partners VIII LP    Housing Partners XII LP

                                                                     0.01% by Mission Funding
                                                                     Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Centertown Assoc LP         Centro Partners LP (El      Cincinnati Ravenwood Apts
                                                                     Centro)                     LP (Ravenwood)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $15,015                     $8,254                      $3,256

  Revenues                               $415                        $258                        -

  Net Income (Loss)                      ($183)                      ($224)                      $55


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Investments

                                                                                                 0.95% by B.A.I. Edison
                                                                                                 Ravenwood LP (Ravenwood)




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Chamber Apts LP (The        Cochrane Village Apts LP    Colina Vista LP
                                         Chamber Bldg)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $7,160                      $5,344

  Revenues                               -                           $11                         $237

  Net Income (Loss)                      -                           ($15)                       ($159)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by MHICAL 95 LP
                                         Housing Partners XIII LP    Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Community Invest-ment LP    Conejo Valley Community     Coolidge Station Apts LLC
                                         (Oak Village Apts)          Housing Assoc (Community
                                                                     House Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5                          $3,479                      $5,842

  Revenues                               $6                          $74                         $113

  Net Income (Loss)                      -                           ($51)                       ($29)


Ownership Interest(s):                   1.00% by John Stewart       99.00% by Edison Capital    99.00% by Edison Capital
                                         Company                     Housing Investments         Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Corona Ely/Ranch Assoc LP   Corporations for            Corporations for
                                                                     Affordable Housing LP       Affordable Housing LP II
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $31                         $397                        $322

  Revenues                               $5                          $5                          $10

  Net Income (Loss)                      ($2)                        ($47)                       ($41)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      1.00% by EC Properties,     1.00% by EC Properties,
                                                                     Inc.                        Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Corporations for            Cottonwood Affordable       Coyote Springs Apts Assoc
                                         Affordable Housing LP III   Housing LP (Verde Vista)    LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $129                        $590                        $14,316

  Revenues                               $2                          $40                         $658

  Net Income (Loss)                      ($5)                        ($13)                       ($294)


Ownership Interest(s):                   1.00% by EC Properties      99.00% by Edison Capital    99.00% by Edison Funding
                                         III, Inc.                   Housing Partners VII LP     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Crescent Manor Assoc LP     Cypress Cove Assoc          Davis MHA Twin Pines
                                                                                                 Community Assoc LP
                                                                                                 (Northstar Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $25                         $6,829                      $4,999

  Revenues                               $22                         $194                        $206

  Net Income (Loss)                      $1                          ($97)                       $137


Ownership Interest(s):                   2.85% by John Stewart       99.00% by Edison Funding    99.00% by Edison Capital
                                         Company                     Omicron Inc.                Housing Partners XI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Del Carlo Court Assoc LP    Del Norte Place LP          Delta Plaza Apts LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $17,489                     $2,463                      $6,972

  Revenues                               $199                        $314                        $80

  Net Income (Loss)                      ($163)                      ($50)                       ($71)


Ownership Interest(s):                   99.00% by Edison Funding    18.00% by John Stewart      99.00% by Edison Funding
                                         Omicron Inc.                Company                     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          DeRose Housing Assoc LP     Diamond Creek Apts LP       Diamond Phase III Venture
                                                                                                 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $22,474                     -                           $20

  Revenues                               $465                        -                           -

  Net Income (Loss)                      ($419)                      -                           ($1)


Ownership Interest(s):                   99.00% by MH III LP         99.90% by Edison Capital    99.00% by Corporations
                                                                     Housing Investments         for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Don Avante Assoc I LP       Don Avante Assoc II LP      Double X Assoc 1995 LP
                                         (Don de Dios)               (Village Avante)            (Terrace Manor)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           $367

  Revenues                               -                           -                           $23

  Net Income (Loss)                      -                           -                           ($61)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          EAH Larkspur Creekside      East Cotati Ave Partners    Eastwood Homes LP
                                         Assoc LP                    LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $10,758                     $6,326                      $11,356

  Revenues                               $239                        $287                        $248

  Net Income (Loss)                      ($94)                       ($163)                      ($224)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    98.99% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Partners XI LP

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          ECH/HFC GP Partnership      ECH/HFC GP Partnership      ECH Investor Partners
                                         No. 1                       No. 2                       VI-A LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $15,326                     $6,086                      $147

  Revenues                               $1                          -                           -

  Net Income (Loss)                      ($30)                       ($2)                        ($2)


Ownership Interest(s):                   34.90% by Edison Capital    56.70% by Edison Capital    15.39% by Edison Capital
                                         Housing Investments         Housing Investments         Contributions VI Partners

                                         50.40% by MHICAL 96         43.30% by MHICAL 95
                                         Company                     Company

                                         14.70% by MHICAL 97
                                         Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          ECH Investor Partners       EDA LP (Eagle's Nest)       Edison Capital Affordable
                                         VI-B LP                                                 Housing 99A G.P.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $88                         $95                         -

  Revenues                               -                           $19                         -

  Net Income (Loss)                      ($1)                        ($4)                        -


Ownership Interest(s):                   15.39% by Edison Capital    99.00% by Corporations      27.69% by Edison Capital
                                         Contributions VI Partners   for Affordable Housing LP   Housing Investments
                                                                     II

                                                                                                 36.47% by MHICAl 96
                                                                                                 Company

                                                                                                 33.05% by MHICAL 97
                                                                                                 Company

                                                                                                 2.78% by Mission Housing
                                                                                                 Epsilon

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Edison Capital Affordable   Edison Capital Housing      Edison Capital Housing
                                         Housing 99B G.P.            Partners V LP               Partners VI LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $2,841                      $188

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           ($2)


Ownership Interest(s):                   99.99% by Edison Capital    16.38% by Edison Capital    61.82% by ECH Investor
                                         Housing Investments         Housing Investments         Partners VI-A LP

                                         0.01% by Mission Funding                                37.18% by ECH Investor
                                         Theta                                                   Partners VI-B LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital Housing      Edison Capital Housing
                                         Partners VII LP             Partners VIII LP            Partners IX LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,959                      $2,340                      -

  Revenues                               $1                          -                           -

  Net Income (Loss)                      ($35)                       ($4)                        -


Ownership Interest(s):                   19.40% by ECH/HFC GP        18.54% by ECH/HFC GP        13.5533% by Edison
                                         Partnership No. 1           Partnership No. 2           Capital Affordable
                                                                                                 Housing 99A G.P.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital Housing      Edison Capital Housing
                                         Partners X LP               Partners XI LP              Partners XII LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   19.3952% by Edison          18.62486% by Edison         13.73759% by Edison
                                         Capital Affordable          Capital Affordable          Capital Affordable
                                         Housing 99B GP              Housing 99B GP              Housing 99B GP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Edison Capital Housing      Edison Capital              Edgewood Manor Assoc II LP
                                         Partners XIII LP            Contributions VI Partners
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $8,173                      $56

  Revenues                               -                           $2                          $4

  Net Income (Loss)                      -                           ($35)                       ($1)


Ownership Interest(s):                   17.03513% by Edison         91.77% by Edison Capital    99.00% by Corporations
                                         Capital Affordable          Housing Investments         for Affordable Housing LP
                                         Housing 99B GP                                          II

                                                                     4.03% by Edison Housing
                                                                     North Carolina

                                                                     4.20% by Edison Housing
                                                                     South Carolina




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Edmundson Assoc LP          El Barrio Academy Urban     Electra Arms Senior Assoc
                                         (Willows)                   Renewal Assoc LP (El        LP
                                                                     Barrio)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,423                      $4,006                      -

  Revenues                               $170                        $111                        -

  Net Income (Loss)                      ($116)                      ($136)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Partners XI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Elizabeth West & East LP    Emanuel Grant Company LLC   Fairmont Hotel Urban
                                                                     (Capitol Heights)           Renewal Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,516                      -                           $67

  Revenues                               $133                        -                           $2

  Net Income (Loss)                      ($121)                      -                           ($4)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by Corporations
                                         Omicron Inc.                Housing Investments         for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Fairview Village Assoc LP   Farm (The) Assoc LP         Fell St Housing Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $73                         $7,741                      $31

  Revenues                               -                           $290                        $6

  Net Income (Loss)                      -                           ($125)                      ($3)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Funding    99.00% by MHIFED 94 LP
                                                                     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Fifth & Wilshire Apts LP    Flagstaff Afford-able       Florence Apts LLC
                                                                     Housing II LP (Forest
                                                                     View Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,559                      $1,110                      $4,275

  Revenues                               $21                         $33                         $116

  Net Income (Loss)                      ($32)                       ($24)                       ($216)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners VII LP     Housing Partners VII LP     Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Florin Woods Assoc LP       Forest Winds Assoc LP       Fremont Building LP
                                                                                                 (Crescent Arms)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,556                      $720                        $5,837

  Revenues                               $408                        $15                         $615

  Net Income (Loss)                      ($207)                      ($7)                        ($815)


Ownership Interest(s):                   99.00% by MHICAL 95 LP      99.00% by Mission Housing   99.00% by Edison Funding
                                                                     Investors Partnership       Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Garnet Housing Assoc LP     Gateway Housing LP          Gilroy Redwood Assoc LP
                                                                     (Gateway Townhomes)         (Redwoods)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $58,293                     $89                         $6,899

  Revenues                               -                           $13                         $195

  Net Income (Loss)                      -                           ($4)                        ($94)


Ownership Interest(s):                   99.00% by MHICAL 97 LP      99.00% by Corporations      99.00% by Edison Funding
                                                                     for Affordable Housing LP   Omicron Inc.
                                                                     II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Ginzton Assoc LP            Glen Eden Assoc LP (A       Good Samaritan Assoc LP
                                                                     Street)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,237                      -                           $49

  Revenues                               $805                        -                           $2

  Net Income (Loss)                      ($70)                       -                           ($1)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Mission Housing   99.00% by MHIFED 96A LP
                                         Omicron Inc.                Investors Partnership




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Grace Housing LP            Grandy Lake 1996 LP         Gray's Meadows Investors
                                                                     (Grandy Lake Residences)    LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           $137

  Revenues                               -                           -                           $16

  Net Income (Loss)                      -                           -                           ($9)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Mission Housing
                                         Housing Partners XI LP      Housing Investments         Investors Partnership




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Greenway Village Assoc LP   Grossman Apts Investors LP  Hamilton Place Apts LP
                                                                                                 (Larkin Place)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $19,644                     $8,809                      $1,644

  Revenues                               $243                        $104                        $97

  Net Income (Loss)                      ($94)                       ($21)                       ($11)


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.00% by Edison Funding    99.00% by Edison Capital
                                                                     Omicron Inc.                Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Hamilton Place Senior       Harry Clark Jr.             Hearthstone Group 3 LP
                                         Living LP                   Residential Center LLC      (Evergreen Court)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $30,264                     $4,928                      $2,239

  Revenues                               $27                         -                           $11

  Net Income (Loss)                      ($71)                       -                           ($34)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners VI LP      Housing Investments         Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Heartland-Wisconsin         Heather Glen Assoc LP       Hercules Senior Housing
                                         Rapids Timber Trails LLC                                Assoc LP
                                         (Timber Trails)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,556                      $5,768                      $9,544

  Revenues                               $348                        $371                        $31

  Net Income (Loss)                      ($85)                       ($173)                      ($124)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.90% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Heritage Partners LP        Highland Village Partners   Hilltop Farms LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners XII LP     Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          HMB-Atlanta I LP (Spring    Hollywood El Centro LP      Holy Family Assoc LP
                                         Branch)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,475                      $23                         $7,895

  Revenues                               $833                        $6                          $613

  Net Income (Loss)                      ($138)                      ($3)                        ($241)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 95 LP      99.00% by Edison Funding
                                         Omicron Inc.                                            Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Homestead Village Assoc LP  Hope West Apts LP           Hotel Elkhart LLC (The
                                                                                                 Cornerstone)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $59                         $106                        $8,299

  Revenues                               $5                          $1                          $400

  Net Income (Loss)                      ($2)                        -                           ($35)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         for Affordable Housing LP                               Housing Investments
                                         II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Huff Ave Assoc LP           Jackie Robinson Apts LP     Josephinum Assoc LP (The)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $10,617                     $32                         $2,503

  Revenues                               -                           -                           $1,138

  Net Income (Loss)                      -                           $3                          ($671)


Ownership Interest(s):                   99.00% by Edison Capital    1.67% by John Stewart       99.00% by Edison Capital
                                         Housing Partners VII LP     Company                     Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Junction City Apts LP       Karen Partners LP           KDF Malabar LP (Malabar
                                         (Green Park)                                            Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $50                         -                           $1,040

  Revenues                               $7                          -                           $179

  Net Income (Loss)                      ($4)                        -                           ($23)


Ownership Interest(s):                   99.00% by Corporations      99.90% by Edison Capital    99.00% by Edison Capital
                                         for Affordable Housing LP   Housing Investments         Housing Partners VI LP
                                         II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          KDF Park Glenn LP (Park     KDF Park Glenn Seniors LP   KDF Santa Paula LP (Santa
                                         Glenn)                      (Park Glenn II)             Paula)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,923                      -                           $4,611

  Revenues                               $1,033                      -                           $275

  Net Income (Loss)                      ($82)                       -                           ($42)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Kennedy Court Partners LP   Kennedy Lofts Assoc LP      King Road Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $31,699                     -                           -

  Revenues                               $201                        -                           -

  Net Income (Loss)                      ($119)                      -                           -


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.00% by Edison Capital    99.90% by Edison Capital
                                                                     Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Klamath Assoc LP            Knolls Community Assoc LP   La Brea/Franklin LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,875                      $8,957                      $138

  Revenues                               $159                        $268                        $3

  Net Income (Loss)                      ($77)                       ($384)                      ($3)


Ownership Interest(s):                   99.00% by MHICAL 96 LP      99.00% by Edison Capital    99.00% by MHIFED 95 LP
                                                                     Housing Partners IX LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Lackawana Housing Assoc     Lark Ellen LP               Larkin Pine LP
                                         (Goodwill Neighborhood
                                         Residences)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,977                      $3,817                      $37

  Revenues                               $76                         $284                        $3

  Net Income (Loss)                      ($189)                      ($178)                      ($3)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by MHIFED 95 LP
                                         Omicron Inc.                Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Larkspur Isle LP            Las Casitas LP              La Terraza Assoc LP
                                                                                                 (Carlsbad Villas at
                                                                                                 Camino Real)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2                          $3                          $28,418

  Revenues                               $1                          $2                          $2,053

  Net Income (Loss)                      -                           -                           ($456)


Ownership Interest(s):                   0.50% by John Stewart       0.50% by John Stewart       99.00% by Mission Housing
                                         Company                     Company                     Partnership 1996 LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Lavell Village Assoc LP     LL Housing LP (Laurel       LL Housing LLC
                                                                     Lakes)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $496                        $9,994                      -

  Revenues                               $17                         $144                        -

  Net Income (Loss)                      ($5)                        ($99)                       -


Ownership Interest(s):                   99.00% by MHIFED 96 LP      99.00% by Edison Capital    24.50% by Edison Capital
                                                                     Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Lee Park Investors LP       Liberty House Assoc LP      LINC-Bristol Assoc I, LP
                                                                                                 (City Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $29,071                     $45                         $1,074

  Revenues                               $7,067                      $3                          $319

  Net Income (Loss)                      $162                        ($2)                        ($51)


Ownership Interest(s):                   99.00% by Mission Housing   99.00% by Corporations      99.00% by Edison Capital
                                         Alpha                       for Affordable Housing LP   Housing Partners VI LP
                                                                     II







Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Mackenzie Park Assoc LP     Madison/Mollison LP (Park   Maple Ridge Development
                                                                     Mollison)                   Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $17                         $10,676                     $24

  Revenues                               $1                          $491                        $2

  Net Income (Loss)                      -                           ($80)                       ($1)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    99.00% by Corporations
                                         for Affordable Housing LP   Housing Investments         for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Maplewood School Apts LP    Mar Assoc LP (Frank Mar)    Marlton Residences Assoc
                                                                                                 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,727                      $20,854                     -

  Revenues                               $162                        $711                        -

  Net Income (Loss)                      ($205)                      ($423)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MAS-WT LP (Washington       Mason St Enterprises LP     Mayacamas Village Assoc LP
                                         Terrace)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $627                        $14                         $7,174

  Revenues                               $227                        $2                          $314

  Net Income (Loss)                      ($123)                      -                           ($149)


Ownership Interest(s):                   99.00% by Edison Capital    1.00% by John Stewart       99.00% by MHICAL 94 LP
                                         Housing Partners VI LP      Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          McFarland Press Assoc LP    Mercantile Housing LLC      Mercy Housing California
                                                                     (Mercantile Square)         III LP (3rd & Reed)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,641                      $8,164                      $57

  Revenues                               $199                        $1,845                      $4

  Net Income (Loss)                      ($160)                      ($471)                      ($2)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by MHIFED 95 LP
                                         Omicron Inc.                Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Mercy Housing California    Mercy Housing California    Mercy Housing California
                                         IV LP (Vista Grande)        VI LP (205 Jones)           IX LP (Sycamore)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $569                        $4,508                      $19,568

  Revenues                               $34                         $247                        $383

  Net Income (Loss)                      ($19)                       ($204)                      ($441)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHICAL 95 LP      99.00% by Edison Capital
                                         Housing Partners V LP                                   Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Merrill Road Assoc LP       Metro Senior Assoc LP       MH I LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,993                      $36                         $1,051

  Revenues                               $87                         $3                          $8

  Net Income (Loss)                      ($84)                       ($2)                        ($128)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 96A LP     1.00% by Edison Capital
                                         Omicron Inc.                                            Housing Investments

                                                                                                 99.00% by Edison Funding
                                                                                                 Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MH II LP                    MH III LP                   MH IV LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $206                        $682                        $560

  Revenues                               -                           $14                         $17

  Net Income (Loss)                      ($66)                       ($422)                      ($386)


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                         99.00% by Mission Housing   99.00% by Mission Housing   99.00% by Mission Housing
                                         Delta                       Delta                       Delta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MH V LP                     MHIFED 94 LP                MHICAL 94 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,546                      $465                        $23,468

  Revenues                               $7                          $1                          $140

  Net Income (Loss)                      ($371)                      ($30)                       ($1,485)


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                         99.00% by Mission Housing                               99.00% by Edison Funding
                                         Delta                                                   Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MHIFED 95 LP                MHICAL 95 LP                MHIFED 96 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $531                        $31,422                     $1,374

  Revenues                               $1                          $70                         $2

  Net Income (Loss)                      ($37)                       ($2,160)                    ($100)


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     5.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                                                     99.00% by Edison Funding
                                                                     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MHIFED 96A LP               MHICAL 96 LP                MHIFED 97 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $419                        $9,456                      -

  Revenues                               -                           $28                         -

  Net Income (Loss)                      ($24)                       ($1,729)                    -


Ownership Interest(s):                   1.00% by Edison Capital     1.00% by Edison Capital     1.00% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments

                                                                     99.00% by Edison Funding    99.00% by MHIFED 97
                                                                     Omicron Inc.                Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          MHICAL 97 LP                Mid-Peninsula Century       Mid-Peninsula Sharmon
                                                                     Village Assoc LP (Century   Palms Assoc LP (Sharmon
                                                                     Village)                    Palms)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,415                      $6,105                      $5,567

  Revenues                               $19                         $814                        $201

  Net Income (Loss)                      ($456)                      ($79)                       ($82)


Ownership Interest(s):                   1.00% by Edison Capital     99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Investments

                                         99.00% by MHICAL 97
                                         Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Mission Capp LP             Mission Housing Investors   Mission Housing
                                                                     Partnership                 Partnership 1996 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,722                      $1,446                      $15,278

  Revenues                               $395                        $2                          $34

  Net Income (Loss)                      ($190)                      ($107)                      ($924)


Ownership Interest(s):                   99.00% by Edison Funding    5.00% by Mission Housing    1.00% by Edison Capital
                                         Omicron Inc.                Theta                       Housing Investments

                                                                                                 99.00% by Edison Funding
                                                                                                 Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Monterra Village Assoc LP   Morgan Hill Ranch Housing   Morrone Gardens Assoc LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,228                      $1,813                      $32

  Revenues                               $213                        $3                          $6

  Net Income (Loss)                      ($152)                      ($19)                       -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by MHIFED 94 LP
                                         Housing Partners IX LP      Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Mountain View Apts LP       Mountain View Townhomes     MPT Apts LP (MacArthur
                                                                     Assoc LP                    Park)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5                          $1,057                      $5,882

  Revenues                               $2                          $40                         $930

  Net Income (Loss)                      -                           ($24)                       ($269)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by MH IV LP
                                         Housing Partners VII LP     Housing Partners VII LP

                                         0.26% by John Stewart
                                         Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          National Boston Lofts       Neary Lagoon Partners LP    North Park Village LLC
                                         Assoc LLLP (Boston Lofts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,769                      $3,670                      $2,189

  Revenues                               $1,121                      $509                        $134

  Net Income (Loss)                      ($306)                      ($383)                      ($78)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Funding
                                         Housing Investments         Omicron Inc.                Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          North Town Housing          Northwood Manor Assoc LP    Oak Forest Assoc LP
                                         Partners LP (Villa del
                                         Norte Village)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $564                        $1,037                      $766

  Revenues                               $24                         $28                         $20

  Net Income (Loss)                      ($19)                       ($46)                       ($17)


Ownership Interest(s):                   99.00% by MHIFED 96 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners VI LP      Housing Partners VII LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Oakdale Terrace Leased      Oceanside Gardens LP        Ohlone Housing Assoc LP
                                         Housing Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $8,182                      $2,780                      $530

  Revenues                               $174                        $87                         $87

  Net Income (Loss)                      ($44)                       ($43)                       ($22)


Ownership Interest(s):                   98.99% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Investments         Omicron Inc.                Housing Partners VIII LP

                                         0.01% by Mission Funding
                                         Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Olive Court Apts LP         Olive Court Housing Assoc   OL Hope LP (Olympic Hope)
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,995                      -                           -

  Revenues                               $357                        -                           -

  Net Income (Loss)                      ($223)                      -                           -


Ownership Interest(s):                   98.90% by Edison Capital    0.6% by Edison Funding      99.90% by Edison Capital
                                         Housing Investments         Olive Court                 Housing Investments

                                         0.1% by Mission Funding
                                         Omicron




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Omaha Amber Ridge LP        Ontario Senior Housing LP   Open Door Assoc LP (West
                                         (Amber Ridge)               (Ontario Plaza)             Valley)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $13,638                     $1,789                      $14,819

  Revenues                               $566                        $52                         $442

  Net Income (Loss)                      ($318)                      ($78)                       ($155)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Edison Funding
                                         Omicron Inc.                Housing Investments         Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Osage Terrace LP            Oxnard Housing Assoc LP     Pacific Terrace Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,466                      $95                         -

  Revenues                               $42                         $3                          -

  Net Income (Loss)                      ($31)                       ($1)                        -


Ownership Interest(s):                   99.89% by Edison Capital    99.00% by MHIFED 96A LP     99.00% by Edison Capital
                                         Housing Partners XII LP                                 Housing Partners IX LP



Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Pacifica Community Assoc    Pajaro Court Assoc LP       Palmer House LP
                                         LP (Villa Pacifica)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,608                      $98                         $7,884

  Revenues                               $304                        $1                          $197

  Net Income (Loss)                      ($117)                      -                           ($44)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHIFED 94 LP      99.00% by Edison Funding
                                         Housing Partners X LP                                   Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Paradise Road Partners LP   Park Land Senior Apts       Park Place 1998, LLC
                                         (Gateway Village)           Investors LP (Banducci)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $318                        $3,013                      -

  Revenues                               $45                         $55                         -

  Net Income (Loss)                      ($20)                       ($76)                       -


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners VII LP     Housing Partners XIII LP    Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Park Place Terrace LP       Park Williams Partners LP   Parkside Assoc LP
                                                                                                 (Parkside Garden)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,035                      -                           $65

  Revenues                               $47                         -                           $3

  Net Income (Loss)                      ($39)                       -                           ($2)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Corporations
                                         Housing Partners V LP       Housing Investments         for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Parkview Apts Assoc LP      Parsonage Cottage Senior    Pecan Court Assoc LP
                                         (Parkview/ Sunburst)        Residence LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $48                         $4,119

  Revenues                               -                           $7                          $26

  Net Income (Loss)                      -                           ($4)                        ($37)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Corporations      99.00% by Edison Capital
                                         Housing Investments         for Affordable Housing LP   Housing Investments
                                                                     II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Pellettieri Homes Urban     Persimmon Assoc LP          Piedmont Housing Assoc
                                         Renewal Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,660                      $13,052                     $146

  Revenues                               $82                         $127                        $10

  Net Income (Loss)                      ($373)                      ($73)                       ($7)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Capital    99.00% by Corporations
                                         Omicron Inc.                Housing Partners X LP       for Affordable Housing LP
                                                                                                 III




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Pilot Grove LP              Pinewood on Wisconsin Apts  Pines Housing LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,623                      -                           $36

  Revenues                               $594                        -                           $3

  Net Income (Loss)                      ($676)                      -                           ($1)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Corporations
                                         Housing Investments         Housing Investments         for Affordable Housing LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Pines Housing II LP         Pines Housing III LP        Pinmore Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $23                         $27                         $4,904

  Revenues                               $2                          $2                          $394

  Net Income (Loss)                      ($1)                                                    ($193)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Corporations      99.00% by MHICAL 95 LP
                                         for Affordable Housing LP   for Affordable Housing LP
                                                                     III




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Pinole Grove Assoc LP       Piper Court LP              Poco Way Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $53                         $849                        $232

  Revenues                               $4                          $287                        $46

  Net Income (Loss)                      ($1)                        $249                        ($14)


Ownership Interest(s):                   99.00% by MHIFED 95 LP      50% by John Stewart         99.00% by MHIFED 96 LP
                                                                     Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Post Office Plaza LP        Preservation Properties I   Preservation Properties
                                                                     LP                          II LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,448                      $3,877                      $3,426

  Revenues                               $10,192                     $233                        $263

  Net Income (Loss)                      $632                        $39                         $39


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Preservation Properties     Preservation Properties     Preservation Properties V
                                         III LP                      IV LP                       LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,716                      $826                        $5,272

  Revenues                               $131                        $68                         $297

  Net Income (Loss)                      $7                          $9                          $44


Ownership Interest(s):                   99.90% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Investments         Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          President John Adams        Prince Bozzuto LP           Project Home I LLC
                                         Manor Apts LP               (Fairground Commons)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $19,049                     $486                        -

  Revenues                               $459                        $64                         -

  Net Income (Loss)                      ($123)                      ($19)                       -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Mission Housing   99.99% by Edison Capital
                                         Housing Partners XIII LP    Investors Partnership       Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Providence-Brown St         PVA LP (Park Victoria)      Rancho Park Assoc LP
                                         Housing LP (Brown St)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,174                      $6,321                      $552

  Revenues                               $18                         $319                        $17

  Net Income (Loss)                      ($13)                       ($26)                       ($9)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Mission Housing
                                         Housing Partners X LP       Housing Partners IX LP      Investors Partnership




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Red Lake LP #1              Reseda Village LP           Richmond City Center
                                                                                                 Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,628                      $65                         $6,141

  Revenues                               $10                         $3                          $396

  Net Income (Loss)                      ($26)                       ($1)                        ($196)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by MHIFED 96A LP     99.00% by Edison Funding
                                         Housing Investments                                     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Rincon De Los Esteros       Rittenhouse School LP       Riverside/ Liebrandt
                                         Assoc LP                                                Partners LP (La Playa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,227                     $47                         $4,570

  Revenues                               $2,279                      $2                          $74

  Net Income (Loss)                      ($396)                      ($2)                        ($85)


Ownership Interest(s):                   99.00% by MHICAL 94 LP      99.00% by Corporations      99.00% by Edison Funding
                                                                     for Affordable Housing LP   Omicron Inc.
                                                                     II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          River Walk Apts Homes LP    Riverwalk Apts, Ltd         Roebling Village Inn
                                                                     (Colorado)                  Urban Renewal LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,107                      $10,482                     $2,503

  Revenues                               $41                         $409                        $52

  Net Income (Loss)                      ($13)                       ($245)                      ($74)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Funding
                                         Housing Partners V LP       Housing Partners XIII LP    Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Rosebloom Assoc LP          Rosecreek Senior Living LP  Round Walk Village Apts LP
                                         (Oakshade)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $4,321                      $3,755                      $43

  Revenues                               $181                        $890                        $9

  Net Income (Loss)                      ($109)                      ($219)                      ($2)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by MHIFED 96A LP
                                         Omicron Inc.                Housing Partners XIII LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Rustic Gardens Assoc LP     Salem Lafayette Urban       San Diego Golden Villa
                                                                     Renewal Assoc LP            Partners LP (Golden Villa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,268                      $58                         $8

  Revenues                               $6                          $4                          -

  Net Income (Loss)                      ($4)                        $2                          -


Ownership Interest(s):                   99.00% by Mission Housing   99.00% by Corporations      99.00% by Edison Capital
                                         Investors Partnership       for Affordable Housing LP   Housing Partners V LP
                                                                     III




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          San Juan Commons 1996 LP    San Martin de Porres LP     San Pablo Senior Housing
                                                                                                 Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,629                      -                           $4,356

  Revenues                               $6                          -                           $316

  Net Income (Loss)                      ($113)                      -                           ($124)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Funding
                                         Housing Partners X LP       Housing Investments         Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          San Pedro Gardens Assoc LP  Santa Alicia Family         Santa Alicia Gardens
                                                                     Housing Assoc               Townhomes LP (The Gardens)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,481                      $25                         $2,276

  Revenues                               $117                        $1                          $24

  Net Income (Loss)                      ($126)                      ($1)                        ($9)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHIFED 96A LP     99.00% by Edison Capital
                                         Omicron Inc.                                            Housing Partners V LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Santa Paulan Senior Apts    Saratoga Vacaville LP       Schoolhouse Court Housing
                                         Assoc LP (The Paulan)       (Saratoga Senior)           Assoc LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,742                      -                           $3,417

  Revenues                               $849                        -                           $59

  Net Income (Loss)                      ($111)                      -                           ($82)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by Edison Capital
                                         Omicron Inc.                Housing Investments         Housing Investments



Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Sea Ranch Apts LP           Seasons Affordable Senior   Second St Center LP
                                                                     Housing LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,558                      $410                        $39

  Revenues                               $9                          $22                         $3

  Net Income (Loss)                      ($4)                        ($11)                       ($1)


Ownership Interest(s):                   99.00% by Mission Housing   99.00% by MHIFED 96 LP      99.00% by MHIFED 95 LP
                                         Investors Partnership




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Serena Sunbow LP (Villa     Sherman Glen, LLC           Shiloh Arms LP
                                         Serena)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $3,280                      $80

  Revenues                               -                           $507                        $76

  Net Income (Loss)                      -                           ($235)                      ($2)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    1%GP/9.8%LP by John
                                         Housing Investments         Housing Partners IX LP      Stewart Company




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Silver City Housing LP      Silver Lake Properties LP   Sky Parkway Housing Assoc
                                                                                                 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $67                         $434                        $7,412

  Revenues                               $13                         $35                         $372

  Net Income (Loss)                      ($4)                        ($14)                       ($196)


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    99.00% by MHICAL 96 LP
                                         for Affordable Housing LP   Housing Partners VI LP
                                         II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Smyrna Gardens Assoc LP     Solinas Village Partners    South 55th St LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $25                         $20                         $29

  Revenues                               $3                          $2                          $1

  Net Income (Loss)                      ($2)                        ($1)                        -


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 95 LP      99.00% by Corporations
                                         for Affordable Housing LP                               for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          South Beach Housing Assoc   South Winery Assoc LP       Southern Hotel LP
                                         LP (Steamboat Point)        (The Winery Apts)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $19,780                     $1,830                      -

  Revenues                               $707                        $939                        -

  Net Income (Loss)                      ($331)                      ($231)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.90% by Edison Capital
                                         Omicron Inc.                Omicron Inc.                Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Springdale Kresson Assoc    Springdale Preservation     Spring Valley Commons
                                         LP (Jewish Federation)      LP (Springdale West)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $328                        -                           $61

  Revenues                               $26                         -                           -

  Net Income (Loss)                      ($15)                       -                           -


Ownership Interest(s):                   99.00% by Mission Housing   99.90% by Edison Capital    99.00% by Corporations
                                         Investors Partnership       Housing Investments         for Affordable Housing LP
                                                                                                 III




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Stevenson Housing Assoc     St. Hedwigs Gardens         St. John's LP
                                         (Park Vista)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $48                         $278                        $275

  Revenues                               -                           $26                         $287

  Net Income (Loss)                      -                           ($15)                       $13


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    1%GP/19.6%LP by John
                                         for Affordable Housing LP   Housing Partners V LP       Stewart Company
                                         III




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Stoney Creek Assoc LP       Stony Point Apt Investors   Strobridge Housing Assoc
                                                                     LP (Panas Place)            LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,031                      $11,326                     $4,449

  Revenues                               $421                        $337                        $562

  Net Income (Loss)                      ($331)                      ($297)                      ($499)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by Edison Capital
                                         Omicron Inc.                Housing Partners XI LP      Housing Partners IX LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Studebaker Building LP      Sultana Acres Assoc LP      Sunset Creek Partners LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $778                        $1,903                      $1,135

  Revenues                               $234                        $140                        $504

  Net Income (Loss)                      ($127)                      ($89)                       ($252)


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by Edison Funding    99.00% by MHICAL 95 LP
                                         Omicron Inc.                Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Sunshine Terrace LP         Tabor Grand LP              Terra Cotta Housing Assoc
                                                                                                 LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,461                      $1,771                      -

  Revenues                               $20                         $222                        -

  Net Income (Loss)                      ($27)                       ($151)                      -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.90% by Edison Capital
                                         Housing Partners V LP       Housing Investments         Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          The IBEX Group GP           Thomson Rental Housing LP   Three Oaks Housing LP
                                                                     (Washington Place)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $224                        $9,076                      $48

  Revenues                               $7                          $188                        $3

  Net Income (Loss)                      ($19)                       ($55)                       ($1)


Ownership Interest(s):                   10.00% by John Stewart      99.00% by Edison Funding    99.00% by MHIFED 95 LP
                                         Company                     Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Tierra Linda Assoc LP       Timber Sound, Ltd           Timber Sound II, Ltd
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $89                         $30,655                     $9,727

  Revenues                               $1                          $466                        $219

  Net Income (Loss)                      ($1)                        ($109)                      ($169)


Ownership Interest(s):                   99.00% by MHIFED 94 LP      99.00% by Edison Capital    99.00% by Edison Capital
                                                                     Housing Partners X LP       Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Tioga Gardens LP            Tlaquepaque Housing Assoc   Trinity Park Apts LP
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $44                         $39                         $2,844

  Revenues                               $2                          $4                          $37

  Net Income (Loss)                      ($1)                        ($1)                        ($89)


Ownership Interest(s):                   99.00% by Corporations      99.00% by MHIFED 94 LP      99.00% by Edison Capital
                                         for Affordable Housing LP                               Housing Partners X LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Trolley Terrace Townhomes   Tuscany Assoc LP (Tuscany   Twin Ponds Apts LP
                                         LP                          Villa)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,920                      $1,114                      $10,815

  Revenues                               $61                         $231                        $809

  Net Income (Loss)                      ($126)                      ($145)                      ($244)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    99.00% by Edison Capital
                                         Housing Partners IX LP      Omicron Inc.                Housing Partners XIII LP




E
dison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Union Meadows Apts          University Park             Upland Senior Housing LP
                                                                     Properties LP               (Coy D. Estes)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $5,535                      $1,067                      $610

  Revenues                               $127                        $24                         $104

  Net Income (Loss)                      ($307)                      ($36)                       ($32)


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Capital    99.00% by Edison Capital
                                         Housing Partners V LP       Housing Partners VI LP      Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Venbury Trail LP            Villa Maria Housing         Village East Apts LP
                                                                     Partnership
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,049                      $5,632                      $20

  Revenues                               $423                        $117                        $23

  Net Income (Loss)                      ($137)                      ($129)                      -


Ownership Interest(s):                   99.00% by Edison Capital    99.00% by Edison Funding    3% by John Stewart Company
                                         Housing Partners X LP       Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Vine St Court LP            Vine St Court LP II         Vista Properties LLC
                                                                                                 (Vista View)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $6,271                      $24                         $878

  Revenues                               $248                        $1                          $46

  Net Income (Loss)                      ($71)                       -                           ($81)


Ownership Interest(s):                   99.00% by MHIFED 96A LP     99.00% by MHIFED 96A LP     99.00% by Edison Capital
                                                                                                 Housing Partners VI LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Vista Sonoma Senior         Vista Verde Townhomes II    W.M. Housing Assoc LP
                                         Living LP                   LLC                         (Williamsport Manor
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $7,924                      $62

  Revenues                               -                           $60                         $9

  Net Income (Loss)                      -                           ($77)                       ($4)


Ownership Interest(s):                   99.90% by Edison Capital    99.00% by Edison Capital    99.00% by Corporations
                                         Housing Investments         Housing Partners VI LP      for Affordable Housing LP
                                                                                                 II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Walden Pond Ltd LP          Wall Street Palmer House    Walnut Ave Partnership LP
                                         (Hamlet)                    LP (Palmer Hotel)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $220                        $6,859                      $13,885

  Revenues                               $20                         $29                         -

  Net Income (Loss)                      ($10)                       ($19)                       -


Ownership Interest(s):                   99.00% by Corporations      99.00% by Edison Capital    99.00% by Edison Capital
                                         for Affordable Housing LP   Housing Partners XI LP      Housing Partners IX LP




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Washington Creek Assoc LP   West Capital Courtyard LP   Westfair LLC (Cedar Ridge)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $2,315                      $4,547                      -

  Revenues                               $196                        $289                        -

  Net Income (Loss)                      ($136)                      ($192)                      -


Ownership Interest(s):                   99.00% by Edison Funding    99.00% by MHICAL 94 LP      99.90% by Edison Capital
                                         Omicron Inc.                                            Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Westfield Condominium       Westgate Townhomes Assoc    West Oaks Apts LP
                                         Investment LP               LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $3,748                      $4,368                      -

  Revenues                               $149                        $208                        -

  Net Income (Loss)                      $52                         ($143)                      -


Ownership Interest(s):                   98.99% by Edison Capital    99.00% by MHICAL 96 LP      99.90% by Edison Capital
                                         Housing Investments                                     Housing Partners XII LP

                                         0.01% by Mission Funding
                                         Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Westport Village Homes      West Valley Hart LP (Hart   Wheeler Manor Assoc LP
                                         Assoc LP                    & Alabama)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $11,121                     -                           $3,125

  Revenues                               $123                        -                           $633

  Net Income (Loss)                      ($34)                       -                           ($302)


Ownership Interest(s):                   99.00% by Edison Funding    99.90% by Edison Capital    99.00% by Edison Funding
                                         Omicron Inc.                Housing Investments         Omicron Inc.




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          White Mountain Apache       Wilmington Housing Assoc    Wingate LLC (Regency Park)
                                         Housing                     LP (New Harbor Vista)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,889                      -                           -

  Revenues                               $52                         -                           -

  Net Income (Loss)                      ($47)                       -                           -


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.90% by Edison Capital
                                         Housing Investments         Housing Partners XI LP      Housing Investments




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Winfield Hill Assoc LP      Winnsboro Apts LP (Deer     Women's Westlake LP
                                                                     Wood)                       (Dorothy Day)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $7,716                      -                           $4,771

  Revenues                               $1,119                      -                           $103

  Net Income (Loss)                      ($292)                      -                           ($96)


Ownership Interest(s):                   99.00% by MHICAL 94 LP      99.00% by Corporations      99.00% by Edison Capital
                                                                     for Affordable Housing LP   Housing Partners XIII LP
                                                                     II




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          Woodhaven Senior            Woodland Arms Apts, Ltd     Woodleaf Village LP
                                         Residences LP               (Willow Creek)
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $21                         $623                        $2,682

  Revenues                               $4                          $142                        $67

  Net Income (Loss)                      ($1)                        ($138)                      ($124)


Ownership Interest(s):                   1.00% by John Stewart       99.00% by Edison Capital    98.99% by Edison Capital
                                         Company                     Housing Partners VII LP     Housing Partners XIII LP

                                                                                                 0.01% by Mission Funding
                                                                                                 Theta




Edison Capital
Equity Investments in Real Estate Limited Partnerships
December 31, 1999
(In thousands)


Name of Entity:                          WPA/Edison LLC (Pier A)     Yale Street LP              YWCA Villa Nueva Partners
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $2,817                      $2,317

  Revenues                               -                           $11                         $336

  Net Income (Loss)                      -                           ($28)                       ($151)


Ownership Interest(s):                   99.00% by Edison Capital    99.90% by Edison Capital    99.00% by Edison Funding
                                         Housing New York            Housing Partners XII LP     Omicron Inc.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          ABB Funding Partners LP     AIG Asian Infrastructure    AIG-GE Capital Latin
                                                                     Fund II LP                  American Infrastructure
                                                                                                 Fund LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $74                         $26,587                     $28,267

  Revenues                               $2                          $107                        $383

  Net Income (Loss)                      -                           ($1,353)                    ($857)


Ownership Interest(s):                   14.27% by Mission Funding   5.80% by Edison Capital     8.00% by Edison Capital
                                         Kappa                       Latin American              Latin American
                                                                     Investments (Bermuda) Ltd.  Investments (Bermuda) Ltd.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          AIG Emerging Europe         AIG Emerging Europe         Electricidad de La Paz,
                                         Infrastructure Fund LP      Infrastructure Management   S.A. (Electropaz)
                                                                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Ownership Interest(s):                   18.05% by Edison Capital    23.60% by Edison Capital    10% by Edison Capital
                                         Latin American              Latin American              International (Bermuda)
                                         Investments (Bermuda) Ltd.  Investments (Bermuda) Ltd.  Ltd.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          EPZ Mission Funding Mu      EPZ Mission Funding Nu      GEM Energy Company
                                         Trust                       Trust
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           $1,351

  Revenues                               -                           -                           $338

  Net Income (Loss)                      -                           -                           $171


Ownership Interest(s):                   100% by Mission Funding Mu  100% by Mission Funding Nu  50.00% by Mission Funding
                                                                                                 Epsilon




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          HpC King's College          Huntington LP               Lakota Ridge LLC
                                         Hospital (Holdings)
                                         Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $106,381                    $11,174

  Revenues                               -                           $5,216                      $300

  Net Income (Loss)                      -                           $1,088                      -


Ownership Interest(s):                   20.00% by Edison Capital    50.00% by Mission Funding   75.00% by Mission Funding
                                         (Netherlands) Investments   Zeta                        Zeta
                                         B.V.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Lyonnaise Latin America     Olmeca Cable Investments    Shaokatan Hills LLC
                                         Water Corporation Ltd.      Ltd.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           -                           $12,723

  Revenues                               -                           -                           $365

  Net Income (Loss)                      -                           -                           $21


Ownership Interest(s):                   25.8% by Edison Capital     21.7% by Edison Capital     75.00% by Mission Funding
                                         International (Bermuda)     International (Bermuda)     Zeta
                                         Ltd                         Ltd.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Summit Holdings (Law)       Storm Lake Power Partners   Trinidad and Tobago
                                         Limited (Law Hospital)                                  Methanol Co Ltd
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 -                           $184,136                    $2,400

  Revenues                               -                           $1,718                      $423

  Net Income (Loss)                      -                           ($3,538)                    $423


Ownership Interest(s):                   20% by Edison Capital       99.00% by Mission Iowa      1.0% by Edison Capital
                                         (Netherlands) Investments   Wind Company                LAI (Bermuda) Ltd.
                                         B.V.




Edison Capital
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Woodstock Hills LLC
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $9,166                      -                           -

  Revenues                               $388                        -                           -

  Net Income (Loss)                      $12                         -                           -


Ownership Interest(s):                   75.00% by Mission Funding
                                         Zeta







Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Associated           Calabasas            Carol Stream
                                                              Southern             Palatino, Inc.       Developers G.P.
                                                              Investment Company   (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $598                    -                    -
Receivables - net                                                         6,607               $1,045                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      7,205                1,045                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                  (866)              (1,786)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                          (866)              (1,786)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $6,339                ($741)                   -
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Centrelake           Irwindale Land       Mission Airport
                                                              Partners LP          Company (Inactive)   Park Development
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $8
Receivables - net                                                             -                 $349               42,908
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                   56                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  405               42,916
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                 $405              $42,916
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Industrial   Mission-Oceangate    Mission/ Ontario,
                                                              Constructors, Inc.                        Inc. (Inactive)
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                 $410
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                  222
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    9
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                  641
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                 $641
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission South Bay    Mission Texas        Mission Vacaville
                                                              Company (Inactive)   Property Holdings,   LP
                                                                                   Inc. (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                          $383                  $88                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        383                   88                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $383                  $88                    -
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Land         Consolidating        Mission Land
                                                              Company              Adjustments          Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $12,263                    -              $12,869
Receivables - net                                                       (36,784)            ($11,337)               3,669
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                   2,623               (2,901)                   -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (180)                 180                    9
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (22,078)             (14,058)              16,547
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                76,926                3,656               77,930
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        27,465              (27,465)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       104,391              (23,809)              77,930
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                       1,157               (1,157)                   -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      521               16,750               17,271
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,678               15,593               17,271
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $83,991             ($22,274)            $111,748
============================================================= ==================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                  Associated Southern   Calabasas            Carol Stream
                                                                  Investment Company    Palatino, Inc.       Developers G.P.
                                                                                        (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                             $1,729                  $309                    -
Accrued taxes                                                                     -                     -                    -
Accrued interest                                                                  -                   116                    -
Dividends payable                                                                 -                     -                    -
Deferred unbilled revenue and other
  current liabilities                                                             -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                     1,729                   425                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       2,202                    52                    -
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Other long-term liabilities                                                     (46)                  957                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                  2,156                 1,009                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      1                     -                    -
Additional paid-in capital                                                    1,240                     -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                             1,213                (2,175)                   -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                             2,454                (2,175)                   -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                   $6,339                 ($741)                   -
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                  Centrelake Partners   Irwindale Land       Mission Airport
                                                                  LP                    Company (Inactive)   Park Development
                                                                                                             Company
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                                  -               ($9,611)              $6,695
Accrued taxes                                                                     -                     -                    -
Accrued interest                                                                  -                   430                  842
Dividends payable                                                                 -                     -                    -
Deferred unbilled revenue and other
  current liabilities                                                             -                     -                    5
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                         -               ($9,181)               7,542
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                           -                  (252)               1,363
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Other long-term liabilities                                                       -                 3,044               (7,962)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                      -                 2,792               (6,599)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -                    1
Additional paid-in capital                                                        -                     -               45,081
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                                 -                 6,794               (3,109)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                                 -                 6,794               41,973
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                        -                  $405              $42,916
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                  Mission Industrial    Mission-Oceangate    Mission/ Ontario,
                                                                  Constructors, Inc.                         Inc. (Inactive)
                                                                  (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                                 $1                     -              $19,796
Accrued taxes                                                                     -                     -                    -
Accrued interest                                                                  -                     -                    -
Dividends payable                                                                 -                     -                    -
Deferred unbilled revenue and other
  current liabilities                                                             -                     -                   10
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                         1                     -               19,806
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                           -                     -               (6,222)
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Other long-term liabilities                                                       -                     -                    8
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                      -                     -               (6,214)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -                    -
Additional paid-in capital                                                        -                     -              (21,187)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                                (1)                    -                8,236
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                               ($1)                    -              (12,951)
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                        -                     -                 $641
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                  Mission South Bay     Mission Texas        Mission Vacaville
                                                                  Company (Inactive)    Property Holdings,   LP
                                                                                        Inc. (Inactive)
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                                  -                  $729                    -
Accrued taxes                                                                     -                     -                    -
Accrued interest                                                                  -                     -                    -
Dividends payable                                                                 -                     -                    -
Deferred unbilled revenue and other
  current liabilities                                                             -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                         -                   729                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                        $291                   186                    -
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                         -                     -                    -
Other long-term liabilities                                                       -                    72                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                    291                   258                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                     -                    -
Additional paid-in capital                                                        -                    32                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                                92                  (931)                   -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                                92                  (899)                   -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                     $383                   $88                    -
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                                  Mission Land Company  Consolidating        Mission Land
                                                                                        Adjustments          Company
                                                                                                             Consolidated
----------------------------------------------------------------- --------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------- --------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                 -                     -                    -
Accounts payable                                                           ($10,448)              ($8,980)                $220
Accrued taxes                                                                     -                   372                  372
Accrued interest                                                             (1,388)                    -                    -
Dividends payable                                                                 -                     -                    -
Deferred unbilled revenue and other
  current liabilities                                                           420                   890                1,325
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total current liabilities                                                   (11,416)               (7,718)               1,917
----------------------------------------------------------------- --------------------- -------------------- --------------------

Long-term debt                                                                    -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (6,590)                8,970                    -
Accumulated deferred investment
  tax credits                                                                     -                     -                    -
Customer advances and other deferred
  credits                                                                       965                  (965)                   -
Other long-term liabilities                                                   9,502                  (158)               5,417
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total deferred credits and other liabilities                                  3,877                 7,847                5,417
----------------------------------------------------------------- --------------------- -------------------- --------------------

Minority Interest                                                                 -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                             -                     -                    -
  Subject to mandatory redemption                                                 -                     -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                                -                     -                    -
Other preferred securities                                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                        -                     -                    -
----------------------------------------------------------------- --------------------- -------------------- --------------------

Common stock                                                                      -                    (2)                   -
Additional paid-in capital                                                   87,115                (9,700)             102,581
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                        -                     -                    -
  Unrealized gain in equity securities-net                                        -                     -
Retained earnings                                                             4,415               (12,701)               1,833
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total common shareholders' equity                                            91,530               (22,403)             104,414
----------------------------------------------------------------- --------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $83,991              ($22,274)            $111,748
================================================================= ===================== ==================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                 Associated           Calabasas Palatino,   Carol Stream
                                                                 Southern             Inc. (Inactive)       Developers G.P.
                                                                 Investment Company
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Unregulated power generation                                                     -                    -                     -
Financial services and other                                                  $703                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                        703                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - power exchange                                                 -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  3                    -                     -
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                         -                    -                     -
Net loss (gain) on sale of utility plant                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         3                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Operating income                                                               700                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total other income - net                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before fixed charges and taxes                                          700                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and amortization on long-term debt                                      -                    -                     -
Other interest expense - net                                                     -                    -                     -
Capitalized interest                                                             -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total fixed charges                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Minority interest                                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                            700                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income taxes                                                                   750              ($1,648)                    -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                     (50)               1,648                     -
Retained earnings - beginning of year                                        1,263               (3,823)                    -
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                             $1,213              ($2,175)                    -
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                 Centrelake           Irwindale Land        Mission Airport
                                                                 Partners LP          Company (Inactive)    Park Development
                                                                                                            Company
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Unregulated power generation                                                     -                    -                     -
Financial services and other                                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                          -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - power exchange                                                 -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                    -                   $23
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                         -                    -                   (16)
Net loss (gain) on sale of utility plant                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         -                    -                     7
---------------------------------------------------------------- -------------------- --------------------- --------------------

Operating income                                                                 -                    -                    (7)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total other income - net                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before fixed charges and taxes                                            -                    -                    (7)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and amortization on long-term debt                                      -                    -                     -
Other interest expense - net                                                     -                    -                     -
Capitalized interest                                                             -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total fixed charges                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Minority interest                                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                              -                    -                    (7)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income taxes                                                                     -              ($3,055)                3,430
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                       -                3,055                (3,437)
Retained earnings - beginning of year                                            -                3,739                   328
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                                  -               $6,794               ($3,109)
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                 Mission Industrial   Mission-Oceangate     Mission/ Ontario,
                                                                 Constructors, Inc.                         Inc. (Inactive)
                                                                 (Inactive)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Unregulated power generation                                                     -                    -                     -
Financial services and other                                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                          -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - power exchange                                                 -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                    -                     -
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                         -                    -                     -
Net loss (gain) on sale of utility plant                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Operating income                                                                 -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total other income - net                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before fixed charges and taxes                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and amortization on long-term debt                                      -                    -                     -
Other interest expense - net                                                     -                    -                     -
Capitalized interest                                                             -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total fixed charges                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Minority interest                                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income taxes                                                                   ($1)                   -               ($7,114)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                       1                    -                 7,114
Retained earnings - beginning of year                                           (2)                   -                 1,122
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                                ($1)                   -                $8,236
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                 Mission South Bay    Mission Texas         Mission Vacaville
                                                                 Company (Inactive)   Property Holdings,    LP
                                                                                      Inc. (Inactive)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Unregulated power generation                                                     -                    -                     -
Financial services and other                                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                          -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - power exchange                                                 -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                                  -                    -                     -
Depreciation, decommissioning and
  amortization                                                                   -                    -                     -
Property and other taxes                                                         -                    -                     -
Net loss (gain) on sale of utility plant                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Operating income                                                                 -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and dividend income                                                     -                    -                     -
Other nonoperating income (deductions) - net                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total other income - net                                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before fixed charges and taxes                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and amortization on long-term debt                                      -                    -                     -
Other interest expense - net                                                     -                    -                     -
Capitalized interest                                                             -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total fixed charges                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Minority interest                                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income taxes                                                                 ($340)                   -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                     340                    -                     -
Retained earnings - beginning of year                                         (248)               ($931)                    -
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                                $92                ($931)                    -
================================================================ ==================== ===================== ====================




Mission Land Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                 Mission Land         Consolidating         Mission Land
                                                                 Company              Adjustments           Company
                                                                                                            Consolidated
---------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                                 -                    -                     -
Unregulated power generation                                                     -                    -                     -
Financial services and other                                                $9,766                    -               $10,469
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating revenue                                                      9,766                    -                10,469
---------------------------------------------------------------- -------------------- --------------------- --------------------

Fuel                                                                             -                    -                     -
Purchased power - contracts                                                      -                    -                     -
Purchased power - power exchange                                                 -                    -                     -
Provisions for reg. adj. clauses - net                                           -                    -                     -
Other operation and maintenance                                              7,721                  ($4)                7,743
Depreciation, decommissioning and
  amortization                                                                 451                    -                   451
Property and other taxes                                                     2,204                    3                 2,191
Net loss (gain) on sale of utility plant                                         -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------
Total operating expenses                                                    10,376                   (1)               10,385
---------------------------------------------------------------- -------------------- --------------------- --------------------

Operating income                                                              (610)                   1                    84
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and dividend income                                                   138                   (1)                  137
Other nonoperating income (deductions) - net                                     -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total other income - net                                                       138                   (1)                  137
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before fixed charges and taxes                                         (472)                   -                   221
---------------------------------------------------------------- -------------------- --------------------- --------------------

Interest and amortization on long-term debt                                      -                    -                     -
Other interest expense - net                                                     -                    -                     -
Capitalized interest                                                             -                    -                     -
Dividends on preferred securities                                                -                    -                     -
Dividends on utility preferred stock                                             -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Total fixed charges                                                              -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Minority interest                                                                -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income before taxes                                                           (472)                   -                   221
---------------------------------------------------------------- -------------------- --------------------- --------------------

Income taxes                                                                 9,287               (1,434)                 (125)
---------------------------------------------------------------- -------------------- --------------------- --------------------

Net income                                                                  (9,759)               1,434                   346
Retained earnings - beginning of year                                       14,174              (14,135)                1,487
Dividends declared on common stock                                               -                    -                     -
Dividends declared on preferred stock                                            -                    -                     -
---------------------------------------------------------------- -------------------- --------------------- --------------------

Retained earnings - end of year                                             $4,415             ($12,701)               $1,833
================================================================ ==================== ===================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                  $12                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $12                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                           $12                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         12                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $12                    -                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $3                    -                  ($3)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                 $150                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     3                  150                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                8,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                8,701                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                3,000                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            (3)             (11,839)                   3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($3)              (8,839)                  $3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $12                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                           $150                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   150                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                               8,701                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,701                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              3,000                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (11,839)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (8,839)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $12                    -                    -
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Associated           Mission Power        Consolidating
                                                              Southern             Engineering Company  Adjustments
                                                              Engineering
                                                              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                 $109                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    1                    -
Net loss (gain) on sale of utility plant                                      -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                  122                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                 (122)                   -
Other utility operating income-net                                            -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                1,004                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                1,004                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  882                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                  882                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                  113                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                  769                    -
Retained earnings - beginning of year                                       ($3)             (12,608)                  $3
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($3)            ($11,839)                  $3
============================================================= ==================== ==================== ====================




Mission Power Engineering Company and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Power
                                                              Engineering
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $109                    -                    -
Depreciation, decommissioning and
  amortization                                                                1                    -                    -
Property and other taxes                                                     12                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    122                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (122)                   -                    -
Other utility operating income-net
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                1,004                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  1,004                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       882                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         882                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                113                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  769                    -                    -
Retained earnings - beginning of year                                   (12,608)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($11,839)                   -                    -
============================================================= ==================== ==================== ====================









Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $5                   $2                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    4                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          5                    6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        10,667               10,272                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        10,667               10,272
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $10,672              $10,278                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Balboa Energy        Bergen Point         Blue Ridge Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships                                                                   $1,024
  and unconsolidated subsidiaries                                             -                                         -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              1,024
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $1,024                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Bretton Woods        Camino Energy        Capistrano
                                                              Energy Company       Company              Cogeneration
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $24                  $16
Receivables - net                                                             -                  329                    5
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   30                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  383                   21
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              110,754               16,278
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              110,754               16,278
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               18,583                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               18,583                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $129,720              $16,299
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Centerport Energy    Chesapeake Bay       Chester Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Clayville Energy     Colonial Energy      Coronado Energy
                                                              Company              Company (Inactive)   Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Del Mar Energy       Delaware Energy      Desert Sunrise
                                                              Company              Conservers, Inc.     Energy Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $3                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          4                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         4,996                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         4,996
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,003                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Devereaux Energy     Eastern Sierra       East Maine Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                  $88                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   88                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $6,215               14,272                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         6,215               14,272
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $6,215              $14,360                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Alabama       Edison Mission       Edison Mission
                                                              Generating Company   Energy Fuel          Energy Fuel
                                                                                   Consolidated         Services, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $7                    -
Receivables - net                                                             -                   (1)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                 $661
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               49,173                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               49,173                  661
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $49,179                 $661
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Funding       Energy Global        Energy Interface
                                                              Corp.                Management, Inc.     Ltd.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------
                                                                                                   -
Cash and equivalents                                                          -               $8,738                    -
Receivables - net                                                       $44,993                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     44,993                8,738                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              616,773                 $357
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              616,773                  357
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,364               11,941                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,364               11,941                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $364,357             $637,452                 $357
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Fuel Transpor-       Fuel Resources,      Financial
                                                              tation, Inc.         Inc.                 Marketing &
                                                                                                        Trading Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -               $3,209
Receivables - net                                                             -                    -                   16
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                2,488
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                5,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                3,406
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -                3,406
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -               $9,119
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Marketing &          Holdings Co.         Operation &
                                                              Trading, Inc. [4]    Consolidated         Maintenance, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,066              $44,510                 $285
Receivables - net                                                        51,507                  114                5,112
Fuel inventory                                                                -               20,837                    -
Materials and supplies, at average cost                                       -               26,130                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         (1)               1,187                  120
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     53,572               92,778                5,517
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   382            1,876,892                   28
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           382            1,876,892                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               11,766                   24
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,766                   24
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $53,954           $1,981,436               $5,569
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       El Dorado Energy     EMP Inc. (Inactive)
                                                              Project Co.          Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                  $72                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   72                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $443,358                 (163)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       443,358                 (163)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $443,358                 ($91)                   -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Four Counties Gas    Global Power         Hanover Energy
                                                              Company (Inactive)   Investors, Inc.      Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                  $15
Receivables - net                                                             -                    -                   22
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                   37
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               10,522
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                    10,522
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -              $10,559
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Holtsville Energy    Indian Bay Energy    Jefferson Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Kings Canyon         Kingspark Energy     Laguna Energy
                                                              Energy Company       Company              Company (Inactive)
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              La Jolla Energy      Lakeview Energy      Lehigh River
                                                              Company (Inactive)   Company              Energy Company
                                                                                                        (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Longview             Madera Energy        Madison Energy
                                                              Cogeneration         Company              Company
                                                              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              $29,076
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -               29,076
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -              $29,076
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Midwest Generation   Mission Capital LP   Mission/Eagle
                                                              EME, LLC                                  Energy Company
                                                              Consolidated                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $41,692                    -                    -
Receivables - net                                                            94                    -                    -
Fuel inventory                                                           74,991                    -                    -
Materials and supplies, at average cost                                  14,166                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        809                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    131,752                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             4,264,574                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     4,264,574                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   28,740                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   28,740                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $4,425,066                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy       Mission Energy
                                                              Construction         Generation, Inc.     Holdings, Inc.
                                                              Services, Inc.       (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $5,313                    -                  ($1)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         5,313                                        (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                5,478
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                5,478
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,313                    -               $5,477
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       EME UK               Mission Energy
                                                              Holdings             International LLC    Indonesia
                                                              International Inc.   (4)                  (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $293,844                    -                    -
Receivables - net                                                       203,237                    -                    -
Fuel inventory                                                           95,399                    -                    -
Materials and supplies, at average cost                                  27,341                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     25,988                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    645,809                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             5,914,964                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       559,693             $443,358                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     6,474,657              443,358                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  408,586                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  408,586                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $7,529,052             $443,358                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy New   Mission Energy
                                                              Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $42                  $20
Receivables - net                                                             -                   42                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  851
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   84                  871
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               89,959              201,463
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                             89,959              201,463
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $90,043             $202,334
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Operations   Mission Triple       North Jackson
                                                              de Mexico, S.A. de   Cycle Systems        Energy Company
                                                              C.V.                 Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Northern Sierra      Ortega Energy        Panther Timber
                                                              Energy Company       Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Paradise Energy      Pleasant Valley      Prince George
                                                              Company (Inactive)   Energy Company       Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $9                  $12
Receivables - net                                                             -                    -                   14
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    9                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                2,887               18,702
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              2,887               18,702
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $2,896              $18,728
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $18                    -
Receivables - net                                                            $5                   21                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         13                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         18                   39                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        13,079                  622                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        13,079                  622
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $13,097                 $661                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $32                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   32                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $32                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                              Company (Inactive)   Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $1                    -
Receivables - net                                                           $49                   17                   $4
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   20                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         49                   38                   21
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               54,494               18,957
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                             54,494               18,957
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                7,241                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                7,241                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $49              $61,773              $18,978
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Silverado Energy     Silver Springs       Sonoma Geothermal
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          4                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          5                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,952                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,952                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $8,957                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              South Coast Energy   Southern Sierra      Thorofare Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                  $74                    -
Receivables - net                                                             6                   17                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   31                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          7                  122                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        30,618               48,620                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        30,618               48,620
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                9,581                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                9,581                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $30,625              $58,323                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Viejo Energy         Vista Energy         Western Sierra
                                                              Company              Company (Inactive)   Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                   $6                  $77
Receivables - net                                                             -                1,219                    7
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          4                    -                   35
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          5                1,225                  119
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        10,819                    -               66,685
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        10,819                    -               66,685
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -               11,548
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               11,548
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $10,824               $1,225              $78,352
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy               Adjustments          Energy Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $3,985                    -             $398,695
Receivables - net                                                         3,814             ($44,987)             265,816
Fuel inventory                                                                -                    -              191,227
Materials and supplies, at average cost                                       -                    -               67,637
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      2,382                   (2)              33,984
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,181              (44,989)             957,359
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                61,427                    -           12,122,334
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     5,943,858           (6,900,776)           1,940,876
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     6,005,285           (6,900,776)          14,063,210
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
   Transmission and distribution                                              -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    9,407             (328,607)             513,652
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    9,407             (328,607)             513,652
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $6,024,873          ($7,274,372)         $15,534,221
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($17,232)                $923                   $1
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (17,232)                 924                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  28,669                1,669                  (53)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               28,669                1,669                  (53)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                7,868                8,278                   40
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,633)                (593)                  12
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (765)               7,685                   52
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $10,672              $10,278                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Balboa Energy        Bergen Point         Blue Ridge Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                 $511                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                  511                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($4)                 191                  ($4)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (4)                 191                   (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   14                4,627                   13
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (10)              (4,305)                  (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $4                  322                   $4
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $1,024                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Bretton Woods        Camino Energy        Capistrano
                                                              Energy Company       Company              Cogeneration
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $37,754                    -
Accounts payable                                                           ($52)            (298,546)             ($1,466)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                7,202                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                   14                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (52)            (253,576)              (1,466)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                               319,364                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      52               24,265               14,251
Accumulated deferred investment
  tax credits                                                                 -                7,140                1,895
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  $52               31,405               16,146
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               13,716                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               18,811                1,619
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               32,527                1,619
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $129,720              $16,299
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Centerport Energy    Chesapeake Bay       Chester Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           ($44)                ($15)                  $1
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (44)                 (15)                   1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      44                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  $44                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                1,533                  141
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               (1,518)                (142)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                  $15                  ($1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Clayville Energy     Colonial Energy      Coronado Energy
                                                              Company              Company (Inactive)   Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   $5                   $4                   $5
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           ($5)                 ($4)                 ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Del Mar Energy       Delaware Energy      Desert Sunrise
                                                              Company              Conservers, Inc.     Energy Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $403                   $1                ($242)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         1                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   404                    1                 (242)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   2,321                    -                   (9)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,321                    -                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                4,755                    1                    4
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (2,477)                  (2)                 247
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,278                  ($1)                $251
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,003                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Devereaux Energy     Eastern Sierra       East Maine Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($215)                ($97)                  $1
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (215)                 (97)                   1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,985                1,772                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,985                1,772                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                               11,907                9,153                    7
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (9,462)               3,532                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,445               12,685                  ($1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $6,215              $14,360                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Alabama       Edison Mission       Edison Mission
                                                              Generating Company   Energy Fuel          Energy Fuel
                                                                                   Consolidated         Services, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                 $903
Accrued taxes                                                                 -             ($37,638)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                  757                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (36,881)                 903
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               16,437                   10
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               16,437                   10
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               27,124                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               42,499                 (252)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               69,623                 (252)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $49,179                 $661
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Funding       Energy Global        Energy Interface
                                                              Corp.                Management, Inc.     Ltd.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                                         -
Current portion of long-term debt                                       $37,754                    -                    -
Accounts payable                                                              -               $4,336                  $45
Accrued taxes                                                                 -                  863                  (10)
Accrued interest                                                          7,202                    -                    -
Dividends payable                                                             -                  659                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        37                2,695                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                44,993                8,553                   35
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          319,364                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (215)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (215)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -              208,840                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              208,840                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              118,054                    -
Additional paid-in capital                                                                   343,559                  315
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (32,987)                 (42)
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                             -               (8,352)                  49
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              420,274                  322
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $364,357             $637,452                 $357
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Fuel Transpor-       Fuel Resources,      Financial
                                                              tation, Inc.         Inc.                 Marketing &
                                                                                                        Trading Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -               $9,623
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                2,044
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -               11,667
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  (76)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                2,690
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                2,614
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                    -               (5,162)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -               (5,162)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -               $9,119
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Marketing &          Holdings Co.         Operation &
                                                              Trading, Inc.        Consolidated         Maintenance, Inc.
                                                              [4]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $52,936             ($33,292)            ($17,919)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               18,433                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                     5,551               38,740                6,122
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                58,487               23,881              (11,797)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              907,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (3,415)              28,926               (2,171)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               33,565                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (3,415)              62,491               (2,171)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -              960,441               13,946
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,118)              27,623                5,591
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (1,118)             988,064               19,537
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $53,954           $1,981,436               $5,569
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       El Dorado Energy     EMP, Inc.
                                                              Project Co.          Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $26                  $31              ($8,230)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    26                   31               (8,230)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (2)              (1,512)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)              (1,512)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                8,800
Additional paid-in capital                                              443,318                9,731                  480
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            16               (8,341)              (1,050)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       443,334                1,390               $8,230
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $443,358                 ($91)                   -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Four Counties Gas    Global Power         Hanover Energy
                                                              Company (Inactive)   Investors, Inc.      Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1                    -                  $72
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1                    -                   72
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                6,182
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                6,182
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    5                    -                4,785
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)                   -                 (480)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                   -                4,305
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -              $10,559
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Holtsville Energy    Indian Bay Energy    Jefferson Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($169)                ($38)                ($23)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (169)                 (38)                 (23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     169                   38                   23
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  169                  $38                  $23
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                  896                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         ($896)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Kings Canyon         Kingspark Energy     Laguna Energy
                                                              Energy Company       Company              Company (Inactive)
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1              ($1,259)             ($1,681)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1               (1,259)              (1,681)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                1,016
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                1,259                  688
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               $1,259                  688
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    5                    -                1,695
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)                   -               (1,718)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                   -                 ($23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              La Jolla Energy      Lakeview Energy      Lehigh River
                                                              Company (Inactive)   Company              Energy Company
                                                                                                        (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1                   $1                   $6
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1                    1                    6
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -               (1,674)
Accumulated deferred investment
  tax credits                                                                 -                    -                    6
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -               (1,668)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    5                    5               10,221
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)                  (6)              (8,559)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                 ($1)              $1,662
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Longview             Madera Energy        Madison Energy
                                                              Cogeneration         Company              Company
                                                              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1                    -                 $271
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1                    -                  271
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  ($4)               5,733
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (4)               5,733
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    5                   13               22,227
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)                  (9)                 845
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                  $4               23,072
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -              $29,076
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Midwest Generation   Mission Capital LP   Mission/Eagle
                                                              EME, LLC                                  Energy Company
                                                              Consolidated                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($49,807)           ($154,639)                  $1
Accrued taxes                                                                 9                    -                    -
Accrued interest                                                          6,185                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    31,927                   (1)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (11,686)            (154,640)                   1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,679,000                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    1
Accumulated deferred investment
  tax credits                                                             5,035                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                             260,874                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              265,909                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -              150,000                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              150,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                            2,500,000                4,641                    1
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (8,157)                  (1)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,491,843               $4,640                  ($2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $4,425,066                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy       Mission Energy
                                                              Construction         Generation, Inc.     Holdings, Inc.
                                                              Services, Inc.       (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $826                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   826                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     693                    -                 $282
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferr ed credits & other liabilities                                 693                    -                  282
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                3,807                    -                6,267
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (13)                   -               (1,072)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         3,794                    -                5,195
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,313                    -               $5,477
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       EME UK               Mission Energy
                                                              Holdings             International LLC    Indonesia
                                                              International Inc.   (4)                  (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      $187,629                    -                    -
Accounts payable                                                        345,069                  $26                   $1
Accrued taxes                                                             7,081                    -                    -
Accrued interest                                                         52,184                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other                                                                                     -
  current liabilities                                                   148,957                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               740,920                   26                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        3,044,725                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                               1,223,658                   (1)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                             686,265                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                            1,909,923                   (1)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       137,603                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                                                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            133,131                    -                    -
Additional paid-in capital                                            1,102,378              443,318                    5
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               28,358                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       432,014                   15                   (6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     1,695,881              443,333                  ($1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $7,529,052             $443,358                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy New   Mission Energy
                                                              Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $1             $103,663             ($44,638)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     1              103,663              (44,638)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               20,878              155,979
Accumulated deferred investment
  tax credits                                                                 5                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    5               20,878              155,979
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                1,137               27,502               75,760
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,143)             (62,000)              15,233
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($6)             (34,498)              90,993
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $90,043             $202,334
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Operations   Mission Triple       North Jackson
                                                              de Mexico, S.A. de   Cycle Systems        Energy Company
                                                              C.V.                 Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                   $1                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                 (176)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                 (176)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                  176                   $3
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                   (1)                 ($3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                 $175                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Northern Sierra      Ortega Energy        Panther Timber
                                                              Energy Company       Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                   $7
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                 (473)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                 (473)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                   $7                  466
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  ($7)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                 $466
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Paradise Energy      Pleasant Valley      Prince George
                                                              Company (Inactive)   Energy Company       Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($3,923)                $126                 $511
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (3,923)                 126                  511
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,982                  940                3,853
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits and other liabilities                              3,982                  940                3,853
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                3,158               12,882
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (59)              (1,328)               1,482
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          ($59)               1,830               14,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $2,896              $18,728
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $233                 $229                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   233                  229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,540               (1,159)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,540               (1,159)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                9,458                3,850                 $672
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (134)              (2,259)               ($672)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         9,324                1,591                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $13,097                 $661                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              ($4,435)                ($52)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               (4,435)                 (52)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($4)                  81                   52
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (4)                  81                  $52
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   13                1,357                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (9)               3,029                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $4                4,386                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $32                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                              Company (Inactive)   Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $37,754                    -
Accounts payable                                                           $256             (332,931)                $592
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                7,202                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    9                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   256             (287,966)                 592
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              319,364                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      12               11,871                3,648
Accumulated deferred investment
  tax credits                                                                 -                2,589                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   12               14,460                3,648
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                1,744                4,562                5,443
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,963)              11,353                9,295
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (219)              15,915               14,738
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $49              $61,773              $18,978
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     ($4)                 ($4)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits and other liabilities                                 (4)                  (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                   13                   13                   $7
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (9)                  (9)                 ($7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            $4                   $4                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Silverado Energy     Silver Springs       Sonoma Geothermal
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $972                   $1                 $129
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         1                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   973                    1                  129
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,206                    -                 (184)
Accumulated deferred investment
  tax credits                                                                 -                    -                   11
Customer advances and other deferred
  credits                                                                     -                    -                   11
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,206                    -                 (162)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                4,706                    5                3,315
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         2,072                   (6)              (3,282)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         6,778                  ($1)                 $33
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $8,957                    -                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              South Coast Energy   Southern Sierra      Thorofare Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $37,754                    -
Accounts payable                                                         $1,861             (342,773)                ($23)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                7,202                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         2                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,863             (297,805)                 (23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              319,364                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,088                7,957                   26
Accumulated deferred investment
  tax credits                                                               621                4,071                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                 (601)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,709               11,427                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                6,948                7,930                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        18,105               17,407                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        25,053               25,337                  ($3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $30,625              $58,323                    -
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Viejo Energy         Vista Energy         Western Sierra
                                                              Company              Company (Inactive)   Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                 $296              $37,754
Accounts payable                                                           $917                 (830)            (332,488)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                7,202
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         1                  666                   23
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   918                  132             (287,509)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              319,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,606                1,045               13,884
Accumulated deferred investment
  tax credits                                                                 -                    -                3,698
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,606                1,045               17,582
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                8,553                1,154                9,264
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (253)              (1,106)              19,651
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         8,300                   48               28,915
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $10,824               $1,225              $78,352
============================================================= ==================== ==================== ====================



Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy               Adjustments          Energy Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                      $1,122,067                    -           $1,122,067
Current portion of long-term debt                                             -            ($151,016)             225,679
Accounts payable                                                        129,427            1,049,855               57,740
Accrued taxes                                                             4,984               37,638               12,927
Accrued interest                                                          5,268              (28,808)              89,272
Dividends payable                                                             -                    -                  659
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    26,980                  (36)             264,503
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,288,726              907,633            1,772,847
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,488,203           (1,277,456)           7,439,308
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 (92,142)               9,369            1,501,051
Accumulated deferred investment
  tax credits                                                               (14)              (5,618)              19,439
Customer advances and other deferred
  credits                                                                    12               (2,713)                   -
Other long-term liabilities                                             264,775                3,291            1,248,169
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              172,631                4,329            2,768,659
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -             (129,567)               8,036
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -              118,054              118,054
  Subject to mandatory redemption                                             -                    -              208,840
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -              150,000
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -              118,054              476,894
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             64,130             (259,985)              64,130
Additional paid-in capital                                            2,636,908           (6,158,864)           2,629,406
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               15,211                  (33)              10,507
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       359,064             (478,485)             364,434
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     3,075,313           (6,897,367)           3,068,477
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $6,024,873          ($7,274,372)         $15,534,221
============================================================= ==================== ==================== ====================







Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                              Aguila Energy        Anacapa Energy       Arrowhead Energy
                                                              Company              Company              Company
                                                                                                        (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            ($1,233)              $2,088                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  (1,233)               2,088                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             120                1,308                    -
Depreciation, decommissioning and
  amortization                                                                -                   68                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    120                1,376                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (1,353)                 712                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (1,353)                 712                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (1,353)                 712                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (438)                 272                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (915)                 440                   (1)
Retained earnings - beginning of year                                    (7,718)              (1,032)                  13
Dividends declared on common stock, other                                     -                   (1)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,633)               ($593)                 $12
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Balboa Energy        Bergen Point         Blue Ridge Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                 $170                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                1,300                    -
Depreciation, decommissioning and
  amortization                                                                -                   14                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                1,314                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               (1,144)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               (1,144)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               (1,144)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                 (461)                  $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                (683)                  (1)
Retained earnings - beginning of year                                        (9)              (3,623)                  (8)
Dividends declared on common stock, other                                     -                    1                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($10)             ($4,305)                 ($9)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Bretton Woods        Camino Energy        Capistrano
                                                              Energy Company       Company              Cogeneration
                                                                                                        Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $49,821               $8,547
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               49,821                8,547
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                1,360                1,300
Depreciation, decommissioning and
  amortization                                                                -                  575                    8
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                1,935                1,308
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               47,886                7,239
Interest and dividend income                                                  -               20,877                  230
Other nonoperating income (deductions)-net                                    -                  (24)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               20,853                  230
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               68,739                7,469
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               26,765                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               26,765                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               41,974                7,469
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -               16,355                2,854
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               25,619                4,615
Retained earnings - beginning of year                                       $65                8,502                4,482
Dividends declared on common stock, other                                  ($65)             (15,310)              (7,478)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $18,811               $1,619
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Centerport Energy    Chesapeake Bay       Chester Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -                   (1)
Retained earnings - beginning of year                                       $47              ($1,518)                (141)
Dividends declared on common stock, other                                  ($47)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              ($1,518)               ($142)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Clayville Energy     Colonial Energy      Coronado Energy
                                                              Company              Company (Inactive)   Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -                    -
Retained earnings - beginning of year                                       ($5)                 ($4)                 ($5)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($5)                 ($4)                 ($5)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Del Mar Energy       Delaware Energy      Desert Sunrise
                                                              Company              Conservers, Inc.     Energy Company
                                                                                   (Inactive)           (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $2,254                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   2,254                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,306                    -                    -
Depreciation, decommissioning and
  amortization                                                               14                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,320                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            934                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                 $416
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                  416
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       934                    -                  416
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         934                    -                  416
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                370                    -                  165
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  564                    -                  251
Retained earnings - beginning of year                                        73                  ($2)                  (4)
Dividends declared on common stock, other                                (3,114)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($2,477)                 ($2)                $247
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Devereaux Energy     Eastern Sierra       East Maine Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            ($1,377)              $5,186                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  (1,377)               5,186                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             650                1,297                    -
Depreciation, decommissioning and
  amortization                                                                -                  204                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    650                1,501                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (2,027)               3,685                    -
Interest and dividend income                                                  4                    -                    -
Other nonoperating income (deductions)-net                                    -                   57                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      4                   57                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (2,023)               3,742                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (2,023)               3,742                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (830)               1,496                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (1,193)               2,246                   (1)
Retained earnings - beginning of year                                    (8,269)               3,143                   (7)
Dividends declared on common stock, other                                     -               (1,857)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($9,462)              $3,532                  ($8)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Alabama       Edison Mission       Edison Mission
                                                              Generating Company   Energy Fuel          Energy Fuel
                                                                                   Consolidated         Services, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $26,285                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               26,285                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                2,600                 $417
Depreciation, decommissioning and
  amortization                                                                -                5,521                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                8,121                  417
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               18,164                 (417)
Interest and dividend income                                                  -                   83                    -
Other nonoperating income (deductions)-net                                    -                5,990                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                6,073                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               24,237                 (417)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               24,237                 (417)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (21,842)                (165)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               46,079                 (252)
Retained earnings - beginning of year                                     ($509)               5,107                    -
Dividends declared on common stock, other                                  $509               (8,687)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $42,499                ($252)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Funding       Energy Global        Energy Interface
                                                              Corp.                Management, Inc.     Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $17,192                  $17
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               17,192                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  266                    -
Depreciation, decommissioning and
  amortization                                                                -                7,272                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                7,538                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                9,654                   17
Interest and dividend income                                            $26,769                  375                    1
Other nonoperating income (deductions)-net                                    -                   35                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 26,769                  410                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    26,769               10,064                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              26,769                3,759                    -
Other interest expense - net                                                  -                4,307                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                9,217                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                     $26,769               17,283                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               (7,219)                  18
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -               (3,168)                  10
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               (4,051)                   8
Retained earnings - beginning of year                                         -                    -                   41
Dividends declared on common stock, other                                     -               (4,301)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              ($8,352)                 $49
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Fuel Transpor-       Fuel Resources,      Financial
                                                              tation, Inc.         Inc.                 Marketing &
                                                                                                        Trading Co.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -               $1,942
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                1,942
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                4,123
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                4,123
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -               (2,181)
Interest and dividend income                                                  -                    -                  268
Other nonoperating income (deductions)-net                                    -                    -               (6,645)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -               (6,377)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -               (8,558)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -               (8,558)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -               (3,396)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -               (5,162)
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -              ($5,162)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Marketing &          Holdings Co.         Operation &
                                                              Trading, Inc. [4]    Consolidated         Maintenace, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $347,851             $325,798              $28,590
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 347,851              325,798               28,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -              124,763                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         350,294               55,793               25,693
Depreciation, decommissioning and
  amortization                                                                -               37,198                   25
Property and other taxes                                                      -                    -                    1
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                350,294              217,754               25,719
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (2,443)             108,044                2,871
Interest and dividend income                                                212                1,525                  289
Other nonoperating income (deductions)-net                                  229               (2,181)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    441                 (656)                 281
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (2,002)             107,388                3,152
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               50,817                    -
Other interest expense - net                                                  -                9,562                    -
Capitalized interest                                                          -               (1,779)                   -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               58,600                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (2,002)              48,788                3,152
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (884)              21,160                1,255
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (1,118)              27,628                1,897
Retained earnings - beginning of year                                         -                   (3)               3,695
Dividends declared on common stock, other                                     -                   (2)                  (1)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,118)             $27,623               $5,591
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       El Dorado Energy     EMP, Inc.
                                                              Project Co.          Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                 $199                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                  199                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  650                    -
Depreciation, decommissioning and
  amortization                                                                -                  212                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                  862                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                 (663)                   -
Interest and dividend income                                                $61                    4                    -
Other nonoperating income (deductions)-net                                    -                  146                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     61                  150                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        61                 (513)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          61                 (513)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 45                 (211)             ($2,714)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   16                 (302)               2,714
Retained earnings - beginning of year                                         -               (8,038)              (3,765)
Dividends declared on common stock, other                                     -                   (1)                   1
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $16              ($8,341)             ($1,050)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Four Counties Gas    Global Power         Hanover Energy
                                                              Company (Inactive)   Investors, Inc.      Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                 $846
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                  846
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                1,300
Depreciation, decommissioning and
  amortization                                                                -                    -                  126
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                1,426
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                 (580)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                 (573)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                 (573)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                    -                 (215)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                   -                 (358)
Retained earnings - beginning of year                                        (5)                   -                  256
Dividends declared on common stock, other                                     -                    -                 (378)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)                   -                ($480)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Holtsville Energy    Indian Bay Energy    Jefferson Energy
                                                              Company              Company              Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -                    -
Retained earnings - beginning of year                                     ($896)                 $39                 $188
Dividends declared on common stock, other                                     -                 ($39)               ($188)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($896)                   -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Kings Canyon         Kingspark Energy     Laguna Energy
                                                              Energy Company       Company              Company (Inactive)
                                                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                  $54
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                   54
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                  (54)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                    -                  (22)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                   -                  (32)
Retained earnings - beginning of year                                        (5)                $243               (1,686)
Dividends declared on common stock, other                                     -                ($243)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)                   -              ($1,718)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              La Jolla Energy      Lakeview Energy      Lehigh River
                                                              Company (Inactive)   Company              Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                   $1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                  (1)                   -
Retained earnings - beginning of year                                        (5)                  (5)             ($8,558)
Dividends declared on common stock, other                                     -                    -                   (1)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)                 ($6)             ($8,559)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Longview             Madera Energy        Madison Energy
                                                              Cogeneration         Company              Company
                                                              Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -               $4,966
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                4,966
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                  650
Depreciation, decommissioning and
  amortization                                                                -                    -                  132
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                  782
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                4,184
Interest and dividend income                                                  -                    -                   10
Other nonoperating income (deductions)-net                                    -                    -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    7
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                4,191
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                4,191
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                   $1                1,671
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                  (1)               2,520
Retained earnings - beginning of year                                        (5)                  (8)                 136
Dividends declared on common stock, other                                     -                    -               (1,811)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)                 ($9)                $845
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Midwest Generation   Mission Capital LP   Mission/Eagle
                                                              EME, LLC                                  Energy Company
                                                              Consolidated                              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $23,700                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  23,700                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     14,881                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          12,565                    -                    -
Depreciation, decommissioning and
  amortization                                                            4,949                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 32,395                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (8,695)                   -                    -
Interest and dividend income                                                 93              $13,953                    -
Other nonoperating income (deductions)-net                                   98                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    191               13,953                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (8,504)              13,953                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 300                    -                    -
Other interest expense - net                                              6,185                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -               13,953                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       6,485               13,953                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (14,989)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (6,832)                   -                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (8,157)                   -                   (1)
Retained earnings - beginning of year                                         -                    -                   (2)
Dividends declared on common stock, other                                     -                   (1)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,157)                 ($1)                 ($3)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy       Mission Energy
                                                              Construction         Holdings, Inc.       Generation, Inc.
                                                              Services, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                 $218                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                  218                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                 (218)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                 (218)                   -
Retained earnings - beginning of year                                      ($13)                (854)                   -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($13)             ($1,072)                   -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       EME UK               Mission Energy
                                                              Holdings             International LLC    Indonesia
                                                              International Inc.   (4)                  (Inactive)
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -
Unregulated power generation                                         $1,009,791                    -
Financial services and other                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                               1,009,791                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    309,493                    -
Purchased power - contracts                                                   -                    -
Purchased power - power exchange                                              -                    -
Provisions for reg. adj. clauses - net                                        -                    -
Other operation and maintenance                                         260,904                    -
Depreciation, decommissioning and
  amortization                                                          124,068                    -
Property and other taxes                                                    320                    -
Net loss (gain) on sale of utility plant                                      -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                694,785                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        315,006                    -
Interest and dividend income                                              9,434                  $61
Other nonoperating income (deductions)-net                               47,575                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 57,009                   61
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   372,015                   61
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                             199,018                    -
Other interest expense - net                                              2,178                    -
Capitalized interest                                                          -                    -
Dividends on preferred securities                                             -                    -
Dividends on utility preferred stock                                          -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                     201,196                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (35,260)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     135,559                   61
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (5,967)                  46                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              141,526                   15                   (1)
Retained earnings - beginning of year                                   290,488                    -                   (5)
Dividends declared on common stock, other                                     -                    -
Dividends declared on preferred stock                                         -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $432,014                  $15                  ($6)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Mission Energy New   Mission Energy
                                                              Mexico (Inactive)    York, Inc.           Wales Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              ($5,219)             $34,153
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               (5,219)              34,153
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                2,402                    -
Depreciation, decommissioning and
  amortization                                                                -                1,267                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                3,669                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               (8,888)              34,153
Interest and dividend income                                                  -              (15,209)               2,875
Other nonoperating income (deductions)-net                                    -                9,968                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               (5,241)               2,875
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -              (14,129)              37,028
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                1,966                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                1,966                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (16,095)              37,028
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1               (5,711)              18,832
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)             (10,384)              18,196
Retained earnings - beginning of year                                    (1,142)             (51,616)              28,448
Dividends declared on common stock, other                                     -                    -              (31,411)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,143)            ($62,000)             $15,233
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Operations   Mission Triple       North Jackson
                                                              de Mexico, S.A. de   Cycle Systems        Energy Company
                                                              C.V.                 Company              (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   $1                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                   (1)                  (1)
Retained earnings - beginning of year                                         -                  153                   (2)
Dividends declared on common stock, other                                     -                 (153)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                  ($1)                 ($3)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Northern Sierra      Ortega Energy        Panther Timber
                                                              Energy Company       Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Interest and dividend income                                                  -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -                    -
Retained earnings - beginning of year                                      $133                  ($7)                $254
Dividends declared on common stock, other                                 ($133)                   -                ($254)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                  ($7)                   -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Paradise Energy      Pleasant Valley      Prince George
                                                              Company (Inactive)   Energy Company       Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                 ($12)              $3,695
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                  (12)               3,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  224                1,300
Depreciation, decommissioning and
  amortization                                                                -                    -                  614
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                  224                1,914
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                                                (236)               1,781
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    3                   42
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    3                   42
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                 (233)               1,823
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                 (233)               1,823
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                  (99)                 731
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                (134)               1,092
Retained earnings - beginning of year                                       (58)              (1,195)               1,686
Dividends declared on common stock, other                                     -                    1               (1,296)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($59)             ($1,328)              $1,482
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Quartz Peak Energy   Rapidan Energy       Reeves Bay Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $1,509                 $102                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   1,509                  102                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,328                  650                    -
Depreciation, decommissioning and
  amortization                                                               61                    4                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,389                  654                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            120                 (552)                   -
Interest and dividend income                                                 88                    -
Other nonoperating income (deductions)-net                                    -                   49                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     88                   49                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       208                 (503)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         208                 (503)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 89                 (207)                  $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  119                 (296)                  (1)
Retained earnings - beginning of year                                        86               (1,963)                (671)
Dividends declared on common stock, other                                  (339)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($134)             ($2,259)               ($672)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Ridgecrest Energy    Rio Escondido        Riverport Energy
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -               $1,427                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                1,427                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                1,427                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                1,427                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1               (3,813)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)               5,240                    -
Retained earnings - beginning of year                                        (8)              (2,210)                 $74
Dividends declared on common stock, other                                     -                   (1)                ($74)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($9)              $3,029                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              San Gabriel Energy   San Joaquin Energy   San Juan Energy
                                                              Company (Inactive)   Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                              ($476)             $14,784              $10,176
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (476)              14,784               10,176
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                1,339                1,332
Depreciation, decommissioning and
  amortization                                                                -                   30                   90
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                1,369                1,422
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (476)              13,415                8,754
Interest and dividend income                                                  -               25,148                    -
Other nonoperating income (deductions)-net                                    -                   51                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               25,199                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (476)              38,614                8,754
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               26,577                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               26,577                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (476)              12,037                8,754
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (192)               4,666                3,465
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (284)               7,371                5,289
Retained earnings - beginning of year                                    (1,680)               4,981                7,488
Dividends declared on common stock, other                                     1                 (999)              (3,482)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,963)             $11,353               $9,295
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              San Pedro Energy     Santa Ana Energy     Santa Clara Energy
                                                              Company              Company              Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 $1                   $1                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (1)                  (1)                  (1)
Retained earnings - beginning of year                                        (8)                  (8)                  (6)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($9)                 ($9)                 ($7)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Silverado Energy     Silver Springs       Sonoma Geothermal
                                                              Company              Energy Company       Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $2,466                    -              ($1,927)
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   2,466                    -               (1,927)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,307                    -                  480
Depreciation, decommissioning and
  amortization                                                               50                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,357                    -                  480
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          1,109                    -               (2,407)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                1,920
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                1,920
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     1,109                    -                 (487)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       1,109                    -                 (487)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                440                   $1                  909
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  669                   (1)              (1,396)
Retained earnings - beginning of year                                     1,517                   (5)              (1,886)
Dividends declared on common stock, other                                  (114)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $2,072                  ($6)             ($3,282)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              South Coast Energy   Southern Sierra      Thorofare Energy
                                                              Company              Energy Company       Company (Inactive)
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,837              $31,170                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,837               31,170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,302                1,353                    -
Depreciation, decommissioning and
  amortization                                                                5                   58                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,307                1,411                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         21,530               29,759                    -
Interest and dividend income                                                 55               24,317                    -
Other nonoperating income (deductions)-net                                   59                  (14)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    114               24,303                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    21,644               54,062                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               26,640                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               26,640                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      21,644               27,422                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              8,560               10,643                   $1
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               13,084               16,779                   (1)
Retained earnings - beginning of year                                     7,958                6,628                   (2)
Dividends declared on common stock, other                                (2,937)              (6,000)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $18,105              $17,407                  ($3)
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Viejo Energy         Vista Energy         Western Sierra
                                                              Company              Company (Inactive)   Energy Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $1,628                    -              $36,740
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   1,628                    -               36,740
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,309                    -                1,375
Depreciation, decommissioning and
  amortization                                                               65                    -                   37
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,374                    -                1,412
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            254                    -               35,328
Interest and dividend income                                                  -                 $149               24,260
Other nonoperating income (deductions)-net                                    -                    -                  (18)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  149               24,242
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       254                  149               59,570
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -               26,688
Other interest expense - net                                                  -                   40                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                   40               26,688
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         254                  109               32,882
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 96                   17               12,875
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  158                   92               20,007
Retained earnings - beginning of year                                      (411)              (1,198)               9,255
Dividends declared on common stock, other                                     -                    -               (9,611)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($253)             ($1,106)             $19,651
============================================================= ==================== ==================== ====================




Edison Mission Energy and Subsidiaries [Tier 3]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy               Adjustments          Energy Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $9,596            ($383,404)          $1,630,451
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   9,596             (383,404)           1,630,451
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -              449,137
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         181,201             (349,123)             571,675
Depreciation, decommissioning and
  amortization                                                            7,552                    -              190,219
Property and other taxes                                                     72                    -                  393
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                188,825             (349,123)           1,211,424
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                       (179,229)             (34,281)             419,027
Interest and dividend income                                             (3,176)            (106,272)              27,911
Other nonoperating income (deductions)-net                              (36,469)                 127               21,410
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (39,645)            (106,145)              49,321
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                  (218,874)            (140,365)             468,348
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              47,802             (100,472)             336,683
Other interest expense - net                                             27,406               (5,736)              43,942
Capitalized interest                                                    (25,692)                   -              (27,471)
Dividends on preferred securities                                        (1,013)                   -               22,375
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      48,503             (106,208)             375,529
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -               32,306               (2,954)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                    (267,377)              (1,912)              89,865
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                           (100,171)               9,880              (40,412)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                             (167,206)             (11,792)             130,277
Retained earnings - beginning of year                                   226,840             (266,891)             234,345
Dividends declared on common stock, other                               299,430             (199,802)                (188)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $359,064            ($478,485)            $364,434
============================================================= ==================== ==================== ====================




Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          American Bituminous Power   Salinas River               Smithtown Cogeneration, LP
                                         Partners, LP                Cogeneration Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                               $76,420                 $19,002                    $4,976

  Revenues                                             $13,948                  $9,492                         -

  Net Income (Loss)                                    ($1,080)                 $1,889                         -


Nature/Purpose of Business:              To own an 80MW              To own and operate a 38MW   To own and operate power
                                         cogeneration facility in    cogeneration facility in    production facilities.
                                         Grant Town, WV.             Monterey Co., CA.


Ownership Interest(s):                   49.5% by Aguila Energy      50% by Anacapa Energy       50% by Balboa Energy
                                         Company                     Company                     Company

                                         0.5% by Pleasant Valley                                 50% by Kingspark Energy
                                         Energy Co.                                              Company






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          TEVCO/Mission Bayonne       Cogen Technologies NJ       Bretton Woods
                                         Partnershp                  Ventures                    Cogeneration, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                $829                        $363                        $717

  Revenues                                              $140                         $38                           -

  Net Income (Loss)                                     $140                         $18                           -


Nature/Purpose of Business:              To own a limited            To own a 165 MW facility    To own and operate power
                                         partnership interest in     known as the Bayonne        production facilities.
                                         the Cogen Technologies NJ   Project.
                                         Venture.


Ownership Interest(s):                   50% by Bergen Point         .375% by Bergen Point       50% by Blue Ridge Energy
                                         Energy Company              Energy Company              Company

                                                                     .75% by TEVCO/- Mission     50% by Bretton Woods
                                                                     Bayonne Partnership         Energy Company








Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Watson Cogeneration         James River Cogeneration    Riverhead Cogeneration I,
                                         Company                     Company                     LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                            $114,295                     $33,082                        $488

  Revenues                                          $118,223                     $22,078                           -

  Net Income (Loss)                                  $48,513                      $8,578                           -


Nature/Purpose of Business:              To own and operate a        To own and operate the      To own and operate power
                                         385MW cogeneration          110MW cogeneration          production facilities.
                                         facility at ARCO's LA       facility in Hopewell,
                                         Refinery in Carson, CA      Chester County, VA.


Ownership Interest(s):                   49% by Camino Energy        50% by Capistrano           50% by Centerport Energy
                                         Company                     Cogeneration Company        Company

                                                                                                 50% by Ridgecrest Energy
                                                                                                 Company






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Delaware Clean Energy       Commonwealth Atlantic LP    Oconee Energy, LP
                                         Project
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                   -                     $56,500                           -

  Revenues                                                 -                     $14,691                           -

  Net Income (Loss)                                        -                        $658                           -


Nature/Purpose of Business:              To own and operate power    To own a 340MW power        To own and operate power
                                         production facilities.      production facility in      production facilities.
                                                                     Chesapeake, VA.


Ownership Interest(s):                   50% by Chesapeake Bay       50% by Chickahominy River   50% by Clayville Energy
                                         Energy Company              Energy Corp.                Company

                                                                                                 50% by Coronado Energy
                                                                                                 Company







Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Mid-Set Cogenera-tion       Auburndale Power            Saguaro Power Company, LP
                                         Company                     Partners, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                             $10,065                     $71,631                     $49,346

  Revenues                                            $9,719                     $26,171                     $25,529

  Net Income (Loss)                                   $2,142                     ($1,466)                     $5,008


Nature/Purpose of Business:              To own and operate a 38MW   To own and operate a        To own and operate a 90MW
                                         cogeneration facility in    150MW power production      cogeneration facility in
                                         Kern Co., CA                facility in Florida.        Henderson, NV.


Ownership Interest(s):                   50% by Del Mar Energy       49% by Devereaux Energy     50% by Eastern Sierra
                                         Company                     Company                     Energy Co.

                                                                     1% by El Dorado Energy
                                                                     Company







Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Mission Interface           Four Star Oil & Gas         Brookhaven Cogeneration LP
                                         Partnership Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $363                    $147,019                      $2,588

  Revenues                                               -                     $78,759                           -

  Net Income (Loss)                                    $17                     $25,444                           -


Nature/Purpose of Business:              To own and operate power    To own an interest in       To own and operate power
                                         production facilities.      common stock of domestic    production facilities.
                                                                     oil & gas exploration and
                                                                     production co.


Ownership Interest(s):                   50% by Edison Mission       34.88% by Edison Mission    50% by Holtsville Energy
                                         Energy Interface, Ltd       Energy Oil & Gas            Company

                                                                                                 50% by Madera Energy
                                                                                                 Company





Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Riverhead Cogeneration      Georgia Peaker, LP          Gordonsville Energy, LP
                                         III, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $432                           -                     $94,659

  Revenues                                               -                           -                     $19,642

  Net Income (Loss)                                      -                           -                      $5,182


Nature/Purpose of Business:              To own and operate power    To own and operate power    To own and operate a
                                         production facilities.      production facilities.      240MW cogeneration
                                                                                                 facility in Gordonsville,
                                                                                                 VA.


Ownership Interest(s):                   50% by Indian Bay Energy    50% by Lakeview Energy      49% by Madison Energy
                                         Company                     Company                     Company

                                         50% by Santa Ana Energy     50% by Silver Springs       1% by Rapidan Energy
                                         Company                     Energy Company              Company







Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Brooklyn Navy Yard          Triple Cycle Partnership    Sobel Cogeneration Company
                                         Cogeneration Partners, LP
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                            $243,669                           -                           -

  Revenues                                           $64,122                           -                           -

  Net Income (Loss)                                 ($14,823)                          -                           -


Nature/Purpose of Business:              To own and operate a        To own 25% interest in      Currently is inactive.
                                         286MW power production      partnership that has
                                         facility near the           rights to a proprietary
                                         Brooklyn Bridge, NY.        technology.


Ownership Interest(s):                   50% by Mission Energy New   50% by Mission Triple       50% by Northern Sierra
                                         York, Inc.                  Cycle Systems Company       Energy Company









Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          American Kiln Partners, LP  Hopewell Cogeneration, LP   Hopewell Cogeneration,
                                                                                                 Inc.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                                 -                     $43,593                        $423

  Revenues                                               -                     $15,289                        $148

  Net Income (Loss)                                      -                      $3,724                         $36


Nature/Purpose of Business:              Currently is inactive.      To own and operate a        To own and operate a
                                                                     356MW cogeneration          356MW cogeneration
                                                                     facility in Chester Co.,    facility in Chester Co.,
                                                                     VA.                         VA.


Ownership Interest(s):                   2% by Panther Timber        24.75% by Prince George     25% by Prince George
                                         Company                     Energy Co.                  Energy Co.

                                         49.5% of 53% by Aguila      1% by Hopewell
                                         Energy Company              Cogeneration, Inc.

                                         0.5% of 53% by Pleasant
                                         Valley Energy Company






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Nevada Sun-Peak LP          North Shore Energy, LP      Northville Energy
                                                                                                 Corporation
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                           $27,861                      $1,729                           -

  Revenues                                          $6,048                           -                           -

  Net Income (Loss)                                 $1,580                           -                           -


Nature/Purpose of Business:              To own 50% of the 210MW     To own and operate power    To own and operate power
                                         independent power           production facilities.      production facilities.
                                         production plant near Las
                                         Vegas, NV.


Ownership Interest(s):                   50% by Quartz Peak Energy   50% by Reeves Bay Energy    100% by North Shore
                                         Company                     Company                     Energy LP

                                                                     50% by Santa Clara Energy
                                                                     Company






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Riverhead Cogeneration      Midway-Sunset               March Point Cogeneration
                                         II, LP                      Cogeneration Company        Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                              $633                     $61,898                     $61,468

  Revenues                                               -                     $45,557                     $38,441

  Net Income (Loss)                                      -                     $15,152                      $9,877


Nature/Purpose of Business:              To own and operate power    To own and operate a        To own and operate a
                                         production facilities.      225MW cogeneration          140MW cogeneration
                                                                     facility near Taft in       facility in Anacortes, WA.
                                                                     Kern County, CA.


Ownership Interest(s):                   50% by Riverport Energy     50% by San Joaquin Energy   50% by San Juan Energy
                                         Company                     Company                     Company

                                         50% by San Pedro Energy
                                         Company






Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Coalinga Cogeneration       Harbor Cogeneration Company   Contact Energy
                                         Company                                                   Limited
---------------------------------------- --------------------------- ----------------------------- -------------------------

Equity Interest:

  Assets                                           $16,256                       $11,252                      $522,647

  Revenues                                         $10,219                        $5,636                      $132,465

  Net Income (Loss)                                 $2,357                        $3,045                       $17,226


Nature/Purpose of Business:              To own and operate a 38MW   To own and operate a 80MW     To own nine facilities
                                         cogeneration facility in    cogeneration facility at      with 2,326MW in New
                                         Fresno County, CA.          Wilmington Oil Field in LA,   Zealand and one
                                                                     CA.                           minority interest
                                                                                                   (16.7%)in a 300MW
                                                                                                   facility in Australia.


Ownership Interest(s):                   50% by Silverado Energy     30% by South Coast Energy     40% by Edison Mission
                                         Company                     Company                       Energy Taupo Limited








Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Kern River Cogeneration     TM Star Fuel Company        Sargent Canyon
                                         Company                                                 Cogeneration Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                             $66,087                      $1,365                     $19,161

  Revenues                                           $85,593                      $9,989                      $9,019

  Net Income (Loss)                                  $30,906                        $696                      $1,646


Nature/Purpose of Business:              To own and operate a        To own a 50% interest in    To own and operate a 38MW
                                         300MW Kern River (Omar      a domestic oil and gas      cogeneration facility in
                                         Hill) cogeneration          exploration and             Monterey Co, CA
                                         facility at Texaco's Kern   production company.
                                         River Oil Field near
                                         Bakersfield, CA.


Ownership Interest(s):                   50% by Southern Sierra      50% by Southern Sierra      50% by Viejo Energy
                                         Energy Company              Gas Company                 Company








Edison Mission Energy [Tier 4]
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Sycamore Cogeneration
                                         Company
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                         $81,009                           -                           -

  Revenues                                       $92,867                           -                           -

  Net Income (Loss)                              $36,633                           -                           -


Nature/Purpose of Business:              To own and operate a                      -                           -
                                         300MW cogeneration
                                         facility at Texaco's Kern
                                         River Oil Field near
                                         Bakersfield, CA.


Ownership Interest(s):                   50% by Western Sierra                     -                           -
                                         Energy Co.









Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Oil & Gas     Energy Petroleum
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                   $7                    -
Receivables - net                                                             -                   (1)                   -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    6                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $69,938               49,045                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        69,938               49,045                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $69,938              $49,051                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Pocono Fuels         Southern Sierra      Consolidating
                                                              Company (Inactive)   Gas Company          Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                 $128             ($69,938)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                  128              (69,938)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                 $128             ($69,938)
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Fuel
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $7                    -                    -
Receivables - net                                                            (1)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          6                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        49,173                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        49,173
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $49,179                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Oil & Gas     Energy Petroleum
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($37,367)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                  757                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (36,610)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  $2,291               15,860                   $5
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,291               15,860                    5
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                               21,568               27,124                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        46,079               42,677                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        67,647               69,801                  ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $69,938              $49,051                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Pocono Fuels         Southern Sierra      Consolidating
                                                              Company (Inactive)   Gas Company          Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                          ($562)                $291                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (562)                 291                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     563                    9              ($2,291)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  563                    9               (2,291)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -              (21,568)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            (1)                (172)             (46,079)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           ($1)                (172)             (67,647)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                 $128             ($69,938)
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Fuel
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($37,638)                   -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                       757                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (36,881)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  16,437                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               16,437                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                               27,124
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        42,499                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        69,623                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $49,179                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Fuel          Energy Oil & Gas     Energy Petroleum
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $25,597                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               25,597                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                1,300                    -
Depreciation, decommissioning and
  amortization                                                                -                5,521                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                6,821                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               18,776                    -
Interest and dividend income                                                  -                   83                    -
Other nonoperating income (deductions)-net                                    -                5,990                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                6,073                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               24,849                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               24,849                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (21,600)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    46,449
Retained earnings - beginning of year                                   $36,910                3,920                  ($5)
Dividends declared on common stock, other                                 9,169               (7,692)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $46,079              $42,677                  ($5)
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Pocono Fuels         Southern Sierra      Consolidating
                                                              Company (Inactive)   Gas Company          Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                 $688                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                  688                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                1,300                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                1,300                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                 (612)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                 (612)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                 (612)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                 (242)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                      (370)
Retained earnings - beginning of year                                      $541                  651             ($36,910)
Dividends declared on common stock, other                                  (542)                (453)              (9,169)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($1)               ($172)            ($46,079)
============================================================= ==================== ==================== ====================




Edison Mission Energy Fuel and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Fuel
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $26,285                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  26,285                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           2,600                    -                    -
Depreciation, decommissioning and
  amortization                                                            5,521                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  8,121                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         18,164                    -                    -
Interest and dividend income                                                 83                    -                    -
Other nonoperating income (deductions)-net                                5,990                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  6,073                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    24,237                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      24,237                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (21,842)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               46,079
Retained earnings - beginning of year                                     5,107                    -                    -
Dividends declared on common stock, other                                (8,687)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $42,499                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Majestic Energy      EME Royale Limited
                                                              Energy Global        Limited              [5]
                                                              Management, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $3                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          3                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       443,892                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       443,892
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $443,895                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy Taupo         Adjustments          Energy Global
                                                              Limited [6]                               Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $8,735                    -               $8,738
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      8,735                    -                8,738
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       629,582            ($456,701)             616,773
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       629,582             (456,701)             616,773
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    7,009                4,932               11,941
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    7,009                4,932               11,941
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $645,326            ($451,769)            $637,452
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Majestic Energy      EME Royale Limited
                                                              Energy Global        Limited              [5]
                                                              Management, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($13,277)                   -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                           612                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                     1,434                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (11,231)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (270)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (207)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            118,504                    -                    -
Additional paid-in capital                                              343,559
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (6,217)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       455,396                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $443,895                    -                    -
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy Taupo         Adjustments          Energy Global
                                                              Limited [6]                               Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $17,613                    -               $4,336
Accrued taxes                                                               863                    -                  863
Accrued interest                                                              -                    -                    -
Dividends payable                                                            47                    -                  659
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                     1,261                    -                2,695
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                19,784                    -                8,553
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                  $55                 (215)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   55                 (215)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                       208,840                    -              208,840
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                              208,840                    -              208,840
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            454,613             (454,613)             118,054
Additional paid-in capital                                                    -                    -              343,559
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (25,026)              (7,961)             (32,987)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (12,885)              10,750               (8,352)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       416,702             (451,824)             420,274
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $645,326            ($451,769)            $637,452
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Majestic Energy      EME Royale Limited
                                                              Energy Global        Limited              [5]
                                                              Management, Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                               $281                    -                    -
Other nonoperating income (deductions)-net                                  110                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    391                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       391                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                         4,458                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       4,458                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (4,067)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (2,151)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (1,916)                   -                    -
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                 4,301                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($6,217)                   -                    -
============================================================= ==================== ==================== ====================




Edison Mission Global Management, Inc. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Consolidating        Edison Mission
                                                              Energy Taupo         Adjustments          Energy Global
                                                              Limited [6]                               Management, Inc.
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $17,192                    -              $17,192
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  17,192                    -               17,192
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             266                    -                  266
Depreciation, decommissioning and
  amortization                                                            7,408                ($136)               7,272
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  7,674                 (136)               7,538
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          9,518                  136                9,654
Interest and dividend income                                                 94                    -                  375
Other nonoperating income (deductions)-net                                  (75)                   -                   35
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     19                    -                  410
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     9,537                    -               10,064
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               3,759                    -                3,759
Other interest expense - net                                              4,307                    -                4,307
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                         4,759                    -                9,217
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      12,825                    -               17,283
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (3,288)                 136               (7,219)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (1,125)                 108               (3,168)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (2,163)                  28               (4,051)
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                               (10,722)              10,722               (4,301)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $12,885              $10,750               $8,352
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Chestnut Ridge       Homer City           Mission Energy
                                                              Energy Company       Property Holdings,   Westside, Inc.
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                 $397                    -
Nuclear deco mmissioning trusts                                               -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $196,580                    -               $1,986
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       196,580                  397                1,986
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $196,580                 $397               $1,986
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Homer City       Edison Mission       Edison Mission
                                                              Generation LP [5]    Finance Co.          Holdings Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $44,454                    -                  $56
Receivables - net                                                           114                    -                    -
Fuel inventory                                                           20,837                    -                    -
Materials and supplies, at average cost                                  26,130                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,187                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     92,722                    -                   56
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,876,495                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -            1,015,762
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,876,495                    -            1,015,762
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   11,766                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   11,766                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,980,983                    -           $1,015,818
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Holdings Co.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $44,510                    -
Receivables - net                                                             -                  114                    -
Fuel inventory                                                                -               20,837                    -
Materials and supplies, at average cost                                       -               26,130                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                1,187                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               92,778                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,876,892                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                   ($1,214,328)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                    (1,214,328)           1,876,892
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               11,766                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,766                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($1,214,328)          $1,981,436                    -
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Chestnut Ridge       Homer City           Mission Energy
                                                              Energy Company       Property Holdings,   Westside, Inc.
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $107                 $103                 $107
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   107                  103                  107
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       5                    5                    5
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    5                    5                    5
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              198,794                  400                2,012
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (2,326)                (111)                (138)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       196,468                  289                1,874
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $196,580                 $397               $1,986
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Homer City       Edison Mission       Edison Mission
                                                              Generation LP [5]    Finance Co.          Holdings Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                     $1,679,964            ($813,658)           ($899,915)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               18,433
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                    38,740                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                             1,718,704             (813,658)            (881,482)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              907,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  30,149               (1,236)                  (2)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              33,565                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               63,714               (1,236)                  (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              200,801              784,731              960,438
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (2,236)              30,163               29,864
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       198,565             $814,894              990,302
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,980,983                    -           $1,015,818
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Holdings Co.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($33,292)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               18,433                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -               38,740                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               23,881                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              907,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               28,926                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               33,565                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits and other liabilities                                  -               62,491                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                           (1,186,735)             960,441
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (27,593)              27,623                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                    (1,214,328)             988,064                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($1,214,328)          $1,981,436                    -
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Chestnut Ridge       Homer City           Mission Energy
                                                              Energy Company       Property Holdings,   Westside, Inc.
                                                                                   Inc.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $184                 $184                 $184
Depreciation, decommissioning and
  amortization                                                                -                    3                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    184                  187                  184
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (184)                (187)                (184)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                   (1)                   4                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (1)                   4                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (185)                (183)                (185)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (185)                (183)                (185)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (73)                 (72)                 (73)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (112)                (111)                (112)
Retained earnings - beginning of year                                         -                   (3)                   -
Dividends declared on common stock, other                                (2,214)                   3                  (26)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($2,326)               ($111)               ($138)
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Homer City       Edison Mission       Edison Mission
                                                              Generation LP [5]    Finance Co.          Holdings Co.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $325,798                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 325,798                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    124,763                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          54,801                 $223                 $217
Depreciation, decommissioning and
  amortization                                                           37,195                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                216,759                  223                  217
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        109,039                 (223)                (217)
Interest and dividend income                                           (102,309)              50,160               53,674
Other nonoperating income (deductions)-net                               (2,155)                   -                  (28)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                               (104,464)              50,160               53,646
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     4,575               49,937               53,429
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,010                    -               43,807
Other interest expense - net                                                  -                    -                9,562
Capitalized interest                                                     (1,779)                   -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       5,231                    -               53,369
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (656)              49,937                   60
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              1,580               19,774                   24
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (2,236)              30,163                   36
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -               29,828
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($2,236)             $30,163              $29,864
============================================================= ==================== ==================== ====================




Edison Mission Holdings Co. and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Holdings Co.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $325,798                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              325,798                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -              124,763                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               55,793                    -
Depreciation, decommissioning and
  amortization                                                                -               37,198                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -              217,754                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -              108,044                    -
Interest and dividend income                                                  -                1,525                    -
Other nonoperating income (deductions)-net                                    -               (2,181)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                 (656)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -              107,388                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               50,817                    -
Other interest expense - net                                                  -                9,562                    -
Capitalized interest                                                          -               (1,779)                   -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               58,600                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               48,788                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -               21,160                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    27,628
Retained earnings - beginning of year                                         -                   (3)                   -
Dividends declared on common stock, other                              ($27,593)                  (2)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($27,593)             $27,623                    -
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Chickahominy River   Hanover Energy       Consolidating
                                                              Energy Corp.         Company              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $15                    -                    -
Receivables - net                                                            22                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         37                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        10,522               $4,305              ($4,305)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        10,522                4,305               (4,305)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $10,559               $4,305              ($4,305)
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hanover Energy
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $15                    -                    -
Receivables - net                                                            22                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         37                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        10,522                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        10,522
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $10,559                    -                    -
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Chickahominy River   Hanover Energy       Consolidating
                                                              Energy Corp.         Company              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $72                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    72                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   6,182                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                6,182                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                4,785               $4,460              ($4,460)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (480)                (155)                 155
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,305                4,305               (4,305)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $10,559               $4,305              ($4,305)
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hanover Energy
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $72                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    72                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   6,182                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                6,182                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                4,785
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                          (480)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,305                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $10,559                    -                    -
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Chickahominy River   Hanover Energy       Consolidating
                                                              Energy Corp.         Company              Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                               $846                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     846                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,300                    -                    -
Depreciation, decommissioning and
  amortization                                                              126                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,426                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (580)                   -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (573)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (573)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (215)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (358)
Retained earnings - beginning of year                                       256                 $581                ($581)
Dividends declared on common stock, other                                  (378)                (426)                 426
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($480)                $155                ($155)
============================================================= ==================== ==================== ====================




Hanover Energy Company and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Hanover Energy
                                                              Company
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                               $846                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     846                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,300                    -                    -
Depreciation, decommissioning and
  amortization                                                              126                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,426                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (580)                   -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (573)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (573)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (215)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (358)
Retained earnings - beginning of year                                       256                    -                    -
Dividends declared on common stock, other                                  (378)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($480)                   -                    -
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Midwest Generation   Collins Holdings     Edison Mission
                                                              EME, LLC             EME, LLC             Midwest Holdings
                                                                                                        Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $12                    -              $41,608
Receivables - net                                                             -                    -                   94
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          6                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         18                    -               41,702
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 3,273                    -                6,392
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                     2,495,882                    -            4,068,764
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     2,499,155                                 4,075,156
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -               28,740
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               28,740
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,499,173                    -           $4,145,598
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Midwest Generation
                                                              Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                  $72
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -               74,991
Materials and supplies, at average cost                                       -                    -               14,166
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                   $4                  799
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    4               90,028
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            4,254,909
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           $12                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                            12                                 4,254,909
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction  work in progress                                                -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $12                   $4           $4,344,937
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Midwest Generation
                                                              Adjustments          EME, LLC
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $41,692                    -
Receivables - net                                                             -                   94                    -
Fuel inventory                                                                -               74,991                    -
Materials and supplies, at average cost                                       -               14,166                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  809                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              131,752                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            4,264,574                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                   ($6,564,658)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                    (6,564,658)           4,264,574
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               28,740                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               28,740                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($6,564,658)          $4,425,066                    -
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Midwest Generation   Collins Holdings     Edison Mission
                                                              EME, LLC             EME, LLC             Midwest Holdings
                                                                                                        Co.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                                                  -
Accounts payable                                                         $3,900              ($2,083)            ($32,403)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                6,185
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                       174                2,083                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 4,074                    -              (26,218)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            1,679,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  169
Accumulated deferred investment
  tax credits                                                                33                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   33                    -                  169
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                            2,500,000                    -            2,500,000
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (4,934)                   -               (7,353)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     2,495,066                    -            2,492,647
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,499,173                    -           $4,145,598
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Midwest Generation
                                                              Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                    ($3,429,027)                ($20)          $3,409,826
Accrued taxes                                                                 -                    9                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    3               29,667
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                            (3,429,027)                  (8)           3,439,493
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (301)                   -                5,134
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                 (301)                   -                5,134
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                            3,421,999                                   650,000
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         7,341                   12              (10,564)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                     3,429,340                   12              639,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $12                   $4           $4,344,937
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Midwest Generation
                                                              Adjustments          EME, LLC
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($49,807)                   -
Accrued taxes                                                                 -                    9                    -
Accrued interest                                                              -                6,185                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -               31,927                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (11,686)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -            1,679,000                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -              260,874                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                5,035                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                          ($6,571,999)           2,500,000
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         7,341               (8,157)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                    (6,564,658)           2,491,843                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($6,564,658)          $4,425,066                    -
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Midwest Generation   Collins Holdings     Edison Mission
                                                              EME, LLC             EME, LLC             Midwest Holdings
                                                                                                        Co.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          $1,350               $2,083                  $27
Depreciation, decommissioning and
  amortization                                                                -                    -                  400
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,350                2,083                  427
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (1,350)              (2,083)                (427)
Interest and dividend income                                                 (1)                   -                   94
Other nonoperating income (deductions)-net                                    -                2,083                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (1)               2,083                   94
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (1,351)                   -                 (333)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                  300
Other interest expense - net                                                  -                    -                6,185
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                6,485
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (1,351)                   -               (6,818)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                               (535)                   -               (2,700)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (816)                                   (4,118)
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                (4,118)                   -               (3,235)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($4,934)                   -              ($7,353)
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Midwest Generation
                                                              Overseas Co. [5]     Overseas Ltd. [6]    LLC [5]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $23,700
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -               23,700
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -               14,881
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  $85               11,103
Depreciation, decommissioning and
  amortization                                                                -                    -                4,549
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                   85               30,533
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                  (85)              (6,833)
Interest and dividend income                                            $12,143                    -              (12,143)
Other nonoperating income (deductions)-net                                    -                   99                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 12,143                   99              (12,144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    12,143                   14              (18,977)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      12,143                   14              (18,977)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              4,814                    2               (8,413)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                7,329                   12              (10,564)
Retained earnings - beginning of year                                                              -                    -
Dividends declared on common stock, other                                    12                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $7,341                  $12             ($10,564)
============================================================= ==================== ==================== ====================




Midwest Generation EME, LLC and Subsidiaries [Tier 4]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Midwest Generation
                                                              Adjustments          EME, LLC
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $23,700                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               23,700                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               14,881                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         ($2,083)              12,565                    -
Depreciation, decommissioning and
  amortization                                                                -                4,949                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 (2,083)              32,395                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          2,083               (8,695)                   -
Interest and dividend income                                                  -                   93                    -
Other nonoperating income (deductions)-net                               (2,083)                  98                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 (2,083)                 191                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               (8,504)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                  300                    -
Other interest expense - net                                                  -                6,185                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                6,485                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (14,989)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -               (6,832)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    (8,157)
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                 7,341                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $7,341              ($8,157)                   -
============================================================= ==================== ==================== ====================





MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Adelaide             Beheer-en            Valley Peakers Pty
                                                              Ventures Ltd.        Beleggingsmaat       Ltd [6]
                                                                                   schappij Botara
                                                                                    B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $17                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   17                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $17                    -
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia Pte      Energy               Energy Services
                                                              Ltd. Consolidated    International        B.V.
                                                                                   B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,861                  $17                  $14
Receivables - net                                                        16,122                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,614                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     20,597                   17                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,943                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       241,842                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       243,785                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation                                        -
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      183                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      183                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $264,565                  $17                  $14
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission                            EME Caliraya B.V.
                                                              Operations &
                                                              Maintenance
                                                              Services B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $335                    -                  $17
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        335                    -                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $337                    -                  $17
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Kayalaan B.V.    EME Tri Gen B.V.     EME Victoria B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $220                  $12                   $1
Receivables - net                                                             -                    2                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        220                   14                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                1,501                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                1,501                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $220               $1,515                   $1
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Global Generation    Hydro Energy B.V.    Iberian
                                                              B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $132,402               $5,655               $5,875
Receivables - net                                                        99,562                7,029                7,108
Fuel inventory                                                          106,966                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     13,059                  643                  643
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    351,988               13,327               13,626
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             3,056,890              100,845              119,255
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               (2,796)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     3,056,890               98,049              119,255
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   40,570                1,836                6,025
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   40,570                1,836                6,025
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $3,449,448             $113,212             $138,906
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                              Ltd. Consolidated    Pty Ltd.             Consolidated
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $27,805               $2,105              $10,620
Receivables - net                                                        12,077                   22               13,062
Fuel inventory                                                            9,368                    -                2,973
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,436                  173                1,256
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     50,686                2,300               27,911
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,291,111                8,545              145,939
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                3,268                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,291,111               11,813              145,939
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   16,345                   59               17,352
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   16,345                   59               17,352
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,358,142              $14,172             $191,202
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                   Services s.r.l. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $97                    -                  $18
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         97                    -                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           (83)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           (83)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $14                    -                  $18
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                              Energy Power [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                 $294                  $22
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                  294                   22
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               23,832              127,057
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               23,832              127,057
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                   23                  978
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   23                  978
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $24,149             $128,057
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC International    MEC Laguna Power     Gulf Power
                                                              Holdings B.V.        B.V.                 Generation Co.
                                                              Consolidated                              Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $34                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         34                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         5,295               $4,268                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         5,295                4,268
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                   43                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   43                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,329               $4,311                    -
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Perth B.V.                            MEC Priolo B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,929                    -                  $30
Receivables - net                                                         2,416                    -                    -
Fuel inventory                                                            1,809                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        203                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,357                    -                   30
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                77,229                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               18,843
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        77,229                    -               18,843
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    2,668                    -                  111
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,668                    -                  111
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $90,254                    -              $18,984
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $17                  $16
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   17                   16
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $4,590                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         4,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       45                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       45                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $4,635                  $17                  $16
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.       Mission Energy       Mission Energy
                                                              Consolidated         Company (UK)         Italia s.r.l.
                                                                                   Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,244              $72,573                 $134
Receivables - net                                                        44,834                7,778                  247
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                2,363                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     91,838               82,714                  528
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216              169,704                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (25,049)              12,782                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,011,167              182,486                  197
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  321,613                2,424                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  321,613                2,424                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,424,618             $267,624                 $743
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Pride Hold Limited   Rillington           EcoElectrica
                                                              Consolidated         Holdings Limited     S.a.r.l.
                                                                                   (Inactive)           Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $12,421                    -               $1,336
Receivables - net                                                         6,754                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (190)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     18,985                    -                1,336
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               144,913                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              223,345
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       144,913                                   223,345
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    3,525                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,525                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $167,423                    -             $224,681
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Southwestern         Traralgon Power      MEC International
                                                              Generation B.V.      Pty. Ltd.            B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $14                    -               $6,723
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                   69
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         14                    -                6,792
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                2,315
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              $84,936            1,785,031
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                             84,936            1,787,346
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                  125
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                  125
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $14              $84,936           $1,794,263
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating          MEC
                                                              Adjustments            International
                                                                                     B.V. Consolidated
------------------------------------------------------------- ---------------------- ------------------ --------------------
ASSETS
------------------------------------------------------------- ---------------------- ------------------ --------------------

Cash and equivalents                                                   ($18,014)              $293,844                  -
Receivables - net                                                       (13,776)               203,237                  -
Fuel inventory                                                                -                 95,399                  -
Materials and supplies, at average cost                                       -                 27,341                  -
Accumulated deferred income taxes - net                                       -                      -                  -
Regulatory balancing accounts - net                                           -                      -                  -
Prepayments and other current assets                                    (16,563)                25,988                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total current assets                                                    (48,353)               645,809                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Nonutility property - net                                              (240,138)             5,914,964                  -
Nuclear decommissioning trusts                                                -                      -                  -
Investments in partnerships
  and unconsolidated subsidiaries                                    (1,948,969)               559,693                  -
Investments in leveraged leases                                               -                      -                  -
Other investments                                                             -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total investment and other assets                                    (2,189,107)             6,474,657                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                      -                  -
  Generation                                                                  -                      -                  -
Accumulated provision for depreciation
  and decommissioning                                                         -                      -                  -
Construction work in progress                                                 -                      -                  -
Nuclear fuel, at amortized cost                                               -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total utility plant                                                           -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Unamortized nuclear investment - net                                          -                      -                  -
Income tax-related deferred charges                                           -                      -                  -
Regulatory balancing accounts - net                                           -                      -                  -
Unamortized debt issuance and
  reacquisition expense                                                       -                      -                  -
Other deferred charges                                                   (5,359)               408,586                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total deferred charges                                                   (5,359)               408,586                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total assets                                                        ($2,242,819)            $7,529,052                  -
============================================================= ====================== ================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Adelaide Ventures    Beheer-en            Valley Power Pty
                                                              Ltd.                 Beleggingsmaat       Ltd [6]
                                                                                   schappi Botara
                                                                                   B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                   $7                    -
Accrued taxes                                                                 -                   (4)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    3                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   22                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                   14                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $17                    -
============================================================= ==================== ==================== ====================



MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia Pte      Energy               Energy Services
                                                              Ltd Consolidated     International B.V.   B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($5,251)               ($252)                  $9
Accrued taxes                                                             3,556                    -                   (5)
Accrued interest                                                              -                   14                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,695)                (238)                   4
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,367                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                 551                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,918                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            231,489                   26                   19
Additional paid-in capital                                                2,985                  208                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (474)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        30,342                   21                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       264,342                  255                   10
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $264,565                  $17                  $14
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Mission                            EME Caliraya B.V.
                                                              Operation &
                                                              Maintenance
                                                              Services B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $12                    -                   $3
Accrued taxes                                                                (5)                   -                   (3)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       4                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    4                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 19                    -                   24
Additional paid-in capital                                                  309                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            (2)                   -                   (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           326                    -                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $337                    -                  $17
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Kayalaan B.V.    EME Tri Gen B.V.     EME Victoria B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $3                  $10                  $16
Accrued taxes                                                                (3)                  (5)                 (13)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    5                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 24                   17                   21
Additional paid-in capital                                                  202                1,503                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            (6)                 (10)                 (23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           220                1,510                   (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $220               $1,515                   $1
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Global Generation    Hydro Energy B.V.    Iberian
                                                              B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      $118,349              ($2,824)              $7,724
Accounts payable                                                        162,653                3,072                3,526
Accrued taxes                                                            39,734                1,178                  599
Accrued interest                                                          3,436                1,868                2,032
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               324,172                3,294               13,881
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        1,674,967              126,294              108,208
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 862,337                8,713                8,713
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                             108,338                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              970,675                8,713                8,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  536                  536
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 40                   25                    -
Additional paid-in capital                                              443,340                8,746                9,711
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               22,944              (35,242)              (4,004)
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                        13,310                  846                1,861
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       479,634              (25,625)               7,568
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $3,449,448             $113,212             $138,906
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                              Ltd. Consolidated    Pty Ltd.             Consolidated
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $21,549                  $50              $11,547
Accounts payable                                                       (391,752)             (15,411)              16,782
Accrued taxes                                                                 -                  (76)                 983
Accrued interest                                                         16,535                    -                   93
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (353,668)             (15,437)              29,405
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          940,453                3,092              114,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  17,043                1,857                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                             508,826                  322                4,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              525,869                2,179                4,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       111,897                    -                  254
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   75
Additional paid-in capital                                               78,353                    -               45,756
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (53,758)                (927)              (3,511)
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                       108,996               25,265                  950
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       133,591               24,338               43,270
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,358,142              $14,172             $191,202
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                   Services s.r.l. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $203                    -                  $32
Accrued taxes                                                              (106)                   -                  (12)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    97                    -                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25                    -                   23
Additional paid-in capital                                                   93                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -
Retained earnings                                                          (201)                   -                  (25)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (83)                   -                   (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $14                    -                  $18
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                              Energy Power [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $10                  $16
Accrued taxes                                                                 -                   60                  (57)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   70                  (41)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                3,037                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                3,037                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   22                   21
Additional paid-in capital                                                                    15,827              126,849
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                             -                5,193                1,228
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               21,042              128,098
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $24,149             $128,057
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC International    MEC Laguna Power     Gulf Power
                                                              Holdings B.V.        B.V.                 Generation Co.
                                                              Consolidated                              Ltd. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $27                  $67                    -
Accrued taxes                                                               (14)                 (11)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    13                   56                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 21                   23                    -
Additional paid-in capital                                                4,781                4,252
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           514                  (20)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,316                4,255                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,329               $4,311                    -
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Perth B.V.                            MEC Priolo B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $3,709                    -                    -
Accounts payable                                                        (28,921)                   -              ($1,312)
Accrued taxes                                                                 -                    -                  159
Accrued interest                                                          3,097                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (22,115)                   -               (1,153)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           82,719                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  11,040                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                               9,743                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               20,783                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           372                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 23                    -                   21
Additional paid-in capital                                                    -                    -               20,457
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (3,709)                   -                  188
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        12,181                    -                 (529)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         8,495                    -               20,137
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $90,254                    -              $18,984
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $57                  $23                  $24
Accrued taxes                                                               (11)                  (9)                 (10)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    46                   14                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 23                   26                   26
Additional paid-in capital                                                4,590                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (24)                 (23)                 (24)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,589                    3                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $4,635                  $17                  $16
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.       Mission Energy       Mission Energy
                                                              Consolidated         Company (UK)         Italia s.r.l.
                                                                                   Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $21,996                    -
Accounts payable                                                      ($190,629)             (11,372)                $343
Accrued taxes                                                            (1,633)               1,406                  127
Accrued interest                                                          9,722                2,111                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (182,540)              14,141                  470
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234              129,274                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402               32,035                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082               32,035                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                  511                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698               22,751                   13
Additional paid-in capital                                                    -               11,620                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,356)               3,218                    2
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       300,440               54,074                  258
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       533,782               91,663                  273
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,424,618             $267,624                 $743
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Pride Hold Limited   Rillington           EcoElectrica
                                                              Consolidated         Holdings Limited     S.a.r.l.
                                                                                   (Inactive)           Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $21,996                    -                    -
Accounts payable                                                        (36,858)                   -                  $55
Accrued taxes                                                              (105)                   -                  102
Accrued interest                                                          2,111                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (12,856)                   -                  157
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           98,424                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  31,907                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               31,907                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   15
Additional paid-in capital                                                  161                                   224,330
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                1,822                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        47,965                    -                  179
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        49,948                    -              224,524
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $167,423                    -             $224,681
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Southwestern         Traralgon Power      MEC International
                                                              Generation B.V.      Pty. Ltd             B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -               $2,705
Accounts payable                                                             $5             ($11,153)             535,255
Accrued taxes                                                                (5)                   -              (13,751)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (11,153)             524,209
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              133,068                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               (6,883)                 (55)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               (6,883)                 (55)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 21                    -              133,131
Additional paid-in capital                                                    -                    -            1,102,378
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (20,198)              53,762
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                            (7)              (9,898)             (19,162)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            14              (30,096)           1,270,109
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $14              $84,936           $1,794,263
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating         MEC International
                                                              Adjustments           B.V. Consolidated
------------------------------------------------------------- --------------------- ------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- --------------------- ------------------- --------------------

Short-term debt                                                               -                     -                   -
Current portion of long-term debt                                      ($19,172)             $187,629                   -
Accounts payable                                                        315,770               345,069                   -
Accrued taxes                                                           (24,985)                7,081                   -
Accrued interest                                                         11,165                52,184                   -
Dividends payable                                                             -                     -                   -
Regulatory balancing accounts-net                                             -                     -                   -
Deferred unbilled revenue and other
  current liabilities                                                   148,957               148,957                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total current liabilities                                               431,735               740,920                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Long-term debt                                                       (1,040,152)            3,044,725                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Accumulated deferred income taxes - net                                  (9,859)            1,223,658                   -
Accumulated deferred investment
  tax credits                                                                 -                     -                   -
Customer advances and other deferred
  credits                                                                     -                     -                   -
Other long-term liabilities                                              23,676               686,265                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total deferred credits & other liabilities                               13,817             1,909,923                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Minority Interest                                                       (82,563)              137,603                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                     -                   -
  Subject to mandatory redemption                                             -                     -                   -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                     -                   -
Other preferred securities                                                    -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total preferred securities of subsidiaries                                    -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Common stock                                                           (531,553)              133,131                   -
Additional paid-in capital                                           (1,004,073)            1,102,378
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              111,601                28,358                   -
  Unrealized gain in equity securities-net                                    -                     -
Retained earnings                                                      (141,631)              432,014                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total common shareholders' equity                                    (1,565,656)            1,695,881                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total liabilities and shareholders' equity                          ($2,242,819)           $7,529,052                   -
============================================================= ===================== =================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Adelaide Ventures    Beheer-en            Valley Power Pty
                                                              Ltd.                 Beleggingsmaat       Ltd [6]
                                                                                   schappij Botara
                                                                                   B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                 ($12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  (12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  (12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                  (12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   (4)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                   (8)                   -
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                  ($8)                   -
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia Pte      Energy               Energy Services
                                                              Ltd. Consolidated    International B.V.   B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,426                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,426                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          19,627                    -                    -
Depreciation, decommissioning and
  amortization                                                              673                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 20,300                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          2,126                    -                    -
Interest and dividend income                                              7,157                    -                    -
Other nonoperating income (deductions)-net                               17,242                  ($4)                 ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 24,399                   (4)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    26,525                   (4)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 (54)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         (54)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      26,579                   (4)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              3,504                   (2)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               23,075                   (2)                  (5)
Retained earnings - beginning of year                                     7,267                   23                   (4)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $30,342                  $21                  ($9)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Mission                            EME Caliraya B.V.
                                                                Operation &
                                                                Maintenance
                                                                Services B.V.
                                                                Consolidated
--------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                -                    -                    -
Unregulated power generation                                                    -                    -                    -
Financial services and other                                                    -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                   -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                            -                    -                    -
Purchased power - contracts                                                     -                    -                    -
Purchased power - power exchange                                                -                    -                    -
Provisions for reg. adj. clauses - net                                          -                    -                    -
Other operation and maintenance                                                $1                    -                    -
Depreciation, decommissioning and
  amortization                                                                  -                    -                   $5
Property and other taxes                                                        -                    -                    -
Net loss (gain) on sale of utility plant                                        -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                        1                    -                    5
--------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                               (1)                   -                   (5)
Interest and dividend income                                                    -                    -                    -
Other nonoperating income (deductions)-net                                      -                    -                   (6)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                        -                    -                   (6)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                          (1)                   -                  (11)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                     -                    -                    -
Other interest expense - net                                                    -                    -                    -
Capitalized interest                                                            -                    -                    -
Dividends on preferred securities                                               -                    -                    -
Dividends on utility preferred stock                                            -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                             -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                               -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                            (1)                   -                  (11)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                    -                    -                   (4)
--------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                     (1)                   -                   (7)
Retained earnings - beginning of year                                          (2)                   -                    -
Dividends declared on common stock, other                                       1                    -                    -
Dividends declared on preferred stock                                           -                    -                    -
--------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               ($2)                   -                  ($7)
=============================================================== ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Kayalaan B.V.    EME Tri Gen B.V.     EME Victoria B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                               $5                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      5                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (5)                   -                    -
Interest and dividend income                                                  -                   $2                    -
Other nonoperating income (deductions)-net                                   (4)                  (8)                 ($6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (4)                  (6)                  (6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (9)                  (6)                  (6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (9)                  (6)                  (6)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (3)                  (2)                  (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (6)                  (4)                  (4)
Retained earnings - beginning of year                                         -                   (6)                 (19)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($6)                ($10)                ($23)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Global Generation    Hydro Energy B.V.    Iberian
                                                              B.V. Consolidated    Consolidated         Hy-Power Amsterdam
                                                                                                        B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $315,213              $22,409              $22,409
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 315,213               22,409               22,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    117,945                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          90,873                4,033                4,038
Depreciation, decommissioning and
  amortization                                                           46,133                3,850                3,908
Property and other taxes                                                      -                   96                   96
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                254,951                7,979                8,042
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         60,262               14,430               14,367
Interest and dividend income                                              3,785                  389                  440
Other nonoperating income (deductions)-net                                  (16)                (160)                  84
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,769                  229                  524
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    64,031               14,659               14,891
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              57,573                8,174                8,465
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      57,573                8,174                8,465
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                 (186)                (186)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       6,458                6,299                6,240
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (6,852)               2,461                2,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               13,310                3,838                3,804
Retained earnings - beginning of year                                         -               (2,991)              (1,443)
Dividends declared on common stock, other                                     -                   (1)                 500
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $13,310                 $846               $1,861
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Latrobe Power Pty.   Loy Yang Holdings    MEC Esenyurt B.V.
                                                              Ltd. Consolidated    Pty. Ltd.            Consolidated
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $168,680              $16,814              $37,999
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 168,680               16,814               37,999
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     23,261                    -               20,028
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          23,077               15,064                8,252
Depreciation, decommissioning and
  amortization                                                           28,560                  512                4,082
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 74,898               15,576               32,362
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         93,782                1,238                5,637
Interest and dividend income                                             20,028                  270                   37
Other nonoperating income (deductions)-net                                2,197                   11               (1,453)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 22,225                  281               (1,416)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   116,007                1,519                4,221
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              66,410                    -                6,758
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      66,410                    -                6,758
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      49,597                1,519               (2,537)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             27,820              (13,732)              (3,428)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               21,777               15,251                  891
Retained earnings - beginning of year                                    87,219               10,014                   58
Dividends declared on common stock, other                                     -                    -                    1
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $108,996              $25,265                 $950
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC IES B.V.         ISAB Energy          MEC India B.V.
                                                                                   Services s.r.l. [6]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                ($101)                   -                  ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   (101)                   -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (101)                   -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (101)                   -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (35)                   -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (66)                   -                   (5)
Retained earnings - beginning of year                                      (135)                   -                  (20)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($201)                   -                 ($25)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       MEC Indo Coal B.V.   MEC Indonesia B.V.
                                                              Energy Power [6]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -               $2,010               $1,363
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                2,010                1,363
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                  625                   28
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                  625                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                1,385                1,335
Interest and dividend income                                                  -                   73                    -
Other nonoperating income (deductions)-net                                    -                  315                   (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  388                   (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                1,773                1,328
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                1,773                1,328
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                  623                  (12)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                1,150                1,340
Retained earnings - beginning of year                                         -                4,043                 (112)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -               $5,193               $1,228
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC International    MEC Laguna Power     Gulf Power
                                                              Holdings B.V.        B.V.                 Generation Co. Ltd.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                 $7                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       7
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                2                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              5                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                  (10)                 ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    (10)                  (5)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (5)                  (5)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (5)                  (5)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (1)                  (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (4)                  (3)                   -
Retained earnings - beginning of year                                       518                  (17)                   -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $514                 ($20)                   -
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Perth B.V.                            MEC Priolo B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $39,808                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  39,808                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     21,095                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             708                    -                    -
Depreciation, decommissioning and
  amortization                                                            3,838                    -                    -
Property and other taxes                                                      -                    -                 $255
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 25,641                    -                  255
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         14,167                    -                 (255)
Interest and dividend income                                              1,041                    -                   31
Other nonoperating income (deductions)-net                               (2,445)                   -                  156
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 (1,404)                   -                  187
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    12,763                    -                  (68)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,075                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       7,075                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                           (63)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       5,625                    -                  (68)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (12)                   -                  (24)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                5,637                    -                  (44)
Retained earnings - beginning of year                                     6,544                    -                 (485)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $12,181                    -                ($529)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC San Pascual      MEC Sidi Krir B.V.   MEC Sumatra B.V.
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                  ($8)                 ($8)                 ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (8)                  (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (8)                  (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (8)                  (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (3)                  (3)                  (4)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (5)                  (5)                  (4)
Retained earnings - beginning of year                                       (19)                 (18)                 (20)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($24)                ($23)                ($24)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Wales B.V.       Mission Energy       Mission Energy
                                                              Consolidated         Company (UK)         Italia s.r.l.
                                                                                   Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $344,144             $125,199               $1,908
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 344,144              125,199                1,908
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980               41,184                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215               38,568                1,715
Depreciation, decommissioning and
  amortization                                                           23,661               10,646                    -
Property and other taxes                                                 17,042                2,407                   46
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,898               92,805                1,761
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        160,246               32,394                  147
Interest and dividend income                                             13,115                3,425                    -
Other nonoperating income (deductions)-net                                  (35)                (271)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 13,080                3,154                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   173,326               35,548                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                9,652                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                9,652                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)              (2,659)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      87,819               23,237                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (14,939)               8,268                   81
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              102,758               14,969                   66
Retained earnings - beginning of year                                     1,500               34,575                  192
Dividends declared on common stock, other                               196,182                4,530                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $300,440              $54,074                 $258
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Pride Hold Limited   Rillington           EcoElectrica
                                                              Consolidated         Holdings Limited     S.a.r.l.
                                                                                   (Inactive)           Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $95,622                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  95,622
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     41,150                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          14,350                    -                 $259
Depreciation, decommissioning and
  amortization                                                            8,073                    -                    -
Property and other taxes                                                  2,086                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 65,659                    -                  259
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         29,963                    -                 (259)
Interest and dividend income                                             (5,734)                   -                  105
Other nonoperating income (deductions)- net                                   -                    -                  213
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 (5,734)                   -                  318
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    24,229                    -                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,328                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       7,328                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      16,901                    -                   59
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              7,587                    -                   43
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                9,314                    -                   16
Retained earnings - beginning of year                                    38,652                    -                  163
Dividends declared on common stock, other                                    (1)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $47,965                    -                 $179
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Southwestern         Traralgon Power      MEC International
                                                              Generation B.V.      Pty. Ltd.            B.V.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -               $1,203
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                1,203
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -               (1,203)
Interest and dividend income                                                  -                 $853               18,065
Other nonoperating income (deductions)-net                                 ($12)                   -               (1,740)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    (12)                 853               16,325
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (12)                 853               15,122
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -               37,852
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -               37,852
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (12)                 853              (22,586)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (5)               8,364               (8,006)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (7)              (7,511)             (14,580)
Retained earnings - beginning of year                                         -               (2,387)              (4,582)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             ($7)             ($9,898)            ($19,162)
============================================================= ==================== ==================== ====================


MEC International B.V. and Subsidiaries [Tier 5]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating         MEC International
                                                              Adjustments           B.V. Consolidated
------------------------------------------------------------- --------------------- ------------------- --------------------

Electric utility                                                              -                     -                   -
Unregulated power generation                                          ($206,220)           $1,009,791                   -
Financial services and other                                                  -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------
Total operating revenue                                                (206,220)            1,009,791                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Fuel                                                                    (41,150)              309,493                   -
Purchased power - contracts                                                   -                     -                   -
Purchased power - power exchange                                              -                     -                   -
Provisions for reg. adj. clauses - net                                        -                     -                   -
Other operation and maintenance                                         (16,876)              260,904                   -
Depreciation, decommissioning and
  amortization                                                          (11,736)              124,068
Property and other taxes                                                (21,708)                  320                   -
Net loss (gain) on sale of utility plant                                      -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------
Total operating expenses                                                (91,470)              694,785                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Operating income                                                       (114,750)              315,006                   -
Interest and dividend income                                            (53,648)                9,434                   -
Other nonoperating income (deductions)-net                              (33,692)               47,575                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total other income - net                                                (19,956)               57,009                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Income before fixed charges and taxes                                  (134,706)              372,015                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Interest and amortization on long-term debt                             (69,635)              199,018                   -
Other interest expense - net                                              1,429                 2,178                   -
Capitalized interest                                                          -                     -                   -
Dividends on preferred securities                                             -                     -                   -
Dividends on utility preferred stock                                          -                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Total fixed charges                                                     (68,206)              201,196                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Minority interest                                                        (6,972)              (35,260)                  -
------------------------------------------------------------- --------------------- ------------------- --------------------

Income before taxes                                                     (73,472)              135,559                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Income taxes                                                            (20,073)               (5,967)                  -
------------------------------------------------------------- --------------------- ------------------- --------------------

Net income                                                              (53,399)              141,526                   -
Retained earnings - beginning of year                                   111,980               290,488                   -
Dividends declared on common stock, other                              (200,712)                    -                   -
Dividends declared on preferred stock                                       500                     -                   -
------------------------------------------------------------- --------------------- ------------------- --------------------

Retained earnings - end of year                                       ($141,631)             $432,014                   -
============================================================= ===================== =================== ====================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia          Energy Fuel          Operation &
                                                              Pacific Pte Ltd.     Company Pte Ltd.     Maintenance
                                                                                                        Services Pte Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                          $663                    -              $15,000
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        496                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,159                    -               15,000
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,159                    -              $15,000
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              P.T. Edison          Edison Mission       Consolidating
                                                              Mission Operation    Energy Asia Pte      Adjustments
                                                              & Maintenance        Ltd.
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- ----------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- ----------------------

Cash and equivalents                                                     $1,815               $1,046                    -
Receivables - net                                                           329                    -                 $130
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         59                1,189                 (130)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total current assets                                                      2,203                2,235                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Nonutility property - net                                                     5                1,938                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              241,607                  235
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total investment and other assets                                             5              243,545                  235
------------------------------------------------------------- -------------------- -------------------- ----------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                  183                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total deferred charges                                                        -                  183                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total assets                                                             $2,208             $245,963                 $235
============================================================= ==================== ==================== ======================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Asia Pte
                                                              Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,861                    -                    -
Receivables - net                                                        16,122                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,614                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     20,597                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,943                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       241,842                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       243,785
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      183                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      183                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $264,565                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia          Energy Fuel          Operation &
                                                              Pacific Pte Ltd.     Company Pte Ltd.     Maintenance
                                                                                                        Services Pte Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $1,144                    -              $15,102
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,144                    -               15,102
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    8                    -                    5
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             7                    -                 (107)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            15                    -                 (102)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,159                    -              $15,000
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              P.T. Edison          Edison Mission       Consolidating
                                                              Mission Operation    Energy Asia Pte      Adjustments
                                                              & Maintenance        Ltd.
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- ----------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($19,021)             ($2,476)
Accrued taxes                                                              $272                2,121                1,163
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        37                    -                  (37)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total current liabilities                                                   309              (16,900)              (1,350)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Accumulated deferred income taxes - net                                       -                1,367                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                  551                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total deferred credits & other liabilities                                    -                1,918                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Common stock                                                                  -              231,489                    -
Additional paid-in capital                                                1,500                    -                1,485
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (562)               3,572               (3,497)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           961               25,884                3,597
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total common shareholders' equity                                         1,899              260,945                1,585
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total liabilities and shareholders' equity                               $2,208             $245,963                 $235
============================================================= ==================== ==================== ======================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Asia Pte
                                                              Ltd. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($5,251)                   -                    -
Accrued taxes                                                             3,556                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,695)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,367                    -                    -
Accumulated deferred investment                                               -                    -                    -
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                 551                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,918                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            231,489                    -                    -
Additional paid-in capital                                                2,985                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (474)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        30,342                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       264,342                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $264,565                    -                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Asia          Energy Fuel          Operations &
                                                              Pacific Pte Ltd      Company Pte Ltd.     Maintenance
                                                                                                        Services Pte Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $18,869
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                            18,869
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -               18,875
Depreciation, decommissioning and
  amortization                                                                -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -               18,875
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                   (6)
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                  $25                                       (99)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     25                    -                  (99)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        25                    -                 (105)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          25                    -                 (105)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 18                    -                   (1)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    7                    -                 (104)
Retained earnings - beginning of year                                         -                    -                   (3)
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                              $7                    -                ($107)
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              P.T. Edison          Edison Mission       Consolidating
                                                              Mission Operation    Energy Asia Pte      Adjustments
                                                              & Maintenance        Ltd.
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- ----------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $5,120                    -              ($1,563)
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------
Total operating revenue                                                   5,120                                    (1,563)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           4,552              $14,946              (18,746)
Depreciation, decommissioning and
  amortization                                                               10                  673                  (10)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------
Total operating expenses                                                  4,562               15,619              (18,756)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Operating income                                                            558              (15,619)              17,193
Interest and dividend income                                                  -                7,191                  (34)
Other nonoperating income (deductions)-net                                   69               34,490              (17,243)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total other income - net                                                     69               41,681              (17,277)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Income before fixed charges and taxes                                       627               26,062                  (84)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Interest and amortization on long-term debt                                 (70)                   -                   16
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Total fixed charges                                                         (70)                   -                   16
------------------------------------------------------------- -------------------- -------------------- ----------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Income before taxes                                                         697               26,062                 (100)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Income taxes                                                                337                5,497               (2,347)
------------------------------------------------------------- -------------------- -------------------- ----------------------

Net income                                                                  360               20,565                2,247
Retained earnings - beginning of year                                       601                5,319                1,350
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- ----------------------

Retained earnings - end of year                                            $961              $25,884               $3,597
============================================================= ==================== ==================== ======================


MEC International B.V.
Edison Mission Energy Asia Pte Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission
                                                              Energy Asia Pte
                                                              Ltd. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,426                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,426                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          19,627                    -                    -
Depreciation, decommissioning and
  amortization                                                              673                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 20,300                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          2,126                    -                    -
Interest and dividend income                                              7,157                    -                    -
Other nonoperating income (deductions)-net                               17,242                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 24,399                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    26,525                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 (54)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         (54)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      26,579                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              3,504                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               23,075                    -                    -
Retained earnings - beginning of year                                     7,267                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $30,342                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy               Operation &          Operation &
                                                              Philippines          Maintenance          Maintenance
                                                              Operation &          Services             Services, B.V.
                                                              Maintenance          (Thailand)
                                                              Services Corp.       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $218                 $103                  $14
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        218                  103                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  309
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                  309
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $220                 $103                 $323
============================================================= ==================== ==================== ====================


MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating           Edison Mission
                                                              Adjustments             Operation &
                                                                                      Maintenance
                                                                                      Services B.V.
                                                                                      Consolidated
------------------------------------------------------------- ----------------------- ----------------- --------------------
ASSETS
------------------------------------------------------------- ----------------------- ----------------- --------------------

Cash and equivalents                                                          -                    $335                 -
Receivables - net                                                             -                       -                 -
Fuel inventory                                                                -                       -                 -
Materials and supplies, at average cost                                       -                       -                 -
Accumulated deferred income taxes - net                                       -                       -                 -
Regulatory balancing accounts - net                                           -                       -                 -
Prepayments and other current assets                                          -                       -                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Total current assets                                                          -                     335                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Nonutility property - net                                                     -                       -                 -
Nuclear decommissioning trusts                                                -                       -                 -
Investments in partnerships
  and unconsolidated subsidiaries                                         ($309)                      -                 -
Investments in leveraged leases                                               -                       -                 -
Other investments                                                             -                       -                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Total investment and other assets                                          (309)                      -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                       -                 -
  Generation                                                                  -                       -                 -
Accumulated provision for depreciation
  and decommissioning                                                         -                       -                 -
Construction work in progress                                                 -                       -                 -
Nuclear fuel, at amortized cost                                               -                       -                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Total utility plant                                                           -                       -                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Unamortized nuclear investment - net                                          -                       -                 -
Income tax-related deferred charges                                           -                       -                 -
Regulatory balancing accounts - net                                           -                       -                 -
Unamortized debt issuance and
  reacquisition expense                                                       -                       -                 -
Other deferred charges                                                        -                       2                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Total deferred charges                                                        -                       2                 -
------------------------------------------------------------- ----------------------- ----------------- --------------------

Total assets                                                              ($309)                   $337                 -
============================================================= ======================= ================= ====================


MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy               Operation &          Operation &
                                                              Philippines          Maintenance          Maintenance
                                                              Operation &          Services             Services, B.V.
                                                              Maintenance          (Thailand)
                                                              Services Corp.       Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                             $2                   $1                   $8
Accrued taxes                                                                 -                    -                   (4)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     2                    1                    4
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       4                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    4                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                206                  103                   19
Additional paid-in capital                                                    -                    -                  309
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             8                   (1)                  (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           214                  102                  319
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $220                 $103                 $323
============================================================= ==================== ==================== ====================



MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Consolidating         Edison Mission
                                                              Adjustments           Operation &
                                                                                    Mainenance Services
                                                                                    B.V. Consolidated
------------------------------------------------------------- --------------------- ---------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- --------------------- ---------------------- --------------------

Short-term debt                                                               -                     -                      -
Current portion of long-term debt                                             -                     -                      -
Accounts payable                                                              -                   $11                      -
Accrued taxes                                                                 -                    (4)                     -
Accrued interest                                                              -                     -                      -
Dividends payable                                                             -                     -                      -
Regulatory balancing accounts-net                                             -                     -                      -
Deferred unbilled revenue and other
  current liabilities                                                         -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Total current liabilities                                                     -                     7                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Long-term debt                                                                -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Accumulated deferred income taxes - net                                       -                     4                      -
Accumulated deferred investment
  tax credits                                                                 -                     -                      -
Customer advances and other deferred
  credits                                                                     -                     -                      -
Other long-term liabilities                                                   -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Total deferred credits & other liabilities                                    -                     4                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Minority Interest                                                             -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                     -                      -
  Subject to mandatory redemption                                             -                     -                      -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                     -                      -
Other preferred securities                                                    -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Total preferred securities of subsidiaries                                    -                     -                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Common stock                                                              ($309)                   19                      -
Additional paid-in capital                                                    -                   309                      -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                     -                      -
  Unrealized gain in equity securities-net                                    -                     -
Retained earnings                                                             -                    (2)                     -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Total common shareholders' equity                                          (309)                  326                      -
------------------------------------------------------------- --------------------- ---------------------- --------------------

Total liabilities and shareholders' equity                                ($309)                 $337                      -
============================================================= ===================== ====================== ====================


MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                               Edison Mission      Edison Mission       Edison Mission
                                                               Energy              Operation &          Operation &
                                                               Philippines         Maintenance          Maintenance
                                                               Operation &         Services             Services, B.V.
                                                               Maintenance         (Thailand)
                                                               Services Corp.      Company
-------------------------------------------------------------- ------------------- -------------------- --------------------

Electric utility                                                               -                   -                    -
Unregulated power generation                                                   -                   -                    -
Financial services and other                                                   -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------
Total operating revenue                                                                            -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Fuel                                                                           -                   -                    -
Purchased power - contracts                                                    -                   -                    -
Purchased power - power exchange                                               -                   -                    -
Provisions for reg. adj. clauses - net                                         -                   -                    -
Other operation and maintenance                                                -                  $1                    -
Depreciation, decommissioning and
  amortization                                                                 -                   -
Property and other taxes                                                       -                   -                    -
Net loss (gain) on sale of utility plant                                       -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------
Total operating expenses                                                       -                   1                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Operating income                                                               -                  (1)                   -
Interest and dividend income                                                   -                   -                    -
Other nonoperating income (deductions)-net                                   $12                   -                 ($12)
-------------------------------------------------------------- ------------------- -------------------- --------------------

Total other income - net                                                      12                   -                  (12)
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income before fixed charges and taxes                                         12                  (1)                 (12)
-------------------------------------------------------------- ------------------- -------------------- --------------------

Interest and amortization on long-term debt                                    -                   -                    -
Other interest expense - net                                                   -                   -                    -
Capitalized interest                                                           -                   -                    -
Dividends on preferred securities                                              -                   -                    -
Dividends on utility preferred stock                                           -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Total fixed charges                                                            -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Minority interest                                                              -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income before taxes                                                           12                  (1)                 (12)
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income taxes                                                                   4                   -                   (4)
-------------------------------------------------------------- ------------------- -------------------- --------------------

Net income                                                                     8                  (1)                  (8)
Retained earnings - beginning of year                                          -                   -                   (1)
Dividends declared on common stock, other                                      -                   -                    -
Dividends declared on preferred stock                                          -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Retained earnings - end of year                                               $8                 ($1)                 ($9)
============================================================== =================== ==================== ====================



MEC International B.V.
Edison Mission Operation and Maintenance Services, B.V.and Subsidiaries[Tier 6] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                               Consolidating         Edison Mission
                                                               Adjustments           Operation &
                                                                                     Maintenance
                                                                                     Services B.V.
                                                                                     Consolidated
-------------------------------------------------------------- --------------------- -------------------- ------------------

Electric utility                                                               -                     -                    -
Unregulated power generation                                                   -                     -                    -
Financial services and other                                                   -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------
Total operating revenue                                                        -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Fuel                                                                           -                     -                    -
Purchased power - contracts                                                    -                     -                    -
Purchased power - power exchange                                               -                     -                    -
Provisions for reg. adj. clauses - net                                         -                     -                    -
Other operation and maintenance                                                -                    $1                    -
Depreciation, decommissioning and
  amortization                                                                 -                     -
Property and other taxes                                                       -                     -                    -
Net loss (gain) on sale of utility plant                                       -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------
Total operating expenses                                                       -                     1                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Operating income                                                               -                    (1)                   -
Interest and dividend income                                                   -                     -                    -
Other nonoperating income (deductions)-net                                     -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Total other income - net                                                       -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Income before fixed charges and taxes                                          -                    (1)                   -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Interest and amortization on long-term debt                                    -                     -                    -
Other interest expense - net                                                   -                     -                    -
Capitalized interest                                                           -                     -                    -
Dividends on preferred securities                                              -                     -                    -
Dividends on utility preferred stock                                           -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Total fixed charges                                                            -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Minority interest                                                              -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Income before taxes                                                            -                    (1)                   -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Income taxes                                                                   -                     -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Net income                                                                     -                    (1)                   -
Retained earnings - beginning of year                                          -                    (1)                   -
Dividends declared on common stock, other                                      -                     -                    -
Dividends declared on preferred stock                                          -                     -                    -
-------------------------------------------------------------- --------------------- -------------------- ------------------

Retained earnings - end of year                                                -                   ($2)                   -
============================================================== ===================== ==================== ==================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Caresale Services    Edison First Power   Redbill Contracts
                                                              Limited              Holdings I           Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $201             $132,127                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -              108,071                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -              112,620                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        201              352,818                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,289,157                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               18,408                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       516,160              387,727                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       516,160            1,695,292                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -              920,239                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              920,239                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $516,361           $2,968,349                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Global Generation    Consolidating          Global
                                                              B.V.                 Adjustments            Generation B.V.
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $73                    -             $132,401
Receivables - net                                                             -              $99,562               99,562
Fuel inventory                                                                -               (1,105)             106,966
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -              (99,561)              13,059
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         73               (1,104)             351,988
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,767,733            3,056,890
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       870,531             (888,939)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -             (903,887)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       870,531              (25,093)           3,056,890
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -             (879,669)              40,570
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -             (879,669)              40,570
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $870,604            ($905,866)          $3,449,448
============================================================= ==================== ==================== ====================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Caresale Services    Edison First Power   Redbill Contracts
                                                              Limited              Holdings I           Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $104             $162,584                    -
Accrued taxes                                                                 -                9,447                    -
Accrued interest                                                              -                3,945                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -              140,516                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   104              316,492                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -            2,246,909                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            516,160              395,871                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                 (515)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                            97                9,592                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       516,257              404,948                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $516,361           $2,968,349                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Global Generation    Consolidating          Global
                                                              B.V.                 Adjustments            Generation B.V.
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- --------------------- -------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- --------------------- -------------------

Short-term debt                                                               -                    -                     -
Current portion of long-term debt                                             -             $118,349              $118,349
Accounts payable                                                             $5                  (40)              162,653
Accrued taxes                                                            (4,248)              34,535                39,734
Accrued interest                                                              -                 (509)                3,436
Dividends payable                                                             -                    -                     -
Regulatory balancing accounts-net                                             -                    -                     -
Deferred unbilled revenue and other
  current liabilities                                                         -             (140,516)                    -
------------------------------------------------------------- -------------------- --------------------- -------------------

Total current liabilities                                                (4,243)              11,819               324,172
------------------------------------------------------------- -------------------- --------------------- -------------------

Long-term debt                                                          439,397           (1,011,339)            1,674,967
------------------------------------------------------------- -------------------- --------------------- -------------------

Accumulated deferred income taxes - net                                       -              862,337               862,337
Accumulated deferred investment
  tax credits                                                                 -                    -                     -
Customer advances and other deferred
  credits                                                                     -              108,338               108,338
Other long-term liabilities                                                   -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Total deferred credits & other liabilities                                    -              970,675               970,675
------------------------------------------------------------- -------------------- --------------------- -------------------

Minority Interest                                                             -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                     -
  Subject to mandatory redemption                                             -                    -                     -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                     -
  solely parent company debentures                                            -                    -                     -
Other preferred securities                                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Total preferred securities of subsidiaries                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Common stock                                                                 39             (912,030)                   40
Additional paid-in capital                                              443,340                    -               443,340
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               23,459                22,944
  Unrealized gain in equity securities-net                                                         -                     -
Retained earnings                                                        (7,929)              11,550                13,310
------------------------------------------------------------- -------------------- --------------------- -------------------

Total common shareholders' equity                                       435,450             (877,021)              479,634
------------------------------------------------------------- -------------------- --------------------- -------------------

Total liabilities and shareholders' equity                             $870,604            ($905,866)           $3,449,448
============================================================= ==================== ===================== ===================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Caresale Services    Edison First Power   Redbill Contracts
                                                              Limited              Holdings I           Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $317,233                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                      317,233                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -              113,207                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $16               88,857                    -
Depreciation, decommissioning and
  amortization                                                                -               46,517
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     16              248,581                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (16)              68,652                    -
Interest and dividend income                                                121                3,663                    -
Other nonoperating income (deductions)-net                                    -                 (582)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    121                3,081                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       105               71,733                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               52,878                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               52,878                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         105               18,855                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  8                9,263                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   97                9,592                    -
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $97               $9,592                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Global Generation B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Global Generation    Consolidating          Global
                                                              B.V.                 Adjustments            Generation B.V.
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- ------------------

Electric utility                                                              -                    -                      -
Unregulated power generation                                                  -              ($2,020)              $315,213
Financial services and other                                                  -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------
Total operating revenue                                                       -               (2,020)               315,213
------------------------------------------------------------- -------------------- ---------------------- ------------------

Fuel                                                                          -                4,738                117,945
Purchased power - contracts                                                   -                    -                      -
Purchased power - power exchange                                              -                    -                      -
Provisions for reg. adj. clauses - net                                        -                    -                      -
Other operation and maintenance                                               -                2,000                 90,873
Depreciation, decommissioning and
  amortization                                                                -                 (384)                46,133
Property and other taxes                                                      -                    -                      -
Net loss (gain) on sale of utility plant                                      -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------
Total operating expenses                                                      -                6,354                254,951
------------------------------------------------------------- -------------------- ---------------------- ------------------

Operating income                                                              -               (8,374)                60,262
Interest and dividend income                                                 $1                    -                  3,785
Other nonoperating income (deductions)-net                                  (16)                 582                    (16)
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total other income - net                                                    (15)                 582                  3,769
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income before fixed charges and taxes                                       (15)              (7,792)                64,031
------------------------------------------------------------- -------------------- ---------------------- ------------------

Interest and amortization on long-term debt                              12,184               (7,489)                57,573
Other interest expense - net                                                  -                    -                      -
Capitalized interest                                                          -                    -                      -
Dividends on preferred securities                                             -                    -                      -
Dividends on utility preferred stock                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total fixed charges                                                      12,184               (7,489)                57,573
------------------------------------------------------------- -------------------- ---------------------- ------------------

Minority interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income before taxes                                                     (12,199)                (303)                 6,458
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income taxes                                                             (4,270)             (11,853)                (6,852)
------------------------------------------------------------- -------------------- ---------------------- ------------------

Net income                                                               (7,929)              11,550                 13,310
Retained earnings - beginning of year                                         -                    -                      -
Dividends declared on common stock, other                                     -                    -                      -
Dividends declared on preferred stock                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Retained earnings - end of year                                         ($7,929)             $11,550                $13,310
============================================================= ==================== ====================== ==================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       EME Finance UK       Energy Generation
                                                              Marketing and        Limited              Finance PLC
                                                              Services Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $615                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         64                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        679                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                   362                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           362
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $1,041                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey Holdings    South Australia      Edison First Power
                                                              Limited              Holdings Ltd.        Holdings I
                                                              Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                   $131,512                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                          108,071                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                    112,556                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    352,139                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,288,795                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              $18,408
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       387,727                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,676,522                    -               18,408
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  920,239                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  920,239                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $2,948,900                    -              $18,408
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating           Edison First Power
                                                              Adjustments             Holdings I
                                                                                      Consolidated
------------------------------------------------------------- ----------------------- -------------------- -----------------
ASSETS
------------------------------------------------------------- ----------------------- -------------------- -----------------

Cash and equivalents                                                          -                $132,127                    -
Receivables - net                                                             -                       -                    -
Fuel inventory                                                                -                 108,071                    -
Materials and supplies, at average cost                                       -                       -                    -
Accumulated deferred income taxes - net                                       -                       -                    -
Regulatory balancing accounts - net                                           -                       -                    -
Prepayments and other current assets                                          -                 112,620                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Total current assets                                                          -                 352,818                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Nonutility property - net                                                     -               1,289,157                    -
Nuclear decommissioning trusts                                                -                       -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                  18,408                    -
Investments in leveraged leases                                               -                       -                    -
Other investments                                                             -                 387,727                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Total investment and other assets                                             -               1,695,292
------------------------------------------------------------- ----------------------- -------------------- -----------------

Utility plant, at original cost:
  Transmission and distribution                                               -                       -                    -
  Generation                                                                  -                       -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                       -                    -
Construction work in progress                                                 -                       -                    -
Nuclear fuel, at amortized cost                                               -                       -                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Total utility plant                                                           -                       -                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Unamortized nuclear investment - net                                          -                       -                    -
Income tax-related deferred charges                                           -                       -                    -
Regulatory balancing accounts - net                                           -                       -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                       -                    -
Other deferred charges                                                        -                 920,239                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Total deferred charges                                                        -                 920,239                    -
------------------------------------------------------------- ----------------------- -------------------- -----------------

Total assets                                                                  -              $2,968,349                    -
============================================================= ======================= ==================== =================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       EME Finance UK       Energy Generation
                                                              Marketing and        Limited              Finance PLC
                                                              Services Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $895             ($22,871)                ($12)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                  303                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                       146                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,041              (22,568)                 (12)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               22,582                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   21
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   (1)                  (2)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             1                  (12)                  (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                 ($14)                 $12
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $1,041                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey Holdings    South Australia      Edison First Power
                                                              Limited              Holdings Ltd.        Holdings I
                                                              Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      $369,377                    -            ($369,377)
Accounts payable                                                        183,702                    -                  870
Accrued taxes                                                             4,191                    -                5,256
Accrued interest                                                         21,992                    -              (18,350)
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                   140,370                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               719,632                    -             (381,601)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                        2,224,327                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              8,065                    -              387,785
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (228)                   -                 (284)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (2,896)                   -               12,508
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         4,941                    -              400,009
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $2,948,900                    -              $18,408
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating          Edison First
                                                              Adjustments            Power Holdings I
                                                                                     Consolidated
------------------------------------------------------------- ---------------------- ------------------ --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- ---------------------- ------------------ --------------------

Short-term debt                                                               -                      -                  -
Current portion of long-term debt                                             -                      -                  -
Accounts payable                                                              -               $162,584                  -
Accrued taxes                                                                 -                  9,447                  -
Accrued interest                                                              -                  3,945                  -
Dividends payable                                                             -                      -                  -
Regulatory balancing accounts-net                                             -                      -                  -
Deferred unbilled revenue and other
  current liabilities                                                         -                140,516                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total current liabilities                                                     -                316,492                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Long-term debt                                                                -              2,246,909                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Accumulated deferred income taxes - net                                       -                      -                  -
Accumulated deferred investment
  tax credits                                                                 -                      -                  -
Customer advances and other deferred
  credits                                                                     -                      -                  -
Other long-term liabilities                                                   -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total deferred credits & other liabilities                                    -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Minority Interest                                                             -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                      -                  -
  Subject to mandatory redemption                                             -                      -                  -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                      -                  -
Other preferred securities                                                    -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total preferred securities of subsidiaries                                    -                      -                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Common stock                                                                  -                395,871                  -
Additional paid-in capital                                                    -                      -                  -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                   (515)                 -
  Unrealized gain in equity securities-net                                    -                      -
Retained earnings                                                             -                  9,592                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total common shareholders' equity                                             -                404,948                  -
------------------------------------------------------------- ---------------------- ------------------ --------------------

Total liabilities and shareholders' equity                                    -             $2,968,349                  -
============================================================= ====================== ================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                                Edison Mission     EME Finance UK       Energy Generation
                                                                Marketing and      Limited              Finance PLC
                                                                Services Limited
--------------------------------------------------------------- ------------------ -------------------- --------------------

Electric utility                                                                -                  -                    -
Unregulated power generation                                               $1,520             $3,671                    -
Financial services and other                                                    -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------
Total operating revenue                                                     1,520              3,671                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Fuel                                                                            -                  -                    -
Purchased power - contracts                                                     -                  -                    -
Purchased power - power exchange                                                -                  -                    -
Provisions for reg. adj. clauses - net                                          -                  -                    -
Other operation and maintenance                                             1,519              3,683                   $9
Depreciation, decommissioning and
  amortization                                                                  -                  -                    -
Property and other taxes                                                        -                  -                    -
Net loss (gain) on sale of utility plant                                        -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------
Total operating expenses                                                    1,519              3,683                    9
--------------------------------------------------------------- ------------------ -------------------- --------------------

Operating income                                                                1                (12)                  (9)
Interest and dividend income                                                    -                  -                    -
Other nonoperating income (deductions)-net                                      -                  -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Total other income - net                                                        -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Income before fixed charges and taxes                                           1                (12)                  (9)
--------------------------------------------------------------- ------------------ -------------------- --------------------

Interest and amortization on long-term debt                                     -                  -                    -
Other interest expense - net                                                    -                  -                    -
Capitalized interest                                                            -                  -                    -
Dividends on preferred securities                                               -                  -                    -
Dividends on utility preferred stock                                            -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Total fixed charges                                                             -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Minority interest                                                               -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Income before taxes                                                             1                (12)                  (9)
--------------------------------------------------------------- ------------------ -------------------- --------------------

Income taxes                                                                    -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Net income                                                                      1                (12)                  (9)
Retained earnings - beginning of year                                           -                  -                    -
Dividends declared on common stock, other                                       -                  -                    -
Dividends declared on preferred stock                                           -                  -                    -
--------------------------------------------------------------- ------------------ -------------------- --------------------

Retained earnings - end of year                                                $1               ($12)                 ($9)
=============================================================== ================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Maplekey Holdings    South Australia      Edison First Power
                                                              Limited              Holdings Ltd.        Holdings I
                                                              Consolidated         Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $312,042                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 312,042                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    113,207                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          82,811                    -                 $835
Depreciation, decommissioning and
  amortization                                                           46,517                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                242,535                    -                  835
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         69,507                    -                 (835)
Interest and dividend income                                              3,663                    -                    -
Other nonoperating income (deductions)-net                                 (582)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,081                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    72,588                    -                 (835)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              71,335                    -              (18,457)
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      71,335                    -              (18,457)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       1,253                    -               17,622
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              4,149                    -                5,114
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (2,896)                   -               12,508
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($2,896)                   -              $12,508
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating          Edison First Power
                                                              Adjustments            Holdings I
                                                                                     Consolidated
------------------------------------------------------------- ---------------------- -------------------- ------------------

Electric utility                                                              -                      -                    -
Unregulated power generation                                                  -               $317,233                    -
Financial services and other                                                  -                      -                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------
Total operating revenue                                                                        317,233                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Fuel                                                                          -                113,207                    -
Purchased power - contracts                                                   -                      -                    -
Purchased power - power exchange                                              -                      -                    -
Provisions for reg. adj. clauses - net                                        -                      -                    -
Other operation and maintenance                                               -                 88,857                    -
Depreciation, decommissioning and
  amortization                                                                -                 46,517                    -
Property and other taxes                                                      -                      -                    -
Net loss (gain) on sale of utility plant                                      -                      -                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------
Total operating expenses                                                      -                248,581                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Operating income                                                              -                 68,652                    -
Interest and dividend income                                                  -                  3,663                    -
Other nonoperating income (deductions)-net                                    -                   (582)                   -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Total other income - net                                                      -                  3,081                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Income before fixed charges and taxes                                         -                 71,733                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Interest and amortization on long-term debt                                   -                 52,878                    -
Other interest expense - net                                                  -                      -                    -
Capitalized interest                                                          -                      -                    -
Dividends on preferred securities                                             -                      -                    -
Dividends on utility preferred stock                                          -                      -                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Total fixed charges                                                           -                 52,878                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Minority interest                                                             -                      -                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Income before taxes                                                           -                 18,855                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Income taxes                                                                  -                  9,263                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Net income                                                                    -                  9,592                    -
Retained earnings - beginning of year                                         -                                           -
Dividends declared on common stock, other                                     -                      -                    -
Dividends declared on preferred stock                                         -                      -                    -
------------------------------------------------------------- ---------------------- -------------------- ------------------

Retained earnings - end of year                                               -                 $9,592                    -
============================================================= ====================== ==================== ==================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey UK          Maplekey UK          Edison First Power
                                                              Finance Limited      Limited [9]          Limited [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             $131,512
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -              108,071
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -              112,556
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              352,139
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -            1,288,795
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        $8,065               $8,065                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                       387,727              387,727                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       395,792              395,792            1,288,795
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -              920,239
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              920,239
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $395,792             $395,792           $2,561,173
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey Holdings    Consolidating          Maplekey
                                                              Limited              Adjustments            Holdings Limited
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- ------------------
ASSETS
------------------------------------------------------------- -------------------- ---------------------- ------------------

Cash and equivalents                                                          -                    -               $131,512
Receivables - net                                                             -                    -                      -
Fuel inventory                                                                -                    -                108,071
Materials and supplies, at average cost                                       -                    -                      -
Accumulated deferred income taxes - net                                       -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Prepayments and other current assets                                          -                    -                112,556
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total current assets                                                          -                    -                352,139
------------------------------------------------------------- -------------------- ---------------------- ------------------

Nonutility property - net                                                     -                    -              1,288,795
Nuclear decommissioning trusts                                                -                    -                      -
Investments in partnerships
  and unconsolidated subsidiaries                                        $8,065             ($24,195)                     -
Investments in leveraged leases                                               -                    -                      -
Other investments                                                       387,727             (775,454)               387,727
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total investment and other assets                                       395,792             (799,649)             1,676,522
------------------------------------------------------------- -------------------- ---------------------- ------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                      -
  Generation                                                                  -                    -                      -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                      -
Construction work in progress                                                 -                    -                      -
Nuclear fuel, at amortized cost                                               -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total utility plant                                                           -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Unamortized nuclear investment - net                                          -                    -                      -
Income tax-related deferred charges                                           -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                      -
Other deferred charges                                                        -                    -                920,239
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total deferred charges                                                        -                    -                920,239
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total assets                                                           $395,792            ($799,649)            $2,948,900
============================================================= ==================== ====================== ==================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey UK          Maplekey UK          Edison First Power
                                                              Finance Limited      Limited [9]          Limited [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      $369,377             $369,377                    -
Accounts payable                                                             14                   13             $183,661
Accrued taxes                                                                 -                    -                4,191
Accrued interest                                                         18,350               18,350               21,992
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -              140,370
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               387,741              387,740              350,214
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -            2,224,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              8,065                8,065                8,065
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                 (121)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (14)                 (13)             (21,312)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         8,051                8,052              (13,368)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $395,792             $395,792           $2,561,173
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Maplekey Holdings    Consolidating          Maplekey Holdings
                                                              Limited              Adjustments            Limited
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- ---------------------- --------------------

Short-term debt                                                               -                    -                      -
Current portion of long-term debt                                      $369,377            ($738,754)              $369,377
Accounts payable                                                             13                    1                183,702
Accrued taxes                                                                 -                    -                  4,191
Accrued interest                                                         18,350              (55,050)                21,992
Dividends payable                                                             -                    -                      -
Regulatory balancing accounts-net                                             -                    -                      -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                140,370
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total current liabilities                                               387,740             (793,803)               719,632
------------------------------------------------------------- -------------------- ---------------------- --------------------

Long-term debt                                                                -                    -              2,224,327
------------------------------------------------------------- -------------------- ---------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                      -
Accumulated deferred investment
  tax credits                                                                 -                    -                      -
Customer advances and other deferred
  credits                                                                     -                    -                      -
Other long-term liabilities                                                   -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Minority Interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                      -
  Subject to mandatory redemption                                             -                    -                      -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                      -
Other preferred securities                                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Common stock                                                              8,065              (24,195)                 8,065
Additional paid-in capital                                                    -                    -                      -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                 (107)                  (228)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (13)              18,456                 (2,896)
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total common shareholders' equity                                         8,052               (5,846)                 4,941
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total liabilities and shareholders' equity                             $395,792            ($799,649)            $2,948,900
============================================================= ==================== ====================== ====================



MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Maplekey UK          Maplekey UK          Edison First Power
                                                              Finance Limited      Limited [9]          Limited [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -             $312,042
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -              312,042
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -              113,207
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $14                  $13               82,771
Depreciation, decommissioning and
  amortization                                                                -                    -               46,517
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     14                   13              242,495
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (14)                 (13)              69,547
Interest and dividend income                                                  -                    -                3,663
Other nonoperating income (deductions)-net                                    -                    -                 (582)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                3,081
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (14)                 (13)              72,628
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -               89,791
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -               89,791
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (14)                 (13)             (17,163)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                4,149
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (14)                 (13)             (21,312)
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($14)                ($13)            ($21,312)
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
Maplekey Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Maplekey Holdings    Consolidating          Maplekey Holdings
                                                              Limited              Adjustments            Limited
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- --------------------

Electric utility                                                              -                    -                      -
Unregulated power generation                                                  -                    -               $312,042
Financial services and other                                                  -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------
Total operating revenue                                                                                             312,042
------------------------------------------------------------- -------------------- ---------------------- --------------------

Fuel                                                                          -                    -                113,207
Purchased power - contracts                                                   -                    -                      -
Purchased power - power exchange                                              -                    -                      -
Provisions for reg. adj. clauses - net                                        -                    -                      -
Other operation and maintenance                                             $13                    -                 82,811
Depreciation, decommissioning and
  amortization                                                                -                    -                 46,517
Property and other taxes                                                      -                    -                      -
Net loss (gain) on sale of utility plant                                      -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------
Total operating expenses                                                     13                    -                242,535
------------------------------------------------------------- -------------------- ---------------------- --------------------

Operating income                                                            (13)                   -                 69,507
Interest and dividend income                                                  -                    -                  3,663
Other nonoperating income (deductions)-net                                    -                    -                   (582)
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total other income - net                                                      -                    -                  3,081
------------------------------------------------------------- -------------------- ---------------------- --------------------

Income before fixed charges and taxes                                       (13)                   -                 72,588
------------------------------------------------------------- -------------------- ---------------------- --------------------

Interest and amortization on long-term debt                                   -             ($18,456)                71,335
Other interest expense - net                                                  -                    -                      -
Capitalized interest                                                          -                    -                      -
Dividends on preferred securities                                             -                    -                      -
Dividends on utility preferred stock                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total fixed charges                                                           -              (18,456)                71,335
------------------------------------------------------------- -------------------- ---------------------- --------------------

Minority interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Income before taxes                                                         (13)              18,456                  1,253
------------------------------------------------------------- -------------------- ---------------------- --------------------

Income taxes                                                                  -                    -                  4,149
------------------------------------------------------------- -------------------- ---------------------- --------------------

Net income                                                                  (13)              18,456                 (2,896)
Retained earnings - beginning of year                                         -                    -                      -
Dividends declared on common stock, other                                     -                    -                      -
Dividends declared on preferred stock                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Retained earnings - end of year                                            ($13)             $18,456                ($2,896)
============================================================= ==================== ====================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       EME Adelaide         EME Monet Ltd.
                                                              Ausone Pty Ltd.      Energy Ltd.          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              South Australia      Consolidating          South Australia
                                                              Holdings Ltd.        Adjustments            Holdings Ltd.
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- ---------------------
ASSETS
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Cash and equivalents                                                          -                    -                      -
Receivables - net                                                             -                    -                      -
Fuel inventory                                                                -                    -                      -
Materials and supplies, at average cost                                       -                    -                      -
Accumulated deferred income taxes - net                                       -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Prepayments and other current assets                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total current assets                                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Nonutility property - net                                                     -                    -                      -
Nuclear decommissioning trusts                                                -                    -                      -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                      -
Investments in leveraged leases                                               -                    -                      -
Other investments                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total investment and other assets                                             -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                      -
  Generation                                                                  -                    -                      -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                      -
Construction work in progress                                                 -                    -                      -
Nuclear fuel, at amortized cost                                               -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total utility plant                                                           -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Unamortized nuclear investment - net                                          -                    -                      -
Income tax-related deferred charges                                           -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                      -
Other deferred charges                                                        -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total deferred charges                                                        -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total assets                                                                  -                    -                      -
============================================================= ==================== ====================== =====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       EME Adelaide         EME Monet Ltd.
                                                              Ausone Pty Ltd.      Energy Ltd.          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              South Australia      Consolidating          South Australia
                                                              Holdings Ltd.        Adjustments            Holdings Ltd.
                                                                                                          Consolidated
------------------------------------------------------------- -------------------- ---------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- ---------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                      -
Accounts payable                                                              -                    -                      -
Accrued taxes                                                                 -                    -                      -
Accrued interest                                                              -                    -                      -
Dividends payable                                                             -                    -                      -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total current liabilities                                                     -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Long-term debt                                                                -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                      -
Accumulated deferred investment
  tax credits                                                                 -                    -                      -
Customer advances and other deferred
  credits                                                                     -                    -                      -
Other long-term liabilities                                                   -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Minority Interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                      -
  Subject to mandatory redemption                                             -                    -                      -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                      -
Other preferred securities                                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Common stock                                                                  -                    -                      -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                      -
  Unrealized gain in equity securities-net                                    -                    -                      -
Retained earnings                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total common shareholders' equity                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                      -
============================================================= ==================== ====================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       EME Adelaide         EME Monet Ltd.
                                                              Ausone Pty Ltd.      Energy Ltd.          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                 -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock, other                                     -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I
South Australia Holdings Ltd. and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                               South Australia     Consolidating          South Australia
                                                               Holdings Ltd.       Adjustments            Holdings Ltd.
                                                                                                          Consolidated
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Electric utility                                                               -                   -                      -
Unregulated power generation                                                   -                   -                      -
Financial services and other                                                   -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------
Total operating revenue                                                                                                   -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Fuel                                                                           -                   -                      -
Purchased power - contracts                                                    -                   -                      -
Purchased power - power exchange                                               -                   -                      -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                -                   -                      -
Depreciation, decommissioning and
  amortization                                                                 -                   -                      -
Property and other taxes                                                       -                   -                      -
Net loss (gain) on sale of utility plant                                       -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------
Total operating expenses                                                       -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Operating income                                                               -                   -                      -
Interest and dividend income                                                   -                   -                      -
Other nonoperating income (deductions)-net
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Total other income - net                                                       -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Income before fixed charges and taxes                                          -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Interest and amortization on long-term debt                                    -                   -                      -
Other interest expense - net                                                   -                   -                      -
Capitalized interest                                                           -                   -                      -
Dividends on preferred securities                                              -                   -                      -
Dividends on utility preferred stock                                           -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Total fixed charges
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Minority interest                                                              -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Income before taxes                                                            -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Income taxes
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Net income
Retained earnings - beginning of year                                          -                   -                      -
Dividends declared on common stock, other                                      -                   -                      -
Dividends declared on preferred stock                                          -                   -                      -
-------------------------------------------------------------- ------------------- ---------------------- --------------------

Retained earnings - end of year                                                -                   -                      -
============================================================== =================== ====================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission De    Edison Mission       Edison Mission
                                                              Laide Pty Ltd.       Vendesi Pty Ltd.     Utilities Pty Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Monet Ltd.       Consolidating          EME Monet Ltd.
                                                                                   Adjustments            Consolidated
------------------------------------------------------------- -------------------- ---------------------- ---------------------
ASSETS
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Cash and equivalents                                                          -                    -                      -
Receivables - net                                                             -                    -                      -
Fuel inventory                                                                -                    -                      -
Materials and supplies, at average cost                                       -                    -                      -
Accumulated deferred income taxes - net                                       -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Prepayments and other current assets                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total current assets                                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Nonutility property - net                                                     -                    -                      -
Nuclear decommissioning trusts                                                -                    -                      -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                      -
Investments in leveraged leases                                               -                    -                      -
Other investments                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total investment and other assets                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                      -
  Generation                                                                  -                    -                      -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                      -
Construction work in progress                                                 -                    -                      -
Nuclear fuel, at amortized cost                                               -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total utility plant                                                           -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Unamortized nuclear investment - net                                          -                    -                      -
Income tax-related deferred charges                                           -                    -                      -
Regulatory balancing accounts - net                                           -                    -                      -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                      -
Other deferred charges                                                        -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total deferred charges                                                        -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ---------------------

Total assets                                                                  -                    -                      -
============================================================= ==================== ====================== =====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission De    Edison Mission       Edison Mission
                                                              Laide Pty Ltd.       Vendesi Pty Ltd.     Utilities Pty Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Monet Ltd.       Consolidating          EME Monet Ltd.
                                                                                   Adjustments            Consolidated
------------------------------------------------------------- -------------------- ---------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- ---------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                      -
Accounts payable                                                              -                    -                      -
Accrued taxes                                                                 -                    -                      -
Accrued interest                                                              -                    -                      -
Dividends payable                                                             -                    -                      -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total current liabilities                                                     -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Long-term debt                                                                -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                      -
Accumulated deferred investment
  tax credits                                                                 -                    -                      -
Customer advances and other deferred
  credits                                                                     -                    -                      -
Other long-term liabilities                                                   -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Minority Interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                      -
  Subject to mandatory redemption                                             -                    -                      -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                      -
Other preferred securities                                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Common stock                                                                  -                    -                      -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                      -
  Unrealized gain in equity securities-net                                    -                    -                      -
Retained earnings                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total common shareholders' equity                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                      -
============================================================= ==================== ====================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                               Edison Mission De   Edison Mission       Edison Mission
                                                               Laide Pty Ltd.      Vendesi Pty Ltd.     Utilities Pty Ltd.
-------------------------------------------------------------- ------------------- -------------------- --------------------

Electric utility                                                               -                   -                    -
Unregulated power generation                                                   -                   -                    -
Financial services and other                                                   -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------
Total operating revenue                                                                                                 -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Fuel                                                                           -                   -                    -
Purchased power - contracts                                                    -                   -                    -
Purchased power - power exchange                                               -                   -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                                -                   -                    -
Depreciation, decommissioning and
  amortization                                                                 -                   -
Property and other taxes                                                       -                   -                    -
Net loss (gain) on sale of utility plant                                       -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------
Total operating expenses                                                       -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Operating income                                                               -                   -                    -
Interest and dividend income                                                   -                   -                    -
Other nonoperating income (deductions)-net
-------------------------------------------------------------- ------------------- -------------------- --------------------

Total other income - net                                                       -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income before fixed charges and taxes                                          -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Interest and amortization on long-term debt                                    -                   -                    -
Other interest expense - net                                                   -                   -                    -
Capitalized interest                                                           -                   -                    -
Dividends on preferred securities                                              -                   -                    -
Dividends on utility preferred stock                                           -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Total fixed charges
-------------------------------------------------------------- ------------------- -------------------- --------------------

Minority interest                                                              -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income before taxes                                                            -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Income taxes
-------------------------------------------------------------- ------------------- -------------------- --------------------

Net income
Retained earnings - beginning of year                                          -                   -                    -
Dividends declared on common stock, other                                      -                   -                    -
Dividends declared on preferred stock                                          -                   -                    -
-------------------------------------------------------------- ------------------- -------------------- --------------------

Retained earnings - end of year                                                -                   -                    -
============================================================== =================== ==================== ====================


MEC International B.V., Global Generation B.V.
Edison First Power Holdings I, South Australia Holdings Ltd.
EME Monet Ltd. and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                              EME Monet Ltd.       Consolidating          EME Monet Ltd.
                                                                                   Adjustments            Consolidated
------------------------------------------------------------- -------------------- ---------------------- ------------------

Electric utility                                                              -                    -                      -
Unregulated power generation                                                  -                    -                      -
Financial services and other                                                  -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------
Total operating revenue                                                                                                   -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Fuel                                                                          -                    -                      -
Purchased power - contracts                                                   -                    -                      -
Purchased power - power exchange                                              -                    -                      -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                      -
Depreciation, decommissioning and
  amortization                                                                -                    -                      -
Property and other taxes                                                      -                    -                      -
Net loss (gain) on sale of utility plant                                      -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------
Total operating expenses                                                      -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Operating income                                                              -                    -                      -
Interest and dividend income                                                  -                    -                      -
Other nonoperating income (deductions)-net
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total other income - net                                                      -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income before fixed charges and taxes                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Interest and amortization on long-term debt                                   -                    -                      -
Other interest expense - net                                                  -                    -                      -
Capitalized interest                                                          -                    -                      -
Dividends on preferred securities                                             -                    -                      -
Dividends on utility preferred stock                                          -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Total fixed charges
------------------------------------------------------------- -------------------- ---------------------- ------------------

Minority interest                                                             -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income before taxes                                                           -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Income taxes
------------------------------------------------------------- -------------------- ---------------------- ------------------

Net income
Retained earnings - beginning of year                                         -                    -                      -
Dividends declared on common stock, other                                     -                    -                      -
Dividends declared on preferred stock                                         -                    -                      -
------------------------------------------------------------- -------------------- ---------------------- ------------------

Retained earnings - end of year                                               -                    -                      -
============================================================= ==================== ====================== ==================






MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [8]
                                                                                   Ebro, S.A. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,654                    -                    -
Receivables - net                                                         7,029                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        643                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     13,326                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               100,845                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (2,796)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        98,049
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    1,836                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,836                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $113,211                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Hydro Energy B.V.and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -               $5,655
Receivables - net                                                             -                    -                7,029
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  643
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          1                    -               13,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              100,845
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $24,871             ($24,871)              (2,796)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        24,871              (24,871)              98,049
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $24,872             ($24,871)            $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Hydro Energy B.V.and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [8]
                                                                                   Ebro, S.A. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       ($4,840)                   -                    -
Accounts payable                                                          3,039                    -                    -
Accrued taxes                                                             1,205                    -                    -
Accrued interest                                                          1,868                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,272                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           78,778                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,713                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,713                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           536                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             23,387                    -                    -
Additional paid-in capital                                                8,746                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (9,442)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,221                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        23,912                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $113,211                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $2,016                    -              ($2,824)
Accounts payable                                                             33                    -                3,072
Accrued taxes                                                               (27)                   -                1,178
Accrued interest                                                              -                    -                1,868
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,022                    -                3,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           29,428              $18,088              126,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                8,713
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  536
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25              (23,387)                  25
Additional paid-in capital                                                    -                    -                8,746
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,214              (29,014)             (35,242)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (9,817)               9,442                  846
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (6,578)             (42,959)             (25,626)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $24,872             ($24,871)            $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [8]
                                                                                   Ebro, S.A. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,409                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,409                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           4,027                    -                    -
Depreciation, decommissioning and
  amortization                                                            3,850                    -                    -
Property and other taxes                                                     96                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  7,973                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         14,436                    -                    -
Interest and dividend income                                                389                    -                    -
Other nonoperating income (deductions)-net                                 (262)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    127                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    14,563                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               8,088                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       8,088                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                          (186)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       6,289                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              2,458
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                3,831                    -                    -
Retained earnings - beginning of year                                    (2,610)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,221                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Hydro Energy B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Hydro Energy B.V     Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $22,409
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                            22,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $6                    -                4,033
Depreciation, decommissioning and
  amortization                                                                -                    -                3,850
Property and other taxes                                                      -                    -                   96
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      6                    -                7,979
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (6)                   -               14,430
Interest and dividend income                                                  -                    -                  389
Other nonoperating income (deductions)-net                                  102                    -                 (160)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    102                    -                  229
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        96                    -               14,659
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                  86                    -                8,174
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                          86                    -                8,174
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                 (186)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          10                    -                6,299
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  4                    -                2,461
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    6                    -                3,838
Retained earnings - beginning of year                                    (9,823)              $9,442               (2,991)
Dividends declared on common stock                                            -                    -                   (1)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($9,817)              $9,442                 $846
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberian              EME Desarrello       Hydro Energy B.V.
                                                              Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $179                   $3               $5,655
Receivables - net                                                             -                   25                7,029
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  643
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        179                   28               13,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              100,845
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         3,848                    -               (2,796)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         3,848                    -               98,049
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    1,646                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,646                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,673                  $28             $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberica de           Saltos del Porma,    Consolidating
                                                              Energias, S.A.       S.A.                 Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $4,377                  $38                    -
Receivables - net                                                         5,269                   54                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        449                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     10,096                   92                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                49,028                  469              $17,941
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,906                    -               (1,052)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        57,934                  469               16,889
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    4,561                2,543                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    4,561                2,543                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $72,590               $3,104              $16,889
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberian
                                                              Hy-Power Amsterdam
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,875                    -                    -
Receivables - net                                                         7,108                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        643                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     13,626                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               119,255                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       119,255                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    6,025                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    6,025                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $138,906                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberian              EME Desarrello       Hydro Energy B.V.
                                                              Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $10,548                    -              ($2,824)
Accounts payable                                                            (19)                $412                3,072
Accrued taxes                                                              (449)                (134)               1,178
Accrued interest                                                            164                    -                1,868
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                10,244                  278                3,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              126,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                8,713
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  536
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              1,186                    -                   25
Additional paid-in capital                                                  965                                     8,746
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    4                    8              (35,242)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (6,726)                (258)                 846
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (4,571)                (250)             (25,625)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,673                  $28             $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberica de           Saltos del Porma,    Consolidating
                                                              Energias, S.A.       S.A.                 Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $61                    -
Accrued taxes                                                                 -                    4                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   65                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    2             ($18,088)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                 $825               (2,036)
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                2,212               29,014
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -                    -                7,999
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                3,307               34,977
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $3,104              $16,889
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberian
                                                              Hy-Power Amsterdam
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $7,724                    -                    -
Accounts payable                                                          3,526                    -                    -
Accrued taxes                                                               599                    -                    -
Accrued interest                                                          2,032                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                13,881                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          108,208                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,713                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,713                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           536                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                9,711
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (4,004)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         1,861                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         7,568                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $138,906                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Iberian              EME Desarrello       Hydro Energy B.V.
                                                              Hy-Power Amsterdam   Espana S.L.          Consolidated
                                                              B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $22,409
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                            22,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $5                    -                4,033
Depreciation, decommissioning and
  amortization                                                               58                    -                3,850
Property and other taxes                                                      -                    -                   96
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     63                    -                7,979
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (63)                   -               14,430
Interest and dividend income                                                 50                   $1                  389
Other nonoperating income (deductions)-net                                  648                 (404)                (160)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    698                 (403)                 229
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       635                 (403)              14,659
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 290                    1                8,174
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         290                    1                8,174
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                 (186)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         345                 (404)               6,299
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                121                 (146)               2,461
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  224                 (258)               3,838
Retained earnings - beginning of year                                    (6,950)                   -               (2,991)
Dividends declared on common stock                                            -                    -                   (1)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($6,726)               ($258)                $846
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Iberica de           Saltos del Porma,    Consolidating
                                                              Energias, S.A.       S.A.                 Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                    -                    -
Retained earnings - beginning of year                                         -                    -               $8,498
Dividends declared on common stock                                            -                    -                 (499)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -               $7,999
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Iberian
                                                              Hy-Power Amsterdam
                                                              B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,409                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,409                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           4,038                    -                    -
Depreciation, decommissioning and
  amortization                                                            3,908                    -
Property and other taxes                                                     96                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  8,042                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         14,367                    -                    -
Interest and dividend income                                                440                    -                    -
Other nonoperating income (deductions)-net                                   84
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    524                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    14,891                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               8,465                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       8,465                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                          (186)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       6,240                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              2,436                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                3,804                    -                    -
Retained earnings - beginning of year                                    (1,443)                   -                    -
Dividends declared on common stock                                         (500)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,861                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [9]
                                                                                   Ebro, S.A. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,654                    -                    -
Receivables - net                                                         7,030                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        643                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     13,327                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               100,845                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        (2,796)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        98,049                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    1,836                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    1,836                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $113,212                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -               $5,655
Receivables - net                                                             -                  ($1)               7,029
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  643
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          1                    -               13,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              100,845
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        24,871              (24,871)              (2,796)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        24,871              (24,871)              98,049
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                1,836
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $24,872             ($24,872)            $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [9]
                                                                                   Ebro, S.A. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                       ($4,840)                   -                    -
Accounts payable                                                          3,039                    -                    -
Accrued taxes                                                             1,205                    -                    -
Accrued interest                                                          1,868                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 1,272                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           78,779                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,713                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,713                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           536                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             23,387                    -                    -
Additional paid-in capital                                                8,746                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (9,442)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         1,221                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        23,912                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $113,212                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $2,016                    -              ($2,824)
Accounts payable                                                             33                    -                3,072
Accrued taxes                                                               (27)                   -                1,178
Accrued interest                                                              -                    -                1,868
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 2,022                    -                3,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           29,428              $18,087              126,294
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                8,713
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                8,713
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  536
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 25              (23,387)                  25
Additional paid-in capital                                                    -                    -                8,746
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,214              (29,014)             (35,242)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (9,817)               9,442                  846
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (6,578)             (42,959)             (25,625)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $24,872             ($24,872)            $113,212
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Iberica de           Electro              Monasterio de
                                                              Energias S.A.        Metalurgica del      Rueda, S.L. [9]
                                                                                   Ebro, S.A. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $22,409                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  22,409                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           4,027                    -                    -
Depreciation, decommissioning and
  amortization                                                            3,850                    -
Property and other taxes                                                     96                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  7,973                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         14,436                    -                    -
Interest and dividend income                                                389                    -                    -
Other nonoperating income (deductions)-net                                 (262)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    127                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    14,563                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               8,088                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       8,088
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                          (186)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       6,289                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              2,458
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                3,831                    -                    -
Retained earnings - beginning of year                                    (2,610)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,221                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Hydro Energy B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Hydro Energy B.V.    Consolidating        Hydro Energy B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $22,409
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                            22,409
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              $6                    -                4,033
Depreciation, decommissioning and
  amortization                                                                -                    -                3,850
Property and other taxes                                                      -                    -                   96
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      6                    -                7,979
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             (6)                   -               14,430
Interest and dividend income                                                  -                                       389
Other nonoperating income (deductions)-net                                  102                                      (160)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    102                                       229
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        96                                    14,659
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                  86                    -                8,174
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                          86                    -                8,174
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                 (186)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          10                    -                6,299
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  4                    -                2,461
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    6                    -                3,838
Retained earnings - beginning of year                                    (9,823)              $9,442               (2,991)
Dividends declared on common stock                                            -                    -                   (1)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($9,817)              $9,442                 $846
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Electro              Monasterio de        Iberica de
                                                              Metalurgica del      Rueda, S.L. [8]      Energias, S.A.
                                                              Ebro, S.A.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,277                    -               $4,377
Receivables - net                                                         1,740                    -                5,269
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        194                    -                  449
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      3,211                    -               10,095
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 6,668                    -               49,028
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             8                    -                8,906
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         6,676                    -               57,934
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   44,597                    -                4,561
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   44,597                    -                4,561
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $54,484                    -              $72,590
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Iberica de
                                                              Adjustments          Energias, S.A.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $5,654                    -
Receivables - net                                                           $21                7,030                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  643                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         21               13,327                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                45,149              100,845                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (11,710)              (2,796)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        33,439               98,049                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  (47,322)               1,836                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  (47,322)               1,836                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($13,862)            $113,212                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Electro              Monasterio de        Iberica de
                                                              Metalurgica del      Rueda, S.L. [8]      Energias, S.A.
                                                              Ebro, S.A.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $5,268                    -               $1,855
Accounts payable                                                          4,049                    -                1,572
Accrued taxes                                                                85                    -                  829
Accrued interest                                                            124                    -                  117
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 9,526                    -                4,373
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           38,827                    -               37,103
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           432                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 83                    -               17,549
Additional paid-in capital                                                   12                                    11,062
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  999                    -                4,288
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,605                    -               (1,785)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,699                    -               31,114
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $54,484                    -              $72,590
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Iberica de
                                                              Adjustments          Energias, S.A.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      ($11,963)             ($4,840)                   -
Accounts payable                                                         (2,582)               3,039                    -
Accrued taxes                                                               291                1,205                    -
Accrued interest                                                          1,627                1,868                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (12,627)               1,272                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                            2,849               78,779                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   8,713                8,713                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                8,713                8,713                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           104                  536                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                              5,755               23,387                    -
Additional paid-in capital                                               (2,328)               8,746                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (14,729)              (9,442)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                        (1,599)               1,221                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (12,901)              23,912                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($13,862)            $113,212                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Electro              Monasterio de        Iberica de
                                                              Metalurgica del      Rueda, S.L. [8]      Energias, S.A.
                                                              Ebro, S.A.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $10,394                    -              $12,729
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  10,394                                    12,729
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           1,417                    -                2,851
Depreciation, decommissioning and
  amortization                                                            2,727                    -                1,675
Property and other taxes                                                     50                    -                   48
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  4,194                    -                4,574
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          6,200                    -                8,155
Interest and dividend income                                                 67                    -                  350
Other nonoperating income (deductions)-net                                 (195)                   -                 (458)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   (128)                   -                 (108)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     6,072                    -                8,047
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               3,867                    -                2,651
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       3,867                    -                2,651
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                          (186)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       2,019                    -                5,396
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 90                                     1,895
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                1,929                    -                3,501
Retained earnings - beginning of year                                     2,676                    -               (5,286)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,605                    -              ($1,785)
============================================================= ==================== ==================== ====================


MEC International B.V.
Iberian Hy-Power Amsterdam B.V.
Iberica de Energias, S. A. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Iberica de
                                                              Adjustments          Energias, S.A.
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                              ($714)             $22,409                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                    (714)              22,409                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            (241)               4,027                    -
Depreciation, decommissioning and
  amortization                                                             (552)               3,850
Property and other taxes                                                     (2)                  96                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                   (795)               7,973                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             81               14,436                    -
Interest and dividend income                                                (27)                 390                    -
Other nonoperating income (deductions)-net                                  391                 (262)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    364                  128                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       445               14,564                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               1,571                8,089                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       1,571                8,089                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                 (186)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (1,126)               6,289                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                473                2,458                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (1,599)               3,831                    -
Retained earnings - beginning of year                                         -               (2,610)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($1,599)              $1,221                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [7]      Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $57               $1,283                    -
Receivables - net                                                             -                5,012                    -
Fuel inventory                                                                -                4,778                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  732                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         57               11,805                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              739,339                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       184,280                    -              $95,167
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       184,280              739,339               95,167
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $184,337             $756,139              $95,167
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $26,465              $27,805                    -
Receivables - net                                                         7,065               12,077                    -
Fuel inventory                                                            4,590                9,368                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        704                1,436                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     38,824               50,686                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               551,772            1,291,111                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (279,447)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       272,325            1,291,111
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   11,350               16,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   11,350               16,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $322,499           $1,358,142                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [7]      Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $11,401                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,879)            (283,049)            ($10,703)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,879)            (271,648)             (10,703)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              418,280               98,758
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -               (7,309)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              353,905                    -
Other long-term liabilities                                                   -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)             354,720               (7,309)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              181,930              186,821                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (593)              (2,632)              27,713
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,888               70,598              (13,292)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       186,225              254,787               14,421
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $184,337             $756,139              $95,167
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($11,401)                   -                    -
Current portion of long-term debt                                        21,549              $21,549                    -
Accounts payable                                                         96,121             (391,752)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         16,535               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (69,438)            (353,668)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          423,415              940,453                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               17,043                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               154,921              508,826                    -
Other long-term liabilities                                                 815                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              178,467              525,869                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       111,897              111,897                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                             (290,398)              78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (78,246)             (53,758)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        46,802              108,996                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (321,842)             133,591                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $322,499           $1,358,142                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [7]      Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $55,570              $24,228
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               55,570               24,228
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,759                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,702               24,225
Depreciation, decommissioning and
  amortization                                                                -               (8,295)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               15,166               24,225
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               40,404                    3
Interest and dividend income                                                 $2               12,892                  871
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2               12,892                  871
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         2               53,296                  874
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               34,381                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               34,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           2               18,915                  874
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                                     9,709
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    2               18,915               (8,835)
Retained earnings - beginning of year                                     4,886               51,683               (4,457)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,888              $70,598             ($13,292)
============================================================= ==================== ==================== ====================


MEC International B.V.
Latrobe Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $88,882             $168,680                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  88,882              168,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     14,502               23,261                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (15,850)              23,077                    -
Depreciation, decommissioning and
  amortization                                                           36,855               28,560
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 35,507               74,898                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         53,375               93,782                    -
Interest and dividend income                                              6,263               20,028                    -
Other nonoperating income (deductions)-net                                2,197                2,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  8,460               22,225                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    61,835              116,007                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              32,029               66,410                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      32,029               66,410                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      29,806               49,597                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             18,111               27,820                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               11,695               21,777                    -
Retained earnings - beginning of year                                    35,107               87,219                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $46,802             $108,996                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power Pty    Mission Energy
                                                              Energy Holdings      Ltd Consolidated     Ventures Australia
                                                              Pty Ltd                                   Pty Ltd
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,105              $27,805                    -
Receivables - net                                                            22               12,077                    -
Fuel inventory                                                                -                9,368                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        173                1,436                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,300               50,686                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 1,232            1,291,111                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           743                    -               $2,526
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         1,975            1,291,111                2,526
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    9,118               16,345                1,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    9,118               16,345                1,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $13,393           $1,358,142               $4,116
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Traralgon Power      Loy Yang Holdings    Consolidating
                                                              Pty Ltd              Pty Ltd              Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -             ($27,805)
Receivables - net                                                             -                    -              (12,077)
Fuel inventory                                                                -                    -               (9,368)
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -               (1,436)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -              (50,686)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -           (1,283,798)
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       $84,936                    -              (84,937)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        84,936                    -           (1,368,735
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -              (26,994)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -              (26,994)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $84,936                    -          ($1,446,416)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loy Yang Holdings
                                                              Pty Ltd
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $2,105                    -                    -
Receivables - net                                                            22                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        173                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,300                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 8,545                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         3,268                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        11,813
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       59                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       59                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $14,172                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power Pty    Mission Energy
                                                              Energy Holdings      Ltd Consolidated     Ventures Australia
                                                              Pty Ltd                                   Pty Ltd
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                        $1,531              $21,549                    -
Accounts payable                                                        (18,204)            (391,752)               ($158)
Accrued taxes                                                                 -                    -                  (76)
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (16,673)            (353,668)                (234)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              330              940,453                2,459
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,756               17,043                1,441
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              508,826                    -
Other long-term liabilities                                                 200                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,956              525,869                1,441
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              111,897                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (1,063)             (53,758)                 114
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        26,843              108,996                  336
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        25,780              133,591                  450
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $13,393           $1,358,142               $4,116
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Traralgon Power      Loy Yang Holdings    Consolidating
                                                              Pty Ltd              Pty Ltd              Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -             ($23,030)
Accounts payable                                                       ($11,153)                   -              405,856
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -              (16,535)
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (11,153)                   -              366,291
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          133,068                    -           (1,073,218)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  (6,883)                   -              (13,500)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -             (508,504)
Other long-term liabilities                                                   -                    -                 (200)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (6,883)                   -             (522,204)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -             (111,897)
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -              (78,353)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (20,198)                   -               73,978
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (9,898)                   -             (101,012)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (30,096)                   -             (105,387)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $84,936                    -          ($1,446,415)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loy Yang Holdings
                                                              Pty Ltd
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $50                    -                    -
Accrued taxes                                                           (15,411)                   -                    -
Accrued interest                                                            (76)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (15,437)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                            3,092                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,857                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                   322                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                2,179                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (927)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        25,265                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        24,338                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $14,172                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power Pty    Mission Energy
                                                              Energy Holdings      Ltd Consolidated     Ventures Australia
                                                              Pty Ltd                                   Pty Ltd
                                                              Consolidated                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $13,482             $168,680                 $187
Financial services and other                                                                       -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  13,482              168,680                  187
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               23,261                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          15,507               23,077                    -
Depreciation, decommissioning and
  amortization                                                              510               28,560
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 16,017               74,898                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (2,535)              93,782                  187
Interest and dividend income                                              2,107               20,028                   15
Other nonoperating income (deductions)-net                                4,468                2,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  6,575               22,225                   15
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     4,040              116,007                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               66,410                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               66,410                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       4,040               49,597                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (13,140)              27,820                  217
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               17,180               21,777                  (15)
Retained earnings - beginning of year                                     9,663               87,219                  351
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $26,843             $108,996                 $336
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Traralgon Power      Loy Yang Holdings    Consolidating
                                                              Pty Ltd              Pty Ltd              Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -            ($165,536)
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                          (165,536)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -              (23,261)
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -              (23,520)
Depreciation, decommissioning and
  amortization                                                                -                    -              (28,558)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -              (75,339)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -              (90,196)
Interest and dividend income                                               $853                    -              (22,733)
Other nonoperating income (deductions)-net                                                                         (6,654)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    853                    -              (29,387)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       853                    -             (119,583)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -              (66,410)
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -              (66,410)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        $853                    -              (53,173)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              8,364                    -              (36,993)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               (7,511)                                  (16,180)
Retained earnings - beginning of year                                    (2,387)                   -              (84,832)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($9,898)                   -            ($101,012)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Loy Yang Holdings
                                                              Pty Ltd
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $16,814                    -                    -
Financial services and other                                                                       -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  16,814                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          15,064                    -                    -
Depreciation, decommissioning and
  amortization                                                              512                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 15,576                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          1,238                    -                    -
Interest and dividend income                                                270                    -                    -
Other nonoperating income (deductions)-net                                   11
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    281                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     1,519                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       1,519                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (13,732)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               15,251                    -                    -
Retained earnings - beginning of year                                    10,014                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $25,265                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power        Edison Mission
                                                              Energy Australia     Partnership [8]      Energy Australia
                                                              Ltd.                                      Pilbara Power Pty
                                                                                                        Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Mission Energy
                                                              Operation &          Operation &          Holdings Superannu-
                                                              Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                              Kwinana Pty Ltd      Yang Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                                       -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Kwinana Power        Edison Mission
                                                              (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $5,910                 $512
Receivables - net                                                             -                2,416                   22
Fuel inventory                                                                -                1,809                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  203                  173
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               10,338                  707
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               77,226                1,233
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                          $372                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                           372               77,226                1,233
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       11                2,667                  550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       11                2,667                  550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $383              $90,231               $2,490
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Energy Holdings
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($4,317)              $2,105                    -
Receivables - net                                                        (2,416)                  22                    -
Fuel inventory                                                           (1,809)                   -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (203)                 173                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     (8,745)               2,300                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               (77,227)               1,232                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           371                  743                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       (76,856)               1,975                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                                                -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    5,890                9,118                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    5,890                9,118                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($79,711)             $13,393                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power        Edison Mission
                                                              Energy Australia     Partnership [8]      Energy Australia
                                                              Ltd.                                      Pilbara Power Pty
                                                                                                        Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Mission Energy
                                                              Operation &          Operation &          Holdings Superannu-
                                                              Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                              Kwinana Pty Ltd      Yang Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,006)             ($3,987)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                                       -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,006)              (3,987)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (28)                (663)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,034                4,650                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        $1,006               $3,987                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Kwinana Power        Edison Mission
                                                              (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $3,709                  $50
Accounts payable                                                           ($75)             (21,541)               3,044
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                3,097                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   (75)             (14,735)               3,094
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                              243               58,708                  122
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                     123                    -                   78
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                9,075                    -
Other long-term liabilities                                                   -                    -                  200
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                  123                9,075                  278
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                               -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -               20,842                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   13                  558                3,475
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                            79               15,783               (4,479)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                            92               37,183               (1,004)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $383              $90,231               $2,490
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Energy Holdings
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                                         -
Current portion of long-term debt                                       ($2,228)              $1,531                    -
Accounts payable                                                          5,361              (18,204)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         (3,097)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    36              (16,673)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          (58,743)                 330                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,555                3,756                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                (9,075)                   -                    -
Other long-term liabilities                                                   -                  200                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               (5,520)               3,956                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              (20,842)                   -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (4,418)              (1,063)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         9,776               26,843                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       (15,484)              25,780                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($79,711)             $13,393                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Latrobe Power        Edison Mission
                                                              Energy Australia     Partnership [8]      Energy Australia
                                                              Ltd.                                      Pilbara Power Pty
                                                                                                        Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                                                 -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Mission Energy
                                                              Operation &          Operation &          Holdings Superannu-
                                                              Maintenance          Maintenance Loy      ation Fund Pty Ltd
                                                              Kwinana Pty Ltd      Yang Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $1,747               $9,222                    -
Financial services and other                                                                                            -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   1,747                9,222
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -
Other operation and maintenance                                           1,390                9,209                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  1,390                9,209                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            357                   13                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                                                                -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       357                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         357                   13                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  357                   13                    -
Retained earnings - beginning of year                                       677                4,637                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,034               $4,650                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Kwinana Power        Edison Mission
                                                              (Kwinana) Pty Ltd    Partnership [8]      Energy Holdings
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                $64              $39,809                    -
Financial services and other                                                                       -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                      64               39,809                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               21,095                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                                             -                    -
Other operation and maintenance                                               -                  708               $4,456
Depreciation, decommissioning and
  amortization                                                                                 3,836                  410
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               25,639                4,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                             64               14,170               (4,866)
Interest and dividend income                                                  -                1,041                1,618
Other nonoperating income (deductions)-net                                                    (1,788)                 (22)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                 (747)               1,596
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        64               13,423               (3,270)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                7,075                    9
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                                            7,075                    9
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          64                6,348               (3,279)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  2                    -                  535
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   62                6,348               (3,814)
Retained earnings - beginning of year                                        17                9,435                 (665)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $79              $15,783              ($4,479)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Edison Mission Energy Holdings Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Edison Mission
                                                              Adjustments          Energy Holdings
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           ($37,360)             $13,482                    -
Financial services and other                                                  -                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 (37,360)              13,482
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                    (21,095)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            (256)              15,507                    -
Depreciation, decommissioning and
  amortization                                                           (3,736)                 510                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                (25,087)              16,017                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        (12,273)              (2,535)                   -
Interest and dividend income                                               (552)               2,107                    -
Other nonoperating income (deductions)-net                                6,278                4,468                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  5,726                6,575                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (6,547)               4,040                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              (7,084)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      (7,084)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (537)               4,040                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (13,677)             (13,140)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               14,214               17,180                    -
Retained earnings - beginning of year                                    (4,438)               9,663                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $9,776              $26,843                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [8]      Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $57               $1,283                    -
Receivables - net                                                             -                5,012                    -
Fuel inventory                                                                -                4,778                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  732                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         57               11,805                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              739,339                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       184,280                    -              $95,167
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       184,280              739,339               95,167
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $184,337             $756,139              $95,167
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $26,465              $27,805                    -
Receivables - net                                                         7,065               12,077                    -
Fuel inventory                                                            4,590                9,368                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                        704                1,436                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     38,824               50,686                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               551,772            1,291,111                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (279,447)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       272,325            1,291,111
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   11,350               16,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   11,350               16,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $322,499           $1,358,142                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [8]      Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $11,401                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,879)            (283,049)            ($10,703)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,879)            (271,648)             (10,703)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              418,280               98,758
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -               (7,309)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              353,905                    -
Other long-term liabilities                                                   -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)             354,720               (7,309)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              181,930              186,821                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (593)              (2,632)              27,713
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         4,888               70,598              (13,292)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       186,225              254,787               14,421
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $184,337             $756,139              $95,167
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($11,401)
Current portion of long-term debt                                        21,549              $21,549                    -
Accounts payable                                                        (96,121)            (391,752)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         16,535               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (69,438)            (353,668)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          423,415              940,453                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  24,361               17,043                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                               154,921              508,826                    -
Other long-term liabilities                                                (815)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              178,467              525,869                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       111,897              111,897                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                             (290,398)              78,353                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (78,246)             (53,758)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        46,802              108,996                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (321,842)             133,591                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $322,499           $1,358,142                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Latrobe Power Pty
                                                              Partnership          Partnership [8]      Ltd.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $55,570              $24,228
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                       55,570               24,228
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,759                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,702                    -
Depreciation, decommissioning and
  amortization                                                                -               (8,295)              24,225
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               15,166               24,225
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               40,404                    3
Interest and dividend income                                                 $2               12,892                  871
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2               12,892                  871
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         2               53,296                  874
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               34,381                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               34,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           2               18,915                  874
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                9,709
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    2               18,915               (8,835)
Retained earnings - beginning of year                                     4,886               51,683               (4,457)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,888              $70,598             ($13,292)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Latrobe Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Latrobe Power Pty
                                                              Adjustments          Ltd Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $88,882             $168,680                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  88,882              168,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     14,502               23,261                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           8,375               23,077                    -
Depreciation, decommissioning and
  amortization                                                           12,630               28,560                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 35,507               74,898                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         53,375               93,782                    -
Interest and dividend income                                              6,263               20,028                    -
Other nonoperating income (deductions)-net                                2,197                2,197
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  8,460               22,225                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    61,835              116,007                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              32,029               66,410                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      32,029               66,410                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      29,806               49,597                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             18,111               27,820
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               11,695               21,777                    -
Retained earnings - beginning of year                                    35,107               87,219                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $46,802             $108,996                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Mission Energy
                                                              Partnership          Partnership [8]      Ventures Australia
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $57               $1,283                    -
Receivables - net                                                             -                5,012                    -
Fuel inventory                                                                -                4,778                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  732                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         57               11,805                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              739,339                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       184,280                    -               $2,526
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       184,280              739,339                2,526
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                4,995                1,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,995                1,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $184,337             $756,139               $4,116
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Mission Energy
                                                              Adjustments          Ventures Australia
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($1,340)                   -                    -
Receivables - net                                                        (5,012)                   -                    -
Fuel inventory                                                           (4,778)                   -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (732)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (11,862)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (739,339)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (184,280)              $2,526                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (923,619)               2,526
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   (4,995)               1,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,995)               1,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($940,476)              $4,116                    -
============================================================= ==================== ==================== ====================



MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Mission Energy
                                                              Partnership          Partnership [8]      Ventures Australia
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $11,401                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,879)            (283,049)               ($158)
Accrued taxes                                                                 -                    -                  (76)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,879)            (271,648)                (234)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              418,280                2,459
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -                1,441
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              353,905                    -
Other long-term liabilities                                                   -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)             354,720                1,441
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              181,930              186,821                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (593)              (2,632)                 114
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,888               70,598                  336
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       186,225              254,787                  450
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $184,337             $756,139               $4,116
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Mission Energy
                                                              Adjustments          Ventures Australia
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($11,401)                   -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        284,928                ($158)                   -
Accrued taxes                                                                 -                  (76)                   -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               273,527                 (234)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (418,280)               2,459                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       9                1,441                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (353,905)                   -                    -
Other long-term liabilities                                                (815)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (354,711)               1,441                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                             (368,751)                   -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,225                  114                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (75,486)                 336                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (441,012)                 450                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($940,476)              $4,116                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Mission Energy
                                                              Partnership          Partnership [8]      Ventures Australia
                                                                                                        Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $55,570                 $187
Financial services and other                                                  -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                                       55,570                  187
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,759                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net
Other operation and maintenance                                               -               14,702                    -
Depreciation, decommissioning and
  amortization                                                                -               (8,295)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               15,166                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               40,404                  187
Interest and dividend income                                                 $2               12,892                   15
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2               12,892                   15
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         2               53,296                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               34,381                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               34,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           2               18,915                  202
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                  217
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    2               18,915                  (15)
Retained earnings - beginning of year                                     4,886               51,683                  351
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,888              $70,598                 $336
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Mission Energy Ventures Australia Pty Ltd and Subsidiaries [Tier 7] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Mission Energy
                                                              Adjustments          Ventures Australia
                                                                                   Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           ($55,570)                $187                    -
Financial services and other                                                  -                                         -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 (55,570)                 187                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     (8,759)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (14,702)                   -                    -
Depreciation, decommissioning and
  amortization                                                            8,295                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                (15,166)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        (40,404)                 187                    -
Interest and dividend income                                            (12,894)                  15                    -
Other nonoperating income (deductions)-net
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (12,894)                  15                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (53,298)                 202                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                             (34,381)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                     (34,381)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (18,917)                 202                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                     217                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (18,917)                 (15)                   -
Retained earnings - beginning of year                                   (56,569)                 351                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($75,486)                $336                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [8]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $57               $1,283                    -
Receivables - net                                                             -                5,012                    -
Fuel inventory                                                                -                4,778                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  732                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         57               11,805                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              739,339                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       184,280                    -              $84,936
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       184,280              739,339               84,936
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $184,337             $756,139              $84,936
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($1,340)                   -                    -
Receivables - net                                                        (5,012)                   -                    -
Fuel inventory                                                           (4,778)                   -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (732)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (11,862)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (739,339)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (184,280)             $84,936                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (923,619)              84,936                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   (4,995)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,995)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($940,476)             $84,936                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [8]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $11,401                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,879)            (283,049)            ($11,153)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,879)            (271,648)             (11,153)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              418,280              133,068
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -               (6,883)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              353,905                    -
Other long-term liabilities                                                   -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)             354,720               (6,883)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              181,930              186,821                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (593)              (2,632)             (20,198)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,888               70,598               (9,898)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       186,225              254,787              (30,096)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $184,337             $756,139              $84,936
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($11,401)                   -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        284,928             ($11,153)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               273,527              (11,153)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (418,280)             133,068                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       9               (6,883)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (353,905)                   -                    -
Other long-term liabilities                                                (815)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (354,711)              (6,883)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                             (368,751)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,225              (20,198)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       (75,486)              (9,898)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (441,012)             (30,096)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($940,476)             $84,936                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [8]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $55,570                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               55,570                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,759                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,702                    -
Depreciation, decommissioning and
  amortization                                                                -               (8,295)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               15,166                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               40,404                    -
Interest and dividend income                                                 $2               12,892                 $853
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2               12,892                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         2               53,296                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               34,381                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               34,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           2               18,915                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                                        8,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    2               18,915               (7,511)
Retained earnings - beginning of year                                     4,886               51,683               (2,387)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,888              $70,598              ($9,898)
============================================================= ==================== ==================== ====================


MEC International B.V.
Loy Yang Holdings Pty Ltd
Traralgon Power Pty Ltd and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           ($55,570)                   -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 (55,570)                                        -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     (8,759)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (14,702)                   -                    -
Depreciation, decommissioning and
  amortization                                                            8,295                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                (15,166)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        (40,404)                   -                    -
Interest and dividend income                                            (12,894)                $853                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (12,894)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                  (53,2980)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                             (34,381)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                     (34,381)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (18,917)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                   8,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (18,917)              (7,511)                   -
Retained earnings - beginning of year                                   (56,569)              (2,387)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($75,486)             ($9,898)                   -
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $10,596                 $108                    -
Receivables - net                                                        13,062                   92                   $1
Fuel inventory                                                            2,973                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      1,256                    2                   25
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     27,887                  202                   26
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               136,599                    -                   28
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       136,599                    -                   28
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   16,960                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   16,960                    -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $181,446                 $202                  $55
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $24                ($108)             $10,620
Receivables - net                                                             -                  (93)              13,062
Fuel inventory                                                                -                    -                2,973
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  (27)               1,256
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         24                 (228)              27,911
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 9,339                  (27)             145,939
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                           100                 (100)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                        34,749              (34,749)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        44,188              (34,876)             145,939
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      393                   (2)              17,352
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      393                   (2)              17,352
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $44,605             ($35,106)            $191,202
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $11,547                    -                    -
Accounts payable                                                          9,142                 $220                 $987
Accrued taxes                                                             1,072                    1                   26
Accrued interest                                                             93                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                21,854                  221                1,015
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          114,144                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                 4,129                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                4,129                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           254                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                224                   59                   59
Additional paid-in capital                                               43,343                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (3,517)                 (53)                (476)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         1,015                  (25)                (543)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        41,065                  (19)                (960)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $181,446                 $202                  $55
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -              $11,547
Accounts payable                                                         $7,641              ($1,208)              16,782
Accrued taxes                                                               (89)                 (27)                 983
Accrued interest                                                              -                    -                   93
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 7,552               (1,237)              29,405
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -              114,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                4,129
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                4,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  254
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 30                 (297)                  75
Additional paid-in capital                                               37,088              (34,674)              45,756
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                  535               (3,511)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                           (64)                 567                  950
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        37,053              (33,869)              43,270
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $44,605             ($35,106)            $191,202
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Doga Enerji Uretim   Doga Isi Satis       Doga Isletme ve
                                                              Sanayi ve Ticaret    Hizmetleri ve        Bakim Ticaret L.S.
                                                              L.S.                 Ticaret L.S.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $37,999                 $261                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  37,999                  261                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     20,028                  261                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           8,252                   44                 $879
Depreciation, decommissioning and
  amortization                                                            3,815                    -                    2
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 32,095                  305                  881
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          5,904                  (44)                (881)
Interest and dividend income                                                 36                    -                    -
Other nonoperating income (deductions)-net                               (1,530)                  19                  338
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 (1,494)                  19                  338
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     4,410                  (25)                (543)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               6,758                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       6,758                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      (2,348)                 (25)                (543)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             (3,362)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                1,014                  (25)                (543)
Retained earnings - beginning of year                                         1                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $1,015                 ($25)               ($543)
============================================================= ==================== ==================== ====================


MEC International B.V.
MEC Esenyurt B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Esenyurt B.V.    Consolidating        MEC Esenyurt B.V.
                                                                                   Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                ($261)             $37,999
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                 (261)              37,999
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                 (261)              20,028
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                 (923)               8,252
Depreciation, decommissioning and
  amortization                                                             $267                   (2)               4,082
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    267               (1,186)              32,362
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (267)                 925                5,637
Interest and dividend income                                                  1                    -                   37
Other nonoperating income (deductions)-net                                   77                 (357)              (1,453)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     78                 (357)              (1,416)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (189)                 568                4,221
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                6,758
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                6,758
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (189)                 568               (2,537)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (66)                   -               (3,428)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (123)                 568                  891
Retained earnings - beginning of year                                        58                   (1)                  58
Dividends declared on common stock                                            1                    -                    1
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($64)                $567                 $950
============================================================= ==================== ==================== ====================





MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Mission       MEC Esenyurt B.V.    Doga Enerji Uretim
                                                              Energy               Consolidated         Sanayi ve Ticaret
                                                              International B.V.                        L.S. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $17              $10,620              $10,596
Receivables - net                                                             -               13,062               13,062
Fuel inventory                                                                -                2,973                2,973
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                1,256                1,256
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         17               27,911               27,887
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              145,939              136,599
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              145,939              136,599
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               17,352               16,959
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               17,352               16,959
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $17             $191,202             $181,445
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Doga Isi Satis       Doga Isletme ve      MEC IES B.V.
                                                              Hizmetleri ve        Bakim Ticaret L.S.
                                                              Ticaret L.S. [7]     [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $108                    -                  $97
Receivables - net                                                            92                   $1                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          2                   25                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        202                   26                   97
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                   28                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                  (83)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                   28                  (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    1                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                               $202                  $55                  $14
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              ISAB Energy          MEC India B.V.       Edison Mission
                                                              Services s.r.l. [7]                       Energy Power [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $18                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   18                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                                  -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                  $18                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                        B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                       $294                  $22                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                        294                   22                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        23,832              127,057               $4,268
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        23,832              127,057                4,268
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                       23                  978                   43
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                       23                  978                   43
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $24,149             $128,057               $4,311
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Gulf Power           MEC Perth B.V.
                                                              Generation Co.
                                                              Ltd. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -               $5,929                    -
Receivables - net                                                             -                2,416                    -
Fuel inventory                                                                -                1,809                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  203                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               10,357                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -               77,230                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               77,230                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                2,668                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                2,668                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $90,255                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Priolo B.V.      MEC San Pascual      MEC Sidi Krir B.V.
                                                                                   B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $30                    -                  $17
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         30                    -                   17
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        18,843               $4,590                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        18,843                4,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                      111                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                      111                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $18,984               $4,635                  $17
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Sumatra B.V.     MEC Wales B.V.       Mission Energy
                                                                                   Consolidated         Italia s.r.l.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $16              $24,244                 $134
Receivables - net                                                             -               44,835                  247
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                1,625                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -               21,135                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         16               91,839                  528
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,036,216                  197
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              (25,049)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -            1,011,167                  197
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -              321,613                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              321,613                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                $16           $1,424,619                 $743
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              P.T. Edison          MEC International    Consolidating
                                                              Mission Operation    Holdings B.V.        Adjustments
                                                              and Maintenance
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,815                  $44             ($53,967)
Receivables - net                                                           328                    -              (74,043)
Fuel inventory                                                                -                    -               (7,755)
Materials and supplies, at average cost                                       -                    -               (1,625)
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         59                    -              (24,083)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      2,202                   44             (161,473)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     6                    -           (1,396,215)
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                5,407             (153,570)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             6                5,407           (1,549,785)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -             (359,811)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -             (359,811)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $2,208               $5,451          ($2,071,069)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC International
                                                              Holdings B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $34
Receivables - net                                                             -
Fuel inventory                                                                -
Materials and supplies, at average cost                                       -
Accumulated deferred income taxes - net                                       -
Regulatory balancing accounts - net                                           -
Prepayments and other current assets                                          -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         34
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -
Nuclear decommissioning trusts                                                -
Investments in partnerships
  and unconsolidated subsidiaries                                         5,295
Investments in leveraged leases                                               -
Other investments                                                             -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         5,295
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -
  Generation                                                                  -
Accumulated provision for depreciation
  and decommissioning                                                         -
Construction work in progress                                                 -
Nuclear fuel, at amortized cost                                               -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -
Income tax-related deferred charges                                           -
Regulatory balancing accounts - net                                           -
Unamortized debt issuance and
  reacquisition expense                                                       -
Other deferred charges                                                        -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $5,329
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       MEC Esenyurt B.V.    Doga Enerji Uretim
                                                              Energy               Consolidated         Sanayi ve Ticaret
                                                              International B.V.                        L.S. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $11,547              $11,547
Accounts payable                                                          ($252)              16,782                9,141
Accrued taxes                                                                 -                  983                1,072
Accrued interest                                                             14                   93                   93
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                                       -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                  (238)              29,405               21,853
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              114,144              114,144
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                4,129                4,129
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                4,129                4,129
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  254                  254
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 26                   75                  224
Additional paid-in capital                                                  209               45,756               43,343
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (3,511)              (3,517)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                            20                  950                1,015
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           255               43,270               41,065
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $17             $191,202             $181,445
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Doga Isi Satis       Doga Isletme ve      MEC IES B.V.
                                                              Hizmetleri ve        Bakim Ticaret L.S.
                                                              Ticaret L.S. [7]     [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $220                 $987                 $203
Accrued taxes                                                                 1                   26                 (106)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    2                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   221                1,015                   97
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 59                   59                   25
Additional paid-in capital                                                    -                    -                   92
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  (53)                (476)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           (25)                (543)                (200)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                           (19)                (960)                 (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                 $202                  $55                  $14
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              ISAB Energy          MEC India B.V.       Edison Mission
                                                              Services s.r.l. [7]                       Energy Power [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $32                    -
Accrued taxes                                                                 -                  (12)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   20                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (25)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                  $18                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                        B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $11                  $16                  $67
Accrued taxes                                                                60                  (57)                 (11)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    71                  (41)                  56
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   3,037                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                3,037                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 22                   21                   23
Additional paid-in capital                                               15,826              126,849                4,252
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                         5,193                1,228                  (20)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        21,041              128,098                4,255
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $24,149             $128,057               $4,311
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Gulf Power           MEC Perth B.V.
                                                              Generation Co.
                                                              Ltd. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -               $3,709                    -
Accounts payable                                                              -              (28,920)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                3,097                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (22,114)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               82,719                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               11,040                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                9,743                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -               20,783                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                  372                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (3,709)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -               12,181                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                8,495                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $90,255                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Priolo B.V.      MEC San Pascual      MEC Sidi Krir B.V.
                                                                                   B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,313)                 $57                  $24
Accrued taxes                                                               159                  (11)                 (10)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,154)                  46                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 21                   23                   26
Additional paid-in capital                                               20,457                4,590                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                  189                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (529)                 (24)                 (23)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        20,138                4,589                    3
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $18,984               $4,635                  $17
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Sumatra B.V.     MEC Wales B.V.       Mission Energy
                                                                                   Consolidated         Italia s.r.l.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $24            ($190,629)                $343
Accrued taxes                                                               (10)              (1,633)                 127
Accrued interest                                                              -                9,722                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    14             (182,540)                 470
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              674,234                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              262,403                    -
Accumulated deferred investment                                               -                    -                    -
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               30,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              293,083                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              106,060                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 26              276,698                   14
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (43,356)                   -
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           (24)             300,440                  259
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             2              533,782                  273
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                  $16           $1,424,619                 $743
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              P.T. Edison          MEC International    Consolidating
                                                              Mission Operation    Holdings B.V.        Adjustments
                                                              and Maintenance
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -             ($26,803)
Accounts payable                                                              -                  $19              193,215
Accrued taxes                                                              $272                  (17)                (847)
Accrued interest                                                              -                    -              (13,019)
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                        37                    -                  (39)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   309                    2              152,507
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -             (985,241)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -             (276,480)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -              (18,001)
Other long-term liabilities                                                   -                    -              (30,680)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -             (325,161)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -             (106,940)
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   21             (277,388)
Additional paid-in capital                                                1,500                4,915             (263,008)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (562)                   -               54,995
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                           961                  513             (320,833)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,899                5,449             (806,234)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $2,208               $5,451          ($2,071,069)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC International
                                                              Holdings B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $27                    -                    -
Accrued taxes                                                               (14)                   -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                    13                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 21                    -                    -
Additional paid-in capital                                                4,781                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                                                              -
Retained earnings                                                           514                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         5,316                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $5,329                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       MEC Esenyurt B.V.    Doga Enerji Uretim
                                                              Energy               Consolidated         Sanayi ve Ticaret
                                                              International B.V.                        L.S. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $37,999              $37,999
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               37,999               37,999
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               20,027               20,027
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                8,253                8,253
Depreciation, decommissioning and
  amortization                                                                -                4,082                3,815
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               32,362               32,095
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                5,637                5,904
Interest and dividend income                                                  -                   37                   36
Other nonoperating income (deductions)-net                                  ($4)              (1,453)              (1,530)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (4)              (1,416)              (1,494)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (4)               4,221                4,410
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                6,758                6,758
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                6,758                6,758
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (4)              (2,537)              (2,348)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (1)              (3,428)              (3,362)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (3)                 891                1,014
Retained earnings - beginning of year                                        23                   59                    1
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                             $20                 $950               $1,015
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Doga Isi Satis       Doga Isletme ve      MEC IES B.V.
                                                              Hizmetleri ve        Bakim Ticaret L.S.
                                                              Ticaret L.S. [7]     [7]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                               $261                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                     261                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                        261                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                              44                 $879                    -
Depreciation, decommissioning and
  amortization                                                                -                    2                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    305                  881                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (44)                (881)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                   19                  338                ($101)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     19                  338                 (101)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (25)                (543)                (101)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (25)                (543)                (101)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                                          (35)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (25)                (543)                 (66)
Retained earnings - beginning of year                                         -                    -                 (134)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($25)               ($543)               ($200)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              ISAB Energy          MEC India B.V.       Edison Mission
                                                              Services s.r.l. [7]                       Energy Power [7]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                  ($8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                   (5)                   -
Retained earnings - beginning of year                                         -                  (20)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                 ($25)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Indo Coal B.V.   MEC Indonesia B.V.   MEC Laguna Power
                                                                                                        B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $2,010               $1,363                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   2,010                1,363                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                              624                   28                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    624                   28                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                          1,386                1,335                    -
Interest and dividend income                                                 73                    -                    -
Other nonoperating income (deductions)-net                                  315                   (7)                 ($5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    388                   (7)                  (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     1,774                1,328                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       1,774                1,328                   (5)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                624                  (12)                  (2)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                1,150                1,340                   (3)
Retained earnings - beginning of year                                     4,043                 (112)                 (17)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $5,193               $1,228                 ($20)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Gulf Power           MEC Perth B.V.       Kwinana Power
                                                              Generation Co.                            Partnership [7]
                                                              Ltd. [7]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $39,808                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               39,808                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               21,095                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                  708                    -
Depreciation, decommissioning and
  amortization                                                                -                3,838                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               25,641                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               14,167                    -
Interest and dividend income                                                  -                1,041                    -
Other nonoperating income (deductions)-net                                    -               (2,445)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               (1,404)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               12,763                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                7,075                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                7,075                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                  (63)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                5,625                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                  (12)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                5,637                    -
Retained earnings - beginning of year                                         -                6,544                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $12,181                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Priolo B.V.      MEC San Pascual      MEC Sidi Krir B.V.
                                                                                   B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                   $255                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    255                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (255)                   -                    -
Interest and dividend income                                                 31                    -                    -
Other nonoperating income (deductions)-net                                  156                  ($8)                 ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    187                   (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (68)                  (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (68)                  (8)                  (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                (24)                  (3)                  (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (44)                  (5)                  (5)
Retained earnings - beginning of year                                      (485)                 (19)                 (18)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($529)                ($24)                ($23)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Sumatra B.V.     MEC Wales B.V.       Mission Energy
                                                                                   Consolidated         Italia s.r.l.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $344,144               $1,908
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              344,144                1,908
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               85,980                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               57,215                1,715
Depreciation, decommissioning and
  amortization                                                                -               23,661                   46
Property and other taxes                                                      -               17,042                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -              183,898                1,761
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -              160,246                  147
Interest and dividend income                                                  -               13,115                    -
Other nonoperating income (deductions)-net                                  ($7)                 (35)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     (7)              13,080                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (7)             173,326                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               59,420                    -
Other interest expense - net                                                  -                  749                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               60,169                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -              (25,338)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (7)              87,819                  147
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (3)             (14,939)                  81
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (4)             102,758                   66
Retained earnings - beginning of year                                       (20)               1,500                  193
Dividends declared on common stock                                            -              196,182                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            ($24)            $300,440                 $259
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              P.T. Edison          MEC International    Consolidating
                                                              Mission Operation    Holdings B.V.        Adjustments
                                                              and Maintenance
                                                              Indonesia
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                             $5,120                    -            ($470,605)
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                   5,120                    -             (470,605)
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -             (147,390)
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                           4,553                    -              (81,620)
Depreciation, decommissioning and
  amortization                                                               10                    -              (36,104)
Property and other taxes                                                      -                    -              (17,297)
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  4,563                    -             (282,411)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            557                    -             (188,194)
Interest and dividend income                                                  -                    -              (14,333)
Other nonoperating income (deductions)-net                                   69                    -                4,704
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     69                    -               (9,629)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       626                    -             (197,823)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 (71)                   -              (79,940)
Other interest expense - net                                                  -                    -                 (749)
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         (71)                   -              (80,689)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -               25,401
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         697                    -              (91,733)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                336                  ($2)              20,787
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  361                    2             (112,520)
Retained earnings - beginning of year                                       600                  511              (12,131)
Dividends declared on common stock                                            -                    -            ($196,182)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $961                 $513            ($320,833)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC International
                                                              Holdings B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                 $7                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       7                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                2                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      2                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              5                    -                    -
Interest and dividend income                                                                       -                    -
Other nonoperating income (deductions)-net                                  (10)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    (10)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        (5)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          (5)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 (1)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   (4)
Retained earnings - beginning of year                                       518                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $514                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               $4,590
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                     4,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -               $4,635
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $4,590                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              4,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $4,635                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  $57
Accrued taxes                                                                 -                    -                  (11)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                                       -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   46
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   23
Additional paid-in capital                                                                                          4,590
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                    -                  (24)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                4,589
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -               $4,635
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $57                    -
Accrued taxes                                                                 -                  (11)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   46                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                    -
Additional paid-in capital                                                                     4,590
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (24)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                4,589                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $4,635                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                  ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                                             (5)
Retained earnings - beginning of year                                         -                    -                  (19)
Dividends declared on common stock                                            -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                 ($24)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                  ($8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                        (5)
Retained earnings - beginning of year                                         -                  (19)                   -
Dividends declared on common stock                                            -                                         -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                 ($24)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $80,722                 $163             ($56,641)
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                6,167               (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    148,316                6,330              (62,808)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (79,085)             164,223             (110,187)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       957,131              164,223             (110,187)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761                1,852                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761                1,852                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,425,208             $172,405            ($172,995)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------


Cash and equivalents                                                    $24,244                    -                    -
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     91,838                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (25,049)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,011,167
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  321,613                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  321,613                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,424,618                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955            ($204,584)                   -
Accrued taxes                                                              (662)               5,196              ($6,167)
Accrued interest                                                         24,880              (15,158)                   -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173             (214,546)              (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                   26                  (26)
Additional paid-in capital                                                    -              276,698             (276,698)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,480)              35,352              (35,228)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        80,441               74,875              145,124
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       313,659              386,951             (166,828)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,425,208             $172,405            ($172,995)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                      ($190,629)                   -                    -
Accrued taxes                                                            (1,633)                   -                    -
Accrued interest                                                          9,722                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (182,540)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,356)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       300,440                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       533,782                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,424,618                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $330,751              $13,393                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 330,751               13,393                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,610                   51                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,847                   51                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        146,904               13,342                    -
Interest and dividend income                                              3,908                9,207                    -
Other nonoperating income (deductions)-net                                    -                  (35)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,908                9,172                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   150,812               22,514                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      65,305               22,514                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,131)               3,192                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               83,436               19,322                    -
Retained earnings - beginning of year                                    (2,995)              55,553             ($51,058)
Dividends declared on common stock                                            -                    -              196,182
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $80,441              $74,875             $145,124
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V.
MEC Wales B.V. and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $344,144                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 344,144                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,661                    -                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,898                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        160,246                    -                    -
Interest and dividend income                                             13,115                    -                    -
Other nonoperating income (deductions)-net                                  (35)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 13,080                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   173,326                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      87,819                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (14,939)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              102,758
Retained earnings - beginning of year                                     1,500                    -                    -
Dividends declared on common stock                                      196,182                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $300,440                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $80,722                    -
Receivables - net                                                             -               44,834                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                1,625                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -               21,135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              148,316                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,036,216                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              (79,085)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              957,131
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550              319,761             ($65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550              319,761              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $80,722                    -                    -
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    148,316                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (79,085)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       957,131
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,425,208                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $144              $13,955                ($144)
Accrued taxes                                                                 -                 (662)                   -
Accrued interest                                                              -               24,880                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   144               38,173                 (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              674,234              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              262,402                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               30,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              293,082                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              106,060                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              276,698                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (43,480)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                          (144)              80,441                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (144)             313,659                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955                    -                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                         24,880                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,480)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        80,441                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       313,659                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,425,208                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $330,751                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              330,751                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               85,980                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $83               57,215                 ($83)
Depreciation, decommissioning and
  amortization                                                                -               23,610                    -
Property and other taxes                                                      -               17,042                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     83              183,847                  (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (83)             146,904                   83
Interest and dividend income                                                  -                3,908                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                3,908                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (83)              10,812                   83
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   9               59,420                   (9)
Other interest expense - net                                                  -                  749                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           9               60,169                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -              (25,338)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (92)              65,305                   92
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (18,131)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (92)              83,436                   92
Retained earnings - beginning of year                                       (52)              (2,995)                  52
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($144)             $80,441                 $144
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC International Holdings B.V., MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $330,751                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 330,751                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,610                    -                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,847                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        146,904                    -                    -
Interest and dividend income                                              3,908                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,908                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   150,812                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      65,305                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,131)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               83,436
Retained earnings - beginning of year                                    (2,995)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $80,441                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $26,465              $27,748
Receivables - net                                                             -                7,065               12,077
Fuel inventory                                                                -                4,590                9,368
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  703                1,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               38,823               50,629
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              594,380            1,333,718
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              822,653
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              594,380            2,156,371
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                             -                    -                5,542
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                5,543
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $822,653                    -              988,796
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       822,653                                   988,796
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,025                 $638
Receivables - net                                                        42,508               55,321
Fuel inventory                                                                -                    -
Materials and supplies, at average cost                                   1,625                    -
Accumulated deferred income taxes - net                                       -                    -
Regulatory balancing accounts - net                                           -                    -
Prepayments and other current assets                                     21,135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     89,293               55,959
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               758,411                    -
Nuclear decommissioning trusts                                                -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       161,336               29,314
Investments in leveraged leases                                               -                    -
Other investments                                                             -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       919,747               29,314
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -
  Generation                                                                  -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -
Construction work in progress                                                 -                    -
Nuclear fuel, at amortized cost                                               -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -
Income tax-related deferred charges                                           -                    -
Regulatory balancing accounts - net                                           -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -
Other deferred charges                                                        -                  170
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  170
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,009,040              $85,443
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($78,877)                   -
Receivables - net                                                             -             (122,513)                   -
Fuel inventory                                                                -              (13,958)                   -
Materials and supplies, at average cost                                       -               (1,625)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -              (23,274)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (240,247)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (2,686,509)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (4,470,058)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                         (7,156,567)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -              (45,059)             $65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              (45,059)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549             ($21,549)
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                              -              178,769             (195,347)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              216,902             (216,896)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              784,255             (784,255)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              822,653
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                1,692               (1,812)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -             (180,194)             180,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -             (178,502)          $1,001,151
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549                    -
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                           $506              178,769                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   506              216,902                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              784,255                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   86                1,692                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                          (592)            (180,194)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (506)            (178,502)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $10,147              $21,549
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              (82,895)            (382,474)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               16,535
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (72,748)            (344,390)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              438,081              856,360
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               24,362               24,361
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -              155,146              509,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              179,508              534,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               42,608              865,260
Additional paid-in capital                                                    -                    -              186,821
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (1,577)              (5,101)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               58,864              130,350
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               99,895            1,177,330
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $21,549                    -                    -
Current portion of long-term debt                                            49                    -                    -
Accounts payable                                                        178,769                    -               $7,928
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         16,535                    -               24,142
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               216,902                    -               32,070
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          784,255                    -              806,345
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (2)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              181,987
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                1,692                    -               13,117
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (180,194)                   -              (22,351)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (178,502)                   -              172,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $29,034                    -
Accounts payable                                                        $17,613                   51                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                              2               24,878                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                16,953               53,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (7,713)               7,791                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (121)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,559                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,585                   19                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              124,519               20,422                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       239,137                3,248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       969,241               23,689                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -             ($74,794)                   -
Current portion of long-term debt                                             -              (29,181)                   -
Accounts payable                                                              -               98,455                 $144
Accrued taxes                                                                 -                  662                    -
Accrued interest                                                              -             (115,162)                   -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (120,020)                 144
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -           (3,669,374)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              (48,596)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -             (695,692)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (744,288)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,518,112)                   -
Additional paid-in capital                                                                  (186,821)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -             (154,730)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -              (48,528)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -           (2,908,191)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                 $125              $64,763
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (64,835)              64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -              (64,835)              64,763
Retained earnings - beginning of year                                         -             (115,359)             115,547
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -            ($180,194)            $180,310
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $212                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    212                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (212)                   -                    -
Interest and dividend income                                                  -                 $125                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (212)                 125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 678               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         678               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (890)             (64,835)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (890)             (64,835)                   -
Retained earnings - beginning of year                                       298             (115,359)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($592)           ($180,194)                   -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $88,882             $168,680
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               88,882              168,680
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               11,516               23,501
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               11,070               22,547
Depreciation, decommissioning and
  amortization                                                                -               13,360               29,270
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               35,946               75,338
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               52,936               93,342
Interest and dividend income                                                  -                5,390               83,170
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                5,390               83,170
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               58,326              176,512
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               30,652              129,993
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               30,652              129,993
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               27,674               46,519
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                4,017                4,017
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               23,657               42,502
Retained earnings - beginning of year                                         -               35,207               87,848
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $58,864             $130,350
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                 $246
Depreciation, decommissioning and
  amortization                                                                -                    -                8,933
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                9,179
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -               (9,179)
Interest and dividend income                                               $125                    -                  200
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    125                    -                  200
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       125                    -               (8,979)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              64,960                    -               59,655
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      64,960                    -               59,655
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (64,835)                   -              (68,634)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -              (22,023)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (64,835)                   -              (46,611)
Retained earnings - beginning of year                                  (115,359)                   -               24,260
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($180,194)                   -             ($22,351)
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $338,315                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 338,315                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     87,873                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          58,181                  $82                    -
Depreciation, decommissioning and
  amortization                                                           11,647                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                174,764                   82                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        163,551                  (82)                   -
Interest and dividend income                                              2,142               61,184                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  2,142               61,184                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   165,693               61,102                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               59,655                    -
Other interest expense - net                                                118                1,855                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         118               61,510                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     165,575                 (408)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             52,359                  (83)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              113,216                 (325)                   -
Retained earnings - beginning of year                                   125,921                3,573                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $239,137               $3,248                    -
============================================================= ==================== ==================== ====================




MEC International B.V., MEC International Holdings B.V.,
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -            ($595,877)                   -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (595,877)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (122,890)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -              (92,255)                 $83
Depreciation, decommissioning and
  amortization                                                                -              (63,230)                   -
Property and other taxes                                                      -              (17,063)                   -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -             (295,438)                  83
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -             (300,439)                 (83)
Interest and dividend income                                                  -             (217,224)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -             (217,224)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -             (517,663)                 (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -             (475,504)                   9
Other interest expense - net                                                  -               (1,973)                   -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -             (477,477)                   9
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (40,186)                 (92)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (38,287)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    (1,899)                 (92)
Retained earnings - beginning of year                                         -              (46,629)                 (52)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -             ($48,528)               ($144)
============================================================= ==================== ==================== ====================







MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               $4,590
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -                                     4,590
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                   45
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -                    -               $4,635
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               $4,590                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                                              4,590                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                   45                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -               $4,635                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                    -                  $57
Accrued taxes                                                                 -                    -                  (11)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                                       -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    -                   46
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                   23
Additional paid-in capital                                                                                          4,590
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                                         -
Retained earnings                                                             -                    -                  (24)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                    -                4,589
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -                    -               $4,635
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                  $57                    -
Accrued taxes                                                                 -                  (11)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                   46                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   23                    -
Additional paid-in capital                                                                     4,590
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -                  (24)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -                4,589                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -               $4,635                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              San Pascual          Morningstar          MEC San Pascual
                                                              Cogeneration         Holdings B.V.        B.V.
                                                              Company
                                                              International B.V.
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                  ($8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                    -                   (8)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                   (3)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                                              -
Retained earnings - beginning of year                                         -                    -                   (5)
Dividends declared on common stock                                            -                    -                  (19)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                    -                 ($24)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC San Pascual B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        MEC San Pascual
                                                              Adjustments          B.V. Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                  ($8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                   (8)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                         -
Retained earnings - beginning of year                                         -                   (5)                   -
Dividends declared on common stock                                            -                  (19)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                 ($24)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $80,722                 $163             ($56,641)
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                6,167               (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    148,316                6,330              (62,808)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (79,085)             164,223             (110,187)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       957,131              164,223             (110,187)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761                1,852                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761                1,852                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,425,208             $172,405            ($172,995)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------


Cash and equivalents                                                    $24,244                    -                    -
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     91,838                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (25,049)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                     1,011,167
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  321,613                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  321,613                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,424,618                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955            ($204,584)                   -
Accrued taxes                                                              (662)               5,196              ($6,167)
Accrued interest                                                         24,880              (15,158)                   -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173             (214,546)              (6,167)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                   26                  (26)
Additional paid-in capital                                                    -              276,698             (276,698)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,480)              35,352              (35,228)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        80,441               74,875              145,124
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       313,659              386,951             (166,828)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,425,208             $172,405            ($172,995)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                      ($190,629)                   -                    -
Accrued taxes                                                            (1,633)                   -                    -
Accrued interest                                                          9,722                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                              (182,540)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,356)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       300,440                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       533,782                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,424,618                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro        MEC Wales B.V.       Consolidating
                                                              Limited                                   Adjustments
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $330,751              $13,393                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 330,751               13,393                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,610                   51                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,847                   51                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        146,904               13,342                    -
Interest and dividend income                                              3,908                9,207                    -
Other nonoperating income (deductions)-net                                    -                  (35)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,908                9,172                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   150,812               22,514                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      65,305               22,514                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,131)               3,192                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               83,436               19,322                    -
Retained earnings - beginning of year                                    (2,995)              55,553             ($51,058)
Dividends declared on common stock                                            -                    -              196,182
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $80,441              $74,875             $145,124
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              MEC Wales B.V.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $344,144                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 344,144                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,661                    -                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,898                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        160,246                    -                    -
Interest and dividend income                                             13,115                    -                    -
Other nonoperating income (deductions)-net                                  (35)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 13,080                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   173,326                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      87,819                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (14,939)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              102,758                    -                    -
Retained earnings - beginning of year                                     1,500                    -                    -
Dividends declared on common stock                                      196,182                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $300,440                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $80,722                    -
Receivables - net                                                             -               44,834                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                1,625                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -               21,135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              148,316                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,036,216                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              (79,085)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              957,131                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550              319,761             ($65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550              319,761              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $80,722                    -                    -
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    148,316                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (79,085)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       957,131
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,425,208                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $144              $13,955                ($144)
Accrued taxes                                                                 -                 (662)                   -
Accrued interest                                                              -               24,880                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   144               38,173                 (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              674,234              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              262,402                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               30,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              293,082                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              106,060                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              276,698                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (43,480)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                          (144)              80,441                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (144)             313,659                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955                    -                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                         24,880                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,480)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        80,441                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       313,659                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,425,208                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $330,751                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              330,751                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               85,980                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $83               57,215                 ($83)
Depreciation, decommissioning and
  amortization                                                                -               23,610                    -
Property and other taxes                                                      -               17,042                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     83              183,847                  (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (83)             146,904                   83
Interest and dividend income                                                  -                3,908                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                3,908                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (83)              10,812                   83
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   9               59,420                   (9)
Other interest expense - net                                                  -                  749                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           9               60,169                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -              (25,338)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (92)              65,305                   92
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (18,131)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (92)              83,436                   92
Retained earnings - beginning of year                                       (52)              (2,995)                  52
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($144)             $80,441                 $144
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V.
Mission Hydro Limited Partnership and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $330,751                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 330,751                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215                    -                    -
Depreciation, decommissioning and
  amortization                                                           23,610                    -                    -
Property and other taxes                                                 17,042                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,847                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        146,904                    -                    -
Interest and dividend income                                              3,908                    -                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,908                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   150,812                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420                    -                    -
Other interest expense - net                                                749                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                       (25,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      65,305                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,131)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               83,436                    -                    -
Retained earnings - beginning of year                                    (2,995)                   -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $80,441                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $26,465              $27,748
Receivables - net                                                             -                7,065               12,077
Fuel inventory                                                                -                4,590                9,368
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  703                1,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               38,823               50,629
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              594,380            1,333,718
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              822,653
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              594,380            2,156,371
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                             -                    -                5,542
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                5,543
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $822,653                    -              988,796
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       822,653                    -              988,796
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,025                 $638                    -
Receivables - net                                                        42,508               55,321                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     89,293               55,959                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               758,411                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       161,336               29,314                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       919,747               29,314                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($78,877)                   -
Receivables - net                                                             -             (122,513)                   -
Fuel inventory                                                                -              (13,958)                   -
Materials and supplies, at average cost                                       -               (1,625)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -              (23,274)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (240,247)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (2,686,509)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (4,470,058)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -           (7,156,567)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -              (45,059)             $65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              (45,059)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549             ($21,549)
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                              -              178,769             (195,347)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              216,902             (216,896)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              784,255             (784,255)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -                    -                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              822,653
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                1,692               (1,812)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -             (180,194)             180,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -             (178,502)          $1,001,151
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549                    -
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                           $506              178,769                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   506              216,902                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              784,255                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                                                    -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   86                1,692                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (592)            (180,194)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (506)            (178,502)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550             $822,653                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $10,147              $21,549
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              (82,895)            (382,474)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               16,535
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (72,748)            (344,390)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              438,081              856,360
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               24,362               24,361
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -              155,146              509,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              179,508              534,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               42,608              865,260
Additional paid-in capital                                                    -                    -              186,821
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (1,577)              (5,101)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               58,864              130,350
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               99,895            1,177,330
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $21,549                    -                    -
Current portion of long-term debt                                            49                    -                    -
Accounts payable                                                        178,769                    -               $7,928
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         16,535                    -               24,142
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               216,902                    -               32,070
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          784,255                    -              806,345
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (2)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                                               -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              181,987
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                1,692                    -               13,117
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (180,194)                   -              (22,351)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (178,502)                   -              172,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $29,034                    -
Accounts payable                                                        $17,613                   51                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                              2               24,878                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                16,953               53,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (7,713)               7,791                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (121)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,559                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,585                   19                    -
Additional paid-in capital                                                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              124,519               20,422                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       239,137                3,248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       969,241               23,689                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -             ($74,794)                   -
Current portion of long-term debt                                             -              (29,181)                   -
Accounts payable                                                              -               98,455                 $144
Accrued taxes                                                                 -                  662                    -
Accrued interest                                                              -             (115,162)                   -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                                         -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (120,020)                 144
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -           (3,669,374)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              (48,596)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -             (695,692)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (744,288)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding                                          -
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,518,112)                   -
Additional paid-in capital                                                    -             (186,821)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -             (154,730)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -              (48,528)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -           (2,908,191)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                 $125              $64,763
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (64,960)              64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -              (64,835)              64,763
Retained earnings - beginning of year                                         -             (115,359)             115,547
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -            ($180,194)            $180,310
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [9]      [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $212                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    212                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (212)                   -                    -
Interest and dividend income                                                  -                 $125                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (212)                 125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 678               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         678               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (890)             (64,835)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (890)             (64,835)                   -
Retained earnings - beginning of year                                       298             (115,359)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($592)           ($180,194)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $88,882             $168,680
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               88,882              168,680
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               11,516               23,501
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               11,070               22,547
Depreciation, decommissioning and
  amortization                                                                -               13,360               29,290
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               35,946               75,338
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               52,936               93,342
Interest and dividend income                                                  -                5,390               83,170
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                5,390               83,170
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               58,326              176,512
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               30,652              129,993
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               30,652              129,993
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               27,674               46,519
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                4,017                4,017
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               23,657               42,502
Retained earnings - beginning of year                                         -               35,207               87,848
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $58,864             $130,350
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd [9]  First Hydro
                                                              Partnership                               Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                 $246
Depreciation, decommissioning and
  amortization                                                                -                    -                8,933
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                9,179
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           $125                    -               (9,179)
Interest and dividend income                                                  -                    -                  200
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    125                    -                  200
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       125                    -               (8,979)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              64,960                    -               59,655
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      64,960                    -               59,655
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (64,835)                   -              (68,634)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -              (22,023)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (64,835)                   -              (46,611)
Retained earnings - beginning of year                                  (115,359)                   -               24,260
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($180,194)                   -             ($22,351)
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [9]          Finance plc [9]      Company [10]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $338,315                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 338,315                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     87,873                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          58,181                  $82                    -
Depreciation, decommissioning and
  amortization                                                           11,647                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                174,764                   82                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        163,551                  (82)                   -
Interest and dividend income                                              2,142               61,184                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  2,142               61,184                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   165,693               61,102                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               59,655                    -
Other interest expense - net                                                118                1,855                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         118               61,510                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     165,575                 (408)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             52,359                  (83)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              113,216                 (325)
Retained earnings - beginning of year                                   125,921                3,573                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $239,137               $3,248                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
MEC Wales B.V., Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -            ($595,877)                   -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (595,877)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (122,890)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -              (92,255)                 $83
Depreciation, decommissioning and
  amortization                                                                -              (63,230)                   -
Property and other taxes                                                      -              (17,063)                   -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -             (295,438)                  83
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -             (300,439)                 (83)
Interest and dividend income                                                  -             (217,224)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -             (217,224)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -             (517,663)                 (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -             (475,504)                   9
Other interest expense - net                                                  -               (1,973)                   -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -             (477,477)                   9
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (40,186)                 (92)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (38,287)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -               (1,899)                 (92)
Retained earnings - beginning of year                                         -              (46,629)                 (52)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -             ($48,528)               ($144)
============================================================= ==================== ==================== ====================







MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)

                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Limited       Operation &          Services Limited
                                                                                   Maintenance Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,617                 $644               $1,341
Receivables - net                                                           252                    -                  959
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      2,273                    -                   32
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      4,142                  644                2,332
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                 3,102                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         3,102
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                             $7,244                 $644               $2,332
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro (UK)   Mission (No. 2)      Pride Hold Limited
                                                              Limited              Limited              Consolidated
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $5,537                    -              $12,421
Receivables - net                                                             -                    -                6,754
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                 (190)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,537                    -               18,985
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -              144,913
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                         8,387                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                         8,387                    -              144,913
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                3,525
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                3,525
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $13,924                    -             $167,423
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Rapid Energy         Mission Energy       Consolidating
                                                              Limited              Company (UK)         Adjustments
                                                                                   Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $53,098              ($2,085)
Receivables - net                                                             -                    -                 (187)
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                  248
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               53,098               (2,024)
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -               21,689
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -               11,996               (7,601)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -               11,996               14,088
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               22,684              (23,785)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               22,684              (23,785)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -              $87,778             ($11,721)
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy
                                                              Company (UK)
                                                              Limited
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $72,573                    -                    -
Receivables - net                                                         7,778                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                      2,363                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     82,714                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               169,704                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                        12,782                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       182,486
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    2,424                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    2,424                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $267,624                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Limited       Operation &          Services Limited
                                                                                   Maintenance Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                         $3,379                 $587               $1,096
Accrued taxes                                                               911                   18                  428
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                 4,290                  605                1,524
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (970)                   4                 (252)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         3,924                   35                1,060
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         2,954                   39                  808
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                               $7,244                 $644               $2,332
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro (UK)   Mission (No. 2)      Pride Hold Limited
                                                              Limited              Limited              Consolidated
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -              $21,996
Accounts payable                                                           $117                    -              (36,858)
Accrued taxes                                                                40                    -                 (105)
Accrued interest                                                              -                    -                2,111
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   157                    -              (12,856)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -               98,424
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -               31,907
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -               31,907
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                8,912                    -                  161
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (961)                   -                1,822
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         5,816                    -               47,965
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        13,767                    -               49,948
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $13,924                    -             $167,423
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Rapid Energy         Mission Energy       Consolidating
                                                              Limited              Company (UK)         Adjustments
                                                                                   Limited
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -             ($25,837)             $46,144
Accrued taxes                                                                 -               47,869              (47,755)
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -               22,032               (1,611)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               33,067               (2,217)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                  128
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                  128
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                  511
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               24,008               (1,257)
Additional paid-in capital                                                    -               11,650               (9,103)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                1,434                2,141
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               (4,413)                (313)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               32,679               (8,532)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -              $87,778             ($11,721)
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy
                                                              Company (UK)
                                                              Limited
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $21,996                    -                    -
Accounts payable                                                        (11,372)                   -                    -
Accrued taxes                                                             1,406                    -                    -
Accrued interest                                                          2,111                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                14,141                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          129,274                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  32,035                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               32,035                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                           511                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                             22,751                    -                    -
Additional paid-in capital                                               11,620                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,218                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        54,074                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        91,663                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $267,624                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Edison Mission       Edison Mission       Edison Mission
                                                              Energy Limited       Operation &          Services Limited
                                                                                   Maintenance Limited
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $23,680                    -               $3,231
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  23,680                    -                3,231
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          21,549                  $12                2,613
Depreciation, decommissioning and
  amortization                                                              966                    -                    1
Property and other taxes                                                    319                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 22,834                   12                2,614
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            846                  (12)                 617
Interest and dividend income                                                 83                 (542)                (999)
Other nonoperating income (deductions)- net                                (273)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                   (190)                (542)                (999)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       656                 (554)                (382)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         656                 (554)                (382)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                444                   25                  223
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  212                 (579)                (605)
Retained earnings - beginning of year                                     3,712                  614                1,664
Dividends declared on common stock                                            -                    -                    1
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $3,924                  $35               $1,060
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro (UK)   Mission (No. 2)      Pride Hold Limited
                                                              Limited              Limited              Consolidated
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -              $95,623
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -               95,623
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -               41,150
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $21                    -               14,350
Depreciation, decommissioning and
  amortization                                                                -                    -                8,073
Property and other taxes                                                      -                    -                2,086
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     21                    -               65,659
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (21)                   -               29,964
Interest and dividend income                                              1,524                    -               (5,734)
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  1,524                    -               (5,734)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                     1,503                    -               24,230
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                7,328
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                7,328
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                       1,503                    -               16,902
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 71                    -                7,587
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                1,432                                     9,315
Retained earnings - beginning of year                                     4,383                    -               38,652
Dividends declared on common stock                                            1                    -                   (2)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $5,816                    -              $47,965
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Rapid Energy         Mission Energy       Consolidating
                                                              Limited              Company (UK)         Adjustments
                                                                                   Limited
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -               $2,665
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                2,665
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                   34
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                 $268                 (245)
Depreciation, decommissioning and
  amortization                                                                -                1,337                  269
Property and other taxes                                                      -                    -                    2
Net loss (gain) on sale of utility plant                                      -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                1,605                   60
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               (1,605)               2,605
Interest and dividend income                                                  -                7,595                1,498
Other nonoperating income (deductions)-net                                    -                    -                    2
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                7,595                1,500
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                5,990                4,105
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                2,324                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                2,324                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -               (2,659)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                3,666                1,446
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   71                 (153)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                     3,595                1,599
Retained earnings - beginning of year                                         -               (8,008)              (6,442)
Dividends declared on common stock                                            -                                     4,530
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              ($4,413)               ($313)
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy
                                                              Company (UK)
                                                              Limited
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $125,199                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 125,199                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     41,184                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          38,568                    -                    -
Depreciation, decommissioning and
  amortization                                                           10,646                    -                    -
Property and other taxes                                                  2,407                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 92,805                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         32,394                    -                    -
Interest and dividend income                                              3,425                    -                    -
Other nonoperating income (deductions)-net                                 (271)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,154                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    35,548                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               9,652                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       9,652                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                        (2,659)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      23,237                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              8,268                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                               14,969
Retained earnings - beginning of year                                    34,575                    -                    -
Dividends declared on common stock                                        4,530                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         $54,074                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,664              $80,722               $5,537
Receivables - net                                                        44,835               44,834                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                1,625                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135               21,135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     92,259              148,316                5,537
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216            1,036,216                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (169,328)             (79,085)               8,387
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       866,888              957,131                8,387
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761              319,761                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761              319,761                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,278,908           $1,425,208              $13,924
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                  ($105,386)              $5,537                    -
Receivables - net                                                       (89,669)                   -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                  (3,250)                   -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                    (42,270)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                   (240,575)               5,537                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                            (2,072,432)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       248,413                8,387                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                    (1,824,019)               8,387                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                 (639,522)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                 (639,522)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                        ($2,704,116)             $13,924                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955              $13,955                 $117
Accrued taxes                                                              (662)                (662)                  40
Accrued interest                                                         24,880               24,880                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173               38,173                  157
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234              674,234                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402              262,402                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680               30,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082              293,082                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              106,060                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            181,987              276,698                    -
Additional paid-in capital                                                                         -                8,912
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                             (155,165)             (43,480)                (961)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       246,597               80,441                5,816
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       273,419              313,659               13,767
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,278,908           $1,425,208              $13,924
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                       ($27,910)                $117                    -
Accrued taxes                                                             1,324                   40                    -
Accrued interest                                                        (49,760)                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (76,346)                 157                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                       (1,348,468)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                (524,804)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                             (61,360)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (586,164)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                      (106,060)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                           (458,685)                   -                    -
Additional paid-in capital                                                    -                8,912                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              198,645                 (961)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (327,038)               5,816                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (587,078)              13,767                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                          ($2,704,116)             $13,924                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)

                                                              First Hydro          Mission Hydro        Mission Hydro (UK)
                                                              Holdings Company     Limited              Limited
                                                              Consolidated         Partnership
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $330,751             $330,751                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 330,751              330,751                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     85,980               85,980                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          57,215               57,215                  $20
Depreciation, decommissioning and
  amortization                                                           23,610               23,610                    -
Property and other taxes                                                 17,042               17,042                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                183,847              183,847                   20
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        146,904              146,904                  (20)
Interest and dividend income                                              3,908                3,908                1,524
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  3,908                3,908                1,524
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   150,812              150,812                1,504
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,420               59,420                    -
Other interest expense - net                                                749                  749                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      60,169               60,169                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -              (25,338)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                      90,643               65,305                1,504
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (18,131)             (18,131)                  71
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              108,774               83,436                1,433
Retained earnings - beginning of year                                   202,448               (2,995)               4,383
Dividends declared on common stock                                      (64,625)                   -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $246,597              $80,441               $5,816
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Mission Hydro (UK)
                                                              Adjustments          Limited
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                          ($661,502)                   -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                (661,502)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                   (171,960)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                        (114,430)                 $20                    -
Depreciation, decommissioning and
  amortization                                                          (47,220)                   -                    -
Property and other taxes                                                (34,084)                   -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                               (367,694)                  20                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                       (293,808)                 (20)                   -
Interest and dividend income                                             (7,816)               1,524                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                 (7,816)               1,524                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                  (301,624)               1,504                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                            (118,840)                   -                    -
Other interest expense - net                                             (1,498)                   -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                    (120,338)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                        25,338                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                    (155,948)               1,504                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             36,262                   71                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                             (192,210)               1,433                    -
Retained earnings - beginning of year                                  (199,453)               4,383                    -
Dividends declared on common stock                                       64,625                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($327,038)              $5,816                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,025                 $638                    -
Receivables - net                                                        42,508               55,321                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     89,293               55,959                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               758,411                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       161,336               29,314                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       919,747               29,314
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                         $1                    -              $24,664
Receivables - net                                                         5,542             ($58,536)              44,835
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                1,625
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -               21,135
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      5,543              (58,536)              92,259
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              277,805            1,036,216
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       988,796           (1,348,774)            (169,328)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       988,796           (1,070,969)             866,888
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   16,829              302,762              319,761
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   16,829              302,762              319,761
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,011,168            ($826,743)          $1,278,908
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $29,034                    -
Accounts payable                                                        $17,613                   51                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                              2               24,878                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                16,953               53,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (7,713)               7,791                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (121)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,559                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,585                   19                    -
Additional paid-in capital                                                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              124,519               20,422                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       239,137                3,248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       969,241               23,689                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,009,039              $85,443                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -             ($29,034)                   -
Accounts payable                                                         $7,928              (11,637)             $13,955
Accrued taxes                                                                 -                    -                 (662)
Accrued interest                                                         24,142              (24,142)              24,880
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                32,070              (64,813)              38,173
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          806,345             (132,189)             674,234
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              262,523              262,402
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -               30,680
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              262,523              293,082
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            181,987             (605,604)             181,987
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               13,117             (313,223)            (155,165)
  Unrealized gain in equity securities-net                                                         -                    -
Retained earnings                                                       (22,351)              26,563              246,597
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       172,753             (892,264)             273,419
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,011,168            ($826,743)          $1,278,908
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              First Hydro Company  First Hydro          First Hydro
                                                                                   Finance plc          Company [9]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $338,315                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 338,315                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     87,873                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          58,181                  $82                    -
Depreciation, decommissioning and
  amortization                                                           11,647                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                174,764                   82                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        163,551                  (82)                   -
Interest and dividend income                                              2,142               61,184                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  2,142               61,184                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   165,693               61,102                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               59,655                    -
Other interest expense - net                                                118                1,855                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         118               61,510                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     165,575                 (408)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             52,359                  (83)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              113,216                 (325)
Retained earnings - beginning of year                                   125,921                3,573                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $239,137               $3,248                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
First Hydro Holdings Company and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              First Hydro          Consolidating        First Hydro
                                                              Holdings Company     Adjustments          Holdings Company
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              ($7,564)            $330,751
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               (7,564)             330,751
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               (1,893)              85,980
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $246               (1,294)              57,215
Depreciation, decommissioning and
  amortization                                                            8,933                3,030               23,610
Property and other taxes                                                      -                  (21)              17,042
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                  9,179                 (178)             183,847
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         (9,178)              (7,386)             146,904
Interest and dividend income                                                200              (59,618)               3,908
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    200              (59,618)               3,908
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                    (8,979)             (67,004)             150,812
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              59,655              (59,890)              59,420
Other interest expense - net                                                  -               (1,224)                 749
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      59,655              (61,114)              60,169
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (68,634)               5,890               90,643
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                            (22,023)             (48,384)             (18,131)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (46,611)              42,494              108,774
Retained earnings - beginning of year                                    24,260               48,694              202,448
Dividends declared on common stock                                            -              (64,625)             (64,625)
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($22,351)             $26,563             $246,597
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $80,722                    -
Receivables - net                                                             -               44,834                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                1,625                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -               21,135                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -              148,316                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -            1,036,216                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              (79,085)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              957,131
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550              319,761             ($65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550              319,761              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $80,722                    -                    -
Receivables - net                                                        44,834                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    148,316                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                             1,036,216                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (79,085)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       956,131
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                  319,761                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,425,208                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                           $144              $13,955                ($144)
Accrued taxes                                                                 -                 (662)                   -
Accrued interest                                                              -               24,880                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   144               38,173                 (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              674,234              (65,550)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              262,402                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -               30,680                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              293,082                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -              106,060                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -              276,698                    -
Additional paid-in capital                                                    -                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -              (43,480)                   -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                          (144)              80,441                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (144)             313,659                  144
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550           $1,425,208             ($65,550)
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        $13,955                    -                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                         24,880                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                38,173                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          674,234                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                 262,402                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                              293,082                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                       106,060                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            276,698                    -                    -
Additional paid-in capital                                                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              (43,480)                   -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        80,441                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       313,659                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,425,208                    -                    -
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Mission Hydro        Consolidating
                                                              Holdings Limited     Limited Partnership  Adjustments
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -             $330,751                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -              330,751                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               85,980                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $83               57,215                 ($83)
Depreciation, decommissioning and
  amortization                                                                -               23,610                    -
Property and other taxes                                                      -               17,042                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     83              183,847                  (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (83)             146,904                   83
Interest and dividend income                                                  -                3,908                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                3,908                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       (83)             150,812                   83
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   9               59,420                   (9)
Other interest expense - net                                                  -                  749                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           9               60,169                   (9)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -              (25,338)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                         (92)              65,305                   92
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (18,131)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                  (92)              83,436                   92
Retained earnings - beginning of year                                       (52)              (2,995)                  52
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($144)             $80,441                 $144
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Mission Hydro (UK) Limited
Mission Hydro Limited Partnership and Subsidiaries [Tier 8]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Hydro
                                                              Limited
                                                              Partnership
                                                              Consolidated
------------------------------------------------------------- -------------------- --------------------- --------------------

Electric utility                                                              -                    -                     -
Unregulated power generation                                           $330,751                    -                     -
Financial services and other                                                  -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------
Total operating revenue                                                 330,751                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Fuel                                                                     85,980                    -                     -
Purchased power - contracts                                                   -                    -                     -
Purchased power - power exchange                                              -                    -                     -
Provisions for reg. adj. clauses - net                                        -                    -                     -
Other operation and maintenance                                          57,215                    -                     -
Depreciation, decommissioning and
  amortization                                                           23,610                    -                     -
Property and other taxes                                                 17,042                    -                     -
Net loss (gain) on sale of utility plant                                      -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------
Total operating expenses                                                183,847                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Operating income                                                        146,904                    -                     -
Interest and dividend income                                              3,908                    -                     -
Other nonoperating income (deductions)-net                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Total other income - net                                                  3,908                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Income before fixed charges and taxes                                   150,812                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Interest and amortization on long-term debt                              59,420                    -                     -
Other interest expense - net                                                749                    -                     -
Capitalized interest                                                          -                    -                     -
Dividends on preferred securities                                             -                    -                     -
Dividends on utility preferred stock                                          -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Total fixed charges                                                      60,169                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Minority interest                                                       (25,338)                   -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Income before taxes                                                      65,305                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Income taxes                                                            (18,131)                   -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Net income                                                               83,436
Retained earnings - beginning of year                                    (2,995)                   -                     -
Dividends declared on common stock                                            -                    -                     -
Dividends declared on preferred stock                                         -                    -                     -
------------------------------------------------------------- -------------------- --------------------- -------------------

Retained earnings - end of year                                         $80,441                    -                     -
============================================================= ==================== ===================== ===================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $822,653                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -             $822,653                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              822,653                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                  $65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   65,550                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                            $65,550             $822,653                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $26,465              $27,748
Receivables - net                                                             -                7,065               12,077
Fuel inventory                                                                -                4,590                9,368
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  703                1,436
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -               38,823               50,629
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              594,380            1,333,718
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -              822,653
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              594,380            2,156,371
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -               11,533               16,527
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                    -                   $1
Receivables - net                                                             -                    -                5,542
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                    -                5,543
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      $822,653                    -              988,796
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       822,653                    -              988,796
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -               16,829
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $24,025                 $638                    -
Receivables - net                                                        42,508               55,321                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                   1,625                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                     21,135                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     89,293               55,959                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               758,411                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       161,336               29,314                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       919,747               29,314                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                  170                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                         $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -             ($78,877)                   -
Receivables - net                                                             -             (122,513)                   -
Fuel inventory                                                                -              (13,958)                   -
Materials and supplies, at average cost                                       -               (1,625)                   -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -              (23,274)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -             (240,247)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -           (2,686,509)                   -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -           (4,470,058)                   -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -           (7,156,567)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -              (45,059)             $65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -              (45,059)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549             ($21,549)
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                              -              178,769             (195,347)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              216,902             (216,896)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              784,255             (784,255)
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              822,653
Additional paid-in capital                                                                         -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                1,692               (1,812)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -             (180,194)             180,310
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -             (178,502)          $1,001,151
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $822,653                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $21,549                    -
Current portion of long-term debt                                             -                   49                    -
Accounts payable                                                           $506              178,769                    -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -               16,535                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   506              216,902                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           65,550              784,255                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                   (2)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                   86                1,692                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                          (592)            (180,194)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                          (506)            (178,502)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                              $65,550             $822,653                    -
============================================================= ==================== ==================== ====================



MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $10,147              $21,549
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -              (82,895)            (382,474)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -               16,535
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                  -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -              (72,748)            (344,390)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              438,081              856,360
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -               24,362               24,361
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -              155,146              509,866
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -              179,508              534,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -               42,608              865,260
Additional paid-in capital                                                                         -              186,821
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -               (1,577)              (5,101)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                             -               58,864              130,350
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -               99,895            1,177,330
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $644,736           $2,223,527
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                         $21,549                    -                    -
Current portion of long-term debt                                            49                    -                    -
Accounts payable                                                        178,769                    -               $7,928
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                         16,535                    -               24,142
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                                         -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               216,902                    -               32,070
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                          784,255                    -              806,345
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (2)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (2)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -              181,987
Additional paid-in capital                                                    -                                         -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                1,692                    -               13,117
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                      (180,194)                   -              (22,351)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (178,502)                   -              172,753
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $822,653                    -           $1,011,168
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $29,034                    -
Accounts payable                                                        $17,613                   51                    -
Accrued taxes                                                              (662)                   -                    -
Accrued interest                                                              2               24,878                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                16,953               53,963                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           (7,713)               7,791                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                    (121)                   -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                              30,680                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,559                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                            605,585                   19                    -
Additional paid-in capital                                                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                              124,519               20,422                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                       239,137                3,248                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       969,241               23,689                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                           $1,009,040              $85,443                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited,
Mission Hydro (UK) Limited, Mission Hydro Limited Partnership,
EME Generation Holdings Limited and Subsidiaries [Tier 9]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -             ($74,794)                   -
Current portion of long-term debt                                             -              (29,181)                   -
Accounts payable                                                              -               98,455                 $144
Accrued taxes                                                                 -                  662                    -
Accrued interest                                                              -             (115,162)                   -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                                                                       -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -             (120,020)                 144
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -           (3,669,374)              65,550
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -              (48,596)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -             (695,692)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -             (744,288)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -           (2,518,112)                   -
Additional paid-in capital                                                                  (186,821)                   -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -             (154,730)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                             -              (48,528)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -           (2,908,191)                (144)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -          ($7,441,873)             $65,550
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Loyvic Pty Ltd       Energy Capital       Enerloy Pty Ltd
                                                                                   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -                    -
Interest and dividend income                                                  -                 $125              $64,763
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  125               64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (64,835)              64,763
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                   (64,835)              64,763
Retained earnings - beginning of year                                         -             (115,359)             115,547
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -            ($180,194)            $180,310
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Victoria         Energy Capital       Enerloy Pty Ltd
                                                              Generation Limited   Partnership [10]     [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $212                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    212                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (212)                   -                    -
Interest and dividend income                                                  -                 $125                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                  125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (212)                 125                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                 678               64,960                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         678               64,960                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (890)             (64,835)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (890)             (64,835)
Retained earnings - beginning of year                                       298             (115,359)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                           ($592)           ($180,194)                   -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Energy       Gippsland Power      Loy Yang B Joint
                                                              Development          Pty Ltd [10]         Venture [11]
                                                              Australia Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $88,882             $168,680
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               88,882              168,680
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               11,516               23,501
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               11,070               22,547
Depreciation, decommissioning and
  amortization                                                                -               13,360               29,290
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               35,946               75,338
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               52,936               93,342
Interest and dividend income                                                  -                5,390               83,170
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                5,390               83,170
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -               58,326              176,512
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               30,652              129,993
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               30,652              129,993
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -               27,674               46,519
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                4,017                4,017
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    23,657               42,502
Retained earnings - beginning of year                                         -               35,207               87,848
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -              $58,864             $130,350
============================================================= ==================== ==================== ====================




MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Energy Capital       Enerloy Pty Ltd      First Hydro
                                                              Partnership          [10]                 Holdings Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                    -                 $246
Depreciation, decommissioning and
  amortization                                                                -                    -                8,933
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    -                9,179
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                    -               (9,179)
Interest and dividend income                                               $125                    -                  200
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    125                    -                  200
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                       125                    -               (8,979)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                              64,960                    -               59,655
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                      64,960                    -               59,655
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (64,835)                   -              (68,634)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                    -              (22,023)
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (64,835)                                  (46,611)
Retained earnings - beginning of year                                  (115,359)                   -               24,260
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                       ($180,194)                   -             ($22,351)
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              First Hydro          First Hydro          First Hydro
                                                              Company [10]         Finance plc [10]     Company [11]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                           $338,315                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 338,315                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     87,873                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          58,181                  $82                    -
Depreciation, decommissioning and
  amortization                                                           11,647                    -                    -
Property and other taxes                                                 17,063                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                174,764                   82                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        163,551                  (82)                   -
Interest and dividend income                                              2,142               61,184                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                  2,142               61,184                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   165,693               61,102                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               59,655                    -
Other interest expense - net                                                118                1,855                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                         118               61,510                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     165,575                 (408)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                             52,359                  (83)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              113,216                 (325)
Retained earnings - beginning of year                                   125,921                3,573                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        $239,137               $3,248                    -
============================================================= ==================== ==================== ====================


MEC International B.V., Mission Energy Company (UK) Limited, Mission Hydro (UK) Limited, Mission Hydro Limited Partnership, EME Generation Holdings Limited and Subsidiaries [Tier 9] Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME Generation       Consolidating        EME Generation
                                                              Holdings Limited     Adjustments          Holdings Limited
                                                                                                        Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -            ($595,877)                   -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -             (595,877)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -             (122,890)                   -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -              (92,255)                 $83
Depreciation, decommissioning and
  amortization                                                                -              (63,230)                   -
Property and other taxes                                                      -              (17,063)                   -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -             (295,438)                  83
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -             (300,439)                 (83)
Interest and dividend income                                                  -             (217,224)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -             (217,224)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -             (517,663)                 (83)
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -             (475,504)                   9
Other interest expense - net                                                  -               (1,973)                   -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -             (477,477)                   9
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -              (40,186)                 (92)
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -              (38,287)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                                    (1,899)                 (92)
Retained earnings - beginning of year                                         -              (46,629)                 (52)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -             ($48,528)               ($144)
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $12,402                   $2                  $17
Receivables - net                                                        21,271                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (190)                   -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     33,483                    2                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               132,818                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               15,597
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       132,818                    -               15,597
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $166,301                   $2              $15,615
============================================================= ==================== ==================== ====================


MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $12,421                    -
Receivables - net                                                      ($14,517)               6,754                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         (1)                (190)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (14,518)              18,985                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                12,095              144,913                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (15,597)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (3,502)             144,913                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    3,525                3,525                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,525                3,525                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($14,495)            $167,423                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $21,996                    -                    -
Accounts payable                                                         11,552                ($181)            ($33,712)
Accrued taxes                                                              (105)                   -                    -
Accrued interest                                                          2,111                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                35,554                 (181)             (33,712)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           98,424                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  30,766                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,766                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  2                    -                    -
Additional paid-in capital                                                    -                    -                  161
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (5,503)                  (6)                (214)
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                         7,058                  189               49,380
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,557                  183               49,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $166,301                   $2              $15,615
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -              $21,996                    -
Accounts payable                                                       ($14,517)             (36,858)                   -
Accrued taxes                                                                 -                 (105)                   -
Accrued interest                                                              -                2,111                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (14,517)             (12,856)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               98,424                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,141               31,907                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,141               31,907                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 (2)                   -                    -
Additional paid-in capital                                                    -                  161
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                7,545                1,822                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (8,662)              47,965                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (1,119)              49,948                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($14,495)            $167,423                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                            $95,623                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  95,623                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     41,150                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          14,336                    -                  $14
Depreciation, decommissioning and
  amortization                                                            7,895                    -                    -
Property and other taxes                                                  2,086                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 65,467                    -                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         30,156                    -                  (14)
Interest and dividend income                                            (54,975)                                   49,241
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (54,975)                   -               49,241
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (24,819)                   -               49,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,328                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       7,328                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (32,147)                   -               49,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              7,587                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (39,734)                   -               49,227
Retained earnings - beginning of year                                    46,792                 $189                  153
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $7,058                 $189              $49,380
============================================================= ==================== ==================== ====================




MEC International B.V.
Mission Energy Company (UK) Limited
Pride Hold Limited and Subsidiaries [Tier 7]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $95,623                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               95,623                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,150                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,350                    -
Depreciation, decommissioning and
  amortization                                                             $179                8,074                    -
Property and other taxes                                                      -                2,086                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    179               65,660                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (179)              29,963                    -
Interest and dividend income                                                  -               (5,734)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               (5,734)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (179)              24,229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                7,328                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                7,328                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (179)              16,901                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                7,587                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (179)               9,314                    -
Retained earnings - beginning of year                                    (8,482)              38,652                    -
Dividends declared on common stock                                           (1)                  (1)                   -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,662)             $47,965                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    $12,402                   $2                  $17
Receivables - net                                                        21,271                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (190)                   -                    1
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                     33,483                    2                   18
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                               132,818                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -                    -               15,597
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       132,818                    -               15,597
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $166,301                   $2              $15,615
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -              $12,421                    -
Receivables - net                                                      ($14,517)               6,754                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                         (1)                (190)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (14,518)              18,985                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                12,095              144,913                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       (15,597)                   -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                        (3,502)             144,913                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                    3,525                3,525                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                    3,525                3,525                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           ($14,490)            $167,423                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                       $21,996                    -                    -
Accounts payable                                                         11,552                ($181)            ($33,712)
Accrued taxes                                                              (105)                   -                    -
Accrued interest                                                          2,111                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                35,554                 (181)             (33,712)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                           98,424                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                  30,766                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                               30,766                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  2                    -                    -
Additional paid-in capital                                                    -                    -                  161
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                               (5,503)                  (6)                (214)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         7,058                  189               49,380
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                         1,557                  183               49,327
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $166,301                   $2              $15,615
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                      ($14,517)             $21,996                    -
Accounts payable                                                              -              (36,858)                   -
Accrued taxes                                                                 -                 (105)                   -
Accrued interest                                                              -                2,111                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               (14,517)             (12,856)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -               98,424                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                   1,141               31,907                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                1,141               31,907                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 (2)                   -                    -
Additional paid-in capital                                                    -                  161                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                7,544                1,822                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                        (8,660)              47,966                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                        (1,118)              49,949                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             ($14,494)            $167,424                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Lakeland Power Ltd   Lakeland Power       Pride Hold Limited
                                                                                   Development Company
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                        $95,623                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                  95,623                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     41,150                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                          14,336                    -                  $14
Depreciation, decommissioning and
  amortization                                                            7,895                    -                    -
Property and other taxes                                                  2,086                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                 65,467                    -                   14
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                         30,156                    -                  (14)
Interest and dividend income                                            (54,975)                   -               49,241
Other nonoperating income (deductions)- net                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (54,975)                   -               49,241
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                   (24,819)                   -               49,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                               7,328                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                       7,328                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (32,147)                   -               49,227
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                              7,587                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (39,734)                   -               49,227
Retained earnings - beginning of year                                    46,792                 $189                  153
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $7,058                 $189              $49,380
============================================================= ==================== ==================== ====================




MEC International B.V.
Pride Hold Limited and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Pride Hold Limited
                                                              Adjustments          Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -              $95,623                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               95,623                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -               41,150                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,350                    -
Depreciation, decommissioning and
  amortization                                                             $178                8,073                    -
Property and other taxes                                                      -                2,086                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    178               65,659                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (18)              29,964                    -
Interest and dividend income                                                  -               (5,734)                   -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -               (5,734)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                      (178)              24,230                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                7,328                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                7,328                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                        (178)              16,901                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                7,587                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                 (178)               9,315                    -
Retained earnings - beginning of year                                    (8,482)              38,652                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                         ($8,660)             $47,966                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME del Caribe       EME del Caribe [7]   EcoElectrica
                                                              Holding GmbH                              Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,324                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,324                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       223,961             $223,345                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       223,961              223,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $225,285             $223,345                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                          -                  $12                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                          -                   12                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                             -              224,330            ($448,291)
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                             -              224,330             (448,291)
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                                  -             $224,342            ($448,291)
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                     $1,336                    -                    -
Receivables - net                                                             -                    -                    -
Fuel inventory                                                                -                    -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                      1,336                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -                    -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       223,345                    -                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       223,345                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $224,681                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EME del Caribe       EME del Caribe [7]    EcoElectrica
                                                              Holding GmbH                               Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- --------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- --------------------- --------------------

Short-term debt                                                               -                    -                     -
Current portion of long-term debt                                             -                    -                     -
Accounts payable                                                              -                  $47                     -
Accrued taxes                                                              $106                    -                     -
Accrued interest                                                              -                    -                     -
Dividends payable                                                             -                    -                     -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total current liabilities                                                   106                   47                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Long-term debt                                                                -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                     -
Accumulated deferred investment
  tax credits                                                                 -                    -                     -
Customer advances and other deferred
  credits                                                                     -                    -                     -
Other long-term liabilities                                                   -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Minority Interest                                                             -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                     -
  Subject to mandatory redemption                                             -                    -                     -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                     -
Other preferred securities                                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Common stock                                                                 43                    -                     -
Additional paid-in capital                                              224,950              223,298                     -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                     -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           186                    -                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total common shareholders' equity                                       225,179              223,298                     -
------------------------------------------------------------- -------------------- --------------------- --------------------

Total liabilities and shareholders' equity                             $225,285             $223,345                     -
============================================================= ==================== ===================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                              -                   $8                    -
Accrued taxes                                                                 -                   (4)                   -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                     -                    4                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                   15                 ($43)
Additional paid-in capital                                                    -              224,330             (448,248)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                                                 (7)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                             -              224,338             (448,291)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                                    -             $224,342            ($448,291)
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -                    -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                            $55                    -                    -
Accrued taxes                                                               102                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                   157                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       -                    -                    -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -                    -                    -
Other long-term liabilities                                                   -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                 15                    -                    -
Additional paid-in capital                                              224,330                    -                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                    -                    -                    -
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                           179                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       224,524                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $224,681                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EME del Caribe       EME del Caribe [7]   EcoElectrica
                                                              Holding GmbH                              Holdings, Ltd. [8]
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                             $22                 $229                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                     22                  229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                            (22)                (229)                   -
Interest and dividend income                                                105                    -                    -
Other nonoperating income (deductions)-net                                  (14)                 229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                     91                 $229                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        69                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          69                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 46                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   23                    -                    -
Retained earnings - beginning of year                                       163                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $186                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EcoElectrica Ltd.    EcoElectrica         Consolidating
                                                              [9]                  S.a.r.l.             Adjustments
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -                   $8                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -                    8                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -                   (8)                   -
Interest and dividend income                                                  -                    -                    -
Other nonoperating income (deductions)-net                                    -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      -                   (2)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         -                  (10)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           -                  (10)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                  -                   (3)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    -                   (7)                   -
Retained earnings - beginning of year                                         -                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                               -                  ($7)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
EcoElectrica S.a.r.l. and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              EcoElectrica
                                                              S.a.r.l.
                                                              Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -                    -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                    -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                            $259                    -                    -
Depreciation, decommissioning and
  amortization                                                                -                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                    259                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                           (259)                   -                    -
Interest and dividend income                                                105                    -                    -
Other nonoperating income (deductions)-net                                  213                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                    318                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                        59                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -                    -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                          59                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                 43                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                   16                    -                    -
Retained earnings - beginning of year                                       163                    -                    -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                            $179                    -                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                        $57               $1,283                    -
Receivables - net                                                             -                5,012                    -
Fuel inventory                                                                -                4,778                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                          -                  732                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                         57               11,805                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                                     -              739,339                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                       184,280                    -              $84,936
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                       184,280              739,339               84,936
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                        -                4,995                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                           $184,337             $756,139              $84,936
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
ASSETS
------------------------------------------------------------- -------------------- -------------------- --------------------

Cash and equivalents                                                    ($1,340)                   -                    -
Receivables - net                                                        (5,012)                   -                    -
Fuel inventory                                                           (4,778)                   -                    -
Materials and supplies, at average cost                                       -                    -                    -
Accumulated deferred income taxes - net                                       -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Prepayments and other current assets                                       (732)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current assets                                                    (11,862)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Nonutility property - net                                              (739,339)                   -                    -
Nuclear decommissioning trusts                                                -                    -                    -
Investments in partnerships
  and unconsolidated subsidiaries                                      (184,280)             $84,936                    -
Investments in leveraged leases                                               -                    -                    -
Other investments                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total investment and other assets                                      (923,619)              84,936                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Utility plant, at original cost:
  Transmission and distribution                                               -                    -                    -
  Generation                                                                  -                    -                    -
Accumulated provision for depreciation
  and decommissioning                                                         -                    -                    -
Construction work in progress                                                 -                    -                    -
Nuclear fuel, at amortized cost                                               -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total utility plant                                                           -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Unamortized nuclear investment - net                                          -                    -                    -
Income tax-related deferred charges                                           -                    -                    -
Regulatory balancing accounts - net                                           -                    -                    -
Unamortized debt issuance and
  reacquisition expense                                                       -                    -                    -
Other deferred charges                                                   (4,995)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred charges                                                   (4,995)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total assets                                                          ($940,476)             $84,936                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                               -              $11,401                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        ($1,879)            (283,049)            ($11,153)
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                              -                    -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net                                             -                    -                    -
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                                (1,879)            (271,648)             (11,153)
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                                -              418,280              133,068
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                      (9)                   -               (6,883)
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                                     -              353,905                    -
Other long-term liabilities                                                   -                  815                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                                   (9)             354,720               (6,883)
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                  -                    -                    -
Additional paid-in capital                                              181,930              186,821                    -
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                 (593)              (2,632)             (20,198)
  Unrealized gain in equity securities-net                                    -                    -
Retained earnings                                                         4,888               70,598               (9,898)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                       186,225              254,787              (30,096)
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                             $184,337             $756,139              $84,936
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Balance Sheet
December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------- -------------------- -------------------- --------------------

Short-term debt                                                        ($11,401)                   -                    -
Current portion of long-term debt                                             -                    -                    -
Accounts payable                                                        284,928             ($11,153)                   -
Accrued taxes                                                                 -                    -                    -
Accrued interest                                                                                   -                    -
Dividends payable                                                             -                    -                    -
Regulatory balancing accounts-net
Deferred unbilled revenue and other
  current liabilities                                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total current liabilities                                               273,527              (11,153)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Long-term debt                                                         (418,280)             133,068                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Accumulated deferred income taxes - net                                       9               (6,883)                   -
Accumulated deferred investment
  tax credits                                                                 -                    -                    -
Customer advances and other deferred
  credits                                                              (353,905)                   -                    -
Other long-term liabilities                                                (815)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total deferred credits & other liabilities                             (354,711)              (6,883)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority Interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Preferred stock:
  Not subject to mandatory redemption                                         -                    -                    -
  Subject to mandatory redemption                                             -                    -                    -
Company-obligated mandatorily redeemable
  securities of subsidiaries holding
  solely parent company debentures                                            -                    -                    -
Other preferred securities                                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total preferred securities of subsidiaries                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Common stock                                                                                       -                    -
Additional paid-in capital                                             (368,751)
Accumulated other comprehensive income:
  Cumulative translation adjustments - net                                3,225              (20,198)                   -
  Unrealized gain in equity securities-net                                    -                    -                    -
Retained earnings                                                       (75,486)              (9,898)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total common shareholders' equity                                      (441,012)             (30,096)                   -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total liabilities and shareholders' equity                            ($940,476)             $84,936                    -
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Mission Victoria     Latrobe Power        Traralgon Power
                                                              Partnership          Partnership [7]      Pty Ltd
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                              -                    -                    -
Unregulated power generation                                                  -              $55,570                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                       -               55,570                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                          -                8,759                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                               -               14,702                    -
Depreciation, decommissioning and
  amortization                                                                -               (8,295)
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                      -               15,166                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                              -               40,404                    -
Interest and dividend income                                                 $2               12,892                 $853
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                      2               12,892                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                         2               53,296                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                                   -               34,381                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                           -               34,381                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                           2               18,915                  853
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                                        8,364
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                                    2               18,915               (7,511)
Retained earnings - beginning of year                                     4,886               51,683               (2,387)
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                          $4,888              $70,598              ($9,898)
============================================================= ==================== ==================== ====================




MEC International B.V.
Traralgon Power Pty Ltd and Subsidiaries [Tier 6]
Consolidating Statements of Income and Retained Earnings
For the Year Ended December 31, 1999
(In thousands)


                                                              Consolidating        Traralgon Power
                                                              Adjustments          Pty Ltd
                                                                                   Consolidated
------------------------------------------------------------- -------------------- -------------------- --------------------

Electric utility                                                                                   -                    -
Unregulated power generation                                           ($55,570)                   -                    -
Financial services and other                                                  -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating revenue                                                 (55,570)                                        -
------------------------------------------------------------- -------------------- -------------------- --------------------

Fuel                                                                     (8,759)                   -                    -
Purchased power - contracts                                                   -                    -                    -
Purchased power - power exchange                                              -                    -                    -
Provisions for reg. adj. clauses - net                                        -                    -                    -
Other operation and maintenance                                         (14,702)                   -                    -
Depreciation, decommissioning and
  amortization                                                            8,295                    -                    -
Property and other taxes                                                      -                    -                    -
Net loss (gain) on sale of utility plant                                      -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------
Total operating expenses                                                (15,166)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Operating income                                                        (40,404)                   -                    -
Interest and dividend income                                            (12,894)                $853                    -
Other nonoperating income (deductions)-net                                    -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total other income - net                                                (12,894)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before fixed charges and taxes                                  (53,2980)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Interest and amortization on long-term debt                             (34,381)                   -                    -
Other interest expense - net                                                  -                    -                    -
Capitalized interest                                                          -                    -                    -
Dividends on preferred securities                                             -                    -                    -
Dividends on utility preferred stock                                          -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Total fixed charges                                                     (34,381)                   -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Minority interest                                                             -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income before taxes                                                     (18,917)                 853                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Income taxes                                                                                   8,364                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Net income                                                              (18,917)              (7,511)
Retained earnings - beginning of year                                   (56,569)              (2,387)                   -
Dividends declared on common stock                                            -                    -                    -
Dividends declared on preferred stock                                         -                    -                    -
------------------------------------------------------------- -------------------- -------------------- --------------------

Retained earnings - end of year                                        ($75,486)             ($9,898)                   -
============================================================= ==================== ==================== ====================




MEC International B.V.
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Derwent Cogeneration        EcoElectrica, L.P.          ISAB Energy s.r.l.
                                         Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $71,021                     $205,518                    $446,325

  Revenues                               $29,463                     -                           -

  Net Income (Loss)                      $2,886                      -                           -


Nature/Purpose of Business:              To own and operate a 214    To own and operate a 540    To own and operate a 512
                                         MW gas-fired, combined      MW gas-fired, combined      MW cogeneration facility
                                         cycle cogeneration          cycle cogeneration          located in Sicily, Italy
                                         facility in the United      facility in Puerto Rico
                                         Kingdom.

                                                                                                 49% by MEC Priolo B.V.
Ownership Interest(s)                    33% by Mission Energy       99.0% of 50% by
                                         Company (UK) Limited        EcoElectrica Holdings,
                                                                     Ltd., which is owned 50%
                                                                     by EME del Caribe

                                                                     1.0% of 50% by
                                                                     EcoElectrica Ltd. Which
                                                                     is owned by EcoElectrica
                                                                     Holdings, Ltd., which is
                                                                     owned 50% by EME del
                                                                     Caribe





MEC International B.V.
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          P.T. Paiton Energy Company  P.T. Adaro Indonesia        San Pascual Cogeneration
                                                                                                 Company (Philippines) Ltd.
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $1,079,487                  $18,786                     -

  Revenues                               $48,776                     $27,659                     -

  Net Income (Loss)                      $6,667                      $1,707                      -


Nature/Purpose of Business:              To own and operate a        Fuel supplier for P.T.      To own and operate a 304
                                         1,230 MW cogeneration       Paiton Energy Company       MW oil-fired, combined
                                         facility located in         located in Indonesia        cycle cogeneration
                                         Indonesia.                                              facility located in
                                                                                                 Philippines.

Ownership Interest(s)                    40% by MEC Indonesia B.V.   10% MEC Indo Coal B.V.
                                                                                                 49% by Morningstar
                                                                                                 Holdings B.V.

                                                                                                 1% by San Pascual
                                                                                                 Cogeneration Company
                                                                                                 International B.V.





MEC International B.V.
Equity Investments
December 31, 1999
(In thousands)


Name of Entity:                          Tri Energy Company Limited
---------------------------------------- --------------------------- --------------------------- ---------------------------

Equity Interest:

  Assets                                 $68,300                     -                           -

  Revenues                               -                           -                           -

  Net Income (Loss)                      -                           -                           -


Nature/Purpose of Business:              To own and operate a 700
                                         MW combined cycle cogeneration facility
                                         located in Thailand.


Ownership Interest(s)                    25% by EME Tri Gen B.V.










                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE

         The following is provided for Edison International on a consolidated basis:

Item No.           Caption Heading                       Amount
------------------ ------------------------------------- ---------------------

1.                 Total Assets                          $36,229,388,000

2.                 Total Operating Revenue               $ 9,670,064,000

3.                 Net Income                            $   623,030,000

                                    EXHIBIT C

                       EXEMPT WHOLESALE GENERATORS [EWGs]
                      AND FOREIGN UTILITY COMPANIES [FUCOs]


4.01     EPZ MISSION FUNDING MU TRUST  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Capital
03                 Edison Funding Company
04                    Mission Funding Epsilon
05                        Mission Funding Alpha
06                           Mission Funding Mu
07                              EPZ Mission Funding Mu Trust


4.02     EPZ MISSION FUNDING NU TRUST  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Capital
03                 Edison Funding Company
04                    Mission Funding Epsilon
05                        Mission Funding Delta
06                           Mission Funding Nu
07                              EPZ Mission Funding Nu Trust


4.03     AUBURNDALE POWER PARTNERS, L.P.  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Devereaux Energy Company
04                    Auburndale Power Partners, L.P. (49%LP)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 El Dorado Energy Company
04                    Auburndale Power Partners, L.P. (1%GP)


4.04     BROOKLYN NAVY YARD COGENERATION PARTNERS, LP  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy New York, Inc.
04                    Brooklyn Navy Yard Cogeneration Partners,LP(1% GP & 49%LP)


4.05     COMMONWEALTH ATLANTIC LIMITED PARTNERSHIP  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Hanover Energy Company
04                    Chickahominy River Energy Corp.
05                        Commonwealth Atlantic Limited Partnership (50%)

4.06     GORDONSVILLE ENERGY, LP  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Madison Energy Company
04                    Gordonsville Energy, LP (49%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Rapidan Energy Company
04                    Gordonsville Energy, LP (1%)


4.07     HARBOR COGENERATION COMPANY  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 South Coast Energy Company
04                    Harbor Cogeneration Company (30%GP)


4.08     EME HOMER CITY GENERATION L.P.  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Edison Mission Holdings Co.
04                    Chestnut Ridge Energy Company
05                        EME Homer City Generation L.P. (99%LP)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Edison Mission Holdings Co.
04                    Mission Energy Westside, Inc.
05                        EME Homer City Generation L.P. (1%GP)


4.09     MIDWEST GENERATION, LLC [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Midwest Generation EME, LLC
04                    Edison Mission Midwest Holdings Co.
05                        Midwest Generation, LLC


4.10     NEVADA SUN-PEAK LIMITED PARTNERSHIP  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Quartz Peak Energy Company
04                    Nevada Sun-Peak Limited Partnership (50%)

4.11     CONTACT ENERGY LIMITED  [EWG]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Edison Mission Energy Global Management, Inc.
04                    Majestic Energy Limited
05                        EME Royale
06                           Edison Mission Energy Taupo Limited
07                              Contact Energy Limited (40%)


4.12     KWINANA POWER PARTNERSHIP  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        MEC Perth B.V. (99%)
06                           Kwinana Power Partnership (99%)
---
05                        MEC International Holdings B.V.
06                           MEC Perth B.V. (1%)
07                              Kwinana Power Partnership (99%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Loy Yang Holdings Pty Ltd.
06                           Edison Mission Energy Holdings Pty Ltd.
07                              Mission Energy (Kwinana) Pty Ltd.
08                                  Kwinana Power Partnership (99%)


4.13     LOY YANG B JOINT VENTURE  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
---
05A                       Latrobe Power Pty Ltd (99%)
06A                          Mission Victoria Partnership (52.31%)
07A                             Latrobe Power Partnership (99%)
08A                                 Loy Yang B Joint Venture (51%)
---
05B                       Loy Yang Holdings Pty Ltd
06B                          Edison Mission Energy Holdings Pty Ltd
07B                             Edison Mission Energy Australia Ltd
08B                                 Latrobe Power Partnership (1%)
09B                                    Loy Yang B Joint Venture (51%)
---
05C                       Loy Yang Holdings Pty Ltd
06C                          Latrobe Power Pty Ltd (1%)
07C                             Mission Victoria Partnership (52.31%)
08C                                 Latrobe Power Partnership (99%)
09C                                    Loy Yang B Joint Venture (51%)
---

05D                       Loy Yang Holdings Pty Ltd
06D                          Mission Energy Ventures Australia Pty Ltd
07D                             Mission Victoria Partnership (1%)
08D                                 Latrobe Power Partnership (99%)
09D                                    Loy Yang B Joint Venture (51%)
---
05E                       Loy Yang Holdings Pty Ltd
06E                          Traralgon Power Pty Ltd (1%)
07E                             Mission Victoria Partnership (46.69%)
08E                                 Latrobe Power Partnership (99%)
09E                                    Loy Yang B Joint Venture (51%)
---
05F                       Traralgon Power Pty Ltd (99%)
06F                          Mission Victoria Partnership (46.69%)
07F                             Latrobe Power Partnership (99%)
08F                                 Loy Yang B Joint Venture (51%)
---
05G                       Mission Energy Company (UK) Limited
06G                          Mission Hydro (UK) Ltd
07G                             Mission Hydro Limited Partnership (1%)
08G                                 EME Generation Holdings Ltd
09G                                    EME Victoria Generation Ltd
10G                                       Mission Energy Development Australia
                                          Pty Ltd
11G                                          Gippsland Power Pty Ltd
12G                                              Loy Yang B Joint Venture (49%)
---
05H                       MEC Wales B.V. (99%)
06H                          Mission Hydro Limited Partnership (69%)
07H                             EME Generation Holdings Ltd
08H                                 EME Victoria Generation Ltd
09H                                    Mission Energy Development Australia
                                       Pty Ltd
10H                                       Gippsland Power Pty Ltd
11H                                          Loy Yang B Joint Venture (49%)
---
05I                       MEC International Holdings B.V.
06I                          MEC Wales B.V. (1%)
07I                             Mission Hydro Limited Partnership (69%)
08I                                 EME Generation Holdings Ltd
09I                                    EME Victoria Generation Ltd
10I                                       Mission Energy Development Australia
                                          Pty Ltd
11I                                          Gippsland Power Pty Ltd
12I                                              Loy Yang B Joint Venture (49%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Wales Company
04                    Mission Hydro Limited Partnership (30%)
05                        EME Generation Holdings Ltd
06                           EME Victoria Generation Ltd
07                              Mission Energy Development Australia Pty Ltd
08                                  Gippsland Power Pty Ltd
09                                     Loy Yang B Joint Venture (49%)

4.14     P. T. PAITON ENERGY COMPANY  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        MEC Indonesia B.V. (99%)
06                           P. T. Paiton Energy Company (40%)
---
05                        MEC International Holdings B.V.
06                           MEC Indonesia B.V. (1%)
07                              P. T. Paiton Energy Company (40%)


4.15     DERWENT COGENERATION LIMITED  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Mission Energy Company (UK) Limited
06                           Derwent Cogeneration Limited (33%)


4.16     FIRST HYDRO COMPANY  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
---
05J                       Mission Energy Company (UK) Limited
06J                          Mission Hydro (UK) Ltd
07J                             Mission Hydro Limited Partnership (1%)
08J                                 EME Generation Holdings Ltd
09J                                    First Hydro Holdings Company (99%)
10J                                       First Hydro Company (99%)
---
05K                       Mission Energy Company (UK) Limited
06K                          Mission Hydro (UK) Ltd
07K                             Mission Hydro Limited Partnership (1%)
08K                                 EME Generation Holdings Ltd
09K                                    First Hydro Holdings Company (99%)
10K                                       First Hydro Finance plc
11K                                          First Hydro Company (1%)
---
05L                       MEC Wales B.V. (99%)
06L                          Mission Hydro Limited Partnership (69%)
07L                             EME Generation Holdings Ltd
08L                                 First Hydro Holdings Company (99%)
09L                                    First Hydro Company (99%)
---
05M                       MEC Wales B.V. (99%)
06M                          Mission Hydro Limited Partnership (69%)
07M                             EME Generation Holdings Ltd
08M                                 First Hydro Holdings Company (99%)
09M                                    First Hydro Finance plc
10M                                       First Hydro Company (1%)
---

05N                       MEC International Holdings B.V.
06N                          MEC Wales B.V. (1%)
07N                             Mission Hydro Limited Partnership (69%)
08N                                 EME Generation Holdings Ltd
09N                                    First Hydro Holdings Company (99%)
10N                                       First Hydro Company (99%)
---
05O                       MEC International Holdings B.V.
06O                          MEC Wales B.V. (1%)
07O                             Mission Hydro Limited Partnership (69%)
08O                                 EME Generation Holdings Ltd
09O                                    First Hydro Holdings Company (99%)
10O                                       First Hydro Finance plc
11O                                          First Hydro Company (1%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Wales Company
04                    Mission Hydro Limited Partnership (30%)
05                        EME Generation Holdings Ltd
06                           First Hydro Holdings Company (99%)
---
07                              First Hydro Company (99%)
---
07                              First Hydro Finance plc
08                                  First Hydro Company (1%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Mission Energy Company (UK) Limited
06                           Mission Hydro (UK) Ltd
07                              First Hydro Holdings Company (1%)
08                                  First Hydro Company (99%)
---
08                                  First Hydro Finance plc
09                                     First Hydro Company (1%)


4.17     EDISON FIRST POWER LIMITED  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Global Generation B.V.
06                           Edison First Power Holdings I
07                              Maplekey Holdings Limited
08                                  Maplekey UK Finance Limited
09                                     Maplekey UK Limited
10                                        Edison First Power Limited

4.18     IBERICA DE ENERGIAS, S.A.  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Hydro Energy B.V. (10%)
06                           Iberica de Energias, S.A. (96.65%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Iberian Hy-Power Amsterdam B.V.
06                           Hydro Energy B.V. (90%)
07                              Iberica de Energias, S.A. (96.65%)
---
06                           Iberica de Energias (3.35%)


4.19     ELECTROMETALURGICA DEL EBRO, S.A.  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Hydro Energy B.V. (10%)
06                           Iberica de Energias, S.A. (96.65%)
07                              Electrometalurgica del Ebro, S.A. (91.32%)

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Iberian Hy-Power Amsterdam B.V.
06                           Hydro Energy B.V. (90%)
07                              Iberica de Energias, S.A. (96.65%)
08                                  Electrometalurgica del Ebro, S.A. (91.32%)
--
06                           Iberica de Energias, S.A. (3.35%)
07                              Electrometalurgica del Ebro, S.A. (91.32%)


4.20     LAKELAND POWER LIMITED  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        Mission Energy Company (UK) Limited
06                           Pride Hold Limited (99%)
07                              Lakeland Power Limited
---
05                        Pride Hold Limited (1%)
06                           Lakeland Power Limited

4.21     ECOELECTRICA L.P.  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        EcoElectrica S.a.r.l.
06                           EME del Caribe Holding GmbH
07                              EME del Caribe
08                                  EcoElectrica Holdings, Ltd. 50%
09                                     EcoElectrica Ltd.
10                                        Ecoelectrica LP (1%)
---
09                                     Ecoelectrica LP (99%)


4.22     TRI ENERGY COMPANY LIMITED [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        EME Tri Gen B.V.
06                           Tri Energy Company Limited (25%)


4.23     ISAB ENERGY, s.r.l.  [FUCO]

00       Edison International
01           The Mission Group
02              Edison Mission Energy
03                 Mission Energy Holdings International, Inc.*
04                    MEC International B.V.
05                        MEC Priolo B.V. (99%)
06                           ISAB Energy, s.r.l. (49%)
---
05                        MEC International Holdings B.V.
06                           MEC Priolo B.V. (1%)
07                              ISAB Energy, s.r.l. (49%)


* Mission Energy Holdings International, Inc. directly owns 99.99% (100% of the Class A shares) of MEC International B.V. ("MECI") and indirectly owns 0.01% of MECI through its wholly owned subsidiary EME UK International LLC, which owns 100% of the Class B shares of MECI.